Confidentially submitted to the Securities and Exchange Commission on November 14, 2025.

This draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER THE

SECURITIES ACT OF 1933

ROTH CH HOLDINGS, INC.

(Exact name of registrant as specified in its charter)

Delaware	7370	41-2349750
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

2340 Collins Avenue, Suite 402

Miami, Florida 33141

Tel. No. (949) 720-7133

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

John Lipman

2340 Collins Avenue, Suite 402

Miami, Florida 33141

Tel. No. (949) 720-7133

(Name, address including zip code, and telephone number, including area code, of agent for service)

With copies to:

Mitchell Nussbaum, Esq. Alexandria Kane, Esq. Loeb & Loeb LLP 345 Park Avenue New York, New York 10154 Tel: (212) 407-4000	Chad R. Ensz, Esq. Gregory Carney, Esq. Sheppard Mullin Richter & Hampton LLP 12275 El Camino Real, Suite 100 San Diego, CA 92130-4092 (858)-720-8900

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule l2b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging Growth Company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☒

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offeror sale is not permitted.

PRELIMINARY PROSPECTUS	SUBJECT TO COMPLETION	DATED NOVEMBER 14, 2025

$40,000,000

ROTH CH HOLDINGS, INC.

[●] Shares of Class A Ordinary Common Stock

We are offering [●] shares of our Class A ordinary common stock, par value $0.0001 per share (“Class A Ordinary Common Stock”). Upon the consummation of the Business Combination, defined below, Roth CH Holding Inc.’s name was changed to SharonAI Holdings, Inc. (the “Company”) and its Class A Ordinary Common Stock and the Public Warrants began trading on OTC Markets Group, Inc. - Pink Open Market under the reserved symbols “SHAZ,” “SHAZW,” respectively. We have reserved the symbol “SHAZ.” to list our Class A Ordinary Common Stock on the Nasdaq Capital Market. On [●], 2025, the last reported sale price of our common stock on OTC Market was $[●] per share.

We currently estimate the public offering price to be between $[●] and $[●] per share.

This offering is being conducted in connection with the closing of the business combination by and among the Company, Roth CH Acquisition Co., Roth CH Merger Sub, Inc. and SharonAI Inc. (“SharonAI”). The registration statement of which this prospectus forms a part is expected to become effective simultaneously with, or shortly following the consummation of the business combination.

All of the shares offered by this prospectus are being sold by us. We will receive all of the net proceeds from the sale of the shares offered hereby, after deducting underwriting discounts, commissions, and estimated offering expenses payable by us.

[●] is acting as the representative of the underwriters. The underwriters have a [●]-day option to purchase up to an additional [●] shares from us solely to cover over-allotments, if any.

This prospectus relates solely to the primary offering of shares of our common stock by us. The resale of certain of our outstanding securities by selling stockholders is being registered under a separate registration statement on Form S-1 filed with the SEC.

We are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012 and, as such, may elect to comply with certain reduced reporting requirements after this offering. See “Prospectus Summary—Emerging Growth Company Status.”

Investing in our securities involves a high degree of risk. You should carefully consider the risk factors beginning on page [11] of this prospectus before purchasing shares of our common stock.

	Price to Public	Underwriting Discounts and Commissions(1)	Proceeds to Us
Per Share	$	$	$
Total	$	$	$

(1)	See “Underwriting” for additional information regarding underwriting compensation.

We have granted the underwriters the right to purchase an additional _______shares of our common stock to cover over-allotments.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares of common stock to purchasers on                   , 2025.

Lucid Capital Markets

The date of this prospectus is               , 2025

EXPLANATORY NOTE

Roth CH Holdings, Inc. was a party to a business combination transaction by and among Roth CH Holdings, Inc., Roth CH Acquisition Co., Roth CH Merger Sub, Inc. and SharonAI Inc. The business combination closed on December __, 2025. In connection with the closing of the business combination, Roth CH Holdings, Inc. (i) changed its name to SharonAI Holdings, Inc. and (ii) became the ultimate parent company of the combined company. Its securities are traded on OTC Markets. This public offering of securities of Roth CH Holdings, Inc. (now known as SharonAI Holdings, Inc.) is to raise $40,000,000 and to uplist the securities of Roth CH Holdings, Inc. to the NASDAQ Stock Market.

You should rely only on the information contained in this prospectus and in any free writing prospectus. We and the underwriters have not authorized anyone to provide you with information different from that contained in this prospectus. We and the underwriters are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. The information in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of shares of our common stock.

Neither we nor any of the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of common stock and the distribution of this prospectus outside of the United States.

i

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus, and any amendment contain various forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”), which represent our expectations or beliefs concerning future events. These forward-looking statements include, without limitation, statements relating to expectations for future financial performance, business strategies or expectations for our business. These statements constitute projections, forecasts and forward-looking statements, and are not guarantees of performance. Such statements can be identified by the fact that they do not relate strictly to historical or current facts. When used in this prospectus, words such as “anticipate”, “believe”, “can”, “continue”, “could”, “estimate”, “expect”, “forecast”, “intend”, “may”, “might”, “plan”, “possible”, “potential”, “predict”, “project”, “seek”, “should”, “strive”, “target”, “will”, “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking.

Forward-looking statements in this prospectus and in any document incorporated by reference in this prospectus may include, for example, statements about:

●	the benefits of the Business Combination;

●	the future financial performance of the Company following the Business Combination;

●	changes in the market for the Company’s products and services; and

●	expansion plans and opportunities.

These forward-looking statements are based on information available as of the date of this prospectus the Company management’s current expectations, forecasts and assumptions, and involve a number of judgments, known and unknown risks and uncertainties and other factors, many of which are outside the control of the Company and their directors, officers and affiliates. Accordingly, forward-looking statements should not be relied upon as representing the Company’s views as of any subsequent date. The Company does not undertake any obligation to update, add or to otherwise correct any forward-looking statements contained herein to reflect events or circumstances after the date they were made, whether as a result of new information, future events, inaccuracies that become apparent after the date hereof or otherwise, except as may be required under applicable securities laws.

You should not place undue reliance on these forward-looking statements in deciding how your vote should be cast or in voting your shares on the proposals set out in this prospectus. Should one or more of a number of known and unknown risks and uncertainties materialize, or should any of our assumptions prove incorrect, our actual results or performance may be materially different from those expressed or implied by these forward-looking statements. Some factors that could cause actual results to differ include, but are not limited to:

●	risks relating to the uncertainty of the projected financial information with respect to the Company;

●	Sharon AI Holding Company’s public securities’ liquidity and trading;

●	the risk that the Business Combination disrupts current plans and operations;

●	the Company’s ability to obtain sufficient additional financing, on acceptable terms or at all, and ability to continue as a going concern;

●	the impact of the Company’s remaining indebtedness outstanding following the Business Combination;

●	changes in the market in which the Company competes, including with respect to its competitive landscape, technology evolution or changes in applicable laws or regulations;

●	the impact of macroeconomic events, such as inflation, recessions or depressions, and war or fears of war;

●	changes in the vertical markets that the Company targets;

●	the impact of current or future government regulation and oversight, including the U.S. federal, state and local authorities;

●	the Company's ability to launch new services and products or to profitably expand into new markets;

●	the ability to execute the Company’s growth strategies, including identifying and executing acquisitions;

●	the ability to develop and maintain effective internal controls and procedures, correct or remediate the previously identified material weakness, or correct or remediate any future identified material weaknesses;

●	the exposure to any liability, protracted and costly litigation or reputational damage relating to the Company’s data security;

●	the possibility that the Company may be adversely affected by other economic, business, and/or competitive factors; and

●	other risks and uncertainties indicated in this prospectus, including those set forth under “Risk Factors” of this prospectus.

INDUSTRY AND MARKET DATA

Unless otherwise indicated, information contained in this prospectus concerning our industry and the market in which we operate, including our market position, market opportunity and market size, is based on information from various sources, on assumptions that we have made based on such data and other similar sources and on our knowledge of the markets for our products. These data sources involve a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates.

We have not independently verified any third-party information. While we believe the market position, market opportunity and market size information included in this prospectus is generally reliable, such information is inherently imprecise. In addition, projections, assumptions and estimates of our future performance and the future performance of the industry in which we operate is necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the section titled “Risk Factors” and elsewhere in this prospectus and the registration statement of which this prospectus forms a part. These and other factors could cause results to differ materially from those expressed in the estimates made by the independent parties and by us.

PROSPECTUS SUMMARY

This summary highlights certain information appearing elsewhere in this prospectus. Because it is only a summary, it does not contain all of the information that you should consider before investing in shares of the Company’s Class A Ordinary Common Stock and it is qualified in its entirety by, and should be read in conjunction with, the more detailed information appearing elsewhere in this prospectus. Before you decide to invest in the Company’s Class A Ordinary Common Stock, you should read the entire prospectus carefully, including “Risk Factors” and our financial statements The Company and related notes thereto included elsewhere in this prospectus.

Overview

Unless the context otherwise requires, references in this section to “we,” “us,” or the “Company’ refers to Roth CH Acquisition Co. prior to the completion of the business combination and to the Company following the completion of the Business Combination.

Roth CH Holdings, Inc.

Roth CH Holdings, Inc. was incorporated in Delaware on December 30, 2024 as a wholly-owned subsidiary of Roth CH Acquisition Co. for the purpose of merging with Roth CH Acquisition Co., a Cayman Islands exempt company (“Roth CH”) to redomicile as Delaware corporation prior to the transactions contemplated in the Business Combination Agreement, and became the ultimate parent company upon consummation of the Business Combination. Concurrent with the consummation of the Business Combination, Roth CH Holdings, Inc. changed its name to SharonAI Holdings, Inc.

Roth CH

Roth CH is a blank check company incorporated on April 20, 2021 under the name “TKB Critical Technologies 1” as a Cayman Islands exempted company for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization, or similar business combination with one or more businesses. Effective September 7, 2023, shareholders approved a change in the company’s name to Roth CH Acquisition Co.

The Business Combination and the Business Combination Agreement

Business Combination Agreement

On January 28, 2025, Roth CH entered into that certain Business Combination Agreement (as it may be amended, supplemented or otherwise modified from time to time, the “Business Combination Agreement”), by and among Roth CH, Roth CH Holdings, Inc., a Delaware corporation and a direct, wholly owned subsidiary of Roth CH (the “Domestication Sub” or “PubCo”)), Roth CH Merger Sub, Inc., a Delaware corporation and a direct, wholly owned subsidiary of Roth CH (“Merger Sub”), and SharonAI Inc., a Delaware corporation (the “Company”).

In connection with the business combination contemplated by the Business Combination Agreement, Roth CH has merged with and into PubCo with PubCo as the surviving corporation (the “Domestication Merger”) and Merger Sub has merged with and into SharonAI with the SharonAI as the surviving corporation (the “Acquisition Merger” and collectively with the Domestication Merger the “Business Combination”). Upon consummation of the Business Combination described herein, PubCo was renamed SharonAI Holdings, Inc. and is also referred to in this prospectus as the “Company.”

The financial statements and pro forma data reflect the combined entity.

SharonAI

SharonAI Holdings, Inc. (“SharonAI Holdings”) is a corporation formed in Delaware on February 15, 2024, with the intent to act as a holding company which was formed to acquire various assets focused on or in the High Performance Computing (“HPC”) industry and the Artificial Intelligence (“AI”) field of technology. HPC is a computing technology that uses clusters of processors or processor cores working in parallel to solve advanced computational problems across a wide range of scientific, engineering, finance, business and other fields. We are specifically focused on infrastructure and technology associated with the development and delivery of these HPC/AI services to users and applications which require both large amounts of Graphic Processing Units (“GPU”) and Central Processing Units (“CPU”), combined with data storage. CPUs are general purpose processors while GPUs are optimized for parallel processing and were originally used for computer graphics. Data storage is used to store the large data sets common in HPC/AI and to back up information. Our two main business lines are an AI/HPC cloud platform, which is based in Australia, and the development of data center assets, which is based in the U.S., each as described further below.

In March of 2024, SharonAI Holdings formed two new wholly owned subsidiaries in Delaware, SharonAI Operations LLC, which they intend to use for U.S. based operational activities as our operations expand to the U.S., and SharonAI Hosting LLC, which they intend to use to hold assets that are acquired in the future and based in the U.S.

In April of 2024, SharonAI Holdings acquired 100% of the issued capital of Alternative Asset Management Pty Ltd ACN 645 215 194, an Australian company that we renamed SharonAI Pty Ltd (“SAIPL”) and which has a business operating distributed data storage a type of cloud storage that utilizes Web 3 technology to provide decentralized networks of independent nodes to securely store and retrieve data, ensuring redundancy, fault tolerance, and resistance to censorship while incentivizing storage providers with blockchain-based rewards. This acquisition was part of a transaction in which SAIPL also obtained certain assets from Digital Income Fund Pty Ltd ACN 643 155 328 as trustee for the Digital Income Fund ABN 12 771 427 247 (“DIF”), an Australian company which had storage servers and ancillary equipment for the operation of the distributed storage operations. In addition to these assets AAM had acquired a Tier 3 designed modular data center, although it had not fully paid for the equipment at the time of acquisition.

In June of 2024, SharonAI Holdings acquired over 96% of the issued capital of Distributed Storage Solutions Limited ACN 646 979 222 (“DSS”) via direct agreement with individual shareholders, an Australian company that operates distributed data storage and HPC/AI equipment. In the period from June 2024 to December 2024, we continued with further acquisitions of the issued capital ending 2024 with over 99% of outstanding stock in DSS. The acquisitions of SAIPL and DSS provided us with a substantial amount of storage capacity, GPUs and CPUs, a core operational team including our current chief operating officer and strategic relationships with suppliers including Lenovo and NEXTDC. Both SAIPL and DSS continue as our main operating subsidiaries in Australia.

SharonAI Holdings acquired a fleet of GPU / CPU and storage servers and currently operate out of three third-party co-location data centers in Australia. As of December 31, 2024:

Existing Operations Online
Total GPU’s operating	432
Total CPU’s operating	195
Total Storage Capacity (PB)	Over 51

In January of 2025, SharonAI Holdings formed a 50:50 joint venture with New Era Helium, Inc., named Texas Critical Data Centers LLC (“TCDC”), to fund, develop, and construct a planned 250 Mega Watt (“MW”) sustainable data center site project behind the meter with a natural gas-fired power plant within the Permian Basin in Western Texas. See additional information about TCDC below.

SharonAI Holdings continues to conduct research and development into our systems, and we are actively testing several configurations and locations to determine the best configuration and architecture for including both GPU systems and traditional CPU based computing systems.

Summary Risk Factors

The Company believes it is important to communicate its expectations to its securityholders. However, there may be events in the future that the Company is able to predict accurately or over which they have control. The section in this prospectus entitled “Risk Factors” and the other cautionary language discussed in this prospectus provide examples of certain risks, uncertainties and events that may cause actual results to differ materially from the expectations described by the Company in such forward-looking statements. Set forth below is only a summary of certain principal risks associated with an investment in the Company’s Class A Ordinary Common Stock. You should carefully consider the following discussion of risks, as well as the discussion of risks included elsewhere in this prospectus, including those described under “Risk Factors.”

●	We have a limited operating history and have incurred operating losses since our inception and anticipate that we will continue to incur losses in the foreseeable future, which could adversely impact our operations, strategy and financial performance.

●	We may be unable to raise additional capital needed to grow our business.

●	The cost of obtaining new and replacement compute and storage servers and ancillary equipment, parts and other data center related equipment has historically been capital-intensive and is likely to continue being capital-intensive, which could materially and adversely affect our business, financial condition, and results of operations.

●	Our business has and is expected to continue to have significant customer concentration.

●	Our industry has significant competition and technological change.

●	We may not adequately respond to price fluctuations and rapidly changing technology, which may negatively affect our business.

●	The Company or our suppliers may not be able to procure or repair hardware that is required in our operations.

●	Supply chain and logistics issues for us, our contractors or our suppliers may delay our expansion plans or increase the cost of constructing our infrastructure.

●	Any long-term outage or limitation of the internet and network connections at our sites could materially impact our operations and financial performance.

●	Access to reliable electricity sources at reasonable prices, developed land and co-location arrangements are critical to our growth and profitability.

●	Serial defects in our GPUs and other equipment may result in failure or underperformance relative to expectations and impact our operations and financial performance.

●	Cyber-security threats pose a challenge to our business and a risk of reputational damage.

●	Cyberattacks and security breaches of cloud services, or those impacting our third parties, could adversely impact our brand and reputation and our business, operating results, and financial condition.

●	Global climate change and related environmental regulations may have an adverse effect on our business operations and financial position.

●	Our operations could be negatively impacted by import tariffs and/or other government mandates.

●	We maintain cash deposits in excess of federally insured limits. Adverse developments affecting financial institutions, including bank failures, could adversely affect our liquidity and financial performance.

●	Our results of operations may suffer if the Company is not able to successfully manage our exposure to foreign exchange rate risks.

●	Our international operations subjects us to international operational, financial, legal, political and public health risks which could harm our operating results.

●	We use certain open source technology in our business. We may face claims from open source licensors claiming ownership of, or demanding the release of, the technology and any other intellectual property that the Company developed using or derived from such open-source technology.

●	Impact of advancements in artificial intelligence on demand for AI and HPC data centers may reduce the need for HPC and AI-specific data center infrastructure, which could have an adverse effect on our business, results of operations, and financial condition.

●	Security breaches, computer malware and computer hacking attacks have been a prevalent concern in the digital asset exchange markets.

●	Uncertainty Regarding the Growth of Blockchain and Web 3 Technologies.

●	Our digital assets are highly concentrated in a single digital asset, which enhances the risk inherent in our strategy.

●	We cannot assure the completion of the cluster of NVIDIA H100 or H200 GPUs or our joint venture’s 250MW sustainable data center site project, and even after such completions, we may not be able to generate adequate revenue to operate profitably and/or to continue as a going concern.

●	Our business depends upon the demand for data centers.

●	Our business is expected to have significant customer concentration.

●	If we incorrectly estimate our hosting capacity requirements and related capital expenditures, our results of operations could be adversely affected.

●	HPC/AI and data center activities are energy-intensive, which may restrict the geographic locations of our activities to locations with renewable sources of power. Government regulators may potentially restrict the ability of electricity suppliers to provide electricity to HPC and data center operators, including us.

●	Regulatory restrictions that target AI, including, but not limited to, export restrictions may have a material adverse impact on our intended operations.

●	Digital assets are likely to be more highly regulated.

●	Regulatory changes or interpretations of our activities require us or any of our affiliates to register as a money services business (“MSB”) under the regulations promulgated by FinCEN.

●	If regulatory changes or interpretations require the regulation of digital assets under the Securities Act and Investment Company Act by the SEC, we may be required to register and comply with such regulations.

●	The holders of shares of Class B Super Common Stock will own a significant voting percentage of our stock and will be able to exert significant control over matters subject to stockholder approval.

●	It is not possible to predict the actual number of shares we will sell under the Standby Equity Purchase Agreement (“SEPA”) to YA PA II Ltd. (“YA”), or the actual gross proceeds resulting from those sales. Further, We may not have access to the full amount available under the SEPA with YA.

●	The sale and issuance of our Class A Ordinary Common Stock to YA will cause dilution to our existing stockholders, and the sale of the shares of Class A Ordinary Common Stock acquired by YA, or the perception that such sales may occur, could cause the price of our Class A Ordinary Common Stock to fall.

●	A large number of shares of the Company’s Class A Ordinary Common Stock may be sold in the market following this offering, which may significantly depress the market price of the Company’s Class A Ordinary Common Stock.

ABOUT THIS OFFERING

The following summary contains basic information about this offering. This summary is qualified in its entirety by the more detailed information included in this prospectus. Before making your investment decision with respect to our securities, you should carefully read this entire prospectus, including the information under “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the financial statements included elsewhere in this prospectus.

Issuer	Roth CH Holdings, Inc. (to be renamed Sharon AI Holdings, Inc. in connection with the Business Combination)

Common Stock being offered by us	______ Shares of Class A Ordinary Common Stock

Offering Price	$___ per share

Common Stock to be outstanding immediately after this offering	________ Shares of Common Stock consisting of ________of Class A Ordinary Common Stock and 6,816,948 shares of Class B Super Common Stock (collectively, “Common Stock”)

Over-allotment option	Shares of Class A Ordinary Common Stock

Use of proceeds	We estimate that the net proceeds from the sale of Class A Ordinary Common Stock that we are selling in the this offering will be approximately $__________ (or approximately $___ if the underwriter’s over-allotment is exercised in full) after deducting underwriter’s discounts and commissions and estimated offering expenses payable by us. We intend to use the net proceeds from this offering to [________________] and for working capital and other general corporate purposes. See “Use of Proceeds” for more information on the use of proceeds.

Lock-up	Pursuant to lock-up agreements, we, our directors, officers, and certain holders of our securities, have agreed that, subject to limited exceptions, we will not offer, sell, pledge or otherwise dispose of any shares of our common stock for a period of [●] days following the date of this prospectus without the prior written consent of the managing underwriters.

Proposed Nasdaq trading symbol	We intend to apply to list our Class A Ordinary Common Stock on the Nasdaq Capital Market under the symbol “SHAZ”

Risk factors	The securities offered by this prospectus are speculative and involve a high degree of risk and investors purchasing securities should not purchase the securities unless they can afford the loss of their entire investment. See “Risk Factors” beginning on page 11.

The number of shares of our common stock to be outstanding immediately after this offering is based on ______ share of Common Stock outstanding as of ______, 2025 and includes (on a pro forma and pro forma as adjusted basis) as of such date:

●	________ shares of Class A Ordinary Common Stock issuable upon closing of the Business Combination Agreement; and

●	________ shares of Class A Ordinary Common Stock issuable upon the closing of the cancellation of approximately $270,000 of outstanding indebtedness; and

and excludes:

●	________ shares of Class A Ordinary Common Stock issuable upon the exercise of outstanding options and warrants at a weighted average exercise price of $___ per share; and

●	________ shares of Class A Ordinary Common Stock reserved for issuance under our equity incentive plan.

Unless otherwise stated, all information in this prospectus assumes no exercise of the underwriters’ over-allotment option to purchase additional shares.

SUMMARY FINANCIAL AND OTHER DATA

The following table presents the summary historical financial data of SharonAI for the periods presented and should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations of SharonAI” and the financial statements and notes thereto included elsewhere in this prospectus. The statements of operations data for the fiscal years ended June 30, 2025 and 2024 are derived from our audited financial statements included elsewhere in this prospectus.

Year Ended September 30,
	2025	2024
Statements of Operations Data:
Revenues
Operating expenses
Loss from operations
Total other income (expense)
Net income (loss)

As of September 30, 2025
(unaudited)
Balance Sheet Data:
Cash
Total assets
Total current liabilities
Total liabilities
Total stockholders’ equity (deficit)

RISK FACTORS

Any investment in the Company’s Class A Ordinary Common Stock involves a high degree of risk. Before deciding whether to purchase the Company’s Class A Ordinary Common Stock, investors should carefully consider the risks described below. Our business, financial condition, operating results and prospects are subject to the following material risks. Additional risks and uncertainties not presently foreseeable to us may also impair our business operations. If any of the following risks actually occurs, our business, financial condition or operating results could be materially adversely affected. In such case, the trading price of the Company’s Class A Ordinary Common Stock could decline, and our stockholders may lose all or part of their investment in the shares of the Company’s Class A Ordinary Common Stock. If any of these risks actually occur, our business, financial condition, results of operations or cash flow could be adversely effected. This could cause the trading price of the Company’s Class A Ordinary Common Stock to decline, resulting in a loss of all or part of your investment. The risks and uncertainties described below are not the only ones facing us. Additional risks and uncertainties not presently known to us, or that we currently see as immaterial, may also harm our business. Please also read carefully the section above entitled “Special Note Regarding Forward-Looking Statements.” References to “we,” “us,” or “our” in this section refer to the Company.

Risks Related to SharonAI’s Business in General

We have a limited operating history as a combined company. We have incurred operating losses since our inception and anticipate that the Company will continue to incur losses in the foreseeable future, which could adversely impact our operations, strategy and financial performance.

We recently completed a business combination (the “Business Combination”) and as a result we have a limited operating history as a combined entity. Accordingly, you have limited technical financial information upon which to evaluate our business and prospects, and future operating results are subject to significant uncertainty.

During the short time the we have operated it has incurred net losses. We expect to continue to incur losses for the near future, and these losses may increase as we pursue our growth strategy. With the expansion of our two main businesses, our HPC/AI cloud platform and the development of data center assets, no certainty exists that we will become profitable and, even if we do achieve profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis. The future expansion of our business likely requires substantial capital costs and expenses and there can be no assurance that subsequent operational objectives will be achieved. If we do not achieve our operational objectives, and if we do not generate cash flow and income, our financial performance and long-term viability may be materially and adversely affected. Our inability to achieve and then maintain profitability would negatively affect our business, financial condition, results of operations and cash flows.

We have an evolving business model and strategy.

We expect our business model and strategy to continue to evolve in the future. As artificial intelligence and high-performance computing become more widely available, and as the needs of data centers increase, we expect related services and products to evolve. In order to stay current with our industry, our business model will also need to evolve. Our ability to retain, increase, and engage our user base and to increase our revenue depends heavily on our ability to continue to evolve our existing services and to create successful new services, both independently and in conjunction with developers or other third parties. As a result, from time to time, we may modify aspects of our business model relating to our strategy. Our growth strategy includes exploring the expansion and diversification of our revenue sources into new markets. We cannot offer any assurance that these or any other modifications to our business model and strategy will be successful or will not result in harm to our business. Such modifications may increase the complexity of our business and place significant strain on our management, personnel, operations, systems, technical performance, financial resources and internal financial control and reporting functions. Moreover, we may not be able to manage growth effectively, which could damage our reputation, limit our growth and adversely affect our operating results. Further, we cannot provide any assurance that we will successfully identify all emerging trends and growth opportunities within our industry or other markets we seek to expand into, and we may lose out on such opportunities. These efforts, including the introduction of new services or changes to existing services, may also result in new or enhanced governmental or regulatory scrutiny, litigation, ethical concerns, or other complications that could adversely affect our business, reputation, or financial results. If our new or changed services fail to engage users or developers, or if our business plans are unsuccessful, we may fail to attract or retain users or to generate sufficient revenue, operating margin, or other value to justify our investments, and our business may be adversely affected.

Our results of operations may fluctuate significantly and may not fully reflect the underlying performance of our business.

Our results of operations, including the levels of our net revenues, expenses, net loss and other key metrics, may vary significantly in the future due to a variety of factors, some of which are outside of our control, and period-to-period comparisons of our operating results may not be meaningful, especially given our limited operating history.

The results for any one quarter are not necessarily an indication of future performance. Fluctuations in quarterly results may adversely affect the market price of the Company’s Class A Ordinary Common Stock. Factors that may cause fluctuations in our annual financial results include:

●	the amount and timing of operating expenses related to our new business operations and infrastructure; and

●	general economic, industry and market conditions.

We may be unable to raise additional capital needed to grow our business.

At least until our business strategy is implemented there may be a need to raise additional capital to expand our operations and pursue our growth strategies, including potential acquisitions of complementary businesses, and to respond to competitive pressures or unanticipated working capital requirements. We may not be able to obtain additional debt or equity financing on favorable terms, if at all, which could impair our growth and adversely affect our existing operations. If we raise additional funds through one or more equity financings, our stockholders may experience significant dilution of their ownership interests, and the per share value of the Company’s Class A Ordinary Common Stock could decline. Furthermore, if we engage in additional debt financing, the holders of debt likely would have priority over the holders of common stock on order of payment preference. We may be required to accept terms that restrict our ability to incur additional indebtedness or take other actions including terms that require us to maintain specified liquidity or other ratios that could otherwise not be in the interests of our stockholders.

The cost of obtaining new and replacement compute and storage servers and ancillary equipment, parts and other data center related equipment has historically been capital-intensive and is likely to continue being capital-intensive, which could materially and adversely affect our business, financial condition, and results of operations.

Our operations require significant capital investment to purchase and maintain the property and equipment required to provide our services. Our operations can only be profitable if the costs, inclusive of hardware and electricity costs, associated with high-performance computing and data center operations are lower than the reward or fee for service received. Our business, financial condition, and results of operations are dependent on our ability to operate with greater revenue than costs. As the cost of obtaining new equipment increases, the cost of operating also increases. This requires a corresponding increase in the price of services for us to maintain profitability. We experience ordinary wear and tear from operation and may also face more significant malfunctions caused by factors which may be beyond our control. Additionally, as technology evolves, we may acquire newer models of equipment to remain competitive in the market. Consequently, we will rely on capital markets, as sources of liquidity for capital requirements for growth. If we are unable to access capital at competitive rates, the ability to implement business plans, make capital expenditures or pursue acquisitions we would otherwise rely on for future growth may be adversely affected. Market disruptions may increase the cost of borrowing or adversely affect our ability to access one or more financial markets. Such market disruptions could include:

●	A significant economic downturn;

●	The financial distress of unrelated industry leaders in the same line of business;

●	Deterioration in capital market conditions;

●	Turmoil in the financial services industry;

●	Volatility in GPU prices;

●	Terrorist attacks;

●	Trade tariff or restrictions

●	War; and/or

●	Cyberattacks.

Our business has and is expected to continue to have significant customer concentration.

We generate a large portion of our revenue (around 99% in 2024) from a small number of customers (3 customers in 2024). There are inherent risks whenever a large percentage of total revenue is concentrated with a limited number of customers. If we were to lose one or more of our customers, our operating results could be materially adversely affected.

We expect that the limited number of customers will continue to account for a high percentage of our revenue for the foreseeable future. In addition, demand for our services generated by these customers may fluctuate significantly from quarter to quarter. The concentration of our customer base increases risks related to the financial condition of our customers, and the deterioration in the financial condition of a single customer or the failure of a single customer to perform its obligations could have a material adverse effect on our results of operations and cash flow. In the event that any of our customers experience a decline in their equipment usage for any reason, or decide to discontinue the use of our services, we may be compelled to lower our prices or risk losing a significant customer. Such developments could adversely affect our profit margins and financial position, leading to a negative impact on our revenue and operational results.

We are highly dependent on our key personnel, and if we are not successful in attracting and retaining highly qualified personnel, we may not be able to successfully implement our business strategy.

Our ability to compete in the highly competitive digital infrastructure industry, including HPC/AI cloud services and data center development, depends upon our ability to attract and retain highly qualified personnel. The responsibility of the direction and operation of our business relies heavily on a small number of key people, including CEO Wolf Schubert and COO Andrew Leece. If any of our key employees or service providers cease their involvement in our business or, in the unfortunate situation one or more of them are seriously injured or dies, this loss would have a significant and likely adverse impact on us.

To induce valuable employees to remain at our company, in addition to salary and cash incentives, we have provided equity awards that vest over time. The value to employees of equity awards that vest over time may be significantly affected by movements in our stock price that are beyond our control and may at any time be insufficient to counteract more lucrative offers from other companies. Despite our efforts to retain valuable employees, members of our management team may terminate their employment with us on short notice. Although we have employment agreements with some of our key employees, these employment agreements provide for at-will employment, which means that any of our employees could leave our employment at any time, with or without notice. We do not maintain “key man” insurance policies on the lives of these individuals or the lives of any of our other employees.

We may not have, or be able to obtain or maintain, relevant business insurance.

Due to the industry in which we operate, we may not be able to obtain or maintain some types of insurance that operators of similar businesses would usually obtain, on commercially viable premiums, or at all. Currently, we do not have any business liability or disruption insurance to cover our operations, other than director’s and officer’s liability insurance. We have determined that the costs of insuring for these risks and the difficulties associated with acquiring such insurance on commercially reasonable terms make it impractical for us to have such insurance. Any uninsured business disruptions may result in our incurring substantial costs and the diversion of resources, which could have an adverse effect on our results of operations and financial condition.

Failure to effectively manage our growth could place strains on our managerial, operational, and financial resources and could adversely affect our business and operating results.

As our infrastructure operations grow, the administrative demands upon us will grow, and our success will depend upon our ability to meet those demands. We are organized as a holding company, with numerous subsidiaries. Both the parent company and each of our subsidiaries require certain financial, managerial, and other resources, which could create challenges to our ability to successfully manage our subsidiaries and operations and impact our ability to assure compliance with our policies, practices, and procedures. These demands include, but are not limited to, increased executive, accounting, management, legal services, staff support, and general office services. We may need to hire additional qualified personnel to meet these demands, the cost and quality of which is dependent in part upon market factors outside of our control. Further, we will need to effectively manage the training and growth of our staff to maintain an efficient and effective workforce, and our failure to do so could adversely affect our business and operating results.

We have potential risks in connection with growth and acquisitions.

Our future growth may depend in part on our ability to acquire patented technologies or potential target companies that have synergies with our business activities. Such acquisitions are subject to numerous risks, including, but not limited to the following:

●	our inability to enter into a definitive agreement with respect to any potential acquisition, or if we are able to enter into such agreement, our inability to consummate the potential acquisition;

●	difficulty integrating the operations, technology, and personnel of the acquired entity including achieving anticipated synergies;

●	our inability to achieve the anticipated financial and other benefits of the specific acquisition;

●	difficulty in maintaining controls, procedures, and policies during the transition and monetization process;

●	diversion of our management’s attention from other business concerns; and

●	failure of our due diligence process to identify significant issues, including issues with respect to patented technologies and other legal, tax, and financial contingencies.

If we are unable to manage these risks effectively as part of any acquisition, our business could be adversely affected.

We may acquire other businesses, form joint ventures or acquire other companies or businesses that could negatively affect our operating results, dilute our stockholders’ ownership, increase our debt or cause us to incur significant expense; notwithstanding the foregoing, our growth may depend on our success in uncovering and completing such transactions.

We cannot offer any assurance that acquisitions of businesses, assets, and/or entering into strategic alliances or joint ventures will be successful. We may not be able to find suitable partners or acquisition candidates and may not be able to complete such transactions on favorable terms, if at all. If we make any acquisitions, we may not be able to integrate these acquisitions successfully into our existing infrastructure. In addition, in the event we acquire any existing businesses we could assume unknown or contingent liabilities.

Any future acquisitions also could result in the issuance of shares, the incurrence of debt, contingent liabilities, or future write-offs of intangible assets or goodwill, any of which could have a negative impact on our cash flows, financial condition, and results of operations. Integration of an acquired company may also disrupt ongoing operations and require management resources that otherwise would be focused on developing and expanding our existing business. We may experience losses related to potential investments in other companies, which could harm our financial condition and results of operations. Further, we may not realize the anticipated benefits of any acquisition, strategic alliance, or joint venture if such investments do not materialize.

To finance any acquisitions or joint ventures, we may choose to issue common shares, preferred shares, or a combination of debt and equity as consideration, which could significantly dilute the ownership of our existing stockholders or provide rights to such preferred stockholders in priority over our common shareholders. Additional funds may not be available on terms that are favorable to us, or at all. If the price of our stock is low or volatile, we may not be able to acquire other companies or fund a joint venture project using shares as consideration.

Our future results will suffer if we do not effectively manage our expanded operations.

The size of our business is forecast to increase significantly beyond the size of our historical businesses on a stand-alone basis. Our future success depends, in part, upon our ability to manage this expanded business, which may pose substantial challenges for management, including challenges related to the management and monitoring of new operations and associated increased costs and complexity. There can be no assurance that we will be successful or that we will realize the expected operating efficiencies, cost savings, revenue enhancements, and other benefits anticipated from the growth.

Our industry has significant competition and technological change.

We operate in the rapidly evolving high-performance computing and artificial intelligence industry, which is characterized by technological disruption and intense competition.

The markets in which we operate are highly competitive, we expect that competition will continue to be intense due to rapid technological changes, frequent product introductions and improvements used by our competitors, or new competitors of our services that may provide. Our competition through these changes may offer better performance that may include additional features that render our products comparatively less competitive. We may also face aggressive pricing by competitors, especially during challenging economic times. In addition, our competitors may have significant marketing and sales resources which could increase the competitive environment in a declining market or during challenging economic times, leading to lower prices and margins. Some competitors may have greater access or rights to complementary technologies or supplies for improved equipment.

The market for high-performance computing and cloud services is driven in large part by demand for server clusters, specialized or high-performance applications, and hosted software solutions which require fast and efficient data processing and is characterized by rapid advances in technologies. It is difficult to predict the development of demand for high-performance computing and cloud services, the size and growth rate for this market, the entry of competitive products, or the success of any existing or future products that may compete with any high-performance computing and cloud services we may develop. There has been an increasing number of competitors providing high-performance computing and cloud services, which has resulted in increasing competition and pricing pressure that may cause us to reduce our pricing in order to remain competitive. Meanwhile, if there is a reduction in demand for any high-performance computing and cloud services, whether caused by a lack of customer acceptance, a slowdown in demand for computational power, an overabundance of unused computational power, advancements in technology, technological challenges, competing technologies, and solutions, decreases in corporate and customer spending, weakening economic conditions or otherwise, it could result in reduced customer orders, early order cancellations, the loss of customers, or decreased sales, any of which would adversely affect our business, results of operations and financial condition.

The market for large-scale data center developments such as TCDC is driven by large enterprise customers. Access to sufficient and reliable power is a key factor for the success of such a development project. For TCDC, we are planning on constructing natural gas-fired power generation on-site with power solution partners but there can be no guarantee that we will be successful in this regard, and we are competing with developments that are connecting to existing power generation. In addition, developing data center projects is a complex process with many stakeholders and considerations, including permitting and fiber connectivity, and we are competing with more established competitors.

Our existing and potential competitors may have various competitive advantages over us, such as:

●	greater name recognition, longer operating histories, and larger market shares;

●	more established marketing, banking, and compliance relationships;

●	more efficient hardware;

●	greater data center capabilities (for example, through adoption of proprietary technology);

●	more developed sales and customer management capabilities;

●	more developed technical capabilities;

●	more timely introduction of new technologies;

●	preferred relationships with suppliers, including of compute servers and other equipment;

●	better access to more competitively priced power;

●	greater reliability in electricity supply, whether as a result of a greater number of backup sources of power or otherwise;

●	greater financial resources and access to capital to acquire new hardware, businesses, and capabilities to enable growth;

●	more reliable network connections as a result of the location of their data centers to key interconnect points and internet connections;

●	lower labor, compliance, risk mitigation, and research and development costs;

●	larger and more mature intellectual property portfolios;

●	greater number of applicable licenses or similar authorizations;

●	fewer regulatory restrictions, including with respect to energy supply;

●	established core business models outside of high-performance computing, allowing them to operate on lesser margins or at a loss;

●	operations in certain jurisdictions with lower compliance costs and greater flexibility to explore new product offerings; and

●	substantially greater financial, technical, and other resources.

Our ability to compete depends on our capacity to develop, commercialize, and scale computing infrastructure and AI solutions that address customer needs faster and more efficiently than our competitors. Advances in alternative architectures and technologies by larger and better-capitalized companies could render our current or planned offerings less competitive or obsolete.

If we are unable to compete successfully, or if competing successfully requires us to take costly actions in response to the actions of our competitors, our business, operating results, and financial condition could be adversely affected.

We may not adequately respond to price fluctuations and rapidly changing technology, which may negatively affect our business.

Competitive conditions within our industry require that we use sophisticated technology in the operation of our business. The digital infrastructure industry, including HPC/AI computing and the development of data center assets, is characterized by rapid technological changes, new product introductions, enhancements, and evolving industry standards. New technologies, techniques, or products could emerge that might offer better performance than the software and other technologies we currently utilize, and we may have to manage transitions to these new technologies to remain competitive. We may not be successful, generally or relative to our competitors, in timely implementing new technology into our systems, or doing so in a cost-effective manner. During the implementation of any such new technology into our operations, we may experience system interruptions and failures during such implementation. Furthermore, there can be no assurances that we will recognize, in a timely manner or at all, the benefits that we may expect as a result of implementing new technology into our operations. As a result, our business and operations may suffer, and there may be adverse effects on the value of the Company’s Class A Ordinary Common Stock.

We or our suppliers may not be able to procure or repair hardware that is required in our operations.

Geo-political events in recent times have caused multiple supply chain disruptions for companies globally. Our business relies on certain hardware such as the compute and storage and ancillary equipment, equipment related to data center and power infrastructure, and other digital infrastructure technologies. If we are unable to procure such equipment, or replacement parts (at commercial prices or at all), or they are delayed, our operations may be adversely affected which would likely have a material adverse effect on our business, financial condition, results of operations and prospects. If the manufacturers of such hardware are unable to obtain materials or components themselves, they may experience manufacturing delays or have to cease manufacturing altogether. Supply chain disruptions may also occur from time to time due to a range of factors beyond our control, including, but not limited to, increased costs of labor, freight costs and raw material prices along with a shortage of qualified workers.

There are a small number of major suppliers of GPUs and the equipment we require globally, and manufacturing related to our business is concentrated in a limited number of countries. If we were unable to source compute, storage, and ancillary equipment from those suppliers (for example due to overwhelming global demand for servers with appropriate GPUs) at a commercial price, or at all, this would have a materially adverse impact on our business, financial condition, results of operations and prospects. Even if the suppliers have agreed to supply us with equipment, they may fail to supply the equipment due to their inability to manufacture a sufficient amount of the required equipment due to a shortage of components or resources such as semiconductors, a default, insolvency, a change in control, or change of laws (including export/import restrictions, quotas or tariffs).

The trade policies of the U.S., on one hand, and foreign countries on the other hand, are dynamic at the moment, and trade policies such as export/import restrictions, quotas, or tariffs, changing with either of these countries, or others, may reduce the ability of our suppliers to supply us with the equipment we need, or create a shortage or lack of components necessary for their manufacture.

Uncertainties due to evolving laws and regulations could also impede the ability of a foreign-based company, to obtain or maintain permits or licenses required to conduct business in various markets. Changes in any of these policies, laws and regulations, or the interpretations thereof, as they relate to the digital infrastructure hardware suppliers, could have a negative impact on our business.

Additionally, if our electricity suppliers are negatively affected by the international supply chain issues they may not be able to maintain or grow their facilities, and may breach their commitments to supply us or our colocation data center providers with the contracted power, or we may be unable to source extra power in the future to enable our growth. This would likely have a material adverse effect on our business, financial condition, results of operations and prospects.

Such supply chain disruptions have the potential to cause material impacts to our operating performance and financial position if the delivery of equipment for our facilities is delayed.

Supply chain and logistics issues for us, our contractors or our suppliers may delay our expansion plans or increase the cost of constructing our infrastructure.

The equipment used in our operations is generally manufactured by third parties using a large amount of commodity inputs (for example, steel, copper, aluminum). Many manufacturing businesses globally are currently experiencing supply chain issues and increased costs with respect to such commodities and other materials and labor used in their production processes, which is due to a complex array of factors including increased demand which can occur from time to time. Procurement from suppliers which manufacture equipment outside of North America is also exposed to additional risks such as regulatory changes (for example, a tariff or ban on equipment imported or exported from certain jurisdictions) and global freight disruptions. Additionally, shortages in global semiconductor chip supply may impact procurement timelines for equipment. Such issues may cause delays in the delivery of, or increases in the cost of, the equipment used in our operations, which could materially impact our operating results and may delay our expansion plans.

In addition, public health crises, including an outbreak of an infectious disease (such as COVID-19), terrorist acts, and political or military conflict, such as the conflict in Ukraine, have increased the risks and costs of doing business abroad. Many of the manufacturers of our equipment are located outside of the jurisdictions in which we have facilities and sites, necessitating international shipping to enable us to incorporate the equipment into our facilities. Political and economic instability have caused many businesses to experience logistics issues in the past resulting in delayed deliveries of equipment, which could occur again in the future. Supply chain disruptions may also occur from time to time due to a range of factors beyond our control, including, but not limited to, climate change, seasonal and unseasonal weather events, shipping constraints (for example, blocked shipping canals or closure of shipyards), increased costs of labor, inflationary pressure, freight costs, industrial disputes, political or military blockades and raw material prices along with a shortage of qualified workers. Such supply chain disruptions can potentially cause material impacts to our operating performance and financial position if delivery of equipment for our facilities is delayed.

Any long-term outage or limitation of the internet and network connections at our sites could materially impact our operations and financial performance.

A secure, reliable and fast internet connection is required for our customers to effectively interact with our compute and storage servers. Any extended downtime, bandwidth limitations or other constraints may reduce our ability to generate income, including reputational risk for our business. We may not have backup network connections at our operations, and any backup connections may not be sufficient to support all of our, or our customers, needs in an affected location for the duration of the outage, limitations or constraints to the primary network connection. The effects of any such events could have a material adverse effect on our operating results and financial condition.

Moreover, network outages or disruptions can lead to loss of connectivity to critical network services and applications necessary for our operations. This includes potential impacts on remote monitoring and management tools, which are essential for maintaining optimal performance and responding to issues in real-time. Any delay in identifying and resolving problems can lead to prolonged downtime and further financial losses.

Furthermore, the reliability of our network connections is crucial for maintaining the security of our operations. Interruptions or limitations in connectivity can expose us to increased risk of cyberattacks or unauthorized access, as certain security measures may be compromised during periods of reduced connectivity. In the event of a network outage or limitations in connectivity, our ability to maintain regular business operations could be severely impacted, potentially leading to decreased revenue, increased operational costs, and damage to our reputation. The reliability of our internet connections could also negatively affect our customers who rely on our high performance computing and cloud services and the reliability of such solutions, leading to potential loss of business and long-term financial repercussions. Moreover, network outages, or the perception that our cloud platform may be exposed to the risk of network outages where we have limited or no backup connections at all, could adversely impact our ability to compete in the market for high performance computing and cloud services.

Access to reliable electricity sources at reasonable prices, developed land and co-location arrangements are critical to our growth and profitability.

Data centers consume electricity primarily to power compute and storage servers and cooling equipment, therefore electricity costs are an important factor affecting our profitability and viability. If we are unable to source and enter into agreements for the supply and purchase of electricity, or if we are unable to continue to receive the electricity supplies we have already secured (for example we are unable to re-contract an expiring arrangement), this will reduce our capacity to conduct and grow the number of compute and storage servers we can operate, and therefore the amount of revenue we can generate.

Certain economic, environmental, and regulatory events or changes beyond our control, including acts of God such as natural disasters, climate change, wars, sabotage, epidemics, riots, loss or malfunctions of utilities, labor disputes, which may be transitory or chronic, could occur to restrict our access to electricity, or drive up the costs of electricity to a point that some or all of our planned, future or existing operations are uncommercial, which may lead to us being unable to grow our operations, or reducing, suspending or ceasing our data processing operations. The price of electricity available in the market more generally is dependent on numerous factors such as the types of generation, regulatory environment, electricity market structure, and supply/demand balances.

Our data centers development business requires land suitable to the construction of power generation, or close to reasonably priced electricity sources. If we are unable to acquire rights to use such land, or lose the rights to land we currently occupy, this would likely mean that we would lose access to the relevant supply of electricity. A lack of access to the electricity or ability to generate electricity would significantly impact the profitability and viability of this business.

Our co-located operations, including our AI/HPC cloud platform business, require sophisticated infrastructure, land and reasonably priced electricity. If we are unable to obtain additional contracts on acceptable terms or renew current agreements for these services on acceptable rates, this would significantly impact the profitability of our business.

We face risks related to system interruption and lack of redundancy.

We experience occasional system interruptions and delays that make our services unavailable or slow to respond and prevent us from efficiently accepting or fulfilling orders or providing services to customers and third parties, which may reduce our net sales and the attractiveness of our products and services. Steps we take to add software and hardware, upgrade our systems and network infrastructure, and improve the stability and efficiency of our systems may not be sufficient to avoid system interruptions or delays that could adversely affect our operating results.

Our computer and communications systems and operations in the past have been, or in the future could be, damaged or interrupted due to events such as natural or human-caused disasters (including public health crises) or extreme weather (including as a result of climate change), geopolitical events and security issues (including terrorist attacks and armed hostilities), computer viruses, physical or electronic break-ins, operational failures (including from energy shortages), and similar events or disruptions. Any of these events could cause system interruption, delays, and loss of critical data, and could prevent us from accepting and fulfilling customer orders and providing services, which could make our product and service offerings less attractive and subject us to liability. Our systems are not fully redundant and our disaster recovery planning may not be sufficient. In addition, our insurance may not provide sufficient coverage to compensate for related losses. Any of these events could damage our reputation and be expensive to remedy.

Any critical failure of key electrical or data center equipment may result in material impacts to our operations and financial performance.

Certain key pieces of electrical or data center equipment may represent single points of failure for some or all of the power capacity at our operating sites. Any failure or imminent risk of failure of such equipment may result in our inability to utilize some or all of our equipment in an affected location for the duration of time it takes to repair or remediate equipment, or procure and install replacement parts.

Due to the long-lead times required to acquire some of the equipment used in our operations, the failure of certain parts could result in lengthy outages at an affected location, and could materially impact our operations, financial results and financial condition.

Serial defects in our GPUs and other equipment may result in failure or underperformance relative to expectations and impact our operations and financial performance.

Our operations contain certain items of equipment that have a high concentration from one manufacturer (for example, our high performance computing hardware). Additionally, the equipment we rely on may experience defects in workmanship or performance on arrival or throughout its operational life. If such defects are widespread across equipment we use, we could suffer material outages or underperformance compared to expectations. Such circumstances could adversely affect our business, prospects, financial condition and operating results and could result in a substantial decrease in our customers choosing to use another provider and may adversely impact the competitiveness of our services. Such circumstances could adversely affect our business, prospects, financial condition and operating results.

A loss of confidence in our security system, or a breach of our security system, may adversely affect our business.

We will take measures to protect our self and our digital and physical assets from unauthorized access, damage or theft; however, it is possible that the security system may not prevent the improper access to, or damage or theft of our assets. A security breach could harm our reputation or result in the loss of some or all of our assets. A resulting perception that our measures do not adequately protect our assets could adversely affect our business, financial condition, results of operations and prospects.

Cyber-security threats pose a challenge to our business and a risk of reputational damage.

Any breach of our digital infrastructure, or potentially the digital infrastructure of trusted third parties, could result in damage to our reputation which could adversely affect our business, financial condition, results of operations and prospects.

The security system and operational infrastructure may be breached due to the actions of outside parties, error or malfeasance of an employee, or otherwise, and, as a result, an unauthorized party may obtain access to our private keys and/or data. Additionally, outside parties may attempt to fraudulently induce employees of ours to disclose sensitive information in order to gain access to our infrastructure. As the techniques used to obtain unauthorized access, disable or degrade service, or sabotage systems change frequently, or may be designed to remain dormant until a predetermined event and often are not recognized until launched against a target, we may be unable to anticipate these techniques or implement adequate preventative measures. If an actual or perceived breach of our security system occurs, the market perception of the effectiveness of our security system could be harmed, which could adversely affect our business, financial condition, results of operations and prospects. In the event of a security breach, we may also be forced to cease operations, or suffer a reduction in assets, the occurrence of each of which could adversely affect us.

Cyberattacks and security breaches of cloud services, or those impacting our third parties, could adversely impact our brand and reputation and our business, operating results, and financial condition.

Our cloud services involve the collection, storage, processing, and transmission of confidential information, employee, service provider, and other personal data. We have built our cloud services on the premise that we maintain a secure way to secure, store, and transact in cloud services. As a result, any actual or perceived security breach of us or our third-party partners may:

●	harm our reputation and brand;

●	result in our cloud services being unavailable and interrupt our operations;

●	result in improper disclosure of data and violations of applicable privacy and other laws;

●	result in significant regulatory scrutiny, investigations, fines, penalties, and other legal, regulatory, and financial exposure;

●	cause us to incur significant remediation costs;

●	divert the attention of management from the operation of our business; and

●	adversely affect our business and operating results.

Further, any actual or perceived breach or cybersecurity attack, whether or not we are directly impacted, could lead to a general loss of customer confidence in the digital infrastructure industry or in the use of technology used in our industry, which could negatively impact us, including the market perception of the effectiveness of our security measures and technology infrastructure.

An increasing number of organizations, including large merchants, businesses, technology companies, and financial institutions, as well as government institutions, have disclosed breaches of their information security systems, some of which have involved sophisticated and highly targeted attacks, including on their websites, mobile applications, and infrastructure.

Attacks upon systems across a variety of industries, including cloud services, are increasing in their frequency, persistence, and sophistication, and, in many cases, are being conducted by sophisticated, well-funded, and organized groups and individuals, including state actors. The techniques used to obtain unauthorized, improper, or illegal access to systems and information (including customers and partners’ personal data, AI algorithms, disable or degrade services, or sabotage systems are constantly evolving, may be difficult to detect quickly, and often are not recognized or detected until after they have been launched against a target. These attacks may occur on our cloud services or those of our third-party service providers or partners. Certain types of cyberattacks could harm us even if our systems are left undisturbed. For example, attacks may be designed to deceive employees and service providers into releasing control of our systems to a hacker, while others may aim to introduce computer viruses or malware into our cloud services with a view to stealing confidential or proprietary data. Additionally, certain threats are designed to remain dormant or undetectable until launched against a target and we may not be able to implement adequate preventative measures.

Although we have developed systems and processes designed to protect the data we manage, prevent data loss and other security breaches, effectively respond to known and potential risks, and expect to continue to expend significant resources to bolster these protections, there can be no assurance that these security measures will provide absolute security or prevent breaches or attacks. We have experienced from time to time, and may experience in the future, breaches of our security measures due to human error, malfeasance, insider threats, system errors or vulnerabilities, or other irregularities. Unauthorized parties have attempted, and we expect that they will continue to attempt, to gain access to our systems and facilities, as well as those of our customers, partners, and third-party service providers, through various means, including hacking, social engineering, phishing, and attempting to fraudulently induce individuals (including employees, service providers, and our customers) into disclosing usernames, passwords, payment card information, or other sensitive information, which may, in turn, be used to access our cloud services. Threats can come from a variety of sources, including criminal hackers, hacktivists, state-sponsored intrusions, industrial espionage, and insiders. Certain threat actors may be supported by significant financial and technological resources, making them even more sophisticated and difficult to detect. As a result, our costs and the resources we devote to protecting against these advanced threats and their consequences may continue to increase over time.

We may be subject to material litigation, investigations or enforcement actions by regulators and governmental authorities.

We may become subject to certain claims, legal proceedings (including individual and class actions) and government investigations or enforcement actions, including in the ordinary course of business. Agreements we enter sometimes include indemnification provisions which can subject us to costs and damages in the event of a claim against an indemnified third party. Regardless of the merit of particular claims, defending against litigation or responding to government investigations can be expensive, time-consuming, disruptive to operations and distracting to management. If we are unable to successfully defend against such claims then we may become liable to make substantial payments to satisfy judgments, fines or penalties, or alter, delay, limit or cease some or all its business practices. We also may suffer damage to our brand and reputation

Global climate change and related environmental regulations may have an adverse effect on our business operations and financial position.

Changes in climate and its effect on the environment such as changes in rainfall, weather patterns, water supplies and shortages, sea level and changing temperatures could have an adverse effect on our operations and financial performance. We operate in a variety of environments, and the potential physical effects of climate change on our operations, if any, are highly uncertain.

Extreme weather events may:

●	cause damage to one or more of our co-location facilities and therefore reduce our ability to maximize the performance of the compute and storage servers;

●	affect the delivery times of equipment ordered from our manufacturers and therefore impact our financial forecasts; and/or

●	cause power disruptions or cuts to our facilities, reducing operating times and the performance of the compute and storage servers.

Changes in tax law may negatively affect our business.

Changes to federal, state, local and foreign tax laws have the ability to benefit or adversely affect our earnings and our customer costs. Significant changes to corporate tax rates could result in the impairment of deferred tax assets that are established based on existing law at the time of deferral. A number of factors may increase our future effective income tax rate, including:

●	Governmental authorities increasing taxes or eliminating deductions;

●	The jurisdictions in which earnings are taxed;

●	The resolution of issues arising from tax audits with various tax authorities;

●	Changes in the valuation of our deferred tax assets and liabilities;

●	Adjustments to estimated taxes upon finalization of various tax returns;

●	Changes in available tax credits;

●	Changes in stock-based compensation;

●	Other changes in tax laws; and/or

●	The interpretation of tax laws and/or administrative practices.

Our operations could be negatively impacted by import tariffs and/or other government mandates.

We operate in or provide services to capital-intensive industries in which federal trade policies could significantly impact the availability and cost of materials. Imposed and proposed tariffs by the Trump administration could significantly increase the prices and delivery lead times on equipment that is critical to us and our customers. We face competition from source providers both in the U.S. and around the world. Prolonged lead times on the delivery of equipment and further tariff increases could adversely affect our business, financial condition and results of operations.

We maintain cash deposits in excess of federally insured limits. Adverse developments affecting financial institutions, including bank failures, could adversely affect our liquidity and financial performance.

We regularly maintain domestic cash deposits in Federal Deposit Insurance Corporation (“FDIC”) insured banks that exceed the FDIC insurance limits. Bank failures, events involving limited liquidity, defaults, non-performance, or other adverse developments that affect financial institutions, or concerns or rumors about such events, may lead to liquidity constraints. For example, on March 10, 2023, Silicon Valley Bank failed and was taken into receivership by the FDIC. The failure of a bank, or other adverse conditions in the financial or credit markets impacting financial institutions at which we maintain balances, could adversely impact our liquidity and financial performance. There can be no assurance that our deposits in excess of the FDIC or other comparable insurance limits will be backstopped by the U.S., or that any bank or financial institution with which we do business will be able to obtain needed liquidity from other banks, government institutions or by acquisition in the event of a failure or liquidity crisis.

Our cash balances are held at a number of financial institutions that expose us to their credit risk

We maintain our cash and cash equivalents at financial or other intermediary institutions. The combined account balances at each institution located in the United States typically exceed FDIC insurance coverage of $250,000 per depositor. The combined account balances at each institution located in Australia typically exceed the deposit guarantee schemes of the equivalent of 250,000AUD per depositor. As a result, there is a concentration of credit risk related to amounts on deposit in excess of the deposit insurance coverage amounts. At June 30, 2025, substantially all of our cash and cash equivalent balances held at financial institutions exceeded deposit insured limits. While we did not have any direct exposure to Silicon Valley Bank, Signature Bank, or First Republic, which suffered severe liquidity losses during 2023, if other banks and financial institutions enter receivership or become insolvent in the future in response to financial conditions affecting the banking system and financial markets, our ability, and the ability of our customers, clients and vendors, to access existing cash, cash equivalents and investments, or to access existing or enter into new banking arrangements or facilities, may be threatened and could have a material adverse effect on our business and financial condition.

Our results of operations may suffer if we are not able to successfully manage our exposure to foreign exchange rate risks.

A substantial majority of our sales and cost of components are denominated in U.S. dollars. As our business grows, more of our sales and production costs may be denominated in other currencies. Where such sales or production costs are denominated in other currencies, they are converted to U.S. dollars for the purpose of calculating any sales or costs to us. Our sales may decrease as a result of any appreciation of the U.S. dollar against these other currencies.

Most of our current expenditures are incurred in U.S. dollars and many of our components come from countries that currently base their currency against the U.S. dollar. If the exchange rates change adversely or are allowed to increase, then additional U.S. dollars will be required to fund our purchases of these components.

Although we do not currently enter into currency option contracts or engage in other hedging activities, we may do so in the future. There is no assurance that we will undertake any such hedging activities or that, if we do so, they will be successful in reducing the risks associated with our exposure to foreign currency fluctuations.

Our international operations subjects us to international operational, financial, legal, political and public health risks which could harm our operating results.

A substantial part of our operations, including all of our colocation sites, are outside of the United States and many of our customers and suppliers have some or all of their operations in countries other than the United States. Risks associated with conducting business outside of the United States include:

●	compliance burdens and costs associated with a wide variety of foreign laws and regulations, particularly labor and environmental, that govern our operations in those countries;

●	legal uncertainties regarding foreign taxes, tariffs, border taxes, quotas, and export controls,

●	export licenses, import controls and other trade barriers;

●	economic instability and high levels of inflation in certain countries where our suppliers are located and

●	customers, particularly in the Asia-Pacific region, causing delays or reductions in orders for their products and therefore our sales;

●	political or public health instability, including global pandemics, in the countries in which our suppliers operate;

●	changes or volatility in currency exchange rates;

●	difficulties in collecting accounts receivable and longer accounts receivable payment cycles; and

●	Any of these factors could harm our own, our suppliers’ and our customers’ international operations and businesses and impair our and/or their ability to continue expanding into international markets.

Risks Related to SharonAI’s AI/HPC Cloud Platform Business

If we fail to succeed in the high performance computing and cloud services market, our revenues, growth prospects, and financial condition could be materially and adversely affected.

The future revenue growth of our digital infrastructure business, including HPC/AI cloud services, will depend largely on our ability to successfully expand our business to more customers who are requiring HPC/AI cloud services. We cannot predict how or to what extent the demand for our products in the digital infrastructure market will develop going forward. If we fail to obtain the necessary equipment or fail to effectively utilize this equipment, or if the digital infrastructure market does not develop as we currently anticipate based on the expected growth of HPC/AI, our revenues, growth prospects, and financial condition could be materially and adversely affected.

Our high performance computing and cloud services technology and infrastructure may not operate properly or as we expect them to, which could cause us to incur fines and monetary penalties, adversely affecting our business, results of operations, and financial condition.

The continuous development, maintenance, and operation of our high performance computing and cloud services technology and infrastructure is expensive and complex and may involve unforeseen difficulties, including material performance problems, undetected defects, or errors, particularly with new capabilities and system integrations. We may encounter technical obstacles, and it is possible that we may discover additional problems that prevent our technology and systems from operating properly. If our high performance computing and cloud services do not function reliably, we may incur fines and monetary penalties, as well as regulatory orders requiring remedial, injunctive, or other corrective actions.

Regulators may limit our ability to develop or implement our high performance computing and cloud services technology and infrastructure and/or may eliminate or restrict the confidentiality of our technology, which could have a material adverse effect on our business, financial condition and results of operations.

Our future success depends on our ability to continue to develop and implement our high performance computing and cloud services technology and to maintain the confidentiality of this technology. Changes to existing regulations, their interpretation or implementation, or new regulations could impede our use of this technology or require that we disclose our technology to our competitors, which could impair our competitive position and result in a material adverse effect on our business, results of operations, and financial condition.

We use certain open source technology in our business. We may face claims from open source licensors claiming ownership of, or demanding the release of, the technology and any other intellectual property that we developed using or derived from such open-source technology.

We utilize a combination of open-source and licensed third-party technologies in the development and operation of our high performance computing and cloud services. While open-source technologies enable rapid development and cost efficiencies, they also pose potential risks, such as security vulnerabilities, lack of long-term support, and legal risks related to licensing terms. Similarly, reliance on licensed third-party technologies may expose us to risks associated with changes in licensing terms, costs, or discontinuation of the licensed products.

We will continue to use open-source technology in the future. There is a risk that open-source technology licenses could be construed in a manner that imposes unanticipated conditions or restrictions on our ability to offer our products. Open source licensors may also decide to change the conditions on which they make their open-source technology available for our use. Additionally, we may face claims from open-source licensors claiming ownership of, or demanding the public release or free license of, the technology and any other intellectual property that it developed using or derived from such open source technology. The terms of many open source licenses have not been interpreted by United States courts. There is a risk that these licenses could be construed in a way that could impose unanticipated conditions or restrictions on our ability to commercialize our services. These claims could result in litigation and could require that we make our technology freely available, purchase a costly license or cease offering the implicated products or services unless and until we can re-engineer them to avoid infringement. This re-engineering process could require significant technology and product development resources, and we may not be able to complete the process successfully. Failure to adequately manage these risks could result in operational disruptions, legal liabilities, and adverse impacts on our business, results of operations, and financial condition.

Impact of advancements in artificial intelligence on demand for AI and HPC data centers may reduce the need for HPC and AI-specific data center infrastructure, which could have an adverse effect on our business, results of operations, and financial condition.

The AI industry is rapidly evolving, with continuous improvements in algorithms, software efficiencies, and hardware capabilities. Emerging AI technologies, such as demonstrated by DeepSeek, may allow for complex AI operations to be executed with significantly less computing power than is currently required. This reduction in computational intensity could decrease the demand for specialized compute and HPC data center services. If AI developers are able to achieve the same or better performance outcomes with more energy-efficient, cost-effective, or less resource-intensive technologies, they may adjust their need for large-scale, high capacity data center solutions. This shift could have an adverse effect on our business, results of operations, and financial condition. We continuously monitor industry trends and invest in innovation to mitigate these risks. However, there is no assurance that we will be able to anticipate or respond effectively to such changes, which could have an adverse effect on our business, results of operations, and financial condition.

AI technologies are constantly evolving, and any flaws in or misuse of AI, even if committed by other third parties, could have a negative impact on our business, reputation, brands, and the general acceptance of Artificial Intelligence solutions by society.

AI technologies are still in a preliminary stage of development and are constantly evolving. As with many disruptive innovations, AI presents risks and challenges that could affect user perception and its adoption. Any flaws in or insufficiencies of AI, and any inappropriate or premature usage thereof, whether actual or perceived, and whether by us or by other third parties, may dissuade prospective customers from adopting AI solutions, and may impair the general acceptance of AI by broader society. Moreover, AI is covered extensively, and in many instances critically, by various news media across the world. There is no assurance that any of the products or services we may develop for use with AI will not be misused or applied in a way that is inconsistent with public expectations. Any misuse of our products or services, whether actual or perceived, and whether by us or by other third parties, could negatively impact our brands and reputation, and in turn our business, financial condition, and results of operation.

Our cloud services business is subject to complex and evolving U.S. and foreign laws and regulations regarding AI, machine learning, and automated decision making.

In recent years the use of machine learning, AI and automated decision making, has come under increased regulatory scrutiny, and governments and regulators in the United States, European Union, and other places have announced the need for greater regulation regarding the use of machine learning and AI generally. New laws, guidance, and decisions in this area may limit our high performance computing and cloud services business, or require us to make changes to our high performance computing and cloud services technology and infrastructure and our operations that may decrease our operational efficiency, result in an increase to operating costs and/or hinder our ability to improve our cloud services.

For example, certain global privacy laws regulate the use of automated decision making and may require that the existence of automated decision making be disclosed to the data subject with a meaningful explanation of the logic used in such decision making in certain circumstances, and that safeguards must be implemented to safeguard individual rights, including the right to obtain human intervention and to contest any decision. Other global privacy laws allow individuals the right to opt out of certain automated processing of personal data and create other requirements that impact automated decision-making. At the federal level, the President of the United States recently issued an Executive Order on the Safe, Secure, and Trustworthy Development and Use of Artificial Intelligence, which charges multiple agencies, including The National Institute of Standards and Technology, with producing guidelines in connection with the development and use of AI. In the European Union, there was political agreement on the EU AI Act, which establishes a comprehensive, risk-based governance framework for AI in the EU market. The EU AI Act entered in force on August 1, 2024, and the majority of the substantive requirements will apply two years later (beginning 2026). The EU AI Act will apply to companies that develop, use and/or provide AI in the European Union and includes requirements around transparency, conformity assessments and monitoring, risk assessments, human oversight, security, accuracy, general purpose AI and foundation models, and proposes fines for breach of up to 7% of worldwide annual turnover (revenue). Additionally, in September of 2022, the European Commission proposed two Directives seeking to establish a harmonized civil liability regime for AI in the European Union, in order to facilitate civil claims in respect of harm caused by AI and to include AI-enabled products within the scope of the European Union’s existing strict liability regime. Once fully applicable, the EU AI Act will have a material impact on the way AI is regulated in the European Union, and together with developing guidance and/or decisions in this area, may affect our use of AI and our ability to provide, improve, or commercialize our cloud services, and could require additional compliance measures and changes to our operations and processes.

Moreover, the intellectual property ownership and license rights, including copyright, surrounding AI technologies has not been fully addressed by courts or laws or regulations, and the use or adoption of AI technologies into our offerings may result in exposure to claims of copyright infringement or other intellectual property misappropriation. As the legal and regulatory framework for AI and automated decision making evolves, we may not always be able to anticipate how to respond to these laws or regulations, and compliance may adversely impact our operations and involve significant expenditure and resources. Any failure by us to comply may result in significant liability, potential increases in civil claims against us, negative publicity, an erosion of trust, and/or increased regulation and could materially adversely affect our business, results of operations, and financial condition.

Regulatory restrictions that target AI, including, but not limited to, export restrictions may have a material adverse impact on our intended operations.

The increasing focus on the strategic importance of AI technologies has already resulted in regulatory restrictions that target products and services capable of enabling or facilitating AI, and may in the future result in additional restrictions impacting some or all of our service offerings. Such restrictions could include additional unilateral or multilateral export controls on certain products or technology, including, but not limited to, cloud service technologies. As geopolitical tensions have increased, semiconductors associated with AI, including GPUs and associated products, are increasingly the focus of export control restrictions proposed by stakeholders in the U.S. and its allies, and it is likely that additional unilateral or multilateral controls will be adopted. Such controls may be very broad in scope and application, prohibit us from exporting our services to any or all customers in one or more markets or could impose other conditions that limit our ability to serve demand abroad and could negatively and materially impact our business, revenue, and financial results. Export controls targeting GPUs and semiconductors associated with AI, which are increasingly likely, would restrict our ability to export our technology, services even though competitors may not be subject to similar restrictions, creating a competitive disadvantage for us and negatively impacting our business and financial results. Increasing use of economic sanctions may also impact demand for our services, negatively impacting our business and financial results. Additional unilateral or multilateral controls are also likely to include deemed export control limitations that negatively impact the ability of our research and development teams to execute our roadmap or other objectives in a timely manner. Additional export restrictions may not only impact our ability to serve overseas markets, but also provoke responses from foreign governments, including China, that negatively impact our ability to provide our services to customers in all markets worldwide, which could also substantially reduce our revenue.

Management of the requirements of the supply chain is complicated and time consuming. Our results and competitive position may be harmed if we are restricted in offering our services, if customers purchase services from competitors, if customers develop their own cloud services, if we are unable to provide contractual warranty or other extended service obligations.

Issues in the development and use of AI may result in reputational or competitive harm or liability.

We continue to incorporate AI into our cloud services and infrastructure, and we are also providing computing power for our customers to use in solutions that they build. We are providing supporting/computing power to clients, including our strategic partners who develop AI systems. We expect this integration of AI into our offerings and our business in general to grow. AI presents risks and challenges that could affect its adoption, and therefore our business. AI algorithms or training methodologies may be flawed. Datasets may be overbroad, insufficient, or contain biased information. Content generated by AI systems may be offensive, illegal, or otherwise harmful. Ineffective or inadequate AI development or deployment practices by others could result in incidents that impair the acceptance of AI solutions or cause harm to individuals, customers, or society, or result in our services not working as intended. Human review of certain outputs may be required. As a result of these and other challenges associated with innovative technologies, our implementation of cloud services could subject us to competitive harm, regulatory action, legal liability, including under new proposed legislation regulating AI in jurisdictions, new applications of existing data protection, privacy, intellectual property, and other laws, and brand or reputational harm. Some AI scenarios present ethical issues or may have broad impacts on society. If we provide supporting/cloud services that have unintended consequences, unintended usage or customization by our customers and partners, or are controversial because of their impact on human rights, privacy, employment, or other social, economic, or political issues, we may experience brand or reputational harm, adversely affecting our business and consolidated financial statements.

Risks Related to SharonAI’s Digital Assets (and Our Filecoin Storage Business)

Our operating results have fluctuated due to the highly volatile nature of digital assets.

Due to the highly volatile nature and the prices of digital assets, our operating results have, fluctuated from quarter to quarter in accordance with market sentiments and movements in the broader digital assets economy. Our operating results fluctuate significantly as a result of a variety of factors, many of which are unpredictable and in certain instances are outside of our control, including, but not limited to:

●	changes in the legislative or regulatory environment, or actions by governments or regulators, including fines, orders, or consent decrees;

●	regulatory changes that impact our ability to generate various digital assets;

●	our ability to diversify and grow our business;

●	investments we make in the development of our business as well as technology offered to our industry partners and sales and marketing;

●	generating new digital assets in compliance with the Federal securities laws and other compliance regulations;

●	macroeconomic conditions;

●	adverse legal proceedings or regulatory enforcement actions, judgments, settlements, or other legal proceeding and enforcement-related costs;

●	increases in operating expenses that we expect to incur to grow and expand our operations and to remain competitive;

●	breaches of security or privacy;

●	our ability to attract and retain talent; and

●	our ability to compete with our competitors.

As a result of these factors, it is difficult for us to forecast growth trends in our digital assets business. In view of the rapidly evolving nature of our business and the digital assets industry, period-to-period comparisons of our operating results may not be meaningful, and you should not rely upon them as an indication of future performance. Quarterly and annual expenses reflected in our financial statements may be significantly different from historical or projected rates. Our operating results in one or more future quarters may fall below the expectations of securities analysts and investors. As a result, the trading price of the Company’s Class A Ordinary Common Stock may increase or decrease significantly.

Security breaches, computer malware and computer hacking attacks have been a prevalent concern in the digital asset exchange markets.

Any security breach caused by hacking, which involves efforts to gain unauthorized access to information or systems, or to cause intentional malfunctions or loss or corruption of data, software, hardware or other computer equipment, and the inadvertent transmission of computer viruses, could harm, limit or halt our business operations or result in loss of our digital assets, or damage to our hardware and physical assets.

Any digital assets we hold are not insured. Therefore, a loss may be suffered with respect to our digital assets which is not covered by insurance and for which no person is liable in damages which could adversely affect our business, financial condition, results of operations and prospects.

The limited rights of legal recourse available to us and our lack of insurance protection for risk of loss of our digital assets exposes us and our stockholders to the risk of loss of our digital assets for which no person may ultimately be held liable and we may not be able to recover our losses.

The digital assets held by us are not insured. Further, banking institutions will not accept our digital assets and they are therefore not insured by the FDIC or the Securities Investor Protection Corporation (“SIPC”). Therefore, a loss may be suffered with respect to our digital assets which is not covered by insurance and we may not be able to recover any of our carried value in these digital assets if they are lost or stolen or suffer significant and sustained reduction in conversion spot price. If we are not otherwise able to recover damages from a malicious actor in connection with these losses, our business and results of operations may suffer, which may have a material negative impact the price of the Company’s Class A Ordinary Common Stock.

Currently, we do not have any insurance to cover our digital assets. The market for such insurance is in the early stages and we intend to purchase such insurance in the future. Any uninsured losses may have an adverse effect on our results of operations and/or financial condition.

Banks and financial institutions may cease to provide financial services to persons involved in cryptocurrency transactions.

Banks and other financial institutions can and have made legal and risk-based decisions to not accept customers such as digital assets investors or businesses that engage in crypto currency-related activities. This may be because it would be illegal for them to do so, or in situations where the legal position is unsure, but subject to material risk. If we, or our major business partners are unable to obtain banking services, this will cause material business disruption and loss and damage to our business.

We may face several risks due to disruptions in the digital asset markets, including but not limited to the risk from depreciation in the value of the Company’s Class A Ordinary Common Stock, financing risk, risk of increased losses or impairments in our investments or other assets, risks of legal proceedings and government investigations, and risks from price declines or price volatility of digital assets.

The use of digital assets to, among other things, buy and sell goods and services and complete other transactions is part of a new and rapidly evolving industry that employs digital assets based upon a computer generated mathematical and/or cryptographic protocol. The growth of this industry in general, and the use of digital assets in particular, is subject to a high degree of uncertainty, and the slowing or stopping of the development or acceptance of developing protocols may adversely affect our operations.

The factors affecting the further development of the digital asset industry include, but are not limited to:

●	Continued worldwide growth in the adoption and use of digital assets;

●	Governmental regulation of digital assets and their use, or restrictions on or regulation of access to and operation of the network or similar digital asset systems;

●	Changes in consumer demographics and public tastes and preferences;

●	The maintenance and development of the open source software protocol of the network;

●	The availability and popularity of other forms or methods of buying and selling goods and services, including new means of using fiat currencies;

●	General economic conditions and the regulatory environment relating to digital assets; and

●	Consumer sentiment and perception of Filecoin specifically and digital assets generally.

Many digital asset exchanges currently do not provide the public with significant information regarding their ownership structure, management teams, corporate practices, or regulatory compliance. As a result, the marketplace may lose confidence in, or may experience problems relating to, digital asset exchanges, which may cause the price of digital assets to decline.

There have been many notable failures, bankruptcy filings, and insolvencies in the space in recent years. In response to these events, the digital asset markets, including the market for digital assets specifically, have experienced extreme price volatility and several other entities in the digital asset industry have been, and may continue to be, negatively affected, further undermining confidence in the digital asset market and in digital assets.

These events have also negatively impacted the liquidity of the digital asset market. If the liquidity of the digital asset market continues to be negatively impacted by these events, digital asset prices, may continue to experience significant volatility and confidence in the digital asset markets may be further undermined. A perceived lack of stability in the digital asset exchange market and the closure or temporary shutdown of digital asset exchanges due to business failure, hackers or malware, government mandated regulation, or fraud, may reduce confidence at least in part in digital asset networks and result in greater volatility in the value of digital assets.

We may borrow digital assets from a lender for a specific period of time in exchange for a fee. While we intend to only transact with counterparties we believe to be creditworthy, there can be no assurance that a counterparty will not collapse and that we will not sustain a material loss on a transaction as a result.

Uncertainty Regarding the Growth of Blockchain and Web 3 Technologies

The further development and use of blockchain, Web 3 technologies and digital assets are subject to a variety of factors that are difficult to evaluate and predict, many of which are beyond our control. The slowing or stopping of the development or acceptance of blockchain networks and blockchain assets would be expected to have a material adverse effect on us. Furthermore, blockchain and Web 3 technologies may never be implemented to a scale that provides identifiable economic benefit to blockchain-based businesses, including us.

Our digital assets are highly concentrated in a single digital asset, which enhances the risk inherent in our strategy.

Concentration risk arises as a result of the concentration of exposures within the same category, whether it is geographical location, product type, industry sector, or counterparty type. Currently, we have our investment in digital assets highly concentrated in a single digital asset (Filecoin). The concentration of our Filecoin holdings limits the risk mitigation that we could take advantage of by holding a more diversified portfolio of assets. The price of Filecoin has recently experienced significant volatility, and this volatility has had, and any further significant volatility in the price of Filecoin would have, a more pronounced impact on our financial condition than if we held a more diverse portfolio of assets.

Digital assets may have concentrated ownership and large sales or distributions by holders of such digital assets could have an adverse effect on the market price of such digital asset.

Historically, a limited number of Filecoin wallets held a significant portion of Filecoin in circulation. Moreover, it is possible that other persons or entities control multiple wallets that collectively hold a significant number of Filecoin, even if they individually only hold a small amount, and it is possible that some of these wallets are controlled by the same person or entity. As a result of this concentration of ownership, large sales or distributions by such holders could have an adverse effect on the market price of Filecoin and other digital assets.

Risk of Filecoin reward ratio changes

The Filecoin reward for successfully validating and creating a block is affected by two factors including a halving that takes place over a 6-year period and the storage capacity in the network relative to the “baseline” target set at the genesis block. Simple minting of Filecoin is affected by the 6-year halving, which unlike Bitcoin diminishes monthly. Baseline minting sets aside block rewards for future operations when the total storage capacity falls below the baseline which is predetermined to double every year. If a corresponding and proportionate increase in the trading price of Filecoin or a proportionate decrease in storage capacity does not follow the decay in block rewards, the revenue one earns from Filecoin operations would see a corresponding decrease, which would have a material adverse effect on our business and operations

Risk of Filecoin Gas fee/Transaction fee changes

Network congestion on the Filecoin blockchain may result in increased costs related to participation in the storage market. Increased participation costs that do not correlate to increased rewards may impact profitability.

The development and acceptance of competing blockchain platforms or technologies may cause consumers to use alternative distributed ledgers or other alternatives.

The development and acceptance of competing blockchain platforms or technologies may cause consumers to use alternative distributed ledgers or an alternative to distributed ledgers altogether. Our business utilizes presently existent digital ledgers and blockchains and we could face difficulty adapting to emergent digital ledgers, blockchains, or alternatives thereto. This may adversely affect us and our exposure to various blockchain technologies and prevent us from realizing the anticipated profits from our investments. Such circumstances could have a material adverse effect on our ability to continue as a going concern or to pursue our business strategy at all, which could have a material adverse effect on our business, prospects or operations and potentially the value of any bitcoin or other digital assets we mine or otherwise acquire or hold for our own account, and harm investors.

Smart contract risk

The Filecoin network is based upon the development and deployment of smart contracts, which are self-executing contracts with the terms of the agreement written into software code. There are thousands of smart contracts currently running on the Filecoin network. Like any software code, smart contracts are exposed to risk that the code contains a bug or other security vulnerability, which can lead to loss of assets that are held on or transacted through the contract. The smart contract deployed on Filecoin and, as such, may contain a bug or other vulnerability that may lead to the loss of digital assets held in the wallet. The Filecoin developer community audits widely used smart contracts frequently and publishes the results of such audits on public forums. Nevertheless, there is no guaranty against a bug or other vulnerability leading to a loss of digital assets.

Risks Related to SharonAI’s Development of Data Center Assets

We cannot assure the completion of the cluster of NVIDIA H100 or H200 GPUs or our joint venture’s 250MW sustainable data center site project, and even after such completions, we may not be able to generate adequate revenue to operate profitably and/or to continue as a going concern.

We have deployed the first phase of our cluster of NVIDIA H200 GPUs, but there is no guarantee that it will be completed, that we will be able to expand the cluster, or that we can successfully commence operations. Similarly, our TCDC joint venture is in the very early stages of developing our proposed 250MW sustainable data center site project, and the joint venture has not yet purchased all the land for this project. There is no guarantee that construction of this project will be completed or that we can successfully commence operations. In the future, our capital expenses and operational expenses may increase due to expected increased sales, operational costs, and general and administrative costs and, therefore, our operating losses may continue or even increase after completion of these projects. Furthermore, to the extent that we are successful in increasing our customer base, we will also incur increased expenses because costs associated with generating and supporting agreements with customers are generally incurred up front, while revenue is generally recognized ratably over the term of the relationship. We may not reach profitability in the near future or at any specific time in the future. If and when our operations do become profitable, we may not sustain it.

We are at an early stage of development of our business, currently have limited sources of revenue, and may not become profitable in the future.

We are subject to the risks and uncertainties of a new business and have not generated any revenues from this business segment to date, Our first data center site development project, TCDC, is expected to be located on over 400 acres near Odessa, Texas, in the Permian Basin. TCDC purchased 235 acres on July 25, 2025, from the owner of the land, GROW Odessa, a non-profit organization dedicated to Odessa’s economic development growth, and signed a non-binding letter of intent on July 1, 2025, with GROW Odessa obtaining a 90-day period to complete due diligence and negotiate final documents to acquire an additional 203 acres. The intent is for a third-party to build gas-fired power generation on-site.

As we grow and develop as a business, we will attempt to reduce the impact of variability on our revenue and colocation costs by entering into long-term contracts at each site. Given that we have only a limited history of developing data center assets, the long-term profitability of these contracts cannot be presently determined. If we are unable to successfully implement our development plan or to increase our generation of revenue, we will not remain profitable in the future.

We intend to continue scaling our company to increase our customer base and implement initiatives, including new business lines and global expansion. These efforts may prove more expensive than we currently anticipate and may not result in increased revenue or profitability in the short term or at all. We will also incur increased compliance costs associated with growth, expanding our customer base, and being a public company. Our efforts to grow our business may be costlier than we expect, or the revenue growth rate may be slower than we expect. There can be no assurance that we will operate profitably in the future.

We may be unable to access sufficient additional capital needed to grow our business.

We expect to need to raise substantial additional capital to expand our data center operations, pursue our growth strategies and to respond to competitive pressures or unanticipated working capital requirements. However, market conditions may limit our ability to raise funds in a timely manner, in sufficient quantities, or on terms acceptable to us, if at all, which could impair our growth and adversely affect our existing operations. If we raise additional equity financing, our shareholders may experience significant dilution of their ownership interests, and the per share value of our ordinary shares could decline. Furthermore, if we engage in debt financing, the holders of debt would have priority over the holders of our ordinary shares on order of payment preference. We may be required to accept terms that restrict our ability to incur additional indebtedness, pay dividends to our shareholders, or take other actions. We may also be required to maintain specified liquidity or other ratios that could otherwise not be in the interests of our stockholders. If we are unable to raise the additional capital needed to execute our future strategic growth initiatives, we may be less competitive in our industry and the results of these provisions could make investing in the Company’s Class A Ordinary Common Stock less attractive to investors and could limit our ability to obtain adequate financing on a timely basis or on acceptable terms in the future, which could have significant harmful effects on our financial condition and business and could include substantial limitations on our ability to continue to conduct operations.

We are subject to a highly evolving regulatory landscape and any adverse changes to or our failure to comply with any laws or regulations could adversely affect our business, prospects or operations.

Our customers’ businesses are subject to extensive laws, rules, regulations, policies and legal and regulatory guidance, including those governing securities, commodities, exchange and transfer, data governance, data protection, cybersecurity and tax. Many of these legal and regulatory regimes were adopted prior to the advent of the Internet, mobile technologies, AI and related technologies, cloud services and data center operations. As a result, they do not contemplate or address unique issues associated with AI, are subject to significant uncertainty, and vary widely across the U.S. and Australia. These legal and regulatory regimes, including the laws, rules and regulations thereunder, evolve frequently and may be modified, interpreted and applied in an inconsistent manner from one jurisdiction to another, and may conflict with one another.

Moreover, the complexity and evolving nature of our business and the significant uncertainty surrounding the regulation of AI, requires us to exercise our judgment as to whether certain laws, rules and regulations apply to us or our customers, and it is possible that governmental bodies and regulators may disagree with our or our customers’ conclusions. To the extent we or our customers have not complied with such laws, rules and regulations, we could be subject to significant fines and other regulatory consequences, which could adversely affect our business, prospects or financial condition.

Ongoing and future regulatory actions could effectively prevent our customers’ and our ongoing or planned co-hosting operations, limiting or preventing future revenue generation by us or rendering our operations obsolete. Such actions could severely impact our ability to continue to operate and our ability to continue as a going concern or to pursue our strategy at all, which would have a material adverse effect on our business, prospects or financial condition.

Our business depends upon the demand for data centers.

We intend to be in the business of owning, acquiring, developing and operating data centers and assets used in data centers. A reduction in the demand for data center assets, power or connectivity would have a greater adverse effect on our business and financial condition than if our assets were devoted to a less specialized use. Our substantial development activities make us particularly susceptible to general economic slowdowns, as well as adverse developments in the data center, Internet, AI and data communications and broader technology industries. It is not possible for us to predict the future level of demand for our services that will be generated by these customers or the future demand for the products and services of these customers. Any such slowdown or adverse development could lead to reduced corporate IT spending or reduced demand for data center assets. Changes in industry practice or in technology could reduce demand for the physical data center assets we provide. In addition, our customers may choose to develop new data centers or expand their own existing data centers or consolidate into data centers that we do not own or operate, which could reduce demand for our newly developed data centers or result in the loss of one or more key customers. If any of our potential key customers were to do so, it could result in a loss of business to us or put pressure on our pricing. Mergers or consolidations of technology companies could reduce further the number of our potential customers and make us more dependent on a more limited number of potential customers. If our customers merge with or are acquired by other entities that are not our customers, they may discontinue or reduce the use of our data centers in the future. Our financial condition, results of operations, cash flow, cash available for distribution and ability to satisfy our debt service obligations could be materially adversely affected as a result of any or all of these factors.

Our business is expected to have significant customer concentration.

We expect to generate a large portion of our revenue from a small number of customers. There are inherent risks whenever a large percentage of total revenue is concentrated with a limited number of customers. If we were to lose one or more of our potential customers, our operating results could be materially adversely affected.

We expect that the limited number of our potential customers will account for a high percentage of our revenue for the foreseeable future. In addition, demand for our services generated by these customers may fluctuate significantly from quarter to quarter. The expected concentration of our customer base could increase risks related to the financial condition of our customers, and the deterioration in financial condition of a single customer or the failure of a single customer to perform its obligations could have a material adverse effect on our results of operations and cash flow. In the event that any of our potential customers experience a decline in their equipment usage for any reason, or decide to discontinue the use of our facilities, we may be compelled to lower our prices or risk losing a significant customer. Such developments could adversely affect our profit margins and financial position, leading to a negative impact on our revenue and operational results.

Failure to attract, grow and retain a diverse and balanced customer base, could adversely affect our business and operating results.

Our ability to attract, grow and retain a diverse and balanced customer base, consisting of enterprises, cloud service providers, network service providers, and digital economy customers, may affect our ability to grow our business. Initially, our data center site operations are intended to be established in connection with TCDC in Texas, U.S. Our ability to attract customers to our data centers will depend on a variety of factors, including our product offerings, the presence of carriers, the overall mix of customers, the presence of key customers attracting business through ecosystems, the data center’s operating reliability and security and our ability to effectively market our product offerings. Our inability to develop, provide or effectively execute any of these factors may adversely affect the development, growth and retention of a diverse and balanced customer base and adversely affect our business, financial condition and results of operations.

Our new services and changes to existing services could fail to attract or retain users or generate revenue and profits, or otherwise adversely affect our business.

Our ability to retain, increase, and engage our customer base and to increase our revenue depends heavily on our ability to continue to evolve our existing services and to create successful new services, both independently and in conjunction with developers or other third parties. We may introduce significant changes to our existing services or acquire or introduce new and unproven services, including using technologies with which we have little or no prior development or operating experience. These efforts, including the introduction of new services or changes to existing services, may result in new or enhanced governmental or regulatory scrutiny, litigation, ethical concerns, or other complications that could adversely affect our business, reputation, or financial results. If our new services fail to engage users or developers, or if our business plans are unsuccessful, we may fail to attract or retain users or to generate sufficient revenue, operating margin, or other value to justify our investments, and our business may be adversely affected.

We intend to depend upon third-party suppliers for power, and we are vulnerable to service failures and price increases by such suppliers and to volatility in the supply and price of power in the open market.

We intend to rely on third parties to provide power to our data centers, and we cannot ensure that these third parties will deliver such power in adequate quantities or on a consistent basis. We may also be reliant on third parties to deliver additional power capacity to support the growth of our business. If the amount of power available to us is inadequate to support customer requirements, we may be unable to satisfy our obligations to our customers or grow our business. In addition, our data centers may be susceptible to power shortages and planned or unplanned power outages caused by these shortages. Power outages may last beyond our backup and alternative power arrangements, which would harm our customers and our business. Any loss of services or equipment damage could adversely affect both our ability to generate revenues and our operating results, harm our reputation and potentially lead to customer disputes or litigation.

In addition, we may be subject to risks and unanticipated costs associated with obtaining power from various utility companies. Utilities that serve our data centers may be dependent on, and sensitive to price increases for, a particular type of fuel, including hydroelectric. In addition, the total cost of delivered electricity could increase as a result of: regulations intended to regulate carbon emissions and other pollutants, ratepayer surcharges related to recovering the cost of extreme weather events and natural disasters, geopolitical conflicts, military conflicts, grid modernization charges, as well as other charges borne by ratepayers. Increases in the cost of power at any of our data centers could put those locations at a competitive disadvantage relative to data centers that are supplied power at a lower price.

We will depend on third parties to provide network connectivity to the customers in our data centers and any delays or disruptions in connectivity may materially adversely affect our operating results and cash flow.

We are not a telecommunications carrier. We believe that the availability of carrier capacity will directly affect our ability to achieve our projected results. Any carrier may elect not to offer its services within our data centers. Any carrier that has decided to provide network connectivity to our data centers may not continue to do so for any period of time. Further, some carriers are experiencing business difficulties or have announced consolidations. As a result, some carriers may be forced to downsize or terminate connectivity within our data centers, which could have an adverse effect on the business of our customers and, in turn, our own operating results.

Our data centers may require construction and operation of a sophisticated redundant fiber network. The construction required to connect multiple carrier facilities to data centers is complex and involves factors outside of our control, including regulatory requirements and the availability of construction resources. We intend to obtain the right to use network resources owned by other companies, in order to attract telecommunications carriers and customers to our portfolio. If the establishment of highly diverse network connectivity to our data centers does not occur, is materially delayed or is discontinued, or is subject to failure, our operating results and cash flow may be materially adversely affected. Additionally, any hardware or fiber failures on this network may result in significant loss of connectivity to our data centers. This could negatively affect our ability to attract new customers or retain existing customers, which could have an adverse effect on our business, financial condition and results of operations.

Any delays or unexpected costs in the development of any new properties acquired for development may delay and harm our growth prospects, future operating results and financial condition.

In addition to TCDC, we intend to build out additional data centers in the future based on signed letters of intent at significant cost. Our successful development of this and future projects is subject to many risks, including those associated with:

●	delays in construction, or changes to the plans or specifications;

●	budget overruns, increased prices for raw materials or building supplies, or lack of availability and/or increased costs for specialized data center components, including long lead time items such as generators;

●	construction site accidents and other casualties;

●	financing availability, including our ability to obtain construction financing and permanent financing, or increases in interest rates or credit spreads;

●	labor availability, costs, disputes and work stoppages with contractors, subcontractors or others that are constructing the project;

●	failure of contractors to perform on a timely basis or at all, or other misconduct on the part of contractors

●	access to sufficient power and related costs of providing such power to our customers;

●	environmental issues;

●	supply chain constraints;

●	fire, flooding, earthquakes and other natural disasters;

●	pandemics;

●	geological, construction, excavation and equipment problems; and

●	delays or denials of entitlements or permits, including zoning and related permits, or other delays resulting from requirements of public agencies and utility companies.

In addition, development activities, regardless of whether they are ultimately successful, also typically require a substantial portion of our management’s time and attention. This may distract our management from focusing on other operational activities of our business. If we are unable to complete development projects successfully and on a timely basis, our business may be adversely affected.

If we incorrectly estimate our hosting capacity requirements and related capital expenditures, our results of operations could be adversely affected.

We will be continuously evaluating our capacity requirements in order to effectively manage our capital expenditures and operating results. However, we may be unable to accurately project our future capacity needs or sufficiently allocate resources to address such needs. If we underestimate these requirements, we may not be able to provide sufficient service to existing customers or may be required to limit new customer acquisition, both of which may materially and adversely impair our results of operations.

Certain natural disasters or other external events, including climate change or mechanical failures, could harm our business, financial condition, results of operations, cash flows, and prospects.

We may also experience disruptions due to mechanical failure, human error, physical or electronic security breaches, war, terrorism, fire, earthquake, pandemics, hurricane, flood and other natural disasters, sabotage and vandalism. Our systems may be susceptible to damage, interference, or interruption from modifications or upgrades, power loss, telecommunications failures, computer viruses, ransomware attacks, computer denial of service attacks, phishing schemes, or other attempts to harm or access our systems. Such disruptions could materially and adversely affect our business and our financial condition, operating results, cash flows, and prospects.

In addition, there continues to be a lack of consistent climate legislation, which creates economic and regulatory uncertainty for our business. With the energy demand of our business, we may become a target for future environmental and energy regulation. New legislation and increased regulation regarding climate change could impose significant costs on us and our suppliers, including costs related to increased energy requirements, capital equipment, environmental monitoring and reporting, and other costs to comply with such regulations. Further, any future climate change regulations could also negatively impact our ability to compete with companies situated in areas not subject to such limitations.

Given the political significance and uncertainty around the impact of climate change and how it should be addressed, and energy disclosure and use regulations, we cannot predict how legislation and regulation will affect our financial condition and results of operations in the future in the U.S. and Australia. Further, even without such regulation, increased awareness and any adverse publicity in the global marketplace about potential impacts on climate change or energy use by us or other companies in our industry could harm our reputation. Any of the foregoing could result in a material adverse effect on our business and financial condition.

Should we have additional space available for lease at any one of our data centers, our ability to lease this space to existing or new customers could be constrained by our ability to provide sufficient electrical power.

As our future customers increase their power footprint in our data centers over time, the corresponding reduction in available power could limit our ability to increase occupancy rates or network density within our existing or future data centers. Furthermore, our aggregate maximum contractual obligation to provide power and cooling to our customers may exceed the physical capacity at such data centers if customers were to quickly increase their demand for power and cooling. Should his occur and we are not able to increase the available power and/or cooling or move the customer to another location within our data centers with sufficient power and cooling to meet such demand, we could lose the customer as well as be exposed to liability under our customer agreements. In addition, our power and cooling systems will be difficult and expensive to upgrade. Accordingly, we may not be able to efficiently upgrade or change these systems to meet new demands without incurring significant costs that we may not be able to pass on to our customers. Any such material loss of customers, liability or additional costs could adversely affect our business, financial condition and results of operations.

Increased scrutiny and changing expectations from stakeholders with respect to our environmental, social, and governance (“ESG”) practices and the impacts of climate change may result in additional costs or risks.

Companies across many industries are facing increasing scrutiny related to their ESG practices. Investor advocacy groups, certain institutional investors, investment funds and other influential investors are also increasingly focused on ESG practices and in recent years have placed increasing importance on the non-financial impacts of their investments. Furthermore, increased public awareness and concern regarding environmental risks, including global climate change, has resulted and may continue to result in increased public scrutiny of our business and our industry, and our management team may divert significant time and energy away from our operations and towards responding to such scrutiny and reassuring our employees.

We intend to embrace the sustainability of our data centers and will look to have our data centers running on carbon-free renewable energy wherever possible. The SEC has proposed rule changes that would require companies to include certain climate-related disclosures such as climate-related risks that are reasonably likely to have a material impact on business, results of operations, or financial conditions. Should such proposed rules be adopted, increased public scrutiny of our business may affect our operations, competitive position, and financial condition.

In addition, the physical risks of climate change may impact the availability and cost of materials and natural resources, sources and supply of energy, could increase our insurance and other operating costs, including, potentially, to repair damage incurred as a result of extreme weather events or to renovate or retrofit facilities to better withstand extreme weather events. If environmental laws or regulations or industry standards in the U.S. or Australia are either changed or adopted and impose significant operational restrictions and compliance requirements on our operations, or if our operations are disrupted due to the physical impacts of climate change, our business, capital expenditures, results of operations, financial condition and competitive position could be negatively impacted.

Cancellation or withdrawal of required operating and other permits and license.

We must obtain various permits, approvals and/or licenses in order to construct and operate our planned data center facilities. If such permits, approvals and/or licenses are not granted, or if they are lost, suspended, terminated or revoked, it may result in delays in construction of our facilities, require us to halt all or part of our operations, or cause us to be exposed to financial or other penalties at the affected locations. Such circumstances could have a material adverse effect on our business, financial condition and operating results.

Our operations are subject to environmental laws and regulations that may increase costs of operations, impact or limit business plans, or expose us to environmental liabilities.

As we develop data center assets, we may become subject to environmental laws and regulations affecting many aspects of our operations, including those affecting the development of data center assets. These laws and regulations can increase capital, operating and other costs; cause delays as a result of litigation and administrative proceedings; and create environmental compliance, remediation, containment, monitoring and reporting obligations for construction materials facilities. Environmental laws and regulations can also require us to install pollution control equipment at facilities we may someday operate, and correct environmental hazards, including payment of all or part of the cost to remediate sites where activities of other parties, caused environmental contamination. These laws and regulations generally require us to obtain and comply with a variety of environmental licenses, permits, inspections and other approvals. Although we intend to strive to comply with all applicable environmental laws and regulations, public and private entities and private individuals may interpret our legal or regulatory requirements differently and seek injunctive relief or other remedies against us. We cannot predict the outcome, financial or operational, of any such litigation or administrative proceedings.

Existing environmental laws and regulations may be revised and new laws and regulations seeking to protect the environment may be adopted or become applicable to us. These laws and regulations could require us to limit the use or output of certain facilities; prohibit or restrict new or existing services; retire and replace certain facilities; install pollution controls; remediate environmental impacts; remove or reduce environmental hazards; or forego or limit the development of resources and certain facilities where it operates. Revised or new laws and regulations that increase compliance and disclosure costs and/or restrict operations could adversely affect our results of operations, financial conditions and cash flows.

Risks Relating to Laws, Regulatory Frameworks, and Legal Action affecting SharonAI

Our business and financial condition may be materially adversely affected by changes to and/or increased regulation of energy sources.

Governmental authorities have and may continue to pursue and implement legislation and regulation that seeks to limit the amount of carbon dioxide produced from electricity generation, which, in the event any of our services are powered by non-renewable energy sources, would affect our ability to source electricity from fossil fuel-fired electric generation in a potentially material adverse manner. Potential increases in costs arising from compliance and environmental monitoring may adversely affect our operations and financial performance.

HPC/AI and data center activities are energy-intensive, which may restrict the geographic locations of our activities to locations with renewable sources of power. Government regulators may potentially restrict the ability of electricity suppliers to provide electricity to HPC and data center operators, including us.

HPC/AI cloud services and data centers require significant amounts of electrical power, and electricity costs are expected to continue to account for a material portion of our operating costs. There has been a substantial increase in the demand for and cost of electricity for computing purposes, and this has had varying levels of impact on local electricity supply. The availability and cost of electricity will impact the geographic locations in which we choose to locate our compute and storage servers and our data center development projects, and the availability and cost of electricity in the geographic locations in which our equipment facilities are located will impact our business, cash flows, results of operations and financial condition.

Should our operations require more electricity than can be supplied or generated in the areas where our compute and storage servers and our data center development project are located or should the electrical transmission grid and distribution or generation systems be unable to provide the regular supply of electricity required, we may have to limit or suspend activities or reduce the speed of our proposed expansion, either voluntarily or as a result of either quotas or restrictions imposed by energy companies or governments, or increased prices for certain users (such as us). If we are unable to procure or generate electricity at a suitable price, as applicable, we may have to shut down our operations in that particular jurisdiction either temporarily or permanently. Additionally, our HPC/AI cloud services equipment and systems and our data center development projects would be materially adversely affected by power outages including outages affecting power generation at our data center development sites, as applicable. Given the power requirement, it may not be feasible to run HPC/AI cloud services on back-up power generators in the event of a government restriction on electricity or a power outage, which may be caused by climate change, weather, acts of God, wild fires, pandemics, falling trees, falling distribution poles and transmission towers, transmission and distribution cable cuts, failure of power generation at our planned data center development site, including failures in fuel supply, other natural and man-made disasters, other force majeure events in the electricity market and/or the negligence or malfeasance of others. If we are unable to receive adequate power supply and we are forced to reduce our operations due to the lack of availability or cost of electrical power, our business could experience materially adverse impacts.

We are subject to governmental regulation and other legal obligations related to data privacy, data protection and information security. If we are unable to comply with these, we may be subject to governmental enforcement actions, litigation, fines and penalties or adverse publicity.

We collect and process data, including personal, financial and confidential information about individuals, including our employees and business partners; however, not of any customers or other third parties. The collection, use and processing of such data about individuals are governed by data privacy laws and regulations enacted in the U.S. (federal and state), and other jurisdictions around the world. These data privacy laws and regulations are complex, continue to evolve, and on occasion may be inconsistent between jurisdictions leading to uncertainty in interpreting such laws and it is possible that these laws, regulations and requirements may be interpreted and applied in a manner that is inconsistent with our existing information processing practices, and many of these laws are significantly litigated and/or subject to regulatory enforcement. The implication of this includes that various federal, state and foreign legislative or regulatory bodies may enact or adopt new or additional laws and regulations concerning data privacy, data retention, data transfer, and data protection. Such laws may continue to restrict or dictate how we collect, maintain, combine and disseminate information and could have a material adverse effect on our business, results of operations, financial condition and prospects.

In the United States, there are numerous federal and state laws and regulations that could apply to our operations or the operations of our partners, including data breach notification laws, financial information and other data privacy laws, and consumer protection laws and regulations (e.g., Section 5 of the FTC Act), that govern the collection, use, disclosure, and protection of personal information.

Failure to comply with anti-corruption and anti-money laundering laws, including the Foreign Corrupt Practices Act (the “FCPA”) and similar laws associated with our activities outside of the United States, could subject us to penalties and other adverse consequences.

We operate an international business and may have direct or indirect interactions with officials and employees of government agencies or state-owned or affiliated entities. We are subject to the FCPA, and other applicable anti-corruption and anti-money laundering laws in certain countries in which we conduct activities. The FCPA prohibits providing, offering, promising, or authorizing, directly or indirectly, anything of value to government officials, political parties, or political candidates for the purpose of obtaining or retaining business or securing any improper business advantage.

In many foreign countries, including countries in which we may conduct business, it may be a local custom that businesses engage in practices that are prohibited by the FCPA, or other applicable laws and regulations. We face significant risks if we or any of our directors, officers, employees, contractors, agents or other partners or representatives fail to comply with these laws and governmental authorities in the United States and elsewhere could seek to impose substantial civil and/or criminal fines and penalties which could have a material adverse effect on our business, reputation, operating results, prospects and financial condition.

Any violation of applicable anti-corruption laws, anti-money laundering laws or the FCPA could result in whistleblower complaints, adverse media coverage, investigations, loss of export privileges, severe criminal or civil sanctions and, in the case of the FCPA, suspension or debarment from U.S. government contracts, any of which could have a materially adverse effect on our reputation, business, operating results, prospects and financial condition. In addition, responding to any enforcement action or internal investigation related to alleged misconduct may result in a significant diversion of management’s attention and resources and significant defense costs and other professional fees.

Regulatory restrictions that target AI, including, but not limited to, export restrictions may have a material adverse impact on our intended operations.

The increasing focus on the strategic importance of AI technologies has already resulted in regulatory restrictions that target products and services capable of enabling or facilitating AI, and may in the future result in additional restrictions impacting some or all of our service offerings. Such restrictions could include additional unilateral or multilateral export controls on certain products or technology, including, but not limited to, AI technologies. As geopolitical tensions have increased, semiconductors associated with AI, including GPUs and associated products, are increasingly the focus of export control restrictions proposed by stakeholders in the U.S. and its allies, and it is likely that additional unilateral or multilateral controls will be adopted. Such controls may be very broad in scope and application, prohibit us from exporting our services to any or all customers in one or more markets or could impose other conditions that limit our ability to serve demand abroad and could negatively and materially impact our business, revenue, and financial results. Export controls targeting GPUs and semiconductors associated with AI, which are increasingly likely, would restrict our ability to export our technology, services even though competitors may not be subject to similar restrictions, creating a competitive disadvantage for us and negatively impacting our business and financial results. Increasing use of economic sanctions may also impact demand for our services, negatively impacting our business and financial results. Additional unilateral or multilateral controls are also likely to include deemed export control limitations that negatively impact the ability of our research and development teams to execute our roadmap or other objectives in a timely manner. Additional export restrictions may not only impact our ability to serve overseas markets, but also provoke responses from foreign governments, including China, that negatively impact our ability to provide our services to customers in all markets worldwide, which could also substantially reduce our revenue.

During the third quarter of fiscal year 2023, the U.S. government announced new export restrictions and export licensing requirements targeting China’s semiconductor and supercomputing industries. These restrictions impact exports of certain chips, as well as software, hardware, equipment, and technology used to develop, produce, and manufacture certain chips, to China (including Hong Kong and Macau) and Russia. The new license requirements also apply to any future NVIDIA integrated circuit achieving certain peak performance and chip-to-chip I/O performance thresholds, as well as any system or board that includes those circuits. There are also now licensing requirements to export a wide array of products, including networking products, destined for certain end users and for certain end uses in China.

Management of these new license and other requirements is complicated and time consuming. Our results and competitive position may be harmed if we are restricted in offering our services, if customers purchase services from competitors, if customers develop their own internal solution, if we are unable to provide contractual warranty or other extended service obligations, if the U.S. government does not grant licenses in a timely manner or denies licenses to significant customers, or if we incur significant transition costs. Even if the U.S. government grants any requested licenses, the licenses may be temporary or impose burdensome conditions that we cannot or choose not to fulfill. The new requirements may benefit certain of our competitors, as the licensing process will make our pre-sale and post-sale technical support efforts more cumbersome and less certain, and encourage customers to pursue alternatives to our services.

Issues in the development and use of AI may result in reputational or competitive harm or liability.

We are beginning to build AI into our infrastructure services, and we are also providing computing power for AI available for our customers to use in solutions that they build. We are providing supporting/computing power to clients, including our strategic partners who develop AI systems. We expect this integration of AI into our offerings and our business in general to grow. AI presents risks and challenges that could affect its adoption, and therefore our business. AI algorithms or training methodologies may be flawed. Datasets may be overbroad, insufficient, or contain biased information. Content generated by AI systems may be offensive, illegal, or otherwise harmful. Ineffective or inadequate AI development or deployment practices by us or others could result in incidents that impair the acceptance of AI solutions or cause harm to individuals, customers, or society, or result in our products and services not working as intended. Human review of certain outputs may be required. As a result of these and other challenges associated with innovative technologies, our implementation of AI systems could subject us to competitive harm, regulatory action, legal liability, including under new proposed legislation regulating AI in jurisdictions, new applications of existing data protection, privacy, intellectual property, and other laws, and brand or reputational harm. Some AI scenarios present ethical issues or may have broad impacts on society. If we provide supporting/computing AI services that have unintended consequences, unintended usage or customization by our customers and partners, or are controversial because of their impact on human rights, privacy, employment, or other social, economic, or political issues, we may experience brand or reputational harm, adversely affecting our business and consolidated financial statements.

Digital assets are likely to be more highly regulated.

Digital assets and cryptocurrencies have been the source of much regulatory consternation, resulting in differing definitional outcomes without a single unifying statement. We do not believe our activities require registration to conduct such activities and accumulate digital assets. Nevertheless it is likely that regulation in the digital asset industry will increase. On March 9, 2022 President Biden issued an executive order that identified the following objectives for future regulation of digital assets in the United States: (1) protect consumers, investors, and businesses, (2) protect financial stability, (3) mitigate the illicit finance and national security risks posed by misuse of digital assets, (4) reinforce United States leadership in the global financial system and in technological and economic competitiveness, (5) promote access to safe and affordable financial services, and (6) support technological advances that promote responsible development and use of digital assets. The executive order was generally received as a positive for the digital asset industry, especially in the United States, as it appears to seek to foster an environment of innovation for digital assets within some reasonable bounds. This can be seen as similar to moves in the Australian government context, where the government has declared that it is seeking to better understand digital assets in order to craft and promulgate better designed regulation, and can be seen as contrasting to the reactions in some jurisdictions, where outright bans and other barriers have been erected against digital assets and cryptocurrencies.

In the past it has also been noted that the United States Security and Exchange Commission (“SEC”), the Commodity Futures Trading Commission (“CFTC”), Nasdaq or other governmental or quasi-governmental agency or organization (including similar authorities in other jurisdictions such as Australia) may conclude that our digital asset mining activities involve the offer or sale of “securities”, or ownership of “investment securities”, and we may face regulation under the Securities Act of 1933, as amended (the “Securities Act”) or the Investment Company Act of 1940 (the “Investment Company Act”). Such regulation or the inability to meet the requirements to continue operations, would have a material adverse effect on business, financial condition, results of operations and prospects of our business. Currently in Australia, digital assets themselves are not considered a financial product nor are digital assets regarded as money or currency for the purpose of Australian law. The effect of any future regulatory change on digital assets or an entity dealing in or holding digital assets is impossible to predict, but such change could be substantial and adverse to the returns sought by us.

Digital assets are presently legal in Australia and the U.S., however it may become illegal in the future, to acquire, own, hold, sell, exchange, advise on or use digital assets in Australia and the U.S. or one or more other countries, and may currently be illegal in some countries.

Regulatory changes or interpretations could cause us (or any of our related entities) to register and comply with new regulations, resulting in potentially extraordinary, recurring or non-recurring expenses to continuing our digital assets business, or entering into new business ventures.

Regulatory changes or interpretations of our activities require us or any of our affiliates to register as a money services business (“MSB”) under the regulations promulgated by FinCEN

The U.S. Bank Secrecy Act may require us to register and comply with it and its regulations. If regulatory changes or interpretations of our activities require the licensing or other registration as a money transmitter (or equivalent designation) under state law in any state in which we operate, we may be required to seek license or otherwise register and comply with such state law. In the event of any such requirement, to the extent we decide to continue, the required registrations, licenses and regulatory compliance steps may result in extraordinary, non-recurring expenses to us and even in a decision to cease our digital asset infrastructure operations. To the extent that our activities cause us to be deemed a MSB under the regulations promulgated by the Financial Crimes Enforcement Network (“FinCEN”), a unit of the U.S. Treasury Department focused on money laundering under the authority of the U.S. Bank Secrecy Act, we may be required to comply with FinCEN regulations, including those that would mandate we implement anti-money laundering programs, make certain reports to FinCEN and maintain certain records. In addition, to the extent that our activities cause us to be deemed a “money transmitter” (“MT”) or equivalent designation, under state law in any state in which we operate, we may be required to seek a license or otherwise register with a state regulator and comply with state regulations that may include the implementation of anti-money laundering programs, maintenance of certain records and other operational requirements. Currently, the New York State Department of Financial Services has finalized its “BitLicense” framework for businesses that conduct “virtual currency business activity,” the Conference of State Bank Supervisors has proposed a model form of state level “virtual currency” regulation and additional state regulators including those from California, Idaho, Virginia, Kansas, Texas, South Dakota and Washington have made public statements indicating that virtual currency businesses may be required to seek licenses as money transmitters. In July 2016, North Carolina updated the law to define “virtual currency” and the activities that trigger licensure in a business-friendly approach that encourages companies to use virtual currency and blockchain technology. Specifically, the North Carolina law does not require miners or software providers to obtain a license for multi-signature software, smart contract platforms, smart property, colored coins and non-hosted, non-custodial wallets. Starting January 1, 2016, New Hampshire requires anyone who exchanges a digital currency for another currency to become a licensed and bonded money transmitter. In numerous other states, including Connecticut and New Jersey, legislation is being proposed or has been introduced regarding the treatment of Bitcoin and other digital assets. We will continue to monitor for developments in such legislation, guidance or regulations. Such additional federal or state regulatory obligations may cause us to incur extraordinary expenses, possibly adversely affecting our business, financial condition, results of operations and prospects. Furthermore, we and our service providers may not be capable of complying with certain federal or state regulatory obligations applicable to MSBs and MTs. If we are deemed to be subject to and determine not to comply with such additional regulatory and registration requirements, we may act to dissolve and liquidate our business. Any such action may materially adversely impact our business, financial condition, results of operations and prospects.

If regulatory changes or interpretations require the regulation of digital assets under the Securities Act and Investment Company Act by the SEC, we may be required to register and comply with such regulations.

Current and future legislation and the SEC rulemaking and other regulatory developments, including interpretations released by a regulatory authority, may impact the manner in which digital assets are treated for classification and clearing purposes. The SEC’s July 25, 2017 Report expressed its view that digital assets may be securities depending on the facts and circumstances. As of the date of this prospectus, we are not aware of any rules that have been proposed to regulate digital assets as securities. We cannot be certain as to how future regulatory developments will impact the treatment of digital assets under the law. Such additional registrations may result in extraordinary, non-recurring expenses, thereby materially and adversely impacting our business, financial condition, results of operations and prospects. If we determine not to comply with such additional regulatory and registration requirements, we may seek to cease certain of our operations. Any such action may adversely affect our business, financial condition, results of operations and prospects.

To the extent that digital assets are deemed by the SEC to fall within the definition of a security, we may be required to register and comply with additional regulation under the Investment Company Act, including additional periodic reporting and disclosure standards and requirements and the registration of the Company as an investment company. Additionally, one or more states may conclude digital assets we may own as a security under state securities laws which would require registration under state laws including merit review laws which would adversely impact us since we would likely not be able to comply. Such additional registrations may result in extraordinary, non-recurring expenses, thereby materially and adversely impacting our business, financial condition, results of operations and prospects. If we determine not to comply with such additional regulatory and registration requirements, we may seek to cease all or certain parts of its operations. Any such action would likely adversely affect our business, financial condition, results of operations and prospects and investors may suffer a complete loss of their investment.

Future developments regarding the treatment of digital assets for U.S. federal income and foreign tax purposes could adversely impact our business.

Globally, many taxation laws, rules and guidelines have not been developed with digital assets or cryptocurrencies in focus. For example, many significant aspects of the U.S. federal income and foreign tax treatment of transactions involving digital assets are uncertain, and it is unclear what guidance may be issued in the future on the treatment of digital asset transactions for U.S. federal income and foreign tax purposes.

There can be no assurance that the U.S. Internal Revenue Service (“IRS”) or other foreign tax authorities will not alter their position or introduce new laws, regulations or guidance with respect to digital assets. Any such alteration of existing IRS and other foreign tax authority positions or additional guidance regarding digital asset products and transactions could result in adverse tax consequences for our business and could have an adverse effect on the value of digital asset and the broader digital assets markets. In addition, the IRS and other foreign tax authorities may disagree with tax positions that we have taken, which could result in increased tax liabilities. Future technological and operational developments that may arise with respect to digital currencies may increase the uncertainty with respect to the treatment of digital currencies for U.S. federal income and foreign tax purposes.

Risks Related to Ownership of the Company’s Securities and this Offering

The price of the Company’s Class A Ordinary Common Stock may be volatile.

If a public trading market does develop for the Company’s Class A Ordinary Common Stock, its market price is likely to be highly volatile and could fluctuate widely in price in response to various factors, many of which are beyond our control, including the following:

●	the concentration of the ownership of our shares by a limited number of affiliated stockholders may limit interest in our securities;

●	limited “public float” with a small number of persons whose sales or lack of sales could result in positive or negative pricing pressure on the market price for the Company’s Class A Ordinary Common Stock;

●	additions or departures of key personnel;

●	loss of a strategic relationship;

●	variations in operating results from the expectations of securities analysts or investors;

●	announcements of new products or services by us or our competitors;

●	reductions in the market share of our products;

●	announcements by us or our competitors of significant acquisitions, strategic partnerships, joint ventures or capital commitments;

●	investor perception of our industry or prospects;

●	insider selling or buying;

●	investors entering into short sale contracts;

●	regulatory developments affecting our industry;

●	changes in our industry;

●	competitive pricing pressures;

●	our ability to obtain working capital financing;

●	sales of the Company’s Class A Ordinary Common Stock;

●	our ability to execute our business plan;

●	operating results that fall below expectations;

●	revisions in securities analysts’ estimates or reductions in security analysts’ coverage; and

●	economic and other external factors.

Many of these factors are beyond our control and may decrease the market price of the Company’s Class A Ordinary Common Stock, regardless of our operating performance. We cannot make any predictions or projections as to what the prevailing market price for the Company’s Class A Ordinary Common Stock will be at any time, including as to whether the Company’s Class A Ordinary Common Stock will sustain current market prices, or as to what effect that the sale of shares or the availability of the Company’s Class A Ordinary Common Stock for sale at any time will have on the prevailing market price.

In addition, the securities markets have from time-to-time experienced significant price and volume fluctuations that are unrelated to the operating performance of particular companies. These market fluctuations may also materially and adversely affect the market price of the Company’s Class A Ordinary Common Stock.

There is no assurance that an investment in our securities will earn any positive return.

There is no assurance that an investment in our securities will earn any positive return. An investment in our securities involves a high degree of risk and should be undertaken only by investors whose financial resources are sufficient to enable them to assume such risks and who have no need for immediate liquidity in their investment. An investment in our securities is appropriate only for investors who have the capacity to absorb a loss of some or all of their investment.

Even if we meet the initial listing requirements of the Nasdaq Capital Market, there can be no assurance that we will be able to comply with the Nasdaq continued listing standards, a failure of which could result in a de-listing of our securities.

Following the closing of the Business Combination, our Class A Ordinary Common Stock will be quoted on the OTC Markets under the symbol “SHAZ.” We intend to apply to list our Class A Ordinary Common Stock on the Nasdaq Capital Market. There is no assurance that our Class A Ordinary Common Stock will ever be listed on the Nasdaq Capital Market or that we will be able to comply with such applicable listing standards. Should our Class A Ordinary Common Stock become listed on the Nasdaq Capital Market, in order to maintain that listing, Nasdaq requires that we satisfy minimum financial and other continued listing requirements and standards, including those regarding director independence and independent committee requirements, minimum stockholders’ equity, and certain corporate governance requirements. If we are unable to satisfy these requirements or standards, we could be subject to delisting, which would have a negative effect on the price of our Class A Ordinary Common Stock and would impair your ability to sell or purchase our Class A Ordinary Common Stock when you wish to do so. In the event of a delisting, we would expect to take actions to restore our compliance with the listing requirements, but we can provide no assurance that any such action taken by us would allow our Class A Ordinary Common Stock to become listed again, stabilize the market price or improve the liquidity of our Class A Ordinary Common Stock or prevent future non-compliance with the listing requirements.

If, for any reason, we should fail to maintain compliance with these listing standards and Nasdaq should delist our securities from trading on its exchange and we are unable to obtain listing on another national securities exchange, a reduction in some or all of the following may occur, each of which could have a material adverse effect on our shareholders:

●	the liquidity of our Class A Ordinary Common Stock;

●	the market price of our Class A Ordinary Common Stock;

●	our ability to obtain financing for the continuation of our operations;

●	the number of investors that will consider investing in our Class A Ordinary Common Stock;

●	the number of market makers in our Class A Ordinary Common Stock;

●	the availability of information concerning the trading prices and volume of our Class A Ordinary Common Stock; and

●	the number of broker-dealers willing to execute trades in shares of our Class A Ordinary Common Stock.

We have broad discretion in the use of the net proceeds from this offering and may not use them effectively.

Our management will have broad discretion in the application of the net proceeds to us from this offering and could spend the proceeds in ways that do not improve our results of operations or enhance the value of our securities. The failure by our management to apply these funds effectively could result in financial losses that could have a material adverse effect on our business, cause the price of our securities to decline.

There is currently a limited U.S. public market for our Class A Ordinary Common Stock, the stock price of our Class A Ordinary Common Stock may be volatile or may decline regardless of our operating performance and you may not be able to resell your Class A Ordinary Common Stock at or above the price you acquired such Class A Ordinary Common Stock.

Since there is a limited U.S. public market for our Class A Ordinary Common Stock, the stock price of our Class A Ordinary Common Stock may be volatile or may decline regardless of our operating performance. Due to the limited U.S. public market for our Class A Ordinary Common Stock you may not be able to resell your Class A Ordinary Common Stock at or above the price you acquired such Class A Ordinary Common Stock.

Further, having a limited trading market in the United States may also impair our ability to raise capital by selling our Class A Ordinary Common Stock and may impair our ability to enter into strategic collaborations or acquire companies or products by using our Class A Ordinary Common Stock as consideration.

There is no assurance that an investment in our securities will earn any positive return.

There is no assurance that an investment in our securities will earn any positive return. An investment in our securities involves a high degree of risk and should be undertaken only by investors whose financial resources are sufficient to enable them to assume such risks and who have no need for immediate liquidity in their investment. An investment in our securities is appropriate only for investors who have the capacity to absorb a loss of some or all of their investment.

Sales of a substantial number of our Class A Ordinary Common Stock following this offering may adversely affect the market price of our Class A Ordinary Common Stock and the issuance of additional shares will dilute all other shareholders.

Sales of a substantial number of shares of our Class A Ordinary Common Stock in the public market or otherwise following this offering, or the perception that such sales could occur, could adversely affect the market price of our Class A Ordinary Common Stock. After completion of this offering and the issuance of the Common Shares in this offering there will be [_________] shares of Class A Ordinary Stock outstanding (without giving effect to the exercise by the underwriters of the over-allotment option), of which [_________] shares of Class A Ordinary Stock have registration rights and a resale registration statement is expected to be filed in close proximity to this Offering. In addition, our Certificate of Incorporation permits the issuance of 900,000,000 shares of Class A Ordinary Common Stock. Thus, we could issue substantial amounts of Class A Ordinary Common Stock in the future, which would dilute the percentage ownership held by the investors who purchase Class A Ordinary Common Stock in this offering.

If you purchase our Class A Ordinary Common Stock in this offering, you may in the future incur dilution in the book value of your shares.

Although you will not incur immediate dilution as a result of this offering, to the extent outstanding options or warrants are exercised, you may experience future dilution of your equity interests in the Company. As a result of possible future dilution, investors purchasing Common Units in this offering may receive significantly less than the purchase price paid in this offering, if anything, in the event of our liquidation.

The holders of shares of Class B Super Common Stock will own a significant voting percentage of our stock and will be able to exert significant control over matters subject to stockholder approval.

All 6,816,948 shares of our Class B Super Common Stock are held by three stockholders. Each share of Class B Super Common Stock has one hundred and sixty (160) votes on any matter brought before the stockholders for a vote, which means that the three stockholders who own all of the Class B Super Common Stock will have, collectively, 1,090,711,680 votes on any matter subject to stockholder approval. We expect that there will only be 567,098,640 shares of Class A Ordinary Common Stock outstanding after the consummation of the Business Combination, and each such share only has one (1) vote on any matter brought before the stockholders for a vote. Thus, the three holders of shares of Class B Super Common Stock may together be able to determine all matters requiring stockholder approval. For example, these three stockholders may be able to control elections of directors, amendments of our organizational documents, or approval of any merger, sale of assets, or other major corporate transaction. This may prevent or discourage unsolicited acquisition proposals or offers for The Company’s stock that you may feel are in your best interest as one of our stockholders. The Company’s Proposed Certificate of Incorporation only authorizes 900,000,000 shares of Class A Ordinary Common Stock, which means that even if every authorized share of authorized Class A Ordinary Common Stock was issued and outstanding, the three holders of shares of Class B Super Common Stock would have more votes than all of the holders of Class A Ordinary Common Stock together. Further information is available in the Security ownership of certain beneficial owners and management section on page 109.

The requirements of being a public company may strain our resources and distract management and we will incur substantial costs as a result of being a public company.

Following the consummation of the Business Combination, we will be subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act, and the Securities Act, and the rules of the Nasdaq Stock Market (“Nasdaq”). These rules, regulations and requirements are extensive. Our securities may be subject to additional regulatory scrutiny because we became public through a SPAC transaction. We will incur significant costs associated with our public company corporate governance and reporting requirements. The Exchange Act requires, among other things, that we file annual, quarterly and current reports with respect to our business and operating results. The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. In order to maintain and, if required, improve our disclosure controls and procedures and internal control over financial reporting to meet this standard, significant resources and management oversight may be required. As a result, management’s attention may be diverted from other business concerns, which could adversely affect our business and operating results. We may need to hire more corporate employees to comply with these requirements or engage outside consultants, which would increase our costs and expenses. This may divert management’s attention from other business concerns, which could have a material adverse effect on our business, financial condition and results of operations. These applicable rules and regulations may make it more difficult and more expensive for us to obtain director and officer liability insurance and it may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified individuals to serve on our Board or as executive officers.

In addition, changing laws, regulations and standards relating to corporate governance and public disclosure are creating uncertainty for public companies, increasing legal and financial compliance costs and making some activities more time-consuming. These laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We intend to invest resources to comply with evolving laws, regulations and standards, and this investment may result in increased general and administrative expenses and a diversion of management’s time and attention from revenue-generating activities to compliance activities. If our efforts to comply with new laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to their application and practice, regulatory authorities may initiate legal proceedings against us and our business may be adversely affected.

As a result of disclosure of information in this prospectus and in the filings that we are required to make as a public company, our business, operating results and financial condition have become more visible, which may result in threatened or actual litigation, including by competitors and other third parties. If any such claims are successful, our business, operating results and financial condition could be adversely affected, and even if the claims do not result in litigation or are resolved in our favor, these claims, and the time and resources necessary to resolve them, could divert the resources of our management and adversely affect our business, operating results and financial condition.

A decline in the price of the Company’s Class A Ordinary Common Stock could affect the company’s ability to raise working capital and adversely impact the company’s ability to continue operations.

A prolonged decline in the price of the Company’s Class A Ordinary Common Stock could result in a reduction in the liquidity of the common stock and a reduction in our ability to raise capital. A decline in the price of the Company’s Class A Ordinary Common Stock could be especially detrimental to our liquidity, operations and strategic plans. Such reductions may force us to reallocate funds from other planned uses and may have a significant negative effect on our business plan and operations, including our ability to develop new products and services and continue current operations. If the Company’s Class A Ordinary Common Stock’s price declines, we can offer no assurance that we will be able to raise additional capital or generate funds from operations sufficient to meet our obligations. If we are unable to raise sufficient capital in the future, we may not be able to have the resources to continue our normal operations.

We do not intend to pay any cash dividends in the foreseeable future and, therefore, any return on your investment in the company’s capital stock must come from increases in the fair market value and trading price of the capital stock.

We have not paid any cash dividends on the Company’s Class A Ordinary Common Stock and do not intend to pay cash dividends on the Company’s Class A Ordinary Common Stock in the foreseeable future. We intend to retain future earnings, if any, for reinvestment in the development and expansion of our business. Any credit agreements, which we may enter into with institutional lenders, may restrict our ability to pay dividends. Whether we pay cash dividends in the future will be at the discretion of our Board and will be dependent upon our financial condition, results of operations, capital requirements and any other factors that our Board decides is relevant. Therefore, any return on your investment in our capital stock must come from increases in the fair market value and trading price of the capital stock.

Future sales and issuances of our securities could result in additional dilution of the percentage ownership of our stockholders and could cause our share price to fall.

We expect that significant additional capital will be needed in the future to continue our planned operations, including research and development, increased marketing, hiring new personnel, commercializing our products, and continuing activities as an operating public company. To the extent we raise additional capital by issuing equity securities, our stockholders may experience substantial dilution. We may sell Class A Ordinary Common Stock, convertible securities or other equity securities in one or more transactions at prices and in a manner we determine from time to time. If we sell Class A Ordinary Common Stock, convertible securities or other equity securities in more than one transaction, investors may be materially diluted by subsequent sales. Such sales may also result in material dilution to our existing stockholders, and new investors could gain rights superior to our existing stockholders.

Changes in international trade policies, tariffs and treaties affecting imports and exports may have a material adverse effect on our business.

There have recently been significant changes to international trade policies and tariffs affecting imports and exports. Any significant increases in tariffs on goods or materials or other changes in trade policy could negatively affect our business operations. Recently, the U.S. has implemented a range of new tariffs and increases to existing tariffs. In response to the tariffs announced by the U.S., other countries have imposed, are considering imposing, and may in the future impose new or increased tariffs on certain exports from the United States. There is currently significant uncertainty about the future relationship between the United States and other countries with respect to trade policies, taxes, government regulations and tariffs. and we cannot predict whether, and to what extent, current tariffs will continue or trade policies will change in the future. Tariffs, or the threat of tariffs or increased tariffs, could have a significant negative impact on our businesses (either due to our reliance on imported goods or dependence on access to foreign markets).

Among other things, historical financial performance of companies affected by trade policies and/or tariffs may not provide useful guidance as to the future performance of such companies, because future financial performance of those companies may be materially affected by new U.S. tariffs or foreign retaliatory tariffs, or other changes to trade policies. We may not be able to adequately address the risks presented by these tariffs or other potential trade policy changes. As a result, our business may be negatively impacted.

Inflationary pressures and persistently high prices and uncertain availability of inputs used by us and our suppliers, or instability in logistics and related costs, could negatively impact our profitability. Pending tariffs proposed by the Trump Administration, may also negatively impact the cost structure of our supply chain, and ECD may not be able to pass these price increases on to its customers.

Increases in prices, including because of inflation and rising interest rates, for inputs that we and our suppliers use in manufacturing products, systems, components and parts, or increases in logistics and related costs, have led in the past and may lead in the future to higher production costs for parts, components and vehicles. Geopolitical risks, fluctuations in supply and demand, fluctuations in interest rates, any weakening of the U.S. dollar in comparison with other currencies, and other economic and political factors have created and may continue to create pricing pressure for our inputs. These inflationary pressures could, in turn, negatively impact our profitability because we may not be able to pass all of those costs on to our customers or require our suppliers to absorb such costs.

Changes to United States tariff and import/export regulations may have a material adverse effect on our business, financial condition and results of operations.

The United States has recently enacted and proposed to enact significant new tariffs. Additionally, President Trump has directed various federal agencies to further evaluate key aspects of U.S. trade policy and there has been ongoing discussion and commentary regarding potential significant changes to U.S. trade policies, treaties and tariffs. There continues to exist significant uncertainty about the future relationship between the U.S. and other countries with respect to such trade policies, treaties and tariffs. These developments, or the perception that any of them could occur, may have a material adverse effect on global economic conditions and the stability of global financial markets, and may significantly reduce global trade and, in particular, trade between the impacted nations and the U.S. Any of these factors could depress economic activity and restrict our access to suppliers or customers and have a material adverse effect on our business, financial condition and results of operations.

If the price of the Company’s Class A Ordinary Common Stock fluctuates after the closing of this offering, you could lose a significant part of your investment.

The market price of the Company’s Class A Ordinary Common Stock could be subject to wide fluctuations in response to, among other things, the risk factors described in this prospectus, and other factors beyond our control, such as fluctuations in the valuation of companies perceived by investors to be comparable to us. Furthermore, the stock markets have experienced price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies. These fluctuations often have been unrelated or disproportionate to the operating performance of those companies. These broad market and industry fluctuations, as well as general economic, political, and market conditions, the occurrence of natural disasters, pandemics, geopolitical tensions (particularly those relating to the People’s Republic of China), military conflicts, recessions, inflation, interest rate changes or international currency fluctuations, may negatively affect the market price of our common stock. In the past, many companies that have experienced volatility in the market price of their stock have been subject to securities class action litigation. We may be the target of this type of litigation in the future. Securities litigation against us could result in substantial costs and divert our management’s attention from other business concerns, which could seriously harm our business.

The warrants will become exercisable for the Company’s Class A Ordinary Common Stock, which would increase the number of shares eligible for future resale in the public market and result in dilution to our shareholders.

As of November 13, 2025, we had 22,250,000 outstanding warrants (the “Warrants”) to purchase an aggregate of up to 22,250,000 shares of the Company’s Class A Ordinary Common Stock, including 11,500,000 Public Warrants and 10,750,000 Private Warrants, will become exercisable in accordance with the terms of the Warrant Agreement governing those securities. These warrants will become exercisable at any time commencing 30 days after the completion of the Business Combination. The exercise price of these warrants will be $11.50 per share. However, there is no guarantee that our Warrants will ever be “in the money” prior to their expiration, and, as such, our Warrants may expire worthless. See “- Even if the Business Combination is consummated, the Warrants may never be in the money, and they may expire worthless and the terms of the warrants may be amended in a manner adverse to a holder if holders of at least 50% of the then outstanding Private Warrants and Public Warrants, respectively, approve of such amendment for their respective warrants.”

To the extent our Warrants are exercised, additional shares of the Company’s Class A Ordinary Common Stock will be issued, which will result in dilution to the holders of the Company’s Class A Ordinary Common Stock and increase the number of shares eligible for resale in the public market. The dilution, as a percentage of outstanding shares, caused by the exercise of our Warrants will increase if a large number of Roth CH shareholders elect to redeem their shares in connection with the Business Combination. We cannot predict the ultimate value of the Public Warrants following consummation of the Business Combination. Sales of substantial numbers of shares issued upon the exercise of our Warrants in the public market or the potential that such warrants may be exercised could also adversely affect the market price of the Company’s Class A Ordinary Common Stock.

The Warrants may never be in the money, and they may expire worthless and the terms of the warrants may be amended in a manner adverse to a holder if holders of at least 50% of the then outstanding Private Warrants and Public Warrants, respectively approve of such amendment to their respective warrants.

The exercise price for the outstanding Warrants is $11.50 per share. There can be no assurance that the Warrants will be in the money following the time they become exercisable and prior to their expiration and as such, the Warrants may expire worthless.

The Public Warrants were issued in registered form under a Warrant Agreement between Continental Stock Transfer & Trust Company, as warrant agent, and Roth CH. The Warrant Agreement provides that the terms of the warrants may be amended without the consent of any holder to cure any ambiguity or correct any defective provision, but requires the approval by the holders of at least 50% of the then outstanding Public Warrants to make any change that increases the exercise price or shortens the exercise period of the Public Warrants.

Accordingly, we may amend the terms of the Public Warrants in a manner adverse to a holder if holders of at least 50% of the then outstanding Public Warrants approve of such amendment. Although our ability to amend the terms of the Public Warrants with the consent of at least 50% of the then outstanding Public Warrants is unlimited, examples of such amendments could be amendments to, among other things, increase the exercise price of the warrants, shorten the exercise period or decrease the number of shares of the Company’s Class A Ordinary Common Stock purchasable upon exercise of a warrant.

We may redeem your unexpired Public Warrants prior to their exercise, which may result in warrant holders receiving little or no value for their warrants, thereby making the your Public Warrants worthless.

We have the ability to redeem outstanding Public Warrants at any time after they become exercisable and prior to their expiration, at a price of $0.01 per warrant, provided that the closing price of the shares of the Company’s Class A Ordinary Common Stock equals or exceeds $18.00 per share (as adjusted for share sub-divisions, share capitalizations, reorganizations, recapitalizations and the like) for any twenty (20) trading days within a thirty (30) trading-day period ending on the third trading day prior to the date on which we give proper notice of such redemption to the warrants holders and provided certain other conditions are met. We will not redeem the Public Warrants unless an effective registration statement under the Securities Act covering the shares issuable upon exercise of the warrants is effective and a current prospectus relating to those shares is available throughout the thirty (30)-day redemption period, except if we elect to require the warrants to be exercised on a cashless basis and such cashless exercise is exempt from registration under the Securities Act. If and when the Public Warrants become redeemable by us, we may exercise our redemption right even if we are unable to register or qualify the underlying securities for sale under all applicable state securities laws. If we elect to redeem the outstanding Public Warrants, holders would be forced to either exercise their warrants and pay the exercise price at a time when it may be disadvantageous to do so, sell the warrants at the then-current market price, or accept the nominal redemptional price. Any such redemption could occur at a time when the warrants are worthless. None of the Private Placement Warrants will be redeemable by us so long as they are held by the Sponsor or any of its permitted transferees. As of the date of this prospectus, Roth CH’s Class A Ordinary Shares have never traded above $17.00 per share, therefore neither current nor recent share prices meet or exceed the threshold that would allow us to redeem Public Warrants.

In addition, we have the ability to redeem the outstanding Public Warrants at any time after they become exercisable and prior to their expiration, at a price of $0.01 per warrant upon a minimum of 30 days’ prior written notice of redemption if the closing price of the Company’s Class A Ordinary Common Stock equals or exceeds $18.00 per share (as adjusted for share sub-divisions, share capitalizations, reorganizations, recapitalizations and the like) for any twenty (20) trading days within a thirty (30) day trading-day period ending on the third day prior to proper notice of such redemption and provided that certain other conditions are met, including that holders will be able to exercise their warrants on a cashless basis prior to redemption for a number of shares of the Company’s Class A Ordinary Common Stock determined based on the redemption date and fair market value of the Company’s Class A Ordinary Common Stock. The value received upon exercise of the warrants may be less than the value the holders would have received if they had been able to exercise their warrants at a later time at which the underlying share price is higher and (2) may not compensate the holders for the value of the warrants, including because the number of ordinary shares received is capped at 0.361 shares per warrant (subject to adjustment) irrespective of the remaining life of the warrants. In addition, such redemptions may occur at a time when our Warrants are “out-of-the-money,” in which case holders thereof would lose any potential embedded value from a subsequent increase in the value of the Company’s Class A Ordinary Common Stock had such Public Warrants remained outstanding. If the price of the Company’s Class A Ordinary Common Stock is less than $18.00 and we seek redemption of the Public Warrants, we must call the Private Placement Warrants for redemption on the same terms.

In the event that we determine to redeem the Public Warrants when the closing price of the shares of the Company’s Class A Ordinary Common Stock equals or exceeds $18.00 per share, pursuant to Section 6.2 of the Warrant Agreement, respectively, we will fix a date for the redemption. Notice of redemption will be mailed by first class mail, postage prepaid, by us not less than thirty (30) days prior to the redemption date to the registered holders of the Public Warrants to be redeemed at their last addresses as they appear on the registration books. Any notice mailed in the manner herein provided will be conclusively presumed to have been duly given whether or not the registered holder received such notice.

Public Warrant holders will only be able to exercise their Public Warrants on a “cashless basis” under certain circumstances, and if they do so, they will receive fewer shares of the Company’s Class A Ordinary Common Stock from such exercise than if such warrants were exercised for cash.

The Public Warrants generally may not be exercised on a “cashless basis”, except as described below. The Warrant Agreement provides that in the following circumstances holders of Public Warrants who seek to exercise their Public Warrants will not be permitted to do for cash and will, instead, be required to do so on a cashless basis in accordance with Section 3(a)(9) of the Securities Act: (i) if the Company’s Class A Ordinary Common Stock issuable upon exercise of the warrants are not registered under the Securities Act in accordance with the terms of the warrant agreement; (ii) if we have so elected and the Company’s Class A Ordinary Common Stock are at the time of any exercise of a warrant not listed on a national securities exchange such that they satisfy the definition of “covered securities” under Section 18(b)(1) of the Securities Act; and (iii) if we have so elected and we call the Public Warrants for redemption. A holder of Public Warrants would receive fewer shares of the Company’s Class A Ordinary Common Stock from such exercise than if such warrants were exercised for cash.

Because a cashless exercise does not result in the payment of cash to us, we will not receive the proceeds that e ould otherwise obtain from a cash exercise of the warrants. Accordingly, our ability to raise additional capital through the exercise of outstanding warrants may be limited, and existing stockholders will experience dilution from the issuance of additional shares upon any such cashless exercises In addition, the requirement or election to exercise on a cashless basis could limit the potential market for the warrants and adversely affect their value.

We are a “smaller reporting company” and “emerging growth company” under the U.S. federal securities laws, and the reduced reporting requirements applicable to smaller reporting companies and emerging growth companies could make the Company’s Class A Ordinary Common Stock less attractive to investors.

We are a “smaller reporting company” and an “emerging growth company” under U.S. federal securities laws. For as long as we continue to be a smaller reporting company, we may take advantage of exemptions from various reporting requirements that are applicable to other public companies that are not smaller reporting companies, including reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements. Furthermore, as an emerging growth company, we intend to take advantage of exemptions from certain reporting requirements including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act and exemptions from the requirements of holding a non- binding advisory vote on executive compensation. Investors may not find the Company’s Class A Ordinary Common Stock attractive because we may rely on these exemptions and reduced disclosures. If some investors find the Company’s Class A Ordinary Common Stock less attractive as a result, there may be a less active trading market for the Company’s Class A Ordinary Common Stock and our stock price may be more volatile.

We will remain a smaller reporting company until the last day of the fiscal year in which (1) the market value of the Company’s Class A Ordinary Common Stock held by non-affiliates exceeds $250 million as of the prior June 30, or (2) our annual revenues exceeded $100 million during such completed fiscal year and the market value of the Company’s Class A Ordinary Common Stock held by non-affiliates exceeds $700 million as of the last business day of the most recently completed second fiscal quarter.

We will remain an emerging growth company until the earlier of: (1) the last day of the fiscal year (a) following the fifth anniversary of the closing of the Business Combination, (b) in which we have total annual gross revenue of at least $1.23 billion, or (c) in which we are deemed to be a large accelerated filer, which means the market value of our common equity that is held by non-affiliates exceeds $700 million as of the end of the prior fiscal year’s second fiscal quarter; and (2) the date on which we have issued more than $1.00 billion in non-convertible debt securities during the prior three-year period.

This offering will result in substantial dilution to our existing stockholders, and investors in this offering will experience immediate dilution.

Because the offering price per share is expected to be substantially higher than the book value per share of our outstanding common stock, investors purchasing shares in this offering will incur immediate substantial dilution in the net tangible book value of their investment. In addition, the issuance of additional shares in connection with the exercise of outstanding warrants could further dilute the ownership interests of investors.

We have only recently become a public company, and our common stock has a limited trading history and liquidity.

The Company became a public company upon the closing of our business combination. Our Class A Ordinary Common Stock has had limited trading volume to date. An active, liquid and orderly market for our common stock may not develop or be sustained, and investors may be unable to sell their shares at or above the offering price -or at all. The market price of our shares could be volatile due to changes in our operating performance, general market conditions, or factors beyond our control.

Risks Related to the SharonAI’s Standby Equity Purchase Agreement

It is not possible to predict the actual number of shares we will sell under the Standy Equity Purchase Agreement (SEPA) to YA, or the actual gross proceeds resulting from those sales. Further, We may not have access to the full amount available under the SEPA with YA.

Following consummation of the Business Combination, we are expected to enter into the SEPA with YA, pursuant to which, among other things: (1) the Company will assume $2.5 million of debt evidenced by Convertible Notes issued by our wholly owned subsidiary, SharonAI, Inc.; (2) YA will advance up to an additional $5 million of debt evidenced by Convertible Notes; and (3) YA has committed to purchase up to $50,000,000 of shares of the Company’s Class A Ordinary Common Stock, subject to certain limitations and conditions set forth in the SEPA. The shares of the Company’s Class A Ordinary Common Stock that may be issued under the SEPA may be sold by us to YA at our discretion from time to time for a period of up to 24 months, unless the SEPA is earlier terminated.

We generally have the right to control the timing and amount of any sales of its shares of Class A Ordinary Common Stock to YA under the SEPA. Sales of the Company’s Class A Ordinary Common Stock, if any, to YA will depend upon market conditions and other factors to be determined by us. We may ultimately decide to sell to YA all, some or none of the shares of its Class A Ordinary Common Stock that may be available for us to sell to YA pursuant to the SEPA.

Because the per share purchase price that YA will pay for the shares we may elect to sell pursuant to the SEPA, if any, will fluctuate based on the market prices of its Class A Ordinary Common Stock prior to each Advance made pursuant to the SEPA, as of the date of this prospectus, it is not possible for us to predict the number of shares of Class A Ordinary Common Stock that we will sell to YA under the SEPA, the purchase price per share that YA will pay for shares purchased from us under the SEPA, or the aggregate gross proceeds that we will receive from those purchases by YA under the SEPA, if any.

We need to obtain stockholder approval as set forth under Proposal No. 8 in this prospectus to issue shares of Class A Ordinary Common Stock in excess of the SEPA Exchange Cap (as defined in Proposal No. 8 hereof) under the SEPA in accordance with applicable Nasdaq rules, unless the sales prices of all applicable sales of shares of Class A Ordinary Common Stock under the SEPA equals or exceeds the lower of (i) the Nasdaq official closing price (as reflected on Nasdaq.com) immediately prior to the date the SEPA is executed or (ii) the average Nasdaq official closing price for the five (5) trading days immediately prior to the date the SEPA is executed).

We are not required or permitted to issue any shares of Class A Ordinary Common Stock under the SEPA if such issuance would breach its obligations under the rules or regulations of Nasdaq. In addition, YA will not be required to, and may not, purchase any shares of the Company’s Class A Ordinary Common Stock if such sale would result in its beneficial ownership exceeding 4.99% of the then issued and outstanding Class A Ordinary Common Stock. Finally, the SEPA provides that in no event shall an Advance exceed the number of shares of Class A Ordinary Common Stock registered in respect of the transactions contemplated by the SEPA under the Registration Statement covering shares issuable under the SEPA then in effect. our inability to access a part or all of the amount available under the SEPA, in the absence of any other financing sources, could have a material adverse effect on our business.

Investors who buy shares of Class A Ordinary Common Stock at different times will likely pay different prices.

Pursuant to the SEPA, we control the timing and amount of any sales of Class A Ordinary Common Stock to YA. If and when we do elect to sell shares of the Company’s Class A Ordinary Common Stock to YA pursuant to the SEPA, YA may resell all, some, or none of such shares in its discretion and at different prices, subject to the terms of the SEPA. As a result, investors who purchase shares from YA in this offering at different times may experience different outcomes in their investment results. Investors may experience a decline in the value of the shares they purchase from YA as a result of future sales made by us to YA at prices lower than the prices such investors paid for their purchase of shares from YA.

The sale and issuance of the Company’s Class A Ordinary Common Stock to YA will cause dilution to our existing stockholders, and the sale of the shares of Class A Ordinary Common Stock acquired by YA, or the perception that such sales may occur, could cause the price of the Company’s Class A Ordinary Common Stock to fall.

The purchase price for the shares of Class A Ordinary Common Stock that we may sell to YA under the SEPA will fluctuate based on the market price of the Company’s Class A Ordinary Common Stock. Depending on a number of factors, including market liquidity, sales of such shares of Class A Ordinary Common Stock may cause the trading price of the Company’s Class A Ordinary Common Stock to fall.

If and when we do sell shares of Class A Ordinary Common Stock to YA, it may resell all, some, or none of those shares of Class A Ordinary Common Stock at its discretion, subject to the terms of the SEPA. Therefore, sales of Class A Ordinary Common Stock to YA by us could result in substantial dilution to the interests of other holders of the Company’s Class A Ordinary Common Stock. Additionally, the sale of a substantial number of shares of the Company’s Class A Ordinary Common Stock to YA, or the anticipation of such sales, could make it more difficult for us to sell equity or equity-related securities in the future at a desirable time and price.

Our management team will have broad discretion over the use of the net proceeds from its sale of shares of Class A Ordinary Common Stock to YA, if any, and you may not agree with how we use the proceeds and the proceeds may not be invested successfully.

Our management team will have broad discretion as to the use of the net proceeds from its sale of shares of Class A Ordinary Common Stock to YA, if any, and we could use such proceeds for purposes other than those contemplated at the time of commencement of this offering. Accordingly, any purchaser of shares of Class A Ordinary Common Stock from YA will be relying on the judgment of our management team with regard to the use of those net proceeds, and such purchasers will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately. It is possible that, pending their use, we may invest those net proceeds in a way that does not yield a favorable, or any, return for us. The failure of we management team to use such funds effectively could have a material adverse effect on our business, financial condition, operating results and cash flows.

USE OF PROCEEDS

After deducting the estimated underwriters’ commissions and offering expenses payable by us, we estimate that we will receive net proceeds of approximately $ [●] million from this offering (or approximately $ [●] million if the underwriters exercise the over-allotment option in full)sale of the securities offered by us in this offering, based on an assumed public offering price of $ [●] per share of Class A Ordinary Common Stock (which is the midpoint of the estimated offering range set forth on the cover page this prospectus.

Each $1.00 increase (decrease) in the assumed initial offering price of $__ per share of Class A Ordinary Common Stock would increase (decrease) the net proceeds to us from this offering by approximately $___ million, assuming the number of units offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, an increase (decrease) of ________ shares of Class A Ordinary Stock offered by us would increase (decrease) the net proceeds to us by approximately $_______ million, assuming the assumed initial public offering price of $_____ per Class A Ordinary Common Stock remains the same and after deducting underwriting discounts and commissions.

We currently intend to use the net proceeds from this offering for [working capital, capital expenditures, product development, to repay loans from the sponsor and other general corporate purposes, including investments in sales and marketing in the United States and internationally]. See “Risk Factors” for a discussion of certain risks that may affect our intended use of the net proceeds from this offering.

Our expected use of net proceeds from this offering represents our current intentions based upon our present plans and business condition. As of the date of this prospectus, we cannot currently allocate specific percentages of the net proceeds that we may use for the purposes specified above, and we cannot predict with certainty all of the particular uses for the net proceeds to be received upon the completion of this offering, or the amounts that we will actually spend on the uses set forth above. The amounts and timing of our actual use of the net proceeds will vary depending on numerous factors, including our ability to obtain additional financing, the progress, cost and results of our preclinical and clinical development programs, and whether we are able to enter into future licensing or collaboration arrangements.

We will bear all other costs, fees and expenses incurred in effecting the registration of the shares of Common Stock covered by this prospectus and any prospectus supplement. These may include, without limitation, all registration and filing fees, SEC filing fees and expenses of compliance with state securities or “blue sky” laws.

See “Plan of Distribution” elsewhere in this prospectus for more information.

DIVIDEND POLICY

We have never declared or paid any dividends on the Company’s Class A Ordinary Common Stock. We currently intend to retain all available funds and any future earnings for the operation and expansion of our business and, therefore, we do not anticipate declaring or paying dividends in the foreseeable future. The payment of dividends will be at the discretion of our Board and will depend on our results of operations, capital requirements, financial condition, prospects, contractual arrangements, any limitations on payment of dividends present in our future debt agreements, and other factors that our Board may deem relevant.

CAPITALIZATION

The following table sets forth our capitalization as of [_____], 2025:

●	On an actual basis;

●	On an as adjusted basis, to give effect to (i) issuance of _______ shares of Class A Ordinary Common Stock upon the consummation of the Business Combination and all related transactions; and

●	On an as adjusted basis, to give effect to the sale of _______ shares of common stock by us in this offering at the initial public offering price of $ ___ per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

You should read this table in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the financial statements and related notes included elsewhere in this prospectus.

As of [____], 2025
	Actual	Pro Forma	Pro Forma As Adjusted
Notes payable (inclusive of current portion)	$
Stockholders’ deficit:
Common stock, $[.0001] par value, [____] shares authorized; _____________ shares issued and outstanding; __________ shares issued and outstanding, as adjusted (1)
Additional paid-in capital
Accumulated deficit
Other comprehensive income
Total stockholders’ equity (deficit)

Total capitalization

Each $1.00 increase (decrease) in the assumed public offering price of $          per Class A Ordinary Common Stock, which is the midpoint of the estimated offering range set forth on the cover page of this prospectus, would increase (decrease) the as adjusted amount of each of cash and cash equivalents, working capital, total assets and total stockholders’ equity (deficit) by approximately $          million, assuming that the number of shares of Class A Ordinary Common Stock offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase (decrease) of ____ shares in the number of Class A Ordinary Common Sock offered by us at the assumed public offering price of $          per share of Class A Ordinary Common Stock, which is the midpoint of the estimated offering range set forth on the cover page of this prospectus, would increase (decrease) the pro forma as adjusted amount of each of cash and cash equivalents, working capital, total assets and total stockholders’ equity (deficit) by approximately $          million.

The number of shares of our common stock to be outstanding immediately after this offering is based on ______ share of common stock outstanding as of ______, 2025 and includes (on a pro forma and pro forma as adjusted basis) as of such date:

●	________ shares of Class A Ordinary Common Stock issuable upon closing of the Business Combination Agreement; and

●	________ shares of Class A Ordinary Common Stock issuable upon the closing of the cancellation of approximately $270,000 of outstanding indebtedness; and

and excludes:

●	________ shares of Class A Ordinary Common Stock issuable upon the exercise of outstanding options and warrants at a weighted average exercise price of $___ per share; and

●	________ shares of Class A Ordinary Common Stock reserved for issuance under our equity incentive plan.

DILUTION

“Net tangible book value” is total assets minus the sum of liabilities and intangible assets. “Net tangible book value per share” is net tangible book value divided by the total number of shares outstanding on September 30, 2025. As of September 30, 2025, our net tangible book value was approximately $____ million, or approximately $___ per share.

After giving effect to the (i) issuance of __________ shares of Class A Ordinary Common Stock upon consummation of the Business Combination and all related transactions and (ii) issuance of _______ shares of Class A Common Stock in consideration of the cancellation of approximately $470,000 of outstanding indebtedness, our pro forma net tangible book value as of September 30, 2025 would have been $___ per share.

After giving effect to our issuance and sale of shares of common stock in this offering at an assumed initial public offering price of $ per share, the mid-point of the estimated price range shown on the cover of this prospectus, after deducting the estimated underwriting discounts and offering expenses payable by us, the pro forma as adjusted net tangible book value as of [____], 2025 would have been $, or $ per share. This represents an immediate increase in net tangible book value of $____ per share to our existing stockholders and an immediate dilution in net tangible book value of $____ per share to investors purchasing shares of Class A Ordinary Common Stock in this offering at the assumed public offering price.

The following table illustrates this dilution:

Assumed public offering price per share	$
Pro forma net tangible book value per share as of [____], 2025
Increase in pro forma net tangible book value per share attributable to the offering
Pro forma as adjusted net tangible book value per share as of [____], 2025 after the offering
Dilution per share to new investors in the offering	$

A $1.00 increase (decrease) in the assumed initial public offering price of $___ per share would increase (decrease) the net tangible book value by ____, the net tangible book value per share after this offering by $___ per share and the dilution in net tangible book value per share to investors in this offering by $___ per share, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discount and offering expenses payable by us. If the underwriters exercise their over-allotment option in full, the as adjusted net tangible book value will increase to $___ per share, representing an immediate increase to existing stockholders of $ ___ per share and an immediate dilution of $___ per share to new investors. If any shares are issued in connection with outstanding options, you will experience further dilution.

The number of shares of Common Stock outstanding is based on shares of Common Stock issued and outstanding as of _________, 2025, and includes the following (on a pro forma and pro forma as adjusted basis) as of such date:

[Add BC shares]

And excludes:

●	________ shares of Class A Ordinary Common Stock issuable upon the exercise of outstanding options and warrants at a weighted average exercise price of $___ per share; and

●	________ shares of Class A Ordinary Common Stock reserved for issuance under our equity incentive plan.

The following table presents, as of [___], 2025, the differences between the existing stockholders and the new investors purchasing our common stock in this offering with respect to the number of shares purchased from us, the total consideration paid or to be paid to us, which includes net proceeds received from the issuance of common stock, cash received from the exercise of stock options and the average price per share paid or to be paid to us at the public offering price of $__________ per share, the midpoint of the price range set forth on the cover page of this prospectus, before deducting estimated underwriting discounts and commissions and estimated offering expenses:

	Shares Purchased			Total Consideration			Average Price
	Number	Percent		Amount	Percent		Per Share
Existing stockholders			%	$		%	$
New investors			%	$		%	$
Total			%	$		%

Assuming the underwriters’ option to purchase additional shares is exercised in full, sales in this offering will reduce the percentage of shares held by existing stockholders to _____% and will increase the number of shares held by our new investors to _________ shares, or ____%, assuming no purchases of our common stock by existing stockholders in this offering.

UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION

UNAUDITED PRO FORMA COMBINED BALANCE SHEET

AS OF SEPTEMBER 30, 2025

(in US dollars (US$))

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF ROTH CH ACQUISITION CO.

References to “Roth,” “our,” “us” or “we” refer to Roth CH Acquisition Co. The following discussion and analysis of Roth’s financial condition and results of operations should be read in conjunction with the unaudited financial statements and the notes thereto contained elsewhere in this prospectus.

Overview

We are a blank check company incorporated on April 20, 2021 under the name “TKB Critical Technologies 1”, as a Cayman Islands exempted company for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization, or similar business combination with one or more businesses, which we refer to throughout this Annual Report as our initial business combination. Effective September 7, 2023, shareholders approved a change in the Company’s name to Roth CH Acquisition Co.

Recent Developments – Business Combination Agreement

On January 28, 2025, the Company entered into a Business Combination Agreement (as it may be amended, supplemented or otherwise modified from time to time, the “Business Combination Agreement”), by and among the Company, Roth CH Holdings, Inc., a Delaware corporation and a direct, wholly owned subsidiary of the Company (the “Domestication Sub”), Roth CH Merger Sub, Inc., a Delaware corporation and a direct, wholly owned subsidiary of the Company (“Merger Sub”), and SharonAI Inc., a Delaware corporation (“SharonAI Inc.”). On May 23, 2025, the parties to the Business Combination Agreement entered into an Amendment to the Business Combination Agreement, pursuant to which the Outside Date was extended to October 31, 2025, and then on October 14, 2025, the parties entered into a Second Amendment to the Business Combination Agreement, pursuant to which the Outside Date was extended to December 31, 2025. The Business Combination Agreement and the Amendment are attached to this prospectus as Exhibits 2.1, 2.2 and 2.3.

SharonAI Inc. is a holding company formed to acquire various assets focused on or in the high performance computing (“HPC”) industry, specifically the artificial intelligence field of technology, and on the acquisition of the infrastructure and technology associated with the development and delivery of HPC services to users and applications which require both large amounts of graphic processing units and central processing units combined with expertise in data storage.

The Business Combination Agreement provides that, among other things and upon the terms and subject to the conditions thereof, the following transactions will occur (together with the other agreements and transactions contemplated by the Business Combination Agreement, the “Business Combination”):

(1) At least one Business Day prior to the Closing Date and on the terms and subject to the conditions of the Business Combination Agreement, the Company shall continue out of the Cayman Islands and into the State of Delaware so as to re-domicile as and become a Delaware corporation by means of a merger (the “Domestication Merger”) of the Company with and into Domestication Sub, with the Domestication Sub as the surviving company (the “Domesticated Parent”) pursuant to the Companies Act (As Revised) of the Cayman Islands and the applicable provisions of the Delaware General Corporation Law, as amended. Upon the Domestication Merger, Domesticated Parent shall change its name to “SharonAI Holdings, Inc.”, and, thereafter (2) (a) the Merger Sub shall be merged with and into SharonAI, (b) the separate corporate existence of Merger Sub shall thereupon cease, and SharonAI shall be the Surviving Corporation, and (c) the Surviving Corporation shall become a wholly-owned Subsidiary of the Domesticated Parent (the “Acquisition Merger”).

The Aggregate Merger Consideration is 560,835,633 shares of Common Stock of the Domesticated Parent to be issued at the closing of the Business Combination. Completion of the Business Combination is subject to the satisfaction or waiver, where permissible, of various conditions to closing.

The Business Combination was consummated on December ___, 2025.

Issuance of Class A Ordinary Common Stock

On December __, 2025, we issued 2,249,999 shares of Class A Ordinary Common Stock in consideration of cancellation of approximately $270,000 of outstanding indebtedness.

Corporate History

Formation and Initial Public Offering. On October 29, 2021, we consummated our initial public offering of 23,000,000 units (the “Units”), including 3,000,000 Units that were issued pursuant to the underwriters’ exercise of their over-allotment option in full, at $10.00 per Unit, generating gross proceeds of $230,000,000. Each Unit consists of one Class A Ordinary Share, par value $0.0001 per share (the “Roth Class A Shares”) and one-half of one warrant to purchase a Roth Class A Share (the “Public Warrants”). Simultaneously with the closing of our initial public offering, we consummated the sale of 10,750,000 private placement warrants (the “Private Warrants”) at a price of $1.00 per Private Warrant in a private placement to our former sponsor, TKB Sponsor I, LLC, (the “Former Sponsor”) generating proceeds of $10,750,000.

A total of $234,600,000 of the proceeds from the initial public offering and the sale of the Private Warrants was placed in a U.S.-based trust account at J.P. Morgan Chase Bank, N.A. maintained by Continental Stock Transfer & Trust Company, acting as trustee (the “Trust Account”).

Our Units commenced public trading on October 27, 2021 on the Nasdaq Stock Market LLC, and our Roth Class A Shares and Public Warrants commenced separate public trading on December 17, 2021. On April 25, 2024, the Company voluntarily delisted its securities from Nasdaq and they began being quoted on the OTC Markets. Our Roth Class A Shares and Public Warrants are each quoted on the OTC Markets under the symbols “USCTF,” “and “USTWF,” respectively.

Securities Transfer Agreement and Name Change. On June 25, 2023, the Company, the Former Sponsor, each independent director of the Company, and affiliates of Roth Capital Partners and Craig-Hallum Capital Group LLC (the “New Sponsor”) entered into a Securities Transfer Agreement (the “Agreement”) pursuant to which the Former Sponsor and the former directors of the Company sold to the Buyers, an aggregate of 4,312,500 Ordinary Shares consisting of 4,237,500 Roth Class A Shares and 75,000 Roth Class B Shares and 8,062,500 private placement warrants (together, the “Transferred Securities”) for an aggregate purchase price (the “Purchase Price”) of $1.00 (the “Transaction”). Following the closing of the Transaction, the Former Sponsor has certain continuing rights, including a right of first refusal to repurchase the Transferred Securities in certain circumstances as set forth in the Agreement and the right to invest up to 25% of certain financings. The Transaction was consummated on June 28, 2023.

Termination of Status as a SPAC.

The Company originally extended the time that it had to complete an initial business combination by depositing an aggregate of $540,000 into the trust account for a total of nine Monthly Deposits, On April 29, 2024, the Company held an extraordinary general meeting at which shareholders approved a proposal to amend and restate the Company’s Articles of to remove the provisions applicable to special purpose acquisition companies including the requirement to redeem and cancel 100% of the Roth Class A Ordinary Shares sold in the Company’s initial public offering following distribution of the funds held in the Company’s Trust Account (the “Amendment Proposal”). The purpose of the Amendment Proposal was to remove the provisions contained in the Articles that are applicable to special purpose acquisition companies (“SPACs”), including the requirement to redeem and cancel 100% of the Company’s public shares following distribution of the funds held in the Company’s Trust Account established in connection with the IPO and revise the provisions to allow shareholders of the Company to obtain their pro rata distribution of funds remaining in the Trust Account and also retain ten (10%) percent of their shares upon liquidation of the Trust Account. Shareholders approved the Amendment Proposal on April 29, 2024. As a result, the Trust Account was liquidated.

Results of Operations

We have neither engaged in any operations nor generated any revenues to date. Our only activities to date were organizational activities, those necessary to prepare for the Initial Public Offering described below, and subsequent to the Initial Public Offering, identifying a target company for an initial business combination. We will not generate any operating revenues until after completion of our initial business combination. We generate non-operating income in the form of interest income on cash and cash equivalents. Our expenses have increased substantially after the closing of our initial public offering as a result of being a public company (for legal, financial reporting, accounting and auditing compliance), as well as for due diligence expenses.

For the year ended December 31, 2024

For the year ended December 31, 2024, we had net income of $119,065 which consists of interest earned on marketable securities held in the Trust Account of $435,437 and the change in fair value of warrant liabilities of $333,750, partially offset by operational costs of $650,122.

Liquidity, Capital Resources and Going Concern

For the year ended December 31, 2024, net cash used in operating activities was $353,921. Net income of $119,065 was adjusted by $435,437 of interest income on marketable securities held in trust and a $333,750 change in fair value of warrant liabilities. Changes in operating assets and liabilities provided $296,201 of cash for operating activities.

As of December 31, 2024, we had cash of $6,738. We intend to use the funds primarily to identify and evaluate target businesses, perform business due diligence on prospective target businesses, travel to and from the offices, plants or similar locations of prospective target businesses or their representatives or owners, review corporate documents and material agreements of prospective target businesses, and structure, negotiate and complete a business combination.

On July 1, 2023 the Company entered into a promissory note with the Buyers for up to an aggregate of $1,000,000 (the “2023 Promissory Note). The 2023 Promissory Note is non-interest bearing and payable upon the earlier of the date on which the Company consummates an initial business combination, the liquidation of the Company, or October 29, 2024. The Note does not bear any interest. On August 8, 2024, the Company amended the terms of the 2023 Promissory Note to increase the aggregate principal amount that may be borrowed to $2,000,000 and to extend the maturity to June 30, 2025.

On January 24, 2025, the Company amended and restated its 2023 promissory note (the “Convertible Note”) in favor of certain shareholders of the Company to permit its conversion into Class A ordinary shares of Company, at any time, at the option of the representative of the noteholders based upon the current trading price. Subsequent to the execution of the Convertible Note, on January 24, 2025, the representative provided notice that it intended to convert the existing principal balance of the Convertible Note in the amount of $1,181,000 into 39,366,667 Class A ordinary shares of the Company.

We expect that we will need to raise additional funds in order to meet the expenditures required for operating our business prior to our initial business combination. We expect to incur significant costs related to identifying a target business, undertaking in-depth due diligence and negotiating an initial business combination. These conditions raise substantial doubt about the Company’s ability to continue as a going concern for a period of time within one year from the date that the condensed financial statements are issued. In order to fund working capital deficiencies or finance transaction costs in connection with an intended initial business combination, our sponsor or an affiliate of our sponsor or certain of our officers and directors may, but are not obligated to, loan us funds as may be required. If we complete our initial business combination, we will repay such loaned amounts. Prior to the completion of our initial business combination, we do not expect to seek loans from parties other than our sponsor or an affiliate of our sponsor as we do not believe third parties will be willing to loan such funds.

The Company assessed going concern considerations in accordance with Financial Accounting Standard Board’s Accounting Standards Codification (“ASC”) Topic 205-40, “Basis of Presentation – Going Concern”. Management has determined that the liquidity condition raises substantial doubt about the Company’s ability to continue as a going concern. No adjustments have been made to the carrying amounts of assets or liabilities.

Off-Balance Sheet Financing Arrangements

We have no obligations, assets or liabilities, which would be considered off-balance sheet arrangements as of June 30, 2025. We do not participate in transactions that create relationships with unconsolidated entities or financial partnerships, often referred to as variable interest entities, which would have been established for the purpose of facilitating off-balance sheet arrangements. We have not entered into any off-balance sheet financing arrangements, established any special purpose entities, guaranteed any debt or commitments of other entities, or purchased any non-financial assets.

Contractual Obligations

We do not have any long-term debt obligations, capital lease obligations, operating lease obligations, purchase obligations or other long-term liabilities, other than described below.

Critical Accounting Policies

The preparation of condensed financial statements and related disclosures in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the condensed financial statements, and income and expenses during the periods reported. Actual results could materially differ from those estimates. Significant estimates include the fair value of warrant liabilities, which requires a Black-Scholes model to fair value the warrants. We have identified the following critical accounting policies:

Warrant Liabilities

The Company accounts for the warrants as either equity-classified or liability-classified instruments based on an assessment of the warrant’s specific terms and applicable authoritative guidance in ASC 480, Distinguishing Liabilities from Equity (“ASC 480”) and ASC 815. The assessment considers whether the warrants are freestanding financial instruments pursuant to ASC 480, meet the definition of a liability pursuant to ASC 480, and whether the warrants meet all of the requirements from equity classification under ASC 815, including whether the warrants are indexed to the Company’s own ordinary shares, among other conditions for equity classification. This assessment, which requires the use of professional judgment, is conducted at the time of warrant issuance and as of each subsequent quarterly period end date while the warrants are outstanding.

For issued or modified warrants that meet all of the criteria for equity classification, the warrants are required to be recorded as a component of additional paid-in capital at the time of issuance. For issued or modified warrants that do not meet all the criteria for equity classification, the warrants are required to be recorded at their initial fair value on the date of issuance, and each balance sheet date thereafter. Changes in the estimated fair value of the warrants are recognized as a non-cash gain or loss on the statements of operations. See Note 7 to the Notes to Financial Statements for the valuation methodology of warrants.

Recent Accounting Standards

Recently Adopted Accounting Pronouncements

In November 2023, the FASB issued ASU No. 2023-07, Segment Reporting-Improvements to Reportable Segment Disclosures (Topic 280) (“ASU 2023-07”), which requires an enhanced disclosure of segments on an annual and interim basis, including the title of the chief operating decision maker, significant segment expenses, and the composition of other segment items for each segment’s reported profit or loss. ASU 2023-07 is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. The adoption of ASU 2023-07 did not have a material impact on the consolidated financial statements.

Recently Issued Accounting Pronouncements Not Yet Adopted

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, which requires disaggregated information about a reporting entity’s effective tax rate reconciliation, as well as information related to income taxes paid to enhance the transparency and decision usefulness of income tax disclosures. This ASU will be effective for the annual period ending December 31, 2025. The Company is currently evaluating the impacts of adoption of this ASU.

The Company’s management does not believe that any other recently issued, but not yet effective, accounting standards if currently adopted would have a material effect on the accompanying condensed financial statements.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF SHARONAI INC

The following discussion and analysis provides information which SharonAI’s management believes is relevant to an assessment and understanding of SharonAI’s results of operations and financial condition. This discussion and analysis should be read together with SharonAI’s audited financial statements as of and for the years ended December 31, 2024 and 2023 and the related notes included elsewhere in this registration statement. This discussion and analysis should also be read together with the unaudited pro forma combined financial information as of and for the year ended December 31, 2024 in the section titled “Unaudited Pro Forma Combined Financial Information”. This discussion and analysis may contain forward-looking statements based upon current expectations that are subject to known and unknown risks, uncertainties and assumptions. SharonAI’s actual results may differ significantly from those anticipated in these forward-looking statements as a result of various factors, including those set forth in the section titled “Risk Factors” or in other parts of this registration statement. Unless the context otherwise requires, references in this “Management’s Discussion and Analysis of Financial Condition and Results of Operations of SharonAI” to “we”, “us”, “our”, and “the Company” are intended to mean the business and operations of SharonAI.

Basis of Presentation

SharonAI is a corporation formed in Delaware on February 15, 2024, with the intent to act as a holding company to acquire various assets focused on or in the High Performance Computing (“HPC”) industry and the Artificial Intelligence (“AI”) field of technology. HPC is a computing technology that uses clusters of processors or processor cores working in parallel to solve advanced computational problems across a wide range of scientific, engineering, finance, business and other fields. We are specifically focused on infrastructure and technology associated with the development and delivery of these HPC/AI services to users and applications which require both large amounts of Graphic Processing Units (“GPU”) and Central Processing Units (“CPU”), combined with data storage. CPUs are general purpose processors while GPUs are optimized for parallel processing and were originally used for computer graphics. Data storage is used to store the large data sets common in HPC/AI and to back up information. Our two main business lines are an AI/HPC cloud platform, which is based in Australia, and the development of power and data center assets, which is based in the U.S.

In March of 2024, we formed two new wholly owned subsidiaries in Delaware, SharonAI Operations LLC, which we intend to use for U.S. based operational activities as our operations expand to the U.S., and SharonAI Hosting LLC, which we intend to use to hold assets that are acquired in the future and based in the U.S.

In April of 2024, we acquired 100% of the issued capital of Alternative Asset Management Pty Ltd ACN 645 215 194, an Australian company that we renamed SharonAI Pty Ltd (“SAIPL”) and which has a business operating distributed data storage a type of cloud storage that utilizes Web 3 technology to provide decentralized networks of independent nodes to securely store and retrieve data, ensuring redundancy, fault tolerance, and resistance to censorship while incentivizing storage providers with blockchain-based rewards. This acquisition was part of a transaction in which SAIPL also obtained certain assets from Digital Income Fund Pty Ltd ACN 643 155 328 as trustee for the Digital Income Fund ABN 12 771 427 247 (“DIF”), an Australian company which it acquired storage servers and ancillary equipment for the operation of the distributed storage operations. In addition to these assets AAM had acquired a Tier 3 designed modular data center.

In June of 2024, we acquired over 90% of the issued capital of Distributed Storage Solutions Limited ACN 646 979 222 (“DSS”) via direct agreement with individual shareholders, an Australian company that operates distributed data storage and HPC/AI equipment. In the period from June 2024 to December 2024, we continued with further acquisitions of the issued capital ending 2024 with over 99% of outstanding stock in DSS. The acquisitions of SAIPL and DSS provided us with a substantial amount of storage capacity, GPUs and CPUs, a core operational team including our current chief operating officer and strategic relationships with suppliers including Lenovo and NEXTDC. Both SAIPL and DSS continue as our main operating subsidiaries in Australia.

In January of 2025, we formed a 50:50 joint venture with New Era Helium, Inc., named Texas Critical Data Centers LLC (“TCDC”), to fund, develop, and construct a planned 250MW sustainable data center site project behind the meter with a natural gas-fired power plant within the Permian Basin in Western Texas.

On January 30, 2025, the Company entered into a Business Combination Agreement (“BCA”) with Roth CH Acquisition Co. (“Roth”) and subsequently on May 14 2025, filed an S4 registration statement in participation with Roth with the Securities and Exchange Commission (“SEC”).

On June 9, 2025, the Company made a strategic decision to cease its participation in the operations associated with the Filecoin ecosystem in order to focus its resources and efforts on the continued growth of its high-performance GPU-as-a-Service (GPUaaS) business. This decision aligns with the Company’s long-term strategy to concentrate on providing scalable, on-demand computing infrastructure for artificial intelligence, research, and other data-intensive applications.

As of June 30, 2025, all activities related to the Company’s prior Filecoin-related operations had been fully wound down. This transition reflects a broader shift toward infrastructure services with more predictable and scalable revenue opportunities and supports the Company’s goal of building a focused, capital-efficient technology services platform.

Key Factors Affecting Operating Results

The Company’s operating results for the quarter were primarily influenced by continued strategic activity following corporate transactions completed in 2024. A significant portion of the quarter was dedicated to advancing the planned merger, both from a corporate governance and regulatory standpoint, and through operational integration efforts. Concurrently, the Company invested heavily in the development and deployment of new proprietary operating software and cloud computing platforms. While these initiatives did not materially improve financial performance in Q1, they represent foundational work aimed at enabling future scalability, improved product offerings, and enhanced customer engagement. These investments are expected to support the acquisition of higher quality customers, deliver operational efficiencies, and position the business for long-term revenue growth and profitability. The Company views these developments as critical to its forward strategy, despite their limited impact on short-term results.

The first six months of 2025 showed a loss of $4,028 thousand.

Industry Trends

During the period, the Company has strategically continued to shift its focus from providing storage services to developing and delivering GPU Cloud services, aligning with the growing demand for high-performance computing (HPC) and AI-driven workloads. This transition reflects a response to changing market dynamics and the increasing need for scalable, on-demand GPU infrastructure to support machine learning, AI training, and other compute-intensive applications.

The market for GPU Cloud services has shown strong theoretical demand, with significant interest from AI developers, research institutions, and enterprises seeking cost-effective, scalable compute resources. The Company anticipates that once its GPU deployments are fully operational and its orchestration layers are in place to facilitate seamless customer interaction and resource management, it will be well-positioned to capture an increase in revenue from this expanding industry.

However, the Company operates in a highly dynamic and competitive landscape, with several key challenges that could impact its ability to scale efficiently. Access to essential GPU hardware remains constrained, with supply chain limitations, geopolitical restrictions, and high demand from hyperscalers and AI-focused enterprises driving longer lead times and increased acquisition costs. The evolving nature of AI and high-performance computing technologies also presents a risk of obsolescence, requiring continuous adaptation and investment in next-generation infrastructure.

Additionally, rising operational costs, particularly for power, colocation services, and network infrastructure, are increasing the cost base for GPU Cloud services. These inputs are critical to the Company’s ability to deliver competitive pricing and maintain sustainable margins in a market where efficiency and performance optimization are key differentiators.

The Company is actively working to optimize its deployment strategies, secure long-term supplier agreements, and refine its orchestration technology to enhance scalability, utilization, and cost efficiency. As the GPU Cloud platform reaches full-scale deployment, the Company expects to capitalize on the strong demand for AI and HPC compute resources while mitigating the impact of rising costs and supply chain constraints.

Critical Accounting Polices and Estimates

SharonAI believes that the following critical policies affect it’s more significant judgments and estimates used in preparation of the Company’s consolidated financial statements.

Goodwill

Goodwill represents the excess of purchase price of acquisitions over the acquisition date fair value of the net assets of businesses acquired. Goodwill is not amortized and is tested at least annually for impairment. We perform our annual analysis during the beginning of the fourth quarter of each fiscal year and in any other period in which indicators of impairment warrant additional analysis. Goodwill is evaluated for impairment by comparing our estimate of the fair value of the reporting unit, or operating segment, with the reporting unit’s carrying value, including goodwill. Given the Company’s reporting and operating structure as a single operating segment — the provision of high-performance computing services — and the integration of the acquired entity into group-wide operations, goodwill is tested at the reporting unit level, defined as the consolidated Group.

During 2024 management first assessed goodwill for impairment by evaluating qualitative factors to determine whether it is more likely than not that the fair value of the reporting unit is less than its carrying amount including goodwill. Management evaluated macroeconomic conditions, industry and market considerations, cost factors, overall financial performance, and various entity specific events to determine that an impairment indicator was not present and an additional quantitative impairment test was not required. The use of alternate judgments and/or assumptions could result in a different conclusion which would require a quantitative impairment test and the recognition of different levels of impairment charges in the consolidated financial statements.

We did not record a goodwill impairment charge for the year ended December 31, 2024. In addition, we are implementing strategic plans as discussed in Recent Business Developments to help prevent impairment charges in the future.

As of June 30, 2025, the Company performed an interim impairment test for goodwill in accordance with ASC 350-20, due to a triggering event. In June 2025, the Board approved the closure of the Company’s distributed storage operations, which were part of a business acquired in June 2024. The shutdown represented a significant change in strategic direction and constituted a triggering event requiring impairment testing.

Goodwill arising from the acquisition amounted to $18.0 million and is allocated to the Group’s sole reporting unit, which is also the Group’s single operating segment- provision of high-performance computing services. The acquired operations were fully integrated into the Group and do not represent a standalone reporting unit.

A quantitative impairment test was performed using a discounted cash flow (DCF) model, with the following key assumptions:

●	Projection period: FY2025 to FY2028

●	Discount rate (WACC): 19.8%

●	Terminal growth rate: 2%

●	Tax rate: 23%

The fair value of the reporting unit was estimated at $28 million, compared to the carrying amount of $26.3 million, resulting in headroom of $1.7 million. Accordingly, no goodwill impairment was recognized.

A sensitivity analysis was also conducted to assess the impact of adverse changes in key assumptions. Under scenarios with higher discount rates or lower terminal growth, the fair value declined significantly, with certain cases indicating potential impairment. For example, increasing the discount rate to 21% and reducing the terminal growth rate to 1.5% resulted in a fair value below the carrying amount.

While no impairment is currently required, the narrow headroom indicates that goodwill may be susceptible to future impairment should there be any unfavorable changes in market conditions, adverse changes in key valuation assumptions, or business performance. Although we do not anticipate a future impairment charge, certain events could occur that might adversely affect the reported value of goodwill. Such events could include, but are not limited to, economic or competitive conditions, a significant change in technology, the economic condition of the industries we serve, and failure to successfully implement our strategic plan. If our judgments and assumptions change as a result of the occurrence of any of these events or other events that we do not currently anticipate, our expectations as to future results and our estimate of the implied fair value also may change. Management will continue to monitor relevant indicators and reassess as necessary.

Results of Operations

Comparison for the years ended December 31, 2024 and 2023

The results of operations presented below should be reviewed in conjunction with the financial statements and notes included elsewhere in this registration statement. The following table sets forth our results of operations for the period shown:

Statement of Operations

	2024 ($)	2023 ($)	Movement ($)	Movement (%)
Revenue	438,292	-	438,292	-
Cost of revenue	(719,993)	-	(719,993)	-
Gross loss	(281,701)	-	(281,701)	-
Share based compensation	(253,728)	-	(253,728)	-
Selling, general, and administrative expenses	(2,368,745)	-	(2,368,745)	-
Other expenses	(2,047,133)	-	(2,047,133)	-
Loss from operations	(4,951,307)	-	(4,951,307)	-
Change in fair value of digital assets	157,923	-	157,923	-
Other income	921,322	-	921,322	-
Interest income, net	(19,028)	-	(19,028)	-
Loss before income taxes	(3,891,090)	-	(3,891,090)	-
Income tax expense	(32,908)	-	(32,908)	-
Net loss	(3,923,998)	-	(3,923,998)	-

Revenue

2024: $438,292 | 2023: $0

We derive the majority of our revenue from the provision of digital data storage and GPU services to our customer via direct interaction and or via GPU online marketplaces, Clients utilize our services to store online data in a Web 3 environment via the Filecoin Network architecture and utilize our fleet of GPU’s to run HPC needs such as model training, research projects and inference needs. The Group recognizes revenue in accordance with Accounting Standards Codification (“ASC”) Topic 606 Revenue from Contracts with Customers which recognises the revenue when we have supplied the relevant services. The revenue generated in 2024 signifies the commencement of business operations. The company started monetizing its acquisitions and integrating acquired subsidiaries into its revenue-generating framework. However, the revenue remains relatively low, due to operations still being in the early stages, with limited contribution from newly acquired assets during the period. Future growth is expected as these businesses become fully operational.

Cost of Revenue

2024: $719,993 | 2023: $0

The cost of revenues reflects the direct costs associated with the operations of the business. The major items categorized as cost or revenues are data centre expenses, Filecoin licensing fees, equipment cost provided on a managed service arrangement and costs from intermediaries in the sale of services. The high cost of revenue relative to the revenue figure is a consequence of the company being in the process of optimizing its cost. This is to be attributed to initial inefficiencies and integration costs from acquisitions, and expenses incurred to establish operational capacity. As synergies between acquired businesses develop, the cost of revenue is expected to stabilize and align with revenue growth.

Gross Loss

2024: $281,701 | 2023: $0

A negative gross profit is due to the company’s early-stage business operations that are not yet covering direct costs. This was particularly due to multiple acquisitions in the period and growth phase of asset expansions. The expectation is that as the business matures and efficiencies improve, gross margins will turn positive.

Share-Based Compensation

2024: $253,728 | 2023: $0

This figure represents stock-based compensation expenses issued to employees, executives, or advisors as part of recruitment and retention. Given the company’s new formation, share-based compensation is a tool to attract key talent and align leadership with long-term growth objectives. The value of share based payments represents the amount of share based payments that has reached the performance criteria of the issuances (if any) pro rata expensed over the time based vesting term. In 2024 SharonAI issued a total of 52,677 RSU’s and 4,616 Options to employees and contractors. These have a range of performance metrics for attainments followed by an additional 12 months vesting from attainment. The share-based expense for the period is a reflection of the pro rata expense incurred by the company for awards that have met the performance attainment metric and are in the time based vesting stage of the award. Additionally this figure include warrants issued during the period based on the fair value of the warrants at the time of issuance as determined using the Black Scholes model.

Selling, General, and Administrative Expenses (SG&A)

2024: $2,368,745 | 2023: $0

The significant SG&A expenses reflect costs associated with setting up business operations, integrating acquired subsidiaries, and establishing corporate functions. These expenses include salaries, office costs, legal fees, consulting fees, audit fees and acquisition-related administrative costs. While high in the initial phase, these expenditures are expected to normalize as the business transitions to operational regularity.

Other Expenses

2024: $2,047,133 | 2023: $0

This category includes depreciation and amortisation expenses in the period from new and existing plant, property and equipment, acquisition related assets and material unrealised gains/loss from cross currency accounting.

Loss from Operations

2024: $4,951,307 | 2023: $0

An operating loss was due to having undertaken multiple acquisitions and the business being in a growth preparation phase. The losses indicate that while the company has started generating revenue, operational expenses and integration costs far exceed current income. Over time, operational efficiency improvements and revenue growth will be key to reducing this loss.

Change in Fair Value of Digital Assets

2024: $157,923 | 2023: $0

The positive change in fair value of digital assets is due to the company holding cryptocurrency associated with its Filecoin data storage operations which appreciated during the period. This is a non-operational gain and does not impact the core business but contributes to financial flexibility.

Other Income

2024: $921,322 | 2023: $0

Other income includes non-operational revenues such as government research and development incentives, one-time gains, and gifts of equipment. This figure offsets a portion of the losses from operations, providing temporary financial relief.

Interest Income, Net

2024: $19,028 | 2023: $0

The small amount of interest income is due to the company holding cash reserves or short-term investments generating limited returns. This reflects prudent cash management but is not a significant contributor to overall performance. This is then offset by the interest expense associated with the Right of use assets accounting.

Income Tax Expense

2024: $32,908 | 2023: $0

Given the operating losses, no income tax expense has been incurred, however other state and local taxes cause the associated expense. Loss carry forwards may be utilized in the future to offset taxable income once the company reaches profitability.

Liquidity and Capital Resources

Liquidity is the ability of a company to generate funds to support its current and future operations, satisfy its obligations, and otherwise operate on an ongoing basis. Significant factors in the management of liquidity are funds generated by operations, levels of accounts receivable and accounts payable and capital expenditure.

The Company currently operates without any external debt on its balance sheet, providing a degree of financial flexibility and eliminating the need for interest servicing during this early stage of growth. This structure allows available capital to be directed toward operational expansion, product development, and ongoing corporate initiatives. While the absence of debt reduces near-term financial obligations, the Company continues to evaluate its capital structure and may consider future financing options as strategic needs evolve. Maintaining a debt-free position at this time supports stability while preserving the ability to access external capital in the future, if required.

At the end of the period, the Company held a cash balance of $2,406 thousand, which is expected to support ongoing operations and near-term growth initiatives. This reserve provides flexibility to meet working capital requirements and selectively pursue opportunities aligned with the Company’s strategic goals. While the current liquidity position appears adequate for the Company’s immediate needs, management remains mindful of funding requirements and continues to monitor available resources closely. The Company has previously been successful in raising capital and, if needed, believes it would be able to access additional funding to support future initiatives and maintain operational continuity.

Cash flow analysis for the years ended December 31, 2024 and 2023

The following table provides a summary of the cash flow statement for the years ended December 31, 2024 and 2023:

	2024 ($)	2023 ($)
Net cash flows used in operating activities	(2,205,993)	-
Net cash flows used in investing activities	(3,036,503)	-
Net cash flows from financing activities	10,023,764	204
Net cash inflow	4,424,601	204

Operating activities

Net cash flows used in operating activities was $2.2 million for the year ended December 31, 2024. This was primarily due to operational activities including loss from operations, change in fair values of digital assets, unrealized currency movements, depreciation and amortization and share-based payments.

Investing activities

Net cash flows used in investing activities was $3.0 million for the year ended December 31, 2024. This was primarily due to acquisitions of additional equipment for operations during the period.

Financing activities

Net cash flows from financing activities was $10.0 million for the year ended December 31, 2024, an increase of $10.0 million compared to the year ended December 2023. This was primarily due to formation capital, 3 capital raises in the period and a conversion of debt to equity with related parties.

Future cash requirements

The company is in a position of stable cash balance to continue its intrinsic operations and expansion of products, however, has committed to acquire via 5-year lease further compute related equipment in 2025. The Company also expects to raise further funds to acquire additional equipment and participation in joint venture requirements for further increase in business expansion.

Research and development, patents, and licenses

Our research and development, or R&D, program is focused on researching and exploring opportunities to develop proprietary data storage software and system architecture to accelerate storage and retrieval of data across distributed networks and management of complex compute resource demands to enable idle compute to serve multiple purposes. We procure all the necessary hardware and conduct research and development on service management, focusing on enhancing user interfaces, optimizing load management, and improving orchestration for seamless and efficient operations.

We have also commenced research into the software elements of computing and are in the initial stages of researching a range of programs to improve efficiency and accessibility of our products. We are currently only conducting research in Australia under the R&D Tax incentive scheme. We do not operate a separate division or forecast budget for R&D activities instead evaluating expenses occurred through the year on an arrears basis.

The R&D Tax Incentive in Australia is a government program that provides tax offsets to businesses investing in eligible research and development activities. Companies with an annual turnover below AUD$20 million receive a refundable tax offset of their corporate tax rate plus an 18.5% premium, while larger businesses receive a non-refundable offset based on their R&D intensity. To qualify, activities must involve systematic experimentation to generate new knowledge, adhering to scientific principles. Businesses must register their R&D activities with AusIndustry and then claim the offset through the Australian Taxation Office. The incentive is designed to support innovation, technology development, and business growth, but companies must ensure reporting and compliance to be eligible.

Off-Balance Sheet Arrangements

As of the reporting date, SharonAI has entered into certain contractual obligations that are not recognized on the balance sheet but may have a material effect on the Company’s financial condition, results of operations, or liquidity. These off-balance sheet arrangements primarily consist of data center colocation facility commitments and managed service agreements.

Colocation Facility Commitments

The Company has entered into colocation agreements for data center facilities under non-cancellable operating lease arrangements. These agreements are generally structured with five-year terms, with costs that fluctuate based on the quantity of deployed equipment and power usage. The Company’s future obligations under these agreements are contingent upon business expansion, changes in IT infrastructure needs, and energy consumption levels.

Although these commitments do not appear as liabilities on the balance sheet under applicable accounting standards, they represent a significant financial obligation that impacts future cash flows. If the Company’s colocation needs increase or energy prices rise, the total financial exposure under these agreements could materially increase. Conversely, the Company’s ability to reduce these commitments may be limited due to contract terms and renewal obligations.

Managed Service Agreements

The Company has multiple agreements for managed service equipment and associated services with third-party vendors. These agreements involve commitments totaling approximately $34,000 per month, with remaining contract durations ranging from 2 to 5 years. The Company’s obligations under these contracts include ongoing infrastructure support, equipment maintenance, and service-level agreements (SLAs) that are essential for business continuity.

Although these obligations do not meet the criteria for balance sheet recognition, they represent recurring financial commitments that impact operating expenses and liquidity. If the Company seeks to renegotiate, terminate, or scale these agreements, penalties or additional costs may be incurred.

Potential Effects on Liquidity and Financial Condition

The Company continuously evaluates its off-balance sheet arrangements to assess their impact on liquidity, financial position, and operational flexibility. Factors that could materially affect these commitments include:

●	Changes in power costs: Volatility in energy pricing could increase the total cost of colocation facility commitments.

●	Scalability of IT infrastructure: Higher-than-expected deployment of new equipment may lead to increased costs under colocation agreements.

●	Service provider risks: Changes in vendor pricing, contract renewals, or service disruptions could impact the cost-effectiveness of managed service agreements.

At this time, the Company does not believe that these off-balance sheet arrangements create material risks beyond those disclosed in its financial statements and risk factors. However, the Company will continue to monitor and manage these obligations in alignment with its operational and financial strategies.

SharonAI’s significant accounting policies are described in more detail in Note 2 to its financial statements included elsewhere in this registration statement.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF DSS

The following discussion and analysis provides information which DSS’s management believes is relevant to an assessment and understanding of DSS’s consolidated results of operations and financial condition. This discussion and analysis should be read together with DSS’s audited consolidated financial statements as of and for the year ended December 31, 2023 and audited consolidated financial statements as of and for the six-month period ended June 30, 2024, and the related notes included elsewhere in this registration statement. This discussion and analysis should also be read together with the unaudited pro forma combined financial information as of and for the year ended December 31, 2024 in the section titled “Unaudited Pro Forma Combined Financial Information.” This discussion and analysis may contain forward-looking statements based upon current expectations that are subject to known and unknown risks, uncertainties and assumptions. DSS’s actual results may differ significantly from those anticipated in these forward-looking statements as a result of various factors, including those set forth in the section titled “Risk Factors” or in other parts of this registration statement. Unless the context otherwise requires, references in this “Management’s Discussion and Analysis of Financial Condition and Results of Operations of DSS” to “we”, “us”, “our”, and “the Company” are intended to mean the business and operations of DSS.

Company Overview

DSS is an Australian company that operates HPC/AI and distributed storage operations. DSS operates a high-capacity distributed storage business with 51 petabytes (PB) of active storage largely on the Filecoin network, providing scalable, secure, and decentralized data storage solutions. In addition to storage operations, DSS has a small GPU bare-metal service business. DSS was established in 2021 and has been growing its storage operations and capacity whilst researching ways to improve the distributed storage environment.

Results of Operations

For the year ended December 31, 2023

The results of operations presented below should be reviewed in conjunction with the consolidated financial statements and notes included elsewhere in this registration statement. The following table sets forth our results of operations for the period shown:

Consolidated Statement of Operations

For the Year Ended December 31, 2023 (in $ unless otherwise indicated)
Revenue	1,291,446
Cost of revenue	(471,040)
Gross profit	820,406
Selling, general, and administrative expenses	(1,890,797)
Depreciation Expense	(651,957)
Loss from operations	(1,722,348)
Impairment loss on digital assets	(150,299)
Other income	1,267,470
Interest expense, net	(202,794)
Loss before income taxes	(807,971)
Income tax expense	(109,507)
Net loss	(917,478)

Revenue

Revenue was $1.3 million for the year ended December 31, 2023. This was primarily due to operating revenue from providing storage capacity to the Filecoin Network.

Cost of revenue

Cost of revenue was $0.5 million for the year ended December 31, 2023. This was primarily due to costs associated with data center colocation for the company compute equipment and fees associated with operating on the Filecoin Network.

Selling, general, and administrative expenses

Selling, general, and administrative expenses was $1.9 million for the year ended December 31, 2023. This was primarily due to managed services on compute equipment, wages, Filecoin license fees and consulting charges for financial preparation and audit in multiple forms (IFRS and GAAP).

Depreciation Expense

Depreciation expense was $0.7 million for the year ended December 31, 2023. This was primarily due to depreciation on computer storage equipment.

Impairment loss on digital assets

Impairment loss on digital assets was $0.2 million for the year ended December 31, 2023. This was primarily due to impairment of revenue invoices receivable from a third party that entered liquidation.

Other income

Other income was $1.3 million for the year ended December 31, 2023. This was primarily due to Research and Development tax incentives in the period that are paid in cash.

Interest expense, net

Interest expense, net was $0.2 million for the year ended December 31, 2023. This was primarily due to payment of interest on Capital notes in period.

Income tax expense

Income tax expense was $0.1 million for the year ended December 31, 2023. This was primarily due to income tax payable for the periods operations after tax adjustments.

Net loss

Net loss was $0.9 million for the year ended December 31, 2023. This was primarily due to significant depreciation, Filecoin license fees and increased corporate expenditure comparative to reduced revenue driven by a low Filecoin price.

For the six-month period ended June 30, 2024

The results of operations presented below should be reviewed in conjunction with the consolidated financial statements and notes included elsewhere in this registration statement. The following table sets forth our results of operations for the period shown:

Consolidated Statement of Operations

For the Six Months Ended June 30, 2024 (in $ unless otherwise indicated)
Revenue	732,631
Cost of revenue	(754,402)
Gross loss	(21,771)
Shared Based Compensation	(3,013,167)
Selling, general, and administrative expenses	(502,221)
Other expenses	(154,595)
Loss from operations	(3,691,754)
Gain on sale of intangible assets	73,425
Fair value gain on revaluation of digital assets	442,500
Other income	278,208
Interest expense, net	(128,455)
Loss before income taxes	(3,026,076)
Income tax expense	(41,169)
Net loss	(3,067,245)

Revenue

Revenue was $0.7 million for the six-month period ended June 30, 2024. This was primarily due to the provision of services to Filecoin Network distributed storage operations and GPU bare metal rental.

Cost of revenue

Cost of revenue was $0.8 million for the six-month period ended June 30, 2024. This was primarily due to data center colocation expenses, Filecoin license fees and equipment managed services.

Shared Based Compensation

Shared based compensation was $3.0 million for the six-month period ended June 30, 2024. This was primarily due to the modification of exercise price from AUD$11.60 to $0.01 and subsequent cashless exercise of outstanding option associated with the acquisition of DSS by SharonAI Inc.

Selling, general, and administrative expenses

Selling, general, and administrative expenses was $0.5 million for the six-month period ended June 30, 2024. This was primarily due to wages and accounting and audit consultation.

Other expenses

Other expenses was $0.2 million for the six-month period ended June 30, 2024. This was primarily due to depreciation and amortization during the period.

Gain on sale of intangible assets

Gain on sale of intangible assets was $73.4 thousand for the six-month period ended June 30, 2024. This was primarily due to gains made on the sale of Filecoin.

Fair value gain on revaluation of digital assets

Fair value gain on revaluation of digital assets was $0.4 million for the six-month period ended June 30, 2024. This was primarily due to revaluation of Filecoin held on balance sheet in the period.

Other income

Other income was $0.3 million for the six-month period ended June 30, 2024. This was primarily due to accrual of Research and Development tax incentive grants that are paid in cash.

Interest expense, net

Interest expense, net was $0.1 million for the six-month period ended June 30, 2024. This was primarily due to interest expenses in the period on Capital Notes outstanding.

Income tax expense

Income tax expense was $41.2 thousand for the six-month period ended June 30, 2024. This was primarily due to income tax payable after tax adjustments for the period.

Net loss

Net loss was $3.1 million for the six-month ended June 30, 2024. This was primarily due to significant share based payment expenses and increased cost of goods expenses associated with additional deployments of equipment ion the period.

Liquidity and Capital Resources

Sources of liquidity

DSS has primarily funded its operations with equity, debt and equity derivatives (SAFE notes). As of June 30, 2024, DSS had cash, restricted cash and cash equivalents of $55.8 thousand and negative working capital of $5.5 million. As of December 31, 2023, DSS had cash, restricted cash and cash equivalents of $0.4 million and negative working capital of $5.2 million. However, the majority of this deficit is associated with now related company SharonAI Inc for the conversion of SAFE securities.

In June 2024, DSS entered a facility agreement with SharonAI Pty Ltd for up to AUD$25m. The debt incurs an interest rate of 6% per annum with payments available for capitalization or payment in cash with a term of 5 years. With this agreement in place and associated structure changes regarding the acquisition by SharonAI, in its opinion, the working capital is sufficient for the company’s present requirements

Cash flow analysis

The following table provides a summary of the consolidated statement of cash flows for the year ended December 31, 2023:

For the Year Ended December 31, 2023 (in $ unless otherwise indicated)
Net cash flows used in operating activities	(683,435)
Net cash flows from investing activities	236,084
Net cash flows from financing activities	628,640
Net cash inflow	181,289

Operating activities

Net cash flows used in operating activities was $0.7 million for the year ended December 31, 2023. This was primarily due depreciation and digital asset revaluation in the period.

Investing activities

Net cash flows from investing activities was $0.2 million for the year ended December 31, 2023. This was primarily due to proceeds from the sale of digital assets.

Financing activities

Net cash flows from financing activities was $0.6 million for the year ended December 31, 2023. This was primarily due to changes in third party loan balances.

The following table provides a summary of the consolidated statement of cash flows for the six-month period ended June 30, 2024:

For the Six Months Ended June 30, 2024 (in $ unless otherwise indicated)
Net cash flows from operating activities	93,348
Net cash flows used in investing activities	(442,223)
Net cash outflow	(348,875)

Operating activities

Net cash flows from operating activities was $0.1 million for the six-month ended June 30, 2024. This was primarily due to losses for the period, share based payments and fair value gain and loss of intangible assets.

Investing activities

Net cash flows used in investing activities was $0.4 million for the six-month ended June 30, 2024. This was primarily due to additional acquisitions of plant and equipment in the period.

Future cash requirements

The Company forecasts that it will require further injection of cash via loan form related entities in order to operate as intended in the group.

Research and Development, patents, and licenses

Our research and development, or R&D, program is focused on researching and exploring opportunities to develop proprietary data storage software and system architecture to accelerate storage and retrieval of data across distributed networks and management of complex compute resource demands to enable idle compute to serve multiple purposes

The R&D Tax Incentive in Australia is a government program that provides tax offsets to businesses investing in eligible research and development activities. Companies with an annual turnover below AUD$20 million receive a refundable tax offset of their corporate tax rate plus an 18.5% premium, while larger businesses receive a non-refundable offset based on their R&D intensity. To qualify, activities must involve systematic experimentation to generate new knowledge, adhering to scientific principles. Businesses must register their R&D activities with AusIndustry and then claim the offset through the Australian Taxation Office. The incentive is designed to support innovation, technology development, and business growth, but companies must ensure reporting and compliance to be eligible.

Trend information

The Company has experienced a decline in profitability in its storage services operating on the Filecoin network, driven by multiple adverse trends affecting both revenue and costs. Filecoin network rewards have been decreasing, leading to lower earnings for storage providers. Additionally, the market price of the Filecoin (FIL) asset has declined, reducing the value of token-based rewards earned by the Company. These revenue pressures have been further compounded by rising costs associated with underlying cost of goods sold (COGS) inputs, including increased expenditures on hardware, power, and network infrastructure required to sustain storage operations.

These trends have placed downward pressure on gross margins, and if current conditions persist, the Company may face continued profitability challenges in its Filecoin-related storage services. The Company is actively evaluating operational efficiencies, pricing strategies, and alternative business models to mitigate the impact of these unfavorable trends. However, future performance will remain dependent on market dynamics, changes in Filecoin network economics, and the Company’s ability to optimize costs in response to industry conditions.

Off-Balance Sheet Arrangements

As of the reporting date, DSS has entered into certain contractual obligations that are not recognized on the balance sheet but may have a material effect on the Company’s financial condition, results of operations, or liquidity. These off-balance sheet arrangements primarily consist of data center colocation facility commitments and managed service agreements.

Colocation Facility Commitments

The Company has entered into colocation agreements for data center facilities under non-cancellable operating lease arrangements. These agreements are generally structured with five-year terms, with costs that fluctuate based on the quantity of deployed equipment and power usage. The Company’s future obligations under these agreements are contingent upon business expansion, changes in IT infrastructure needs, and energy consumption levels.

Although these commitments do not appear as liabilities on the balance sheet under applicable accounting standards, they represent a significant financial obligation that impacts future cash flows. If the Company’s colocation needs increase or energy prices rise, the total financial exposure under these agreements could materially increase. Conversely, the Company’s ability to reduce these commitments may be limited due to contract terms and renewal obligations.

Managed Service Agreements

The Company has multiple agreements for managed service equipment and associated services with third-party vendors. These agreements involve commitments totaling approximately $90,000 per month, with remaining contract durations ranging from 2 to 5 years. The Company’s obligations under these contracts include ongoing infrastructure support, equipment maintenance, and service-level agreements (SLAs) that are essential for business continuity.

Although these obligations do not meet the criteria for balance sheet recognition, they represent recurring financial commitments that impact operating expenses and liquidity. If the Company seeks to renegotiate, terminate, or scale these agreements, penalties or additional costs may be incurred.

Potential Effects on Liquidity and Financial Condition

The Company continuously evaluates its off-balance sheet arrangements to assess their impact on liquidity, financial position, and operational flexibility. Factors that could materially affect these commitments include:

●	Changes in power costs: Volatility in energy pricing could increase the total cost of colocation facility commitments.

●	Scalability of IT infrastructure: Higher-than-expected deployment of new equipment may lead to increased costs under colocation agreements.

●	Service provider risks: Changes in vendor pricing, contract renewals, or service disruptions could impact the cost-effectiveness of managed service agreements.

At this time, the Company does not believe that these off-balance sheet arrangements create material risks beyond those disclosed in its financial statements and risk factors. However, the Company will continue to monitor and manage these obligations in alignment with its operational and financial strategies.

Critical Accounting Policies and Estimates

Management’s discussion and analysis of DSS’s financial conditions and results of operations is based on its consolidated financial statements, which have been prepared in accordance with U.S. GAAP. The preparation of the consolidated financial statements requires DSS to make estimates and assumptions for the reported amounts of assets, liabilities, revenue, expenses and related disclosures. DSS’s estimates are based on its historical experience and on various other factors that it believes are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions and any such differences may be material.

While DSS’s significant accounting policies are described in more detail in Note 2 to its consolidated financial statements included elsewhere in this registration statement, it believes the following accounting policies and estimates to be most critical to the preparation of its consolidated financial statements.

We consider an accounting estimate to be critical if: (1) it involves a significant level of estimation uncertainty, and (2) impact of the estimates and assumptions on financial condition or operating performance is material.

Deferred tax assets

Deferred tax assets relating to tax losses and deductible temporary differences may be recognized where it is probable that there may be future taxable profits against which available tax losses and deductible temporary differences can be utilized in the reasonably foreseeable future given the circumstances of DSS.

Determining the recoverability of deferred tax assets involves significant judgement on the tax treatment of certain transactions and of uncertain future events and circumstances.

Management makes judgments as to the probability of future taxable profits being generated based on budgets, and current and future expected economic conditions and determines whether it is probable that DSS will be able to realize a benefit from its available tax losses and deductible temporary differences within the reasonably foreseeable future.

Please refer to Note 2(f) and Note 5 Income tax expense of DSS’s consolidated financial statements as of June 30, 2024, for further information on the accounting of DSS’s income tax.

BUSINESS OF SHARONAI

Unless the context otherwise requires, references in this “Business of SharonAI” to “we”, “us”, “our”, and “the Company” are intended to mean the business and operations of SharonAI

Overview

We are a corporation formed in Delaware on February 15, 2024, with the intent to act as a holding company to acquire various assets focused on or in the High Performance Computing (“HPC”) industry and the Artificial Intelligence (“AI”) field of technology. HPC is a computing technology that uses clusters of processors or processor cores working in parallel to solve advanced computational problems across a wide range of scientific, engineering, finance, business and other fields. We are specifically focused on infrastructure and technology associated with the development and delivery of these HPC/AI services to users and applications which require both large amounts of Graphic Processing Units (“GPU”) and Central Processing Units (“CPU”), combined with data storage. CPUs are general purpose processors while GPUs are optimized for parallel processing and were originally used for computer graphics. Data storage is used to store the large data sets common in HPC/AI and to back up information. Our two main business lines are an AI/HPC cloud platform, which is based in Australia, and the development of data center assets, which is based in the U.S., each as described further below.

In March of 2024, we formed two new wholly owned subsidiaries in Delaware, SharonAI Operations LLC, which we intend to use for U.S. based operational activities as our operations expand to the U.S., and SharonAI Hosting LLC, which we intend to use to hold assets that are acquired in the future and based in the U.S.

In April of 2024, we acquired 100% of the issued capital of Alternative Asset Management Pty Ltd ACN 645 215 194, an Australian company that we renamed SharonAI Pty Ltd (“SAIPL”) and which has a business operating distributed data storage a type of cloud storage that utilizes Web 3 technology to provide decentralized networks of independent nodes to securely store and retrieve data, ensuring redundancy, fault tolerance, and resistance to censorship while incentivizing storage providers with blockchain-based rewards. This acquisition was part of a transaction in which SAIPL also obtained certain assets from Digital Income Fund Pty Ltd ACN 643 155 328 as trustee for the Digital Income Fund ABN 12 771 427 247 (“DIF”), an Australian company which had storage servers and ancillary equipment for the operation of the distributed storage operations. In addition to these assets AAM had acquired a Tier 3 designed modular data center, although it had not fully paid for the equipment at the time of acquisition.

In June of 2024, we acquired over 96% of the issued capital of Distributed Storage Solutions Limited ACN 646 979 222 (“DSS”) via direct agreement with individual shareholders, an Australian company that operates distributed data storage and HPC/AI equipment. In the period from June 2024 to December 2024, we continued with further acquisitions of the issued capital ending 2024 with over 99% of outstanding stock in DSS. The acquisitions of SAIPL and DSS provided us with a substantial amount of storage capacity, GPUs and CPUs, a core operational team including our current chief operating officer and strategic relationships with suppliers including Lenovo and NEXTDC. Both SAIPL and DSS continue as our main operating subsidiaries in Australia.

We have acquired a fleet of GPU / CPU and storage servers and currently operate out of three third-party co-location data centers in Australia. As of December 31, 2024:

Existing Operations Online
Total GPU’s operating	432
Total CPU’s operating	195
Total Storage Capacity (PB)	Over 51

In January of 2025, we formed a 50:50 joint venture with New Era Helium, Inc., named Texas Critical Data Centers LLC (“TCDC”), to fund, develop, and construct a planned 250 Mega Watt (“MW”) sustainable data center site project behind the meter with a natural gas-fired power plant within the Permian Basin in Western Texas. See additional information about TCDC below.

We continue to conduct research and development into our systems, and we are actively testing several configurations and locations to determine the best configuration and architecture for including both GPU systems and traditional CPU based computing systems.

Our Products and Services

High Performance Computing (HPC/AI) and Cloud Services

Our HPC and AI cloud platform requires GPU, CPU and storage server hardware specific to the requirements of our customers, along with a data center environment to host that hardware under conditions suitable for its operation, including network connectivity, cooling and access to electricity at wholesale pricing. We obtain our hardware from original equipment manufacturer (“OEM”) suppliers, including servers, networking and ancillary equipment, and we install and currently operate the hardware in third-party enterprise-grade colocation data centers in Australia. We make our servers available to customers across a full suite of bare metal, virtual servers and containers, including a collection of software tools and applications. Bare metal provides direct access to hardware for the best performance while virtual servers run on top of the hardware and containers are used to package and directly deploy applications, providing customers with a range of options depending on their objectives. We manage the complex operations of this infrastructure, allowing our customers to focus on their software applications. Our cloud platform is designed to support a variety of workloads across generative AI, traditional high performance compute, machine learning, visual effects, and other use cases, by offering a range of GPU models in different configurations. We offer our cloud storage service both as part of the HPC/AI platform for customers to store their application-related data sets, as well as on a stand-alone basis for data backup and archive use cases.

Customers pay us fees for using our HPC/AI cloud platform hardware and software. The fee structure is based on the type and quantity of hardware resources allocated and whether the customer is using the platform on-demand or is reserving capacity for a time period. Each GPU and CPU is generally assigned a different hourly fee which varies over time based on demand and other factors such as variable costs. Storage is assigned a fee per amount and time unit, for example Terabyte/month or Gigabyte/hour, and based on the type of storage. Storage fees vary similar to compute fees. On-demand fees are based on actual usage by customers while fees for reserved capacity are payable for the entire reserved time period on a take-or-pay basis. Our cloud services include supporting public and private cloud compute, high-performance SSD and S3 compatible high-capacity cloud storage solutions. Currently, a large portion of our cloud storage related revenue is derived from our participation in the Filecoin blockchain, a decentralized storage network. We also offer cloud storage through our website front-end directly to customers.

Revenue is measured at the fair value of the consideration received or receivable for services, net of discounts and sales taxes. Revenue is recognized as the related services are provided to customers. We apply the five step ASC 606 model in determining the appropriate treatment of our various sources of revenue. Our principal sources of revenue and recognition of these revenues are as follows:

●	Monthly recurring revenue (MRR) from our cloud platform services is recognized as service revenue on a ratable basis over the enforceable term of each contract, which typically aligns with the stated contract duration. We fulfill our performance obligations by providing these services continuously over time. This recognition method best represents the transfer of services, as it aligns with industry standards that measure satisfaction based on the passage of time.

●	Transaction price is determined as the list price of services (net of discounts) that we deliver to our customers, taking into account the term of each individual contract, and the ability to enforce and collect the consideration.

●	Usage revenue (overage and consumption-based services) is recorded as service revenue in the month the usage is incurred/service is consumed by the customer, based on a fixed agreed upon amount per unit consumed.

●	Invoices are typically issued at the end of each month for MRR services and for usage revenue.

●	Currently, a significant portion of our data storage revenues are derived through the validation and creation of blocks on the Filecoin blockchain. A storage provider’s probability of winning block rewards is based on the amount of storage capacity committed to the network through the proof of space compared to total storage capacity committed on the network. Block rewards are delivered to the storage provider instantly following the block creation via a smart contract.

●	The block reward is valued upon receipt based on the price of Filecoin on recognized exchanges.

●	Storage revenues can also be generated in U.S. dollars by storing customer data on Storj on a price per GB per month basis or through bilateral customer contracts.

●	Storj data storage revenues represent monthly recurring revenues under a commercial node operator agreement.

We became an NVIDIA Cloud Partner (NCP) in December 2024. NCPs are part of the NVIDIA Partner Network offering hosted hardware and software in a cloud or managed services model to end-user customers leveraging NVIDIA products. Working with NVIDIA and NEXTDC Limited, one of our co-location data center providers, we have started the process of building a cluster of data center GPUs connected through InfiniBand and adhering to the NVIDIA Reference Architecture, which is expected to meet more demanding HPC/AI workloads from our customers. InfiniBand is a high throughput and low latency network communication standard for complex workload requirements. We are planning to include NVIDIA H100 or H200 GPUs, purpose-built for AI and HPC, with a library of large language models (LLMs), tools and resources available in the NVIDIA AI Enterprise (NVAIE) software and our proprietary orchestration platform. NVAIE is a cloud native software platform that streamlines development and deployment of generative AI applications. Our orchestration platform further automates the management of compute workloads and storage across our infrastructure.

As we increase our HPC/AI capacity, we expect our revenue to increase subject to customer demand for our services. Our sales and business development team is based out of Australia and the U.S. and consists of a full time head of sales based in Australia as well as a part time business development person in the U.S. We sell our capacity through our website cloud front-end, direct sales contracts and several active marketplaces for GPU capacity suppliers and customers.

Data Center Development

Our data center development business is focused on developing powered-shell data centers for leasing to enterprise customers who operate their own hardware inside the data center. Powered-shell data centers are facilities with completed exterior construction, available power and fiber connectivity, but with the interior space to be utilized by the customer. We are focused on acquiring sites that either have access to power or are suitable for the construction and operation of power generation equipment to supply electricity to the data center. Our plan is to custom develop sites for specific customers once we have acquired the land and the applicable entitlements and permits. We may also sell the electricity to other large power consumers or sell a site or development at any stage in the process.

Our first data center site development project, TCDC, is expected to be located on over 400 acres near Odessa, Texas, in the Permian Basin. TCDC purchased 235 acres on July 25, 2025, from the owner of the land, GROW Odessa, a non-profit organization dedicated to Odessa’s economic development growth, and signed a non-binding letter of intent with GROW Odessa on July 1, 2025, to acquire an additional 203 acres, obtaining a 90-day period to complete due diligence and negotiate final documents to acquire the land. The intent is for a third-party to build gas-fired power generation on-site.

Factors Affecting Profitability

The main factors affecting our profitability are (in no particular order):

●	The market pricing and demand for HPC/AI cloud platform services and data storage;

●	Changes in the cost of computer hardware required to provide our cloud platform services and data storage;

●	The cost of data center colocation services;

●	The availability/supply of GPU/CPU/storage and other associated hardware items and equipment;

●	The cost and availability of power;

●	The market pricing and demand for our data center development projects;

●	The cost of constructing the infrastructure for data center developments including power generation, data center facilities, fiber connectivity and substations, as applicable;

●	The availability/supply of the components required for the infrastructure for the data center developments including gas turbines, reciprocating engines, transformers, backup generators and fiber;

●	Blockchain reward ratios; and

●	The price of Filecoin.

While we take steps to mitigate these risks, they cannot be avoided altogether. In particular:

●	The market demand and price for HPC/AI services has not been established for a long period of time. Accordingly, there can be no reliability that future market rates for HPC/AI services will reflect the current prices being offered to us in the market.

●	Strong demand for accelerator chips and monopolistic characteristics of the market may push chip prices up over time and affect timelines for deployments.

●	Strong demand for data center capacity and low-cost power sites creates a competitive market that may increase the price of hosting our HPC/AI hardware in colocation data centers.

●	We currently have a single project as part of our data center development business that is at an early stage.

●	Blockchain reward ratios are affected by the level of participation in the network by third parties which is out of our control and the market price of cryptocurrencies can be volatile, sometimes being subject to major changes in value in short time periods.

●	Energy markets are exposed to supply and demand conditions that may result in increased power costs or supply limitations.

Research and Development

Our research and development, or R&D, program is focused on researching and exploring opportunities to develop proprietary data storage software and system architecture to accelerate storage and retrieval of data across distributed networks and management of complex compute resource demands to enable idle compute to serve multiple purposes. We procure all the necessary hardware and conduct research and development on service management, focusing on enhancing user interfaces, optimizing load management, and improving orchestration for seamless and efficient operations.

We have also commenced research into the software elements of computing and are in the initial stages of researching a range of programs to improve efficiency and accessibility of our products. We are currently only conducting research in Australia under the R&D Tax incentive scheme. We do not operate a separate division or forecast budget for R&D activities instead evaluating expenses occurred through the year on an arrears basis.

The R&D Tax Incentive in Australia is a government program that provides tax offsets to businesses investing in eligible research and development activities. Companies with an annual turnover below AUD$20 million receive a refundable tax offset of their corporate tax rate plus an 18.5% premium, while larger businesses receive a non-refundable offset based on their R&D intensity. To qualify, activities must involve systematic experimentation to generate new knowledge, adhering to scientific principles. Businesses must register their R&D activities with AusIndustry and then claim the offset through the Australian Taxation Office. The incentive is designed to support innovation, technology development, and business growth, but companies must ensure reporting and compliance to be eligible.

Intellectual Property

We rely on trademark and trade secret laws, as well as employee and third-party non-disclosure, confidentiality and other types of contractual arrangements to establish, maintain and enforce our intellectual property rights, including with respect to our proprietary rights related to our products.

As of the date of this prospectus, we have the following trademark:

Trademark	Country	Date of registration	Registration No.
SharonAI	United States of America	N/A – Trademark application pending, submitted August 26, 2024	N/A – application pending
SharonAI	Australia	April 3, 2025	2481068

We believe that the trademarks that we use in our business are important for building our brand image and brand recognition. Therefore, we will develop marketing strategies, including advertising and branding campaigns, accordingly.

Customers

Our prospective customers for the HPC/AI cloud platform include start-ups, small-to-medium size enterprises, and larger enterprises, including universities, research institutes, financial services companies, insurance companies and governmental authorities that are or desire to leverage AI and HPC. Our cloud platform allows these customers to pay for compute and storage capacity over time, with flexibility to pay based on consumption. It also allows the customers to outsource the requisition, deployment and operation of the hardware.

Our top 3 customers constituted 99% of our 2024 revenue and were in no particular order:

●	Filecoin Network – The Filecoin network is a decentralized storage system that allows users to rent out or purchase storage space on a distributed network of nodes. Built on blockchain technology, Filecoin incentivizes storage providers with FIL tokens for securely storing and retrieving data. Unlike traditional cloud storage, it ensures redundancy, security, and censorship resistance by distributing files across multiple independent nodes. Users can verify the integrity of stored data through cryptographic proofs, making Filecoin a trustless and efficient solution for decentralized storage.

●	Vast.ai – A GPU aggregator website which connects users needing high-performance computing power with providers offering GPU resources. These platforms aggregate GPUs from various sources, including data centers and individual owners, and offer them on-demand for AI training, rendering, and other compute-intensive tasks. Users can browse available GPUs, compare pricing and performance, and rent them for specific durations. The platform manages resource allocation, load balancing, and payments and we do not have any direct contact with the underlying customer of the aggregator.

●	Runpod.io – A GPU aggregator website which connects users needing high-performance computing power with providers offering GPU resources. These platforms aggregate GPUs from various sources, including data centers and individual owners, and offer them on-demand for AI training, rendering, and other compute-intensive tasks. Users can browse available GPUs, compare pricing and performance, and rent them for specific durations. The platform manages resource allocation, load balancing, and payments and we do not have any direct contact with the underlying customer of the aggregator.

We rely on a limited number of existing GPU aggregator customers which poses significant risks, particularly in terms of revenue stability and business scalability. A concentrated customer base means the loss of even a few key clients could severely impact cash flow and profitability. Additionally, aggregator platforms operate in a competitive and evolving market, where customers may switch providers based on pricing, performance, or service reliability. This dependency also limits negotiation power, making it harder to adjust pricing or service terms. To mitigate this risk, diversifying the customer base and expanding into new markets or industries is crucial for long-term sustainability.

Suppliers

We engage a range of suppliers for access to hardware and software required to provide our digital services. This includes the manufacturers of the compute and storage equipment and data center colocation providers. We have obtained our compute and storage equipment primarily from Lenovo. We have agreements for the provision of colocation services with Equinix in Sydney, and NEXTDC in Melbourne, who host our cloud platform equipment. As an NVIDIA Cloud Partner (NCP) we have a strategic partnership engagement with NVIDIA across multiple products, engineering and sales.

For our data center development business project, TCDC, we are currently engaging with our joint venture partner, New Era Helium Inc., to provide the site with natural gas. We are working with a group of potential suppliers and contractors around the power generation, data center facility, fiber connectivity and permitting/entitlements.

Our top 3 operational suppliers in no particular order were:

●	NextDC Limited – NextDC provide data center colocation services to the Company

●	ASE Pty Ltd and – ASE is an intermediary that provides Equinix data centre colocation services as well as network and internet services to the Company.

●	Lenovo Global Technology (Australia and New Zealand) Pty Limited – Lenovo provide hardware managed services to the Company.

Industry Overview

Cloud computing is at its core the delivery of compute and storage servers and software applications over the internet. It has gained popularity in part due to the flexibility around paying only for what customers need and outsourcing the acquisition and management of the infrastructure. Traditional cloud computing is based on CPUs but more recently, cloud GPU computing, or GPU-as-a-Service, has increased, propelled by demand for high-performance computing across a range of data-intensive and computationally complex applications. Enterprises and researchers increasingly rely on advanced GPUs to power AI, machine learning, data analytics, computer vision, scientific simulations, and other tasks that require large-scale parallel processing. This has led to growth in both the demand and supply of on-demand GPU resources. This combination of increasing workloads that demand parallel processing and evolving consumption models that make GPUs more accessible has caused industry growth, creating specialized GPU-as-a-Service and GPU cloud platforms including the competitors listed below. The AI industry also faces challenges, with concerns including bias and misuse as well as around the environmental impact of the growing data center industry.

Cloud storage is an integral part of cloud computing which increasingly deals with large data sets. One of the first modern cloud services offered was Amazon Web Services’ Simple Storage Service (S3). There are different use cases for storage, including high-performance storage optimized for rapid data access and backup storage for data that is accessed less frequently. Filecoin, which is a subset of our cloud storage services, is a decentralized storage network that leverages blockchain technology to provide secure, scalable, and cost-effective backup storage solutions. Unlike traditional cloud storage providers, Filecoin operates on a distributed network of independent storage nodes, allowing users to store and retrieve data in a trustless and censorship-resistant manner. Storage providers are incentivized with FIL tokens to offer excess storage capacity, ensuring a competitive and efficient marketplace. The network employs cryptographic proofs, such as Proof-of-Replication (PoRep) and Proof-of-Spacetime (PoSt), to verify data integrity and availability without relying on a centralized authority. By utilizing a peer-to-peer model, Filecoin enhances data redundancy, security, and fault tolerance, making it a robust solution for long-term data backup and archival storage.

Data centers are used to host the compute and storage servers, providing security, electricity, cooling and network connectivity. According to a research report by CBRE, the rise of AI compute is driving demand for power-intensive infrastructure, including a premium on energy-efficiency capabilities such as liquid cooling over air cooling. In addition, tertiary and rural markets have seen increased deal activity for powered land. The recently announced Project Stargate highlights the strategic importance of data center infrastructure and President Trump announced plans by the government and private industry to invest up to $500 billion over the next four years in the U.S. as part of the project. The demand for data center infrastructure has also created challenges around the supply chain and the procurement of critical components, including on the power generation side.

Competition

The HPC/AI cloud industry is dynamic and global. Many of the industry participants are larger operators of facilities, with access to both large energy infrastructure and supply of the appropriate compute and storage equipment required to operate cloud platforms at scale. Some of the larger operators of cloud platforms are also developers or owners of data centers besides specialized data center operators.

We will compete with them directly for the acquisition of new compute and storage equipment, access to energy infrastructure and raising capital. Digital infrastructure providers, including us, also compete with more traditional industries, for example, when obtaining the lowest cost of electricity, or access to sites with reliable sources of power. Many digital infrastructure operators are not publicly operated, and therefore data is not readily available.

Publicly reporting companies operating cloud platforms and/or data centers used by cloud platforms include:

●	Bit Digital, Inc.

●	Hive Digital Technologies Ltd.

●	IREN Limited

●	Applied Digital Corporation

●	Core Scientific Inc

●	Hut 8 Corp.

●	BitDeer Technologies Group

●	DigitalOcean Holdings, Inc.

●	Nebius Group N.V.

●	Amazon.com Inc.

●	Alphabet Inc.

●	Microsoft Corp.

●	Coreweave, Inc.

Strategy

Our strategy is to build an HPC/AI infrastructure business that operates cloud services and develops data center infrastructure. Our strategic focus includes:

Cloud Services for HPC/AI

●	Operate our cloud services in co-location data centers serving small and medium sized businesses, research, enterprises and other customers.

●	Offer a range of deployment models, including on-demand and reserved, as well as providing bare-metal, virtual machine and containers, to meet diverse workload requirements.

●	Provide high-speed networking, low-latency performance, and integration with AI and HPC workflows.

●	While our services can be accessed from other countries, we are focused on Australia because of the more limited availability, compared to the U.S., of cloud infrastructure supporting complex AI compute requirements in Australia at this time.

●	We are designing our services for demanding AI requirements, including dedicated resources for non-contending performance.

Storage for Secure and Scalable Data Solutions

●	Provide a storage service to support AI datasets, research archives, and enterprise cloud needs.

●	We offer both high-performance storage solutions as well as high-capacity backup storage.

Development and Partnerships

●	Collaborate with hardware manufacturers and develop software to optimize GPU utilization and overall computing performance.

●	Develop land and powered-shell data centers for enterprise customers. Our first project, TCDC, intends to combine a data center with on-site power generation and includes a partner who can supply natural gas, providing an innovative alternative to grid power. We may alternatively sell land with access to power sell part or all of the project.

Government Regulations and Environment

Our business is subject to regulation by various federal, state, local, and foreign governmental agencies, including agencies responsible for monitoring and enforcing employment and labor laws, workplace safety and environmental laws, including those related to energy usage and energy efficiency requirements, privacy and data protection laws, AI, financial services laws, anti-bribery laws, sanctions, national security, import and export controls, anti-boycott, federal securities laws, and tax laws and regulations.

For example, governmental authorities have in the past sought to restrict data center development based on environmental considerations and have imposed moratoria on data center development, citing concerns about energy usage, requiring new data centers to meet energy efficiency requirements. We may face higher costs from any laws requiring enhanced energy efficiency measures, changes to cooling systems, caps on energy usage, land use restrictions, limitations on back-up power sources, or other environmental requirements.

In certain foreign jurisdictions, these regulatory requirements may be more stringent than those in the United States. These laws and regulations are subject to change over time and thus we must continue to monitor and dedicate resources to ensure continued compliance. In particular, the global AI regulatory environment continues to evolve as regulators and lawmakers have started proposing and adopting, or are currently considering, regulations and guidance specifically on the use of AI. Non-compliance with applicable regulations or requirements could subject us to investigations, sanctions, mandatory product recalls, enforcement actions, disgorgement of profits, fines, damages, civil and criminal penalties, or injunctions and jail time for responsible employees and managers. If any governmental sanctions are imposed, or if we do not prevail in any possible civil or criminal litigation, our business, operating results, financial condition, and future prospects could be materially adversely affected. In addition, responding to any action will likely result in a significant diversion of management’s attention and resources and an increase in professional fees. Enforcement actions and sanctions could harm our business, operating results, financial condition, and future prospects.

Our sustainability initiatives, goals, or commitments could be difficult to achieve or costly to implement. Moreover, compliance with recently adopted and potential upcoming ESG requirements, including California legislation that requires various climate-related disclosures, the European Union’s Corporate Sustainability Reporting Directive and Corporate Sustainability Due Diligence Directive, and the United Kingdom’s Streamlined Energy and Carbon Reporting framework will require the dedication of significant time and resources. In addition, we may also be required to comply with the SEC’s comprehensive climate change disclosure rules, which have been stayed pending judicial review. Additionally, if our competitors’ corporate social responsibility performance is perceived to be better than ours, potential, or current investors may elect to invest with our competitors instead. Our business may face increased scrutiny related to these activities and our related disclosures, including from the investment community, and our failure to achieve progress or manage the dynamic public sentiment and legal landscape in these areas on a timely basis, or at all, could adversely affect our reputation, business, and financial performance.

Human Capital

Our employees are critical to our success. As of October 31, 2025, we had 14 employees, board members, advisors and contractors based in Australia and the United States. We further rely on the extensive expertise of our external advisers, including legal, audit, financial and compliance consultants, who may be engaged on an hourly basis, or on a project basis.

The table below breaks down our full-time personnel by function as of October 31, 2025:

Function	Number of Employees	% of Total
Executive	4	50%
General Operations	4	50%
Total	8	100%

Legal Proceedings

From time to time, we may be party to or otherwise involved in legal proceedings arising in the ordinary course of business. We recognize provisions for legal proceedings in our financial statements, in accordance with accounting rules, when we are advised by independent outside counsel that (i) it is probable that an outflow of resources will be required to settle the obligation, and (ii) a reliable estimate can be made of the amount of the obligation. The assessment of the likelihood of loss includes analysis by outside counsel of available evidence, the hierarchy of laws, available case law, recent court rulings and their relevance in the legal system. Our provisions for probable losses arising from these matters are estimated and periodically adjusted by management. In making these adjustments our management relies on the opinions of our external legal advisors. Management does not believe that there is any pending or threatened proceeding against us, which, if determined adversely, would have a material adverse effect on our business, results of operations or financial condition.

Facilities and Properties

We lease a shared workspace at 745 Fifth Avenue, Suite 500 New York, NY 10151. The office serves as the location for our CEO and our principal place of business. The facility is contracted on a short-term rolling commitment with ad hoc charges for the use of working areas.

We lease a shared workspace at L5 24 Campbell Street, Haymarket NSW Australia. The offices are contracted on a short-term rolling commitment and serves as the office for our Australian staff members. We currently have a designated area of approximately 16m2 with 4 desks and associated equipment, the Company currently pays AUD$4,004 per month for these services with the price re-evaluated in line with the rolling commitment every 6 months.

Our operating computer hardware and servers, including GPU’s and CPU’s, are currently co-located in three locations in Australia (two data centers located in Sydney, New South Wales, in Equinix Inc’s SY3 and SY5 facility and the third is located in Melbourne, Victoria in NextDC Limited’s M3 facility). The space and cost at the colocation facilities are based on the physical rack space required at any point in time and the power usage capacity required for our infrastructure.

Corporate Information

We were incorporated in the state of Delaware on February 15, 2024 under the name SharonAI, and now includes the businesses of DSS, which is 99% owned and AAM which is 100% owned, which date back to 2021. On [●], 2025, we completed our business combination with Roth CH Acquisition Co, in accordance with the terms of the Business Combination Agreement dated January 28, 2025, as amended, by and among us, Roth CH Acquisition Co., and Roth CH Holdings, Inc., Roth CH Merger Sub, Inc. pursuant to which Roth CH Acquisition Co. merged with and into The Company with the Company as the surviving corporation (the Domestication Merger”) and Merger Sub has merged with and into SharonAI with the SharonAI as the surviving corporation (the Acquisition Merger” and collectively with the Domestication Merger the “Business Combination”).

Our principal executive offices are located at 745 Fifth Avenue, Suite 500 New York, NY 10151. Our contact email is info@sharonai.com, and our website is www.sharonai.com. The information contained on our website is not included in, nor incorporated by reference into, this prospectus. You should not rely on any such information in making your decision whether to purchase our securities.

Distributed Storage Solutions Limited (DSS) Transaction

On or around June 3, 2024, we sent offer letters to certain shareholders of DSS offering to purchase their ordinary shares of DSS in exchange for shares of SharonAI common stock, at a ratio of 0.16 shares of SharonAI common stock for each ordinary share of DSS (the “Offer”). In connection with the Offer, our board of directors authorized and approved the purchase of up to 2,423,375 ordinary shares of DSS and the issuance of up to 500,000 shares of SharonAI common stock in connection with this Offer. Our board of directors also authorized and approved the issuance of up to an additional 110,174 shares of SharonAI common stock to holders of Simple Agreements for Future Equity with DSS (“SAFE”s) upon the conversion and termination of such SAFEs into shares of SharonAI common stock at a ratio of one (1) share of SharonAI common stock per $50 of Purchase Amount of the SAFE, and also the issuance of warrants to purchase of up to an additional 8,195 shares of SharonAI common stock to holders of Warrant Deeds to purchase DSS shares at a ratio of one (1) share of SharonAI common stock per zero point one six one (0.161) DSS share. As of December 31, 2024, we have purchased ordinary shares of DSS representing 99% of the issued capital of DSS. DSS has one (1) shareholder who did not accept the offer and owns approximately 1% of DSS.

DSS is an Australian company that operates HPC/AI and distributed storage operations. DSS operates a high-capacity distributed storage business with 51 petabytes (PB) of active storage largely on the Filecoin network, providing scalable, secure, and decentralized data storage solutions. In addition to storage operations, DSS had a small GPU bare-metal service business. DSS was established in 2021 and has been growing its storage operations and capacity whilst researching ways to improve the distributed storage environment.

Alternative Asset Management Pty Ltd/SharonAI Pty Ltd (SAIPL) and Digital Income Fund Pty Ltd (DIF) Transaction

On or around April of 2024, we acquired all of the outstanding shares of SAIPL from the owners thereof in consideration for issuing an aggregate of 210,000 shares of SharonAI common stock. In connection with the acquisition of SAIPL, we and SAIPL entered into a Business Sale Agreement pursuant to which SAIPL acquired certain assets of DIF, and we issued DIF 55,000 shares of SharonAI common stock in consideration for such assets.

SAIPL is an Australian company that held a Tier 3 designed Modular Data Centre equipment and Filecoin network distributed storage business utilizing the acquired equipment from DIF. Formed in 202, the business was non-operational until 2024 when it acquired the aforementioned assets.

2024 Private Offerings

In 2024, SharonAI conducted 3 private offerings of its common stock in order to raise capital. In June, 2024, Sharon sold 74,906 shares of our common stock in an offering that raised $2,921,334. In August, 2024 SharonAI sold 69,192 shares of its common stock in an offering that raised $2,584,387. In the period between October and December, 2024, SharonAI sold 82,696 shares of its common stock in an offering that raised $5,116,998. The Company engaged DigitalAI Holding Pty Ltd (DigitalAI) in Australia to facilitate the raises. DigitalAI is an authorized representative of an Australian Financial Services License holder, and was paid $568,223 across the 3 raises.

MANAGEMENT OF THE COMPANY

Following the consummation of the Business Combination, the business and affairs of the Company will be managed by or under the direction of the board of directors of the Company. The following persons are serving as executive officers and directors of the Company following the consummation of the Business Combination.

Name	Age	Position
Wolfgang Schubert	55	Chief Executive Officer, President, Director
Tim Broadfoot	34	Chief Financial Officer, Treasurer, Corporate Secretary
Andrew Leece	40	Chief Operating Officer
Daniel Mons	45	Chief Technology Officer
James Manning	40	Non-Executive Chairman, Director
Alastair Cairns	52	Director
Brent Lanier	47	Director
Peter Woodward	52	Director

Executive Officers

Wolfgang Schubert

Wolf Schubert has served as the Chief Executive Officer and a Director of the Company since consummation of the Business Combination and of SharonAI since June of 2024, shortly after its inception. He has over 28 years’ experience across capital markets, risk, asset management and technology with both public and private companies. Before joining Sharon AI, he served as a vice president at BlockFi, a digital asset lender, from 2021 until 2022 where he ran part of BlockFi’s institutional business. Before that, he served as a director of operations and portfolio finance at Vista Equity Partners, a private equity firm that invests in software, data, and technology-enabled businesses, from 2019 to 2021, and at Strategic Value Partners, an investment firm focused on non-performing credit and private equity, from 2008 to 2015, ultimately serving as Chief Risk Officer. Mr. Schubert began his career at Oliver Wyman before spending several years as an investment banker at Goldman Sachs, JP Morgan and Merrill Lynch. Mr. Schubert was born and raised in Germany and has Bachelors degrees in Mechanical Engineering and in Aerospace Engineering from the University of Michigan, Ann Arbor, and a Masters degree from Princeton University in Mechanical and Aerospace Engineering.

Tim Broadfoot

Tim Broadfoot has served as the Chief Financial Officer of the Company since consummation of the Business Combination and of SharonAI since July 1 2024. After its acquisition by SharonAI, Mr. Broadfoot has also continued to serve as the Chief Financial Officer of Distributed Storage Solutions Limited ACN 646 979 222, an Australian company that operates HPC/AI and distributed storage operations, a position he started May 1 2024, before its acquisition by SharonAI. He has over a decade of experience across corporate finance, accounting, business, asset management and operations in both public and private companies. Mr. Broadfoot currently serves as a Responsible Manager for Defender Asset Management Pty Ltd, a diversified asset manager, from 2022. Mr. Broadfoot also previously served as Chief Corporate Officer for Mawson Infrastructure Group Inc. (NASDAQ:MIGI), a digital infrastructure platform developer and operator, from 2020 until 2024, where he was responsible for building and managing over 120MW of data center infrastructure across the USA and Australia. Mr. Broadfoot has a Bachelors of Commerce (Finance) from the University of Western Australia.

Andrew Leece

Andrew Leece has served as Chief Operating Officer of the Company since consummation of the Business Combination and of SharonAI since February 15, 2024. After its acquisition by SharonAI, Mr. Leece has also continued to serve as the Chief Executive Officer of Distributed Storage Solutions Limited ACN 646 979 222, an Australian company that operates HPC/AI and distributed storage operations, a position he started in 2021, before its acquisition by SharonAI. He also served as Chief Executive Officer at AirOne Media, Inc., a digital aircraft sales and finance platform, from 2017 until 2021. He began his career with Macquarie Bank (ASX:MQG), with a tenure spanning 2007 to 2015, where he gained significant experience in Corporate and Asset Finance. He then embarked on various entrepreneurial endeavors including technologies developed for the Aviation industry. Andrew has been a director of ISI Australia, a leading provider of mainframe computing managed services since 2018.

Daniel Mons

Daniel Mons has served as the Chief Technology Officer of the Company since consummation of the Business Combination SharonAI since May 17, 2025. He has over 20 years experience in high performance computing encompassing infrastructure design, systems architecture, information security and cluster administration. Prior to joining SharonAI, he worked at Queensland State Government’s Department of Environment, Science, Energy and Innovation’s “ASDI,” Cutting Edge, Eyecon and Sunsuper building and managing HPC environments. He is proficient across Linux and open source technologies, security, encryption, networking and virtualization, and has a Bachelor of Science (Computer Science) from the University of Queensland.

Directors

Wolfgang Schubert -see biography above under ”Executive Officers”

James Manning

James Manning has been a Director and the Chairman of the Company since consummation of the Business Combination and of SharonAI since February 15, 2024. After its acquisition by SharonAI, Mr. Manning has also continued to serve as the Chairman of Distributed Storage Solutions Limited ACN 646 979 222, until September 2024, an Australian company that operates HPC/AI and distributed storage operations, a position he started January 2021, before its acquisition by SharonAI. Mr. Manning has over 20 years experience across corporate finance, accounting, business, asset management and operations in both public and private companies. He has spent the last 5 years focused on digital asset infrastructure, with a keen focus on the energy requirements for data center development. Mr. Manning currently serves as Managing Director at Vertua Limited, a listed investment company, a position he has held since June 2014. He was the founder and CEO of Mawson Infrastructure Group Inc. (NASDAQ:MIGI), a digital infrastructure platform developer and operator, until May of 2023. He is also the Chairman of Defender Asset Management Pty Ltd, a diversified asset manager, a position he has held since September 2015.

Mr. Manning has a Master of Business (Finance) and a Masters in Property Development from the University of Technology Sydney, as well a Bachelor of Accounting from Australian Catholic University. He is a Fellow of the Institute of Company Directors (FAICD), and a member of Institute of Public Accountants (IPA).

Alastair Cairns

Alastair Cairns has been a Director of the Company since consummation of the Business Combination and of SharonAI since September of 2024. Mr. Cairns currently serves as the Head of Asset Management, North America, at Linedata, a European listed financial software company, a position he has held since July 2024. Previously, he was head of insights and marketplace at Addepar, a provider of reporting and analytics software to wealth managers, from 2017 until 2022. Prior to Addepar, he held executive positions at Credit Suisse from 2007 until 2016 in strategy, product and sales, in asset management and private banking. Alastair began his career at McKinsey & Company, where he rose to partner in the financial services practice. He holds degrees in Physics and Economics from Queen’s University in Canada and a Masters in Economics from the University of Chicago.

Brent Lanier

Brent Lanier has been a Director of the Company since consummation of the Business Combination and of SharonAI since October of 2024. Most recently, he was the Global Chief Information Officer at Vista Equity Partners, a technology-focused global private equity firm, with $100BN in funds under management and over 600+ private equity transactions, from 2017 until 2024. Prior to Vista Equity Partners, he held positions at Boston Consulting Group, Bain Capital and Cambridge Associates. Mr. Lanier began his career at Andersen Consulting and holds an undergraduate degree in Computer Science from Georgia Tech and a graduate degree in Technology Management from Harvard University.

Peter Woodward

Peter Woodward has been a Director of the Company since consummation of the Business Combination Mr. Woodward is the founder of MHW Capital Management, LLC, a position he has held since September 2005. From 1996 to 2005, Mr. Woodward was the Managing Director for Regan Fund Management, LLC. He served as the President and Chief Executive Officer and Director of Cartesian, Inc. from June 2015 to July 2018, and currently serves as Chairman of the Board and Chairman of the Audit Committee for TSS, Inc., as Chairman of the Board and Chairman of the Audit Committee for Precision Optics Corporation, and as the CEO of Innovative Power, LLC. Prior to founding MHW Capital Management, Mr. Woodward served as an economist for the Council of Economic Advisors at the White House. Mr. Woodward holds a BA in economics from Colgate University and a Masters of International Affairs with a concentration in international economics and finance from Columbia University. He is also a Chartered Financial Analyst.

Board Composition

The Company’s business and affairs will be managed under the direction of the Company’s board of directors (the “Board”). Following the Business Combination, there will be five members on the Board in Class I, Class II and Class III directors consisting of James Manning, Peter Woodward, Alastair Cairns, Wolfgang Schubert and Brent Lanier, with James Manning to serve as a Class III director until the 2028 annual meeting and until his successor has been duly elected and qualified or until his earlier resignation, removal or death, with each of Peter Woodward and Alastair Cairns to serve as a Class II director until the 2027 annual meeting and until his respective successor has been duly elected and qualified or until his earlier resignation, removal or death, and with each of Wolfgang Schubert and Brent Lanier to serve as a Class I director until the 2026 annual meeting and until his respective successor has been duly elected and qualified or until his earlier resignation, removal or death.

Role of the Board in Risk Oversight

Our Board will have extensive involvement in the oversight of risk management related to the Company and its business and will accomplish this oversight through the regular reporting to the Board by the audit committee. The audit committee will represent the Board by periodically reviewing its accounting, reporting and financial practices, including the integrity of its financial statements, the surveillance of administrative and financial controls and its compliance with legal and regulatory requirements. Through its regular meetings with management, including the finance, legal, internal audit and information technology functions, the audit committee will review and discuss all significant areas of our business and summarize for our Board all areas of risk and the appropriate mitigating factors. In addition, our Board will receive periodic detailed operating performance reviews from management.

Director Independence

The Company’s securities are not listed on a national securities exchange or in an inter-dealer quotation system which has requirements that directors be independent. However, the Company has adopted the independence standards of the NASDAQ Capital Market to determine the independence of our directors and those directors serving on any committee. These standards provide that a person will be considered an independent director if he or she is not an officer of the company and is, in the view of the company’s board of directors, free of any relationship that would interfere with the exercise of independent judgment.

Following consummation of the Business Combination, Alastair Cairns, Brent Lanier and Peter Woodward will be our independent directors, as defined under the rules promulgated by the NASDAQ. Our independent directors will have regularly scheduled meetings at which only independent directors are present. Any affiliated transactions will be on terms that our Board of Directors will believe are no less favorable to us than could be obtained from independent parties. None of the independent directors has any relationship with us besides serving on our Board of Directors.

The Company has determined that each of the directors is qualified to serve as one of our directors based on a review of the experience, qualifications, attributes and skills of each director. In reaching this determination, we have considered a variety of criteria, including, among other things: character and integrity; ability to review critically, evaluate, question and discuss information provided, to exercise effective business judgment and to interact effectively with the other directors; and willingness and ability to commit the time necessary to perform the duties of a director.

Board Committees

After the completion of the Business Combination, the standing committees of the our Board will consist of an audit committee, a compensation committee and a nominating and corporate governance committee. Our Board may from time to time establish other committees.

Our chief executive officer and other executive officers will regularly report to the non-executive directors and the audit, the compensation and the nominating and corporate governance committees to ensure effective and efficient oversight of our activities and to assist in proper risk management and the ongoing evaluation of management controls. We believe that the leadership structure of our Board will provide appropriate risk oversight of our activities.

Audit Committee

Upon consummation of the Business Combination, we will have established an audit committee of the Board of Directors consisting of Peter Woodward, Alastair Cairns and Brent Lanier, who are independent directors under Nasdaq’s listing standards.

Peter Woodward will be the chairperson of the audit committee. The audit committee’s duties, which are specified in our Audit Committee Charter, include, but are not limited to:

●	assisting board oversight of (1) the integrity of our financial statements, (2) our compliance with legal and regulatory requirements, (3) our independent registered public accounting firm’s qualifications and independence, and (4) the performance of our internal audit function and independent registered public accounting firm; the appointment, compensation, retention, replacement and oversight of the work of the independent auditors and any other independent registered public accounting firm engaged by us;

●	pre-approving all audit and non-audit services to be provided by the independent auditors or any other registered public accounting firm engaged by us, and establishing pre-approval policies and procedures; reviewing and discussing with the independent registered public accounting firm all relationships the auditors have with us in order to evaluate their continued independence;

●	setting clear policies for audit partner rotation in compliance with applicable laws and regulations; obtaining and reviewing a report, at least annually, from the independent registered public accounting firm describing (1) the independent registered public accounting firm’s internal quality-control procedures and (2) any material issues raised by the most recent internal quality-control review, or peer review, of the audit firm, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years respecting one or more independent audits carried out by the firm and any steps taken to deal with such issues;

●	meeting to review and discuss our annual audited financial statements and quarterly financial statements with management and the independent auditor, including reviewing our specific disclosures under “Management’s Discussion and Analysis of Financial Condition and Results of Operations”; reviewing and approving any related party transaction required to be disclosed pursuant to Item 404 of Regulation S-K promulgated by the SEC prior to us entering into such transaction; and

●	reviewing with management, the independent and our legal advisors, as appropriate, any legal, regulatory or compliance matters, including any correspondence with regulators or government agencies and any employee complaints or published reports that raise material issues regarding our financial statements or accounting policies and any significant changes in accounting standards or rules promulgated by the Financial Accounting Standards Board, the SEC or other regulatory authorities.

Financial Experts on Audit Committee

Pursuant to Nasdaq rules, the audit committee will at all times be composed exclusively of independent directors who are able to read and understand fundamental financial statements, including a company’s balance sheet, income statement and cash flow statement.

In addition, we have at least one member who has past employment experience in finance or accounting, requisite professional certification in accounting, or other comparable experience or background results in the individual’s financial sophistication. The Board of Directors of the Company believes that Peter Woodward qualifies as an “audit committee financial expert,” as defined under the rules and regulations of Nasdaq and the SEC.

Corporate Governance and Nominating Committee

Upon consummation of the Business Combination, we will have established a corporate governance and nominating committee of the Board of Directors, consisting of Peter Woodward, Alastair Cairns and Brent Lanier. Alastair Cairns will be the chairperson of the corporate governance and nominating committee. The corporate governance and nominating committee is responsible for overseeing the selection of persons to be nominated to serve on the Company’s Board of Directors. The corporate governance and nominating committee considers persons identified by its members, management, stockholders, investment bankers and others.

Guidelines for Selecting Director Nominees

The guidelines for selecting nominees, which are specified in the Corporate Governance and Nominating Committee Charter, generally provide that persons to be nominated:

●	should have demonstrated notable or significant achievements in business, education or public service;

●	should possess the requisite intelligence, education and experience to make a significant contribution to the Board of Directors and bring a range of skills, diverse perspectives and backgrounds to its deliberations; and

●	should have the highest ethical standards, a strong sense of professionalism and intense dedication to serving the interests of the stockholders.

The corporate governance and nominating committee will consider a number of qualifications relating to management and leadership experience, background and integrity and professionalism in evaluating a person’s candidacy for membership on the Board of Directors. The corporate governance and nominating committee may require certain skills or attributes, such as financial or accounting experience, to meet specific board needs that arise from time to time and will also consider the overall experience and makeup of its members to obtain a broad and diverse mix of board members. The corporate governance and nominating committee does not distinguish among nominees recommended by stockholders and other persons.

Compensation Committee

Upon consummation of the Business Combination, we will have established a compensation committee of its Board of Directors, consisting of Peter Woodward, Alastair Cairns and Brent Lanier. Brent Lanier is the chairperson of the compensation committee. The compensation committee’s duties, which are specified in our Compensation Committee Charter, include, but are not limited to:

●	reviewing and approving on an annual basis the corporate goals and objectives relevant to our Chief Executive Officer’s compensation evaluating our Chief Executive Officer’s performance in light of such goals and objectives and determining and approving the remuneration (if any) of our Chief Executive Officer based on such evaluation;

●	reviewing and making recommendations to our board of directors with respect to compensation and any incentive compensation and equity-based plans that are subject to board approval of all of our other officers;

●	reviewing our executive compensation policies and plans;

●	implementing and administering our incentive compensation equity-based remuneration plans;

●	assisting management in complying with our proxy statement and annual report disclosure requirements;

●	all special perquisites, special cash payments and other special compensation and benefit arrangements for our officers and employees;

●	producing a report on executive compensation to be included in our annual proxy statement; and

●	reviewing, evaluating and recommending changes, if appropriate, to the remuneration for directors.

The charter also provides that the compensation committee may, in its sole discretion, retain or obtain the advice of a compensation consultant, independent legal counsel or other adviser and will be directly responsible for the appointment, compensation and oversight of the work of any such adviser. However, before engaging or receiving advice from a compensation consultant, external legal counsel or any other adviser, the compensation committee will consider the independence of each such adviser, including the factors required by Nasdaq and the SEC.

Compensation Committee Interlocks and Insider Participation

None of the Company’s officers will serve, at the time of the Business Combination, or in the year prior to the time of the Business Combination, as a member of the compensation committee of any entity that has one or more officers serving on our Board of Directors.

Code of Business Conduct

Concurrent with the closing of the Business Combination, the Company will adopt a code of business conduct that applies to all of its directors, officers and employees, including its principal executive officer, principal financial officer and principal accounting officer, which will be available on our website upon the completion of the Business Combination. Our code of business conduct is a “code of ethics,” as defined in Item 406(b) of Regulation S-K. Please note that our Internet website address is provided as an inactive textual reference only. We will make any legally required disclosures regarding amendments to, or waivers of, provisions of its code of ethics on its Internet website.

Director and Officer Indemnification Agreements

Upon the consummation of the Business Combination, the Company intends to enter into agreements with each of its executive officers and Directors, whereby we will agree to indemnify each of them to the fullest extent permitted by law, for all amounts (including, without limitation, judgments, fines, settlement payments, expenses and reasonable out of pocket attorneys’ fees) incurred or paid by any of them in connection with any action, suit, investigation or proceeding, or threatened action, suit, investigation or proceeding, arising out of or relating to their performance of services for us or any of our subsidiaries. Any fees or other necessary expenses incurred by any of them in defending any such action, suit, investigation or proceeding shall be paid by us in advance, subject to our right to seek repayment from them directors shall serve until the next 2025 annual meeting of stockholders.

EXECUTIVE COMPENSATION

The following table provides certain information regarding compensation awarded to, earned by or paid to persons serving as the SharonAI’s (the accounting acquiror in the Business Combination) named executive officers during the year ended December 31, 2024.

Summary Compensation Table

Introduction

As an emerging growth company, SharonAI has opted to comply with the executive compensation disclosure rules applicable to “smaller reporting companies,” as such term is defined in the rules promulgated under the Securities Act. The discussion below sets forth the material components of the executive compensation program for SharonAI’s executive officers who were Reservoir’s “named executive officers” and are “named executive officers” of the Company following the consummation of the Business Combination.

Summary Compensation Table

The following table sets forth compensation that SharonAI’s named executive officers (“NEOs”) earned during the year ended December 31, 2024.

Name and Principal Position	Year	Salary(3)(4)(5)	Bonus	Stock Awards(1)	Non-Equity Incentive Plan Compensation	Nonqualified deferred compensation earnings	All Other Compensation		Total
		($)	($)	($)	($)	($)	($)		($)
Wolf Schubert Chief Executive Officer	2024	129,133	-	313,053	-	-	7,503	(7)	449,689
Tim Broadfoot Chief Financial Officer	2024	105,000	-	419,250	-	-	48,969	(2)(6)	573,219
Andrew Leece Chief Operation Officer	2024	170,100	-	419,250	-	-	33,127	(2)(8)	622,477
Nicholas Hughes-Jones SVP Business Development(9)	2024	94,500	-	419,250	-	-	53,914	(2)(6)(8)	567,664

(1)	Stock awards are granted and represented at fair value based on the grant date but have not satisfied vesting conditions at the date of this report. Each RSU has a key business performance target that must be met and subsequent to achievement of this metric, vests after 12 months.
(2)	Includes Superannuation, a compulsory Australian defined benefit retirement scheme for employees
(3)	AUD amounts are displayed in USD at an exchange rate of USD 0.63: AUD 1
(4)	Salaries of executives that were employed by DSS prior to the acquisition of DSS are included in this FY24 table.
(5)	Please see the section entitled “Executive Employment Agreements” below
(6)	Amounts that are included in the engagement of the executive but paid under a contracting agreement
(7)	Includes amounts reimbursed or paid to US employees towards health fund fees.
(8)	Includes additional fees paid to named executive officers and director fees of DSS in the period
(9)	Mr. Hughes-Jones resigned from SharonAI June 9, 2025.

Narrative to Summary Compensation Table

Executive Employment Agreements

Wolfgang Schubert

Following consummation of the Business Combination, Mr. Schubert will be our Chief Executive Officer SharonAI Operations LLC (“Sharon Operations US”), a subsidiary of SharonAI, has entered into an employment agreement with Mr. Schubert, which agreement is expected to be amended upon the closing of the Merger. Pursuant to the amended employment agreement with Mr. Schubert (the “Schubert Employment Agreement”), Mr. Schubert will receive an annual base salary of USD$200,000 with ratcheting mechanisms in place pending future corporate events, the first of which has already been achieved and caused his annual base salary to be increased to USD$220,000. Mr. Schubert also received or was promised four grants of equity awards under SharonAI’s Equity Incentive Award Plan which will be granted or will vest upon the satisfaction of certain performance criteria and events and if all such criteria and events are satisfied, will be for a total of five percent (5.00%) of the equity post-money valuation of all classes of equity of the Company. Mr. Schubert is also entitled to participate in prospective bonus plans, benefit programs or other incentive plans if they are approved by the Board of Directors. Pursuant to the Schubert Employment Agreement, if Mr. Schubert is terminated without cause during the term of the agreement, he will be entitled to receive his accrued benefits and a continuation of his salary for nine (9) months. If the Schubert Employment Agreement is not renewed for the second year, then Mr. Schubert will be entitled to receive his accrued benefits and a continuation of his salary for six (6) months. The Schubert Employment Agreement is filed collectively as Exhibits 10.17 and 10.18 to the registration statement of which this prospectus is a part.

Andrew Leece

Following consummation of the Business Combination, Mr. Leece will be our Chief Operating Officer. SharonAI Pty Ltd (“Sharon Australia”), an Australian subsidiary of SharonAI, has entered into an employment agreement which appointed him as Chief Operating Officer of ShaornAI (“Leece Employment Agreement”). Pursuant to the Leece Employment Agreement, Mr. Leece is entitled to receive an annual base salary of AUD$300,000 (approximately US$189,000 based on a conversion rate of $1.00AUD to $0.63USD), and the other standard employment benefits given to employees in Australia (such as superannuation, long service leave, personal or carer’s leave, compassionate leave and relocation benefits), and annual leave of up to 4 weeks. Mr. Leece is also entitled to participate in SharonAI’s prospective bonus plans, share plans or other incentive plans if they are approved by the Board of Directors. Short term incentives will be forfeited if Mr. Leece terminates his employment before the end of the vesting period. If his role changes or a Change of Control event occurs, the short term incentives will be at the discretion of the Board of Directors, or in accordance with their terms.

Daniel Mons

Following consummation off the Business Combination, Mr. Mons will be our Chief Technology Officer. Sharon Australia and Mr. Mons entered into an employment agreement which appointed him as CTO of the Company (“CTO Agreement”) with an effective date of November 4, 2024, until terminated in accordance with the termination provisions in the CTO Agreement. Pursuant to the CTO Agreement, Mr. Mons is entitled to receive an annual base remuneration of AUD$180,000 (approximately US$119,000 based on a conversion rate of $1.00AUD to $0.63USD), and the other standard employment benefits given to employees in Australia (such as superannuation, long service leave, personal or carer’s leave, compassionate leave and relocation benefits), and annual leave of up to 4 weeks. Mr. Mons is also entitled to participate in SharonAI’s prospective bonus plans, share plans or other incentive plans if they are approved by the Board of Directors. Short term incentives will be forfeited if Mr. Mons terminates his employment before the end of the vesting period. If his role changes or a Change of Control event occurs, the short term incentives will be at the discretion of the Board of Directors, or in accordance with their terms.

Timothy Broadfoot

It is anticipated that Mr. Broadfoot will be the Chief Financial Officer of the Company after the Merger. Sharon Australia has entered into an employment agreement and consulting agreement with Mr. Broadfoot and Broadfoot Group Pty Ltd which appointed Mr. Broadfoot as Chief Financial Officer of SharonAI (“Broadfoot Employment Agreement”)(“Broadfoot Consulting Agreement”). Pursuant to the Broadfoot Employment Agreement and Broadfoot Consulting agreement, Mr. Broadfoot is entitled to receive an annual base remuneration of AUD$300,000 (approximately US$189,000 based on a conversion rate of $1.00AUD to $0.63USD), and the other standard employment benefits given to employees in Australia (such as superannuation, long service leave, personal or carer’s leave, compassionate leave and relocation benefits), and annual leave of up to 4 weeks. Mr. Broadfoot is also entitled to participate in SharonAI’s prospective bonus plans, share plans or other incentive plans if they are approved by the Board of Directors. Short term incentives will be forfeited if Mr. Broadfoot terminates his employment before the end of the vesting period. If his role changes or a Change of Control event occurs, the short term incentives will be at the discretion of the Board of Directors, or in accordance with their terms.

Outstanding Equity Awards at Fiscal Year-End

The following table sets forth information concerning unexercised options; stock that has not vested; and equity incentive plan awards for each named executive officer of Sharon AI outstanding as of December 31, 2024.

	Option Awards					Stock Awards
Name	Number of securities underlying unexercised options (#) exercisable	Number of securities underlying unexercised options (#) unexercisable	Number of securities underlying unexercised options	Option exercise price ($)	Option expiration date	Number of Shares, units of stock that have not Vested (#)	Market value of Shares, units of stock that have not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights that have Vested (#)	Market value of Shares, units of stock that have Vested ($)
Wolfgang Schubert	-	-	-	-	-	8,027	$313,053	-	-
Nicholas Hughes-Jones	-	-	-	-	-	10,750	$419,250	-	-
Andrew Leece	-	-	-	-	-	10,750	$419,250	-	-
Timothy Broadfoot	-	-	-	-	-	10,750	$419,250	-	-

Retirement Benefits

SharonAI employees that are located in Australia participate in a Superannuation defined benefit scheme. Superannuation is Australia’s mandatory retirement savings system, requiring employers to contribute 12% into a regulated fund. Contributions receive concessional tax treatment, with employer payments taxed at 15% within the fund. Superannuation is typically preserved until retirement age (55–60), with limited early access exceptions. Funds are regulated by the Australian Prudential Regulation Authority, the Australian Securities and Investments Commission, and the Australian Taxation Office, and offer various investment options, often including insurance coverage. Withdrawals can be taken as a lump sum or income stream, subject to tax rules. Legislative changes may affect contribution limits, taxation, and access conditions.

SharonAI employees located in the USA currently do not have a retirement scheme, however it is intended that the Company implement such a scheme in 2025.

Separation Payments

Please see the section entitled “Executive Compensation -Executive Employment Agreements” for a description of the material terms of each contract, agreement, plan or arrangement, whether written or unwritten, that provides for payment(s) to a named executive officer of SharonAI at, following, or in connection with the resignation, retirement or other termination of such named executive officer, or a change in control of SharonAI or a change in the named executive officer’s responsibilities following a change in control, with respect to each named executive officer.

Pursuant to the Schubert Employment Agreement, if Mr. Schubert is terminated without cause during the term of the agreement, he will be entitled to receive his accrued benefits and a continuation of his salary for nine (9) months. If the Company does not renew the Schubert Employment Agreement for the second year, then Mr. Schubert will be entitled to receive his accrued benefits and a continuation of his salary for six (6) months. The Schubert Employment Agreement is filed as Exhibit 10.19 to the registration statement of which this prospectus is a part.

Director Compensation

The following table sets forth information concerning the compensation of the directors of SharonAI for the fiscal year ended December 31, 2024.

Name and Principal Position	Fees earned or paid in cash	Stock awards	Option awards	Non-equity incentive plan compensation	Nonqualified deferred compensation earnings	All Other Compensation		Total
	($)	($)	($)	($)	($)	($)		($)
James Manning
Non-Executive Chairman	105,368	419,250	-	-	-	15,750	(1)	540,368
Alastair Cairns
Director	7,014	-	124,332	-	-	-		131,346
Brent Lanier
Director	4,839	-	124,332	-	-	-		129,170
Shawn Uldridge
Director (resigned)	3,000	-	12,000	-	-	-		15,000

(1)	Includes additional fees paid to named executive officers and director fees of DSS in the period

Please see the section entitled “--Director and Officer Indemnification Agreements” for a description of material factors necessary to an understanding of the director compensation disclosed in the table above.

Equity Compensation Plan Information

The following table provides information as of December 31, 2024, about the securities issued, or authorized for future issuance, under our equity compensation plans, consisting of our 2024 Equity Incentive Plan.

Plan Category	Number of securities to be issued upon exercise of outstanding options and restricted stock units	Weighted average exercise price of outstanding options and restricted stock units	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by security holders	57,293	$4.91	242,707
Equity compensation plans not approved by security holders	-	-	-
Total	57,293	$4.91	242,707

Upon consummation of the Business Combination, all outstanding options to purchase stock of SharonAI under our 2024 Equity Incentive Plan, all outstanding warrants issued by SharonAI, and all other awards issued under our 2024 Equity Incentive Plan, vested or unvested, or any other security convertible into or exchangeable for any such security (each a “SharonAI Stock Right”), will be cancelled, extinguished and converted into a right to acquire (each, a “Converted Stock Right”), subject to substantially the same terms and conditions as were applicable under such SharonAI Stock Right (including expiration date, vesting conditions, and exercise provisions), the number of Class A Ordinary Common Stock shares (rounded up to the nearest whole share), determined by multiplying the number of shares of capital stock of SharonAI subject to such SharonAI Stock Right as of immediately prior to the consummation of the Business Combination by the Conversion Ratio (set forth in the Business Combination Agreement), with an exercise price per Class A Ordinary Common Stock shares (rounded down to the nearest whole cent), if applicable, equal to the exercise price per share of capital stock of SharonAI of such SharonAI Stock Right divided by the Conversion Ratio, in accordance with, and subject to, the contingencies set forth in the Business Combination Agreement. Upon consummation of the Business Combination, the Company will assume all obligations of SharonAI with respect to each Converted Stock Rights.

SharonAI Inc. 2025 Omnibus Equity Incentive Plan

Following consummation of the Business Combination, the Company will adopt the SharonAI Omnibus Equity Incentive Plan (the “2025 Plan”).

Description of 2025 Plan

The following is a summary of the material features of the 2025 Plan. This summary is qualified in its entirety by the full text of the 2025 Plan, a copy of which is included as Exhibit 10.10 hereto.

Shares reserved for issuance. The number of shares of common stock reserved for issuance under the 2025 Plan is 60,000,000 shares.

Types of Awards. The 2025 Plan provides for the issuance of incentive stock options, non-statutory stock options, stock appreciation rights (“SARs”), restricted stock, restricted stock units (“RSUs”), and other stock-based awards. Items described above in the Section called “Shares Available” are incorporated herein by reference.

Administration. The 2025 Plan will be administered by the Board, or if the Board does not administer the 2025 Plan, a committee or subcommittee of our Board that complies with the applicable requirements of Section 16 of the Exchange Act and any other applicable legal or stock exchange listing requirements (each of the Board or such committee or subcommittee, the “plan administrator”). The plan administrator may interpret the 2025 Plan and may prescribe, amend and rescind rules and make all other determinations necessary or desirable for the administration of the 2025 Plan.

The 2025 Plan permits the plan administrator to select the eligible recipients who will receive awards, to determine the terms and conditions of those awards, including but not limited to the exercise price or other purchase price of an award, the number of shares of common stock or cash or other property subject to an award, the term of an award and the vesting schedule applicable to an award, and to amend the terms and conditions of outstanding awards.

Restricted Stock and Restricted Stock Units. Restricted stock and RSUs may be granted under the 2025 Plan. RSUs may be settled in shares of common stock or as a payment of cash equal, with respect to any or all shares of common stock underlying such award, to the fair market value of such share of common stock, in each case, at the end of a specified restricted period (or periods) of time and/or upon attainment of specified performance objectives. The plan administrator will determine the purchase price, vesting schedule and performance goals, if any, and any other conditions that apply to a grant of restricted stock and RSUs. If the restrictions, performance goals or other conditions determined by the plan administrator are not satisfied, the restricted stock and RSUs will be forfeited. Subject to the provisions of the 2025 Plan and the applicable award agreement, the plan administrator has the sole discretion to provide for the lapse of restrictions in installments.

Unless the applicable award agreement provides otherwise, participants with restricted stock will generally have all of the rights of a stockholder; provided that dividends will only be paid if and when (and to the extent) the underlying restricted stock vests. RSUs will not be entitled to dividends prior to vesting, but may be entitled to receive dividend equivalents if the award agreement provides for them. The rights of participants granted restricted stock or RSUs upon the termination of employment or service to us will be set forth in the award agreement.

Options. Incentive stock options and non-statutory stock options may be granted under the 2025 Plan. An “incentive stock option” means an option intended to qualify for tax treatment applicable to incentive stock options under Section 422 of the Internal Revenue Code. A “non-statutory stock option” is an option that is not subject to statutory requirements and limitations required for certain tax advantages that are allowed under specific provisions of the Internal Revenue Code. A non-statutory stock option under the 2025 Plan is referred to for federal income tax purposes as a “non-qualified” stock option. Each option granted under the Plan will be designated as a non-qualified stock option or an incentive stock option. At the discretion of the plan administrator, incentive stock options may be granted only to our employees, employees of our “parent corporation” (as such term is defined in Section 424(e) of the Code) or employees of our subsidiaries.

The exercise period of an option may not exceed ten years from the date of grant and the exercise price may not be less than 100% of the fair market value of a share of common stock on the date the option is granted (110% of fair market value in the case of incentive stock options granted to ten percent stockholders). The exercise price for shares of common stock subject to an option may be paid in cash, or as determined by the plan administrator in its sole discretion, (i) through any cashless exercise procedure approved by the plan administrator (including the withholding of shares of common stock otherwise issuable upon exercise), (ii) by tendering unrestricted shares of common stock owned by the participant, (iii) with any other form of consideration approved by the plan administrator and permitted by applicable law or (iv) by any combination of these methods. The option holder will have no rights to dividends or distributions or other rights of a stockholder with respect to the shares of common stock subject to an option until the option holder has given written notice of exercise and paid the exercise price and applicable withholding taxes.

In the event of a participant’s termination of employment or service, the participant may exercise his or her option (to the extent vested as of such date of termination) for such period of time as specified in his or her option agreement.

Stock Appreciation Rights. SARs may be granted either alone (a “Free-Standing Right”) or in conjunction with all or part of any option granted under the 2025 Plan (a “Related Right”). A Free-Standing Right will entitle its holder to receive, at the time of exercise, an amount per share up to the excess of the fair market value (at the date of exercise) of a share of common stock over the base price of the Free-Standing Right (which shall be no less than 100% of the fair market value of the related shares of common stock on the date of grant) multiplied by the number of shares in respect of which the SAR is being exercised. A Related Right will entitle its holder to receive, at the time of exercise of the SAR and surrender of the applicable portion of the related option, an amount per share up to the excess of the fair market value (at the date of exercise) of a share of common stock over the exercise price of the related option multiplied by the number of shares in respect of which the SAR is being exercised. The exercise period of a Free-Standing Right may not exceed ten years from the date of grant. The exercise period of a Related Right will also expire upon the expiration of its related option.

The holder of a SAR will have no rights to dividends or any other rights of a stockholder with respect to the shares of common stock subject to the SAR until the holder has given written notice of exercise and paid the exercise price and applicable withholding taxes.

In the event of an participant’s termination of employment or service, the holder of a SAR may exercise his or her SAR (to the extent vested as of such date of termination) for such period of time as specified in his or her SAR agreement.

Other Stock-Based Awards. The plan administrator may grant other stock-based awards under the 2025 Plan, valued in whole or in part by reference to, or otherwise based on, shares of common stock. The plan administrator will determine the terms and conditions of these awards, including the number of shares of common stock to be granted pursuant to each award, the manner in which the award will be settled, and the conditions to the vesting and payment of the award (including the achievement of performance goals). The rights of participants granted other stock-based awards upon the termination of employment or service to us will be set forth in the applicable award agreement. In the event that a bonus is granted in the form of shares of common stock, the shares of common stock constituting such bonus shall, as determined by the plan administrator, be evidenced in uncertificated form or by a book entry record or a certificate issued in the name of the participant to whom such grant was made and delivered to such participant as soon as practicable after the date on which such bonus is payable. Any dividend or dividend equivalent award issued hereunder shall be subject to the same restrictions, conditions and risks of forfeiture as apply to the underlying award.

Equitable Adjustment and Treatment of Outstanding Awards Upon a Change in Control

Equitable Adjustments. In the event of a merger, consolidation, reclassification, recapitalization, spin-off, spin-out, repurchase, reorganization, special or extraordinary dividend or other extraordinary distribution (whether in the form of common stock, cash or other property), combination, exchange of shares, or other change in corporate structure affecting our common stock, an equitable substitution or proportionate adjustment shall be made in (i) the aggregate number and kind of securities reserved for issuance under the 2025 Plan; (ii) the kind and number of securities subject to, and the exercise price of, any outstanding options and SARs granted under the 2025 Plan; (iii) the kind, number and purchase price of shares of common stock, or the amount of cash or amount or type of property, subject to outstanding restricted stock, RSUs and other stock-based awards granted under the 2025 Plan; and (iv) the terms and conditions of any outstanding awards (including any applicable performance targets). Equitable substitutions or adjustments other than those listed above may also be made as determined by the plan administrator. In addition, the plan administrator may, subject in all events to the requirements of Section 409A of the Internal Revenue Code, may terminate all outstanding awards for the payment of cash or in-kind consideration having an aggregate fair market value equal to the excess of the fair market value of the shares of common stock, cash or other property covered by such awards over the aggregate exercise price, if any, of such awards, but if the exercise price of any outstanding award is equal to or greater than the fair market value of the shares of common stock, cash or other property covered by such award, the plan administrator may cancel the award without the payment of any consideration to the participant. With respect to awards subject to foreign laws, adjustments will be made in compliance with applicable requirements. Except to the extent determined by the plan administrator, adjustments to ISOs will be made only to the extent not constituting a “modification” within the meaning of Section 424(h)(3) of the Code.

Change in Control. The 2025 Plan provides that, unless otherwise determined by the plan administrator and evidenced in an award agreement, if a “change in control” (as defined below) occurs and a participant is employed by us or any of our affiliates immediately prior to the consummation of the change in control, then the plan administrator, in its sole and absolute discretion, may (i) provide that any unvested or unexercised portion of an award carrying a right to exercise will become fully vested and exercisable; and (ii) cause the restrictions, deferral limitations, payment conditions and forfeiture conditions applicable to any award granted under the 2025 Plan to lapse, and the awards will be deemed fully vested and any performance conditions imposed with respect to such awards will be deemed to be fully achieved at target performance levels. The plan administrator shall have discretion in connection with such change in control to provide that all outstanding and unexercised options and SARs shall expire upon the consummation of such change in control.

For purposes of the 2025 Plan, a “change in control” means, in summary, the occurrence of any of the following events: (i) a person or entity becomes the beneficial owner of more than 50% of our voting power of the Company’s then outstanding securities; (ii) the date on which individuals who constitute the Board as of the Effective Date and any new director (other than a director whose initial assumption of office is in connection with an actual or threatened election contest, including, but not limited to, a consent solicitation, relating to the election of directors of The Company) whose appointment or election by the Board or nomination for election by the Company’s stockholders was approved or recommended by a vote of at least two-thirds (2/3) of the directors then still in office who either were directors on the Effective Date or whose appointment, election or nomination for election was previously so approved or recommended cease for any reason to constitute a majority of the number of directors serving on the Board; (iii) a merger or consolidation of us or any of our subsidiaries with any other corporation or entity, other than (A) a merger or consolidation that results in our voting securities continuing to represent 50% or more of the combined voting power of the surviving entity or its parent and our Board immediately prior to the merger or consolidation continuing to represent at least a majority of the board of directors of the surviving entity or its parent or (B) a merger or consolidation effected to implement a recapitalization in which no person is or becomes the beneficial owner of our voting securities representing more than 50% of our combined voting power; or (iv) stockholder approval of a plan of our complete liquidation or dissolution or the consummation of an agreement for the sale or disposition of substantially all of our assets, other than (A) a sale or disposition to an entity, more than 50% of the combined voting power of which is owned by our stockholders in substantially the same proportions as their ownership of us immediately prior to such sale; or (B) a sale or disposition to an entity controlled by the Board. However, a change in control will not be deemed to have occurred as a result of any transaction or series of integrated transactions if its sole purpose is to change the state of the Company’s incorporation or to create a holding company following which our stockholders, immediately prior thereto, hold immediately afterward the same proportionate equity interests in the entity that owns all or substantially all of our assets.

Tax Withholding

Each participant will be required to make arrangements satisfactory to the plan administrator regarding payment of up to the maximum statutory tax rates in the participant’s applicable jurisdiction with respect to any award granted under the 2025 Plan, as determined by us. We have the right, to the extent permitted by applicable law, to deduct any such taxes from any payment of any kind otherwise due to the participant. With the approval of the plan administrator, the participant may satisfy the foregoing requirement by either electing to have us withhold from delivery of shares of common stock, cash or other property, as applicable, or by delivering already owned unrestricted shares of common stock, in each case, having a value not exceeding the applicable taxes to be withheld and applied to the tax obligations. We may also use any other method of obtaining the necessary payment or proceeds, as permitted by applicable law, to satisfy our withholding obligation with respect to any award.

Amendment and Termination of the 2025 Plan

The 2025 Plan provides the Board with authority to amend, alter or terminate the 2025 Plan, but no such action may impair the rights of any participant with respect to outstanding awards without the participant’s consent. The plan administrator may amend an award, prospectively or retroactively, but no such amendment may materially impair the rights of any participant without the participant’s consent. Stockholder approval of any such action will be obtained if required to comply with applicable law. The 2025 Plan will terminate on the tenth anniversary of the Effective Date (although awards granted before that time will remain outstanding in accordance with their terms).

Clawback

If we are required to prepare an accounting restatement of our financial statements due to our material noncompliance (whether one occurrence or a series of occurrences of noncompliance) with any financial reporting requirement under the securities laws, then the plan administrator may require any Section 10D-1(d) of the Exchange Act “executive officer” to repay or forfeit to us that part of the cash or equity incentive compensation received by that Section 10D-1(d) executive officer during the preceding three (3) completed fiscal years that the plan administrator determines was in excess of the amount that such Section 10D-1(d) executive officer would have received had such cash or equity incentive compensation been calculated based on the restated amounts reported in the restated financial statement. The plan administrator may take into account any factors it deems reasonable in determining whether to seek recoupment of previously paid cash or equity incentive compensation and how much of such compensation to recoup from each Section 10D-1(d) executive officer (which shall be made irrespective of any fault, misconduct or responsibility of each Section 10D-1(d) executive officer). The amount and form of the incentive compensation to be recouped shall be determined by the plan administrator in its sole and absolute discretion, and calculated on a pre-tax basis. In addition, any award which is subject to recovery under any applicable laws, government regulation or stock exchange listing requirement (or any policy adopted by the Company pursuant to any such applicable law, government regulation or stock exchange listing requirement) will be subject to such deductions and clawback as may be required to be made pursuant to such applicable law, government regulation or stock exchange listing requirement (or any policy adopted by the Company pursuant to any such applicable law, government regulation or stock exchange listing requirement).

Indemnification

To the extent allowable pursuant to applicable law, each member of our board of directors and the plan administrator and any officer or other employee to whom authority to administer any component of the 2025 Plan is designated shall be indemnified and held harmless by the Company from any loss, cost, liability, or expense that may be imposed upon or reasonably incurred by such member in connection with or resulting from any claim, action, suit, or proceeding to which he or she may be a party or in which he or she may be a party or in which he or she may be involved by reason of any action or failure to act pursuant to the 2025 Plan and against and from any and all amounts paid by him or her in satisfaction of judgment in such action, suit, or proceeding against him or her; provided, however, that he or she gives the Company an opportunity, at its own expense, to handle and defend the same before he or she undertakes to handle and defend it on his or her own behalf. The foregoing right of indemnification shall not be exclusive of any other rights of indemnification to which such individuals may be entitled pursuant to the Company’s Certificate of Incorporation or Bylaws, as a matter of law, or otherwise, or any power that the Company may have to indemnify them or hold them harmless.

US Federal Income Tax Consequences

The following is a summary of certain United States federal income tax consequences of awards under the 2025 Plan. It does not purport to be a complete description of all applicable rules, and those rules (including those summarized here) are subject to change.

Non-Qualified Stock Options

A participant who has been granted a non-qualified stock option will not recognize taxable income upon the grant of a non-qualified stock option. Rather, at the time of exercise of such non-qualified stock option, the participant will recognize ordinary income for income tax purposes in an amount equal to the excess of the fair market value of the shares of common stock purchased over the exercise price. We generally will be entitled to a tax deduction at such time and in the same amount that the participant recognizes ordinary income. If shares of common stock acquired upon exercise of a non-qualified stock option are later sold or exchanged, then the difference between the amount received upon such sale or exchange and the fair market value of such shares on the date of such exercise will generally be taxable as long-term or short-term capital gain or loss (if the shares are a capital asset of the participant) depending upon the length of time such shares were held by the participant.

Incentive Stock Options

In general, no taxable income is realized by a participant upon the grant of an ISO. If shares of common stock are purchased by a participant, or option shares, pursuant to the exercise of an ISO granted under the 2025 Plan and the participant does not dispose of the option shares within the two-year period after the date of grant or within one year after the receipt of such option shares by the participant, such disposition a disqualifying disposition, then, generally (1) the participant will not realize ordinary income upon exercise and (2) upon sale of such option shares, any amount realized in excess of the exercise price paid for the option shares will be taxed to such participant as capital gain (or loss). The amount by which the fair market value of the common stock on the exercise date of an ISO exceeds the purchase price generally will constitute an item which increases the participant’s “alternative minimum taxable income.” If option shares acquired upon the exercise of an ISO are disposed of in a disqualifying disposition, the participant generally would include in ordinary income in the year of disposition an amount equal to the excess of the fair market value of the option shares at the time of exercise (or, if less, the amount realized on the disposition of the option shares), over the exercise price paid for the option shares. Subject to certain exceptions, an option generally will not be treated as an ISO if it is exercised more than three months following termination of employment. If an ISO is exercised at a time when it no longer qualifies as an ISO, such option will be treated as a nonqualified stock option as discussed above. In general, we will receive an income tax deduction at the same time and in the same amount as the participant recognizes ordinary income.

Stock Appreciation Rights

A participant who is granted a SAR generally will not recognize ordinary income upon receipt of the SAR. Rather, at the time of exercise of such SAR, the participant will recognize ordinary income for income tax purposes in an amount equal to the value of any cash received and the fair market value on the date of exercise of any shares of common stock received. We generally will be entitled to a tax deduction at such time and in the same amount, if any, that the participant recognizes as ordinary income. The participant’s tax basis in any shares of common stock received upon exercise of a SAR will be the fair market value of the shares of common stock on the date of exercise, and if the shares are later sold or exchanged, then the difference between the amount received upon such sale or exchange and the fair market value of such shares on the date of exercise will generally be taxable as long-term or short-term capital gain or loss (if the shares are a capital asset of the participant) depending upon the length of time such shares were held by the participant.

Restricted Stock

A participant generally will not be taxed upon the grant of restricted stock, but rather will recognize ordinary income in an amount equal to the fair market value of the shares of common stock at the earlier of the time the shares become transferable or are no longer subject to a substantial risk of forfeiture (within the meaning of the Code). We generally will be entitled to a deduction at the time when, and in the amount that, the participant recognizes ordinary income on account of the lapse of the restrictions. A participant’s tax basis in the shares of common stock will equal their fair market value at the time the restrictions lapse, and the participant’s holding period for capital gains purposes will begin at that time. Any cash dividends paid on the shares of common stock before the restrictions lapse will be taxable to the participant as additional compensation and not as dividend income, unless the individual has made an election under Section 83(b) of the Code. Under Section 83(b) of the Code, a participant may elect to recognize ordinary income at the time the restricted shares are awarded in an amount equal to their fair market value at that time, notwithstanding the fact that such stock is subject to restrictions or transfer and a substantial risk of forfeiture. If such an election is made, no additional taxable income will be recognized by such participant at the time the restrictions lapse, the participant will have a tax basis in the shares of common stock equal to their fair market value on the date of their award, and the participant’s holding period for capital gains purposes will begin at that time. We generally will be entitled to a tax deduction at the time when, and to the extent that, ordinary income is recognized by such participant.

Restricted Stock Units

In general, the grant of RSUs will not result in income for the participant or in a tax deduction for us. Upon the settlement of such an award in cash or shares of common stock, the participant will recognize ordinary income equal to the aggregate value of the payment received, and we generally will be entitled to a tax deduction at the same time and in the same amount.

Other Awards

With respect to other stock-based awards, generally when the participant receives payment in respect of the award, the amount of cash and/or the fair market value of any shares of common stock or other property received will be ordinary income to the participant, and we generally will be entitled to a tax deduction at the same time and in the same amount.

New Plan Benefits

Future grants under the 2025 Plan will be made at the discretion of the plan administrator and, accordingly, are not yet determinable. Pursuant to that certain Business Combination Agreement, dated January 28, 2025 and as amended on May 23, 2025, by and between the Company, Roth CH Acquisition Co. and SharonAI, the Company shall assume obligations with respect to outstanding equity awards under the 2024 Omnibus Equity Incentive Plan of SharonAI (“Prior Plan”) and such obligations will not be covered under the 2025 Plan. Such outstanding equity awards under the Prior Plan are summarized in the table below.

2024 Omnibus Equity Incentive Plan of SharonAI
Name and Position	Dollar Value ($)	Number of Units
Wolfgang Schubert, Chief Executive Officer*	$486,596.74	8,027
Tim Broadfoot, Chief Financial Officer	$651,665.00	10,750
Andrew Leece, Chief Operation Officer	$651,665.00	10,750
Nicholas Hughes-Jones, SVP Business Development	$651,665.00	10,750
Daniel Mons, Chief Technology Officer	$30,310.00	500
Executive Group	$2,471,901.74	40,777
Non-Executive Director Group	$900,362.44	14,853
Non-Executive Officer Employee Group	$69,713.00	1,150
Advisors and contractors	$31,158.68	514

*	SharonAI has a contractual obligation to issue an additional 8,724 units to Mr. Schubert with a Dollar Value of $528,848.88, which have not been issued yet and will not be issued until the Business Transaction has been completed.

Internal Revenue Code Section 162(m)

Section 162(m) of the Code places a limit of $1 million on the amount of compensation that we may deduct in any one fiscal year with respect to certain of our service providers, as provided for in Section 162(m). Therefore, we may not be able to fully deduct certain compensation derived from 2025 Plan awards by such service providers from our taxable income.

The Company Income Tax Effects

Except as described above, we will generally be entitled to an income tax deduction in connection with an award under the 2025 Plan in an amount equal to the ordinary income realized by a participant at the time the participant recognizes such income.

Accounting Treatment

As required by Financial Accounting Standards Board Accounting Standards Codification, “Share-Based Payment,” upon the grant of options, SARs, restricted shares, RSUs and other stock-based awards pursuant to the 2025 Plan, for financial reporting purposes, we will incur compensation expense that will be recognized over the vesting period of the options, SARs, restricted shares, RSUs or other stock-based award. We are not able at this time to predict whether such compensation expense will be material, on an on-going basis, as that will depend on, among other things, the number of shares for which options, SARs, restricted shares, RSUs or other stock-based awards are granted and the prices of our common stock in the future.

Director and Officer Indemnification Agreements

Upon the consummation of the Merger, the Company will enter into agreements with each of its executive officers and Directors, whereby the Company will agree to indemnify each of them to the fullest extent permitted by law, for all amounts (including, without limitation, judgments, fines, settlement payments, expenses and reasonable out of pocket attorneys’ fees) incurred or paid by any of them in connection with any action, suit, investigation or proceeding, or threatened action, suit, investigation or proceeding, arising out of or relating to their performance of services for the Company or any subsidiary of the Company. Any fees or other necessary expenses incurred by any of them in defending any such action, suit, investigation or proceeding shall be paid by the Company in advance, subject to the Company’s right to seek repayment from them a determination is made that the applicable officer or Director was not entitled to indemnification.

BENEFICIAL OWNERSHIP OF SECURITIES

The following table sets forth information regarding the beneficial ownership of the Company’s Common Stock as of November [__] 2025, and as adjusted to reflect the sale of common stock being offered in this offering by:

●	each person who is known to be the beneficial owner with more than 5% of voting control of the Company’s Common Stock;

●	each of the Company’s former executive officers and directors (each of whom shall have resigned upon consummation of the Business Combination;

●	each person who will (or is expected to be) become an executive officer or director of the Company post-Business Combination; and

●	all executive officers and directors of the Company as a group.

Beneficial ownership is determined according to the rules of the SEC, which generally provide that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power over that security, including options and warrants that are currently exercisable or exercisable within 60 days. In computing the number of shares beneficially owned by a person or entity and the percentage ownership of that person or entity in the table below, all shares subject to options, SARs or warrants held by such person or entity were deemed outstanding prior to the Business Combination if such securities are currently exercisable, or exercisable within 60 days of November [ ], 2025 and were deemed outstanding post-Business Combination if such securities are exercisable within 60 days of the closing of the Business Combination. These shares were not deemed outstanding, however, for the purpose of computing the percentage ownership of any other person or entity.

The beneficial ownership of the Company’s Common Stock is based on 569,348,386 shares of Class A Ordinary Common Stock and 6,816,948 shares of Class B Super Common Stock as of November [  ], 2025.

Unless otherwise indicated, the Company believes that all persons named in the table below have sole voting and investment power with respect to the voting securities beneficially owned by them.

Name	Shares beneficially owned	Percent of Common Stock	Percent of Voting Control(7)	Percent of Common Stock After Offering(7)		Percent of Voting Control After Offering(7)
Directors, New Director Nominee and Other Named Executive Officers
Alastair Cairns(5)	543,727	*	*
Andrew Leece(1)	72,240,092	12.54%	26.12%				%(8)
James Manning(2)	71,507,952	12.36%	26.03%				%(8)
Brent Lanier(6)	543,727	*	*
Timothy Broadfoot(3)	4,468,737	*	*
Wolfgang Schubert	1,145,247	*	*
Peter Woodward	-	*	*

All officers and directors as a group (7 persons)	150,449,482	25.95%	52.52%		%		%

5% Stockholders other than Directors and Officers
Nicholas Hughes Jones(4)	65,015,491	11.28%	25.68%				%(8)

*	Less than 1%

(1)	Holdings include related parties of Andrew Leece being, Strat Cap No.1 Pty Ltd, Strat Capital Pty Ltd ATF AJ Digital Trust and Strat Capital Pty Ltd ATF Alpha Juliett Trust. Holdings include 2,272,316 shares of Class B Super Common Stock and the remainder of shares held are shares of Class A Ordinary Common Stock.
(2)	Holdings include related parties of James Manning being, Bare Media Holdings Pty Ltd, Defender Capital Pty Ltd, Defender Equities Pty Ltd ATF Defender Australian Opportunities Fund, DSS AI Pty Ltd, Manning Capital Holdings Pty Ltd ATF The Manning Capital Holdings Unit Trust, Manning Group Pty Ltd ATF MG Office Trust and MG No.1 Pty Ltd. Holdings include 2,272,316 shares of Class B Super Common Stock and the remainder of shares held are shares of Class A Ordinary Common Stock.
(3)	Holdings include related parties of Timothy Broadfoot being Broadfoot Group Pty Ltd ATF for Broadfoot Family Trust.
(4)	Holdings include related parties of Nicholas Hughes Jones being, Inbocalupo No.1 Pty Ltd and Inbocalupo Pty Ltd ATF Inbocalupo Trust. Holdings include 2,272,316 shares of Class B Super Common Stock and the remainder of shares held are shares of Class A Ordinary Common Stock.
(5)	Includes 543,727 options that are exercisable within 60 days of November 11, 2025
(6)	Includes 543,727 options that are exercisable within 60 days of November 11, 2025
(7)	Although shares of Class A Ordinary Common Stock and Class B Common Stock have identical economic rights, each holder of shares of Common Stock shall be entitled to one (1) vote for each share of Class A Ordinary Common Stock held and one hundred and sixty (160) votes for each share of Class B Super Common Stock held, which is why a difference between the percentage of Common Stock and percentage of voting control is shown separately.
(8)	Shares hold after the offering includes 2,272,316 shares of Class B Super Common Stock and for Mr. Manning also includes of Common Stock issuable pursuant to restricted stock units vesting within 60 days of November 11, 2025.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Certain Relationships and Related Transactions Roth CH Acquisition Co.

Founder Shares

On April 29, 2021, our TKB Sponsor 1 LLC (“Former Sponsor”) paid $25,000 to purchase 5,750,000 founder shares, or approximately $0.004 per share. On May 11, 2021, our Former Sponsor transferred 25,000 founder shares to each of our independent directors. In connection with the IPO, each of the Former Sponsor and our independent directors agreed, subject to limited exceptions, not to transfer, assign, or sell any of their founder shares until the earlier to occur of: (i) one year after the completion of our initial business combination and (ii) the date on which we complete a liquidation, merger, capital stock exchange or other similar transaction after our initial business combination that results in all of our shareholders having the right to exchange their public shares for cash, securities or other property; except to certain permitted transferees and under certain circumstances. Notwithstanding the foregoing, if the closing price of Class A Ordinary Shares exceeds $12.00 per share (as adjusted for share divisions, share capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after our initial business combination, the founder shares would be released from the lock-up. Our Sponsor and independent directors did not receive additional consideration for this lock-up.

Effective as of January 18, 2023, pursuant to the terms of the Articles, the Former Sponsor elected to convert each outstanding Class B ordinary share held by it on a one-for-one basis into Class A Ordinary Shares, with immediate effect.

Private Placement Warrants

The Former Sponsor purchased an aggregate of 10,750,000 Private Warrants at a price of $1.00 per warrant, or $10,750,000, in a private placement that closed simultaneously with the closing of the initial public offering. Each Private Warrant entitles the holder to purchase one Class A Share at $11.50 per share. The Private Warrants (including the Class A Ordinary Shares issuable upon exercise of the Private Warrants) may not, subject to certain limited exceptions, be transferred, assigned or sold until 30 days after the completion of our initial business combination.

In connection with the Transaction, the Former Sponsor sold 8,062,500 Private Warrants to the New Sponsor. The New Sponsor entered into a joinder agreement to the Letter Agreement in which they agreed to be subject to the restrictions therein.

Agreements with Anchor Investors

On October 8, 2021, the Former Sponsor entered into agreements with certain funds managed by Apollo Capital Management, L.P. (collectively, “Apollo”), certain funds managed by Atalaya Capital Management, LP (“Atalaya”) and Meteora Capital Partners, L.P. and funds affiliated with Meteora Capital Partners, L.P. (collectively “Meteora”) (individually and collectively, the “anchor investors”). Each of the anchor investors purchased 9.9% of the Units in the IPO (excluding Units issued in connection with the exercise of the over-allotment option). Each of Apollo and Atalaya agreed to purchase interests in the Sponsor representing approximately 7% of the Founder Shares and Private Warrants at approximately the cost of such securities to the Sponsor, with the Sponsor’s obligation to sell some or all of such interests conditioned upon such anchor investor’s purchase of the Units.

Meteora entered into a separate agreement with the Sponsor pursuant to which it agreed to purchase interests in the Sponsor representing approximately 6.4% of the number of Founder Shares that are approximately equal to 3.7% of the cost of the Founder Shares and Private Warrants to the Sponsor.

The anchor investors acquired from the Sponsor an indirect economic interest in an aggregate of 1,173,000 Founder Shares at the original purchase price that the Sponsor paid for the Founder Shares. The Sponsor has agreed to distribute the Founder Shares to the anchor investors after the completion of a Business Combination. The anchor investors hold an indirect economic interest in an aggregate of 1,505,000 warrants, reflecting 14% of total Private Warrants.

We entered into separate forward purchase agreements (the “Forward Purchase Agreements”) with Apollo and Atalaya (“the “Forward Purchasers”) on August 13, 2021 and August 4, 2021, respectively. The Forward Purchase Agreements provide, at our option, for the aggregate purchase of up to 9,600,000 Class A Ordinary Shares and 4,800,000 Public Warrants for an aggregate price of $96.0 million ($10.00 for one Class A Share and one-half of one Public Warrant), in private placements that will close concurrently with the closing of our initial business combination. The forward purchase shares and forward purchase warrants will be identical to the Class A Ordinary Shares and Public Warrants included in the Units sold in the IPO. Each Forward Purchaser’s commitment under its Forward Purchase Agreement is subject to certain conditions including investment committee approval.

No compensation of any kind, including finder’s and consulting fees, will be paid by Roth CH Acquisition Co. to our sponsor, executive officers and directors, or any of their respective affiliates, for services rendered prior to or in connection with the completion of an initial business combination. However, these individuals will be reimbursed for any out-of-pocket expenses incurred in connection with activities on our behalf such as identifying potential target businesses and performing due diligence on suitable business combinations. Our audit committee will review on a quarterly basis all payments that were made to our sponsor, officers, directors or our or their affiliates.

Related Party Notes and Advances

The Former Sponsor entered into an agreement with us to loan funds up to $300,000 under an unsecured promissory note to be used for a portion of the expenses of the public offering. These loans were non-interest bearing, unsecured and were paid in full at the closing of the public offering.

On January 24, 2025, Roth CH Acquisition Co. amended and restated its existing promissory note (the “Amended Note”) in favor of certain shareholders of Roth CH Acquisition Co. to permit its conversion into Class A ordinary shares of Company, at any time, at the option of the representative of the noteholders based upon the current trading price. Subsequent to the execution of the Amended Note, on January 24, 2025, the representative provided notice that it intended to convert the existing principal balance of the Amended Note in the amount of $1,181,000 into Class A ordinary shares of Roth CH Acquisition Co..

Registration Rights

We entered into a registration rights agreement with respect to the founder shares, private placement warrants, warrants that may be issued upon conversion of working capital loans and forward purchase securities that may be issued pursuant to the forward purchase agreements (and any Class A Ordinary Shares issuable upon the exercise of the private placement warrants, forward purchase warrants and warrants that may be issued upon conversion of the working capital loans and upon conversion of the Class B Shares).

Policy for Approval of Related Party Transactions

The audit committee of our board adopted a policy setting forth the policies and procedures for its review and approval or ratification of “related party transactions.” A “related party transaction” is any consummated or proposed transaction or series of transactions: (i) in which we were or is to be a participant; (ii) the amount of which exceeds (or is reasonably expected to exceed) the lesser of $120,000 or 1% of the average of Roth CH Acquisition Co.’s total assets at year-end for the prior two completed fiscal years in the aggregate over the duration of the transaction (without regard to profit or loss); and (iii) in which a “related party” had, has or will have a direct or indirect material interest. “Related parties” under this policy include: (i) our directors or executive officers; (ii) any record or beneficial owner of more than 5% of any class of our voting securities; (iii) any immediate family member of any of the foregoing if the foregoing person is a natural person; and (iv) any other person who maybe a “related person” pursuant to Item 404 of Regulation S-K under the Exchange Act. Pursuant to the policy, the audit committee of the board will consider (i) the relevant facts and circumstances of each related party transaction, including if the transaction is on terms comparable to those that could be obtained in arm’s-length dealings with an unrelated third party, (ii) the extent of the related party’s interest in the transaction, (iii) whether the transaction contravenes our code of ethics or other policies, (iv) whether the audit committee believes the relationship underlying the transaction to be in the best interests of Roth CH Acquisition Co. and its shareholders, and (v) the effect that the transaction may have on a director’s status as an independent member of the board and on his or her eligibility to serve on the board’s committees. Our management will present to the audit committee of the board each proposed related party transaction, including all relevant facts and circumstances relating thereto. Under the policy, we may consummate related party transactions only if the audit committee of the Board approves or ratifies the transaction in accordance with the guidelines set forth in the policy. The policy does not permit any director or executive officer to participate in the discussion of, or decision concerning, a related person transaction in which he or she is the related party.

Certain Relationships and Related Person Transactions — SharonAI

SharonAI and Sharon Australia have entered into an independent contractor agreement-corporate with James Manning and Manning Group Pty Ltd ATF MG Office Trust (“Manning Consulting Agreement”). Pursuant to the Manning Consultant Agreement, Mr. Manning, as the key person, provides certain services to SharonAI and Sharon Australia relating to commercial opportunity development, discovery of future data center sites, future data center acquisition and construction advisory, transaction advisory services and key relationship introduction and development. In consideration for these services, Manning Group Pty Ltd ATF MG Office Trust is entitled to receive an annual remuneration of AUD$334,500 (approximately $211,000 based on a conversion rate of $1.00AUD to $0.63USD), exclusive of Australian goods and services taxes. The Manning Consulting Agreement has an ongoing term that can be terminated by either side upon three (3) months’ notice.

Sharon Australia has entered into an independent contractor agreement with Nicholas Hughes Jones related entity Inbocalupo Consulting Pty Ltd (“Inbocalupo Consulting Agreement”). Pursuant to the Inbocalupo Consultant Agreement and combined with Mr. Hughes-Jones employment agreement, Mr. Hughes-Jones (who until July 2025 was SharonAI’s Senior Vice President Business Development), as the key person, who provides certain services to SharonAI and Sharon Australia relating to business development services. In consideration for these services, Inbocalupo Consulting Pty Ltd is entitled to receive an annual remuneration of AUD$133,800 (approximately $84,294 based on a conversion rate of $1.00AUD to $0.63USD), exclusive of Australian goods and services taxes. The Inbocalupo Consulting Agreement has an ongoing term that can be terminated by either side upon three (3) months’ notice.

Sharon Australia has entered into an independent contractor agreement with Broadfoot Group Pty Ltd (“Broadfoot Consulting Agreement”). Pursuant to the Broadfoot Consultant Agreement, Mr. Broadfoot and Mrs. Broadfoot, as the key persons, provides certain services to SharonAI and Sharon Australia relating to Chief Financial Officer support and executive assistant services to the CFO. In consideration for these services, Broadfoot Group Pty Ltd is entitled to receive an annual remuneration of AUD$111,500 (approximately $70,245 based on a conversion rate of $1.00AUD to $0.63USD), exclusive of Australian goods and services taxes. The Broadfoot Consulting Agreement has an ongoing term that can be terminated by either side upon three (3) months’ notice.

James Manning, Nicholas Hughes-Jones and Andrew Leece were the sole three shareholders of Alternative Asset Management Pty Ltd/SharonAI Pty Ltd (“SAIPL”) prior to SharonAI’s acquisition of all of the shares of SAIPL on April 29, 2024. In consideration for their shares of SAIPL, each of Messrs. Manning, Hughes-Jones and Leece were issued 70,000 shares of SharonAI common stock at a fair value of $70,000.

James Manning was a unitholder of Digital Income Fund Pty Ltd (“DIF”) prior to SAIPL acquiring the assets of DIF on April 29, 2024. In consideration for the assets of DIF, DIF was issued 55,000 shares of SharonAI common stock, 17,600 shares of which were transferred to Mr. Manning upon DIF’s liquidation. The 17,600 shares were issued at a fair value of $390,016.

James Manning, Nicholas Hughes-Jones and Andrew Leece were shareholders of Distributed Storage Solutions Limited ACN 646 979 222 (“DSS”) prior to SharonAI’s acquisition of DSS in June of 2024. In consideration for their shares of DSS, Mr. Manning was issued 49,215 shares of SharonAI common stock at a fair value of $1,919,366, Mr. Hughes-Jones was issued 27,478 shares of SharonAI common stock at a fair value of $1,071,623, and Mr. Leece was issued 43,401 shares of SharonAI common stock at a fair value of $1,692,639.

During 2024, the Group paid storage services expense to Flynt ICS Pty Ltd (“Flynt”). Flynt is a subsidiary of Vertua Limited and affiliated to the Group through common ownership by James Manning. For the year ended December 31, 2024, the Group paid Flynt $167,638 in services expenses.

Between January, 2024, and May, 2024, the SharonAI received approximately $419,590 in outstanding loans from various entities affiliated with members of SharonAI’s management and board of directors, including: (a) Woodville Super Pty Ltd, an affiliate of James Manning, Director; (b) Manning Capital Holdings Pty Ltd, an affiliate of James Manning, Director; (c) Strat Capital Pty Ltd (Alpha Juliett), an affiliate of Andrew Leece, Chief Operating Officer; and (d) Inbocalupo Pty Ltd), an affiliate of Nick Hughes-Jones, the former Senior Vice President Business Development. These debts were converted into equity of SharonAI as part of a private placement conducted by SharonAI at the same price that stock was sold to other investors in the offering. The following chart shows the amount of debt from each lender and the shares into which the debt was converted.

	USD Amount outstanding	Subscription price per share	Shares received upon conversion
Woodville Super Pty Ltd	$66,370.00	39.00	1,702
Manning Capital Holdings Pty Ltd	$84,555.00	39.00	2,168
Strat Capital Pty Ltd (Alpha Juliett)	$117,740.00	39.00	3,019
Inbocalupo Pty Ltd	$150,925.00	39.00	3,870
Total:	$419,590.00		10,759

The Company’s Relationships and Related Party Transactions

Amended and Restated Registration Rights Agreement

At the closing of the Business Combination, the Company will enter into a registration rights agreement (the “Registration Rights Agreement”) with certain existing stockholders of the Company and the Company (the “Holders”) with respect to their shares of the Company before or pursuant to the Business Combination, and including the shares issuable on conversion of the warrants issued to the Sponsor in connection with the Roth CH Acquisition Co.’s initial public offering and any shares issuable on conversion of preferred stock or loans. Pursuant to the Registration Rights Agreement, within thirty (30) days of the closing of the Business Combination, the Company shall file with the SEC a registration statement for a shelf registration on Form S-1 or a Registration Statement for a Shelf Registration on Form S-3 (the “Shelf”), if the Company is then eligible to use a Form S-3 Shelf, in each case, covering the resale of all the Registrable Securities on a delayed or continuous basis as permitted by Rule 415 under the Securities Act and shall use its reasonable best efforts to have such Shelf declared effective as soon as practicable after the filing thereof, but no later than the seventy-fifth (75th) calendar day following the Filing Date; provided that the Company shall have the Shelf declared effective within ten (10) business days after the date the Company is notified by the staff of the SEC that the Shelf will not be reviewed or will not be subject to further review by the SEC. In the event that any Holder holds Registrable Securities that are not registered for resale on a delayed or continuous basis, the Company, upon written request of such Holder, shall promptly use its commercially reasonable efforts to cause the resale of such Registrable Securities to be covered by filing a subsequent shelf registration statement and cause the same to become effective as soon as practicable after such filing and such subsequent shelf registration statement shall be subject to the terms hereof; provided, however, that the Company shall only be required to cause such Registrable Securities to be so covered twice per calendar year for each of the Holders. In addition, the Holders will have certain “piggyback” registration rights that require the Company to include such securities in registration statements that the Roth CH Acquisition Co. otherwise files. The Registration Rights Agreement does not contain liquidating damages or other cash settlement provisions resulting from delays in registering the Company’s securities. the Company will bear the expenses incurred in connection with the filing of any such registration statements.

Indemnification Agreements

The Company’s Amended and Restated Certificate of Incorporation (the “Charter”) contains provisions limiting the liability of the members of the Company’s board of directors, and the Company’s amended and restated bylaws provide that the Company will indemnify each of the members of the Company’s board of directors and officers to the fullest extent permitted under Delaware law. The Company’s bylaws also provide the board of directors with discretion to indemnify employees and agents of the Company.

The Company intends to enter into indemnification agreements with each of its directors and executive officers and certain other key employees. The indemnification agreements will provide that the Company will indemnify each of its directors and executive officers and such other key employees against any and all expenses incurred by such director, executive officer or other key employee because of his or her status as one of the Company’s directors, executive officers or other key employees, to the fullest extent permitted by Delaware law, the Charter and the Company’s amended and restated bylaws. In addition, the indemnification agreements will provide that, to the fullest extent permitted by Delaware law, the Company will advance all expenses incurred by its directors, executive officers and other key employees in connection with a legal proceeding involving his or her status as a director, executive officer or key employee.

Related Party Transactions Policy

Effective upon the consummation of the Business Combination, the Company’s board of directors expects to adopt a written policy on transactions with related parties that is in conformity with the requirements for issuers having publicly held common stock that is listed on Nasdaq. Related party transactions are defined as transactions in which (i) the aggregate amount involved will or may be expected to exceed $120,000 in any calendar year, (ii) we or any of our subsidiaries is a participant, and (iii) any (x) executive officer, director or nominee for election as a director, (y) greater than 5% beneficial owner of the Company’s common stock, or (z) immediate family member of the persons referred to in clauses (x) and (y) has or will have a direct or indirect material interest (other than solely as a result of being a director or a less than 10% beneficial owner of another entity). Under the policy, the Company’s general counsel will be primarily responsible for developing and implementing processes and procedures to obtain information regarding related parties with respect to potential related party transactions and then determining, based on the facts and circumstances, whether such potential related party transactions do, in fact, constitute related party transactions requiring compliance with the policy. If the Company’s general counsel determines that a transaction or relationship is a related party transaction requiring compliance with the policy, the Company’s general counsel will be required to present to the Company’s audit committee all relevant facts and circumstances relating to the related party transaction. The Company’s audit committee will be required to review the relevant facts and circumstances of each related party transaction, including if the transaction is on terms comparable to those that could be obtained in arm’s-length dealings with an unrelated third party and the extent of the related party’s interest in the transaction, take into account the conflicts of interest and corporate opportunity provisions of the Company’s code of ethics (which will also be put in place in connection with the consummation of the Business Combination), and either approve or disapprove the related party transaction. If the Company’s audit committee’s approval of a related party transaction requiring the Company’s audit committee’s approval is not feasible in advance of such related party transaction, then the transaction may be preliminarily entered into upon prior approval of the transaction by the chair of the Company’s audit committee, subject to ratification of the transaction by the Company’s audit committee at the Company’s audit committee’s next regularly scheduled meeting; provided, however, that, if the ratification is not forthcoming, the Company’s management will make all reasonable efforts to cancel or annul the related party transaction. If a transaction was not initially recognized as a related party transaction, then, upon such recognition, the related party transaction will be presented to the Company’s audit committee for ratification at the Company’s audit committee’s next regularly scheduled meeting; provided, however, that, if the ratification is not forthcoming, the Company’s management will make all reasonable efforts to cancel or annul the related party transaction. The Company’s management will update the Company’s audit committee as to any material changes to any approved or ratified related party transaction and will provide a status report at least annually of all then current related party transactions. No member of the Company’s board of directors will be permitted to participate in approval of a related party transaction for which he or she is a related party.

DESCRIPTION OF CAPITAL STOCK

The following summary sets forth the material terms of the Company’s securities following the consummation of the Business Combination. The following summary is not intended to be a complete summary of the rights and preferences of such securities, and is qualified by reference to the Charter, a copy of which is filed as an exhibit to the registration statement of which this prospectus forms a part, and the Company’s amended and restated bylaws, a copy of which is filed as an exhibit to the registration statement of which this prospectus forms a part. We urge you to read the Charter and the Company’s amended and restated bylaws (“Bylaws”) in their entirety for a complete description of the rights and preferences of our securities following the consummation of the Business Combination.

General

The Charter authorizes the issuance of up 906,816,948 shares of common stock, par value $0.0001 per share (“Common Stock”), and 1,000,000 shares of preferred stock, par value $0.0001 per share (“Preferred Stock”). 900,000,000 shares of the Common Stock have been designated as Class A Ordinary Common Stock and 6,816,948 shares of the Common Stock have been designated as Class B Super Common Stock. Upon the consummation of the Business Combination the Company will have 567,098,640 shares of Class A Ordinary Common Stock issued and outstanding, 6,816,948 shares of Class B Super Common Stock issued and outstanding, and no shares of the Preferred Stock issued and outstanding. The following description summarizes all of the material terms of our securities. Because it is only a summary, it may not contain all the information that is important to you. For a complete description you should refer to the Company’s Amended and Restated Certificate of Incorporation in the form attached to hereto as Exhibit 3.1this prospectus.

Common Stock

The voting, dividend and liquidation rights of the holders of the Common Stock are subject to and qualified by the rights of the holders of the Preferred Stock of any series as may be designated by the Company Board of Directors upon any issuance of the Preferred Stock of any series. Each holder of shares of Common Stock shall be entitled to one vote for each share of Class A Ordinary Common Stock held and one hundred and sixty votes for each share of Class B Super Common Stock held. Holders of the Company’s Common Stock have no cumulative voting rights. Further, holders of the Company’s Common Stock have no preemptive or conversion rights or other subscription rights. Upon our liquidation, dissolution or winding-up, holders of the Company’s Common Stock are entitled to share in all assets remaining after payment of all liabilities and the liquidation preferences of any of our outstanding shares of Preferred Stock. Subject to the rights of the holders of Preferred Stock, holders of shares of Common Stock are entitled to receive such dividends and distributions and other distributions in cash, stock or property of the corporation when, as and if declared thereon by the Board of Directors from time to time out of assets or funds of the corporation legally available therefor.

At all meetings of stockholders, unless otherwise required by law, the Charter, or the Bylaws, a majority in voting power of the shares of the corporation entitled to vote at the meeting, present in person or represented by proxy, shall constitute a quorum.

Preferred Stock

The Preferred Stock may be issued without stockholder approval, from time to time in one or more series, each series to be appropriately designated by a distinguishing letter or title prior to the issuance of any shares thereof, as determined by the Company’s Board of Directors. The Company’s Board of Directors may authorize the issuance of Preferred Stock with voting or conversion rights that could harm the voting power or other rights of the holders of the Common Stock. The issuance of Preferred Stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in control of us and might harm the market price of the Company’s Common Stock and the voting and other rights of the holders of the Company’s Common Stock.

Preferred stock may be issued from time to time, in one or more series, as authorized by the Board of Directors, without stockholder approval. As of the date of this prospectus, we have no Preferred Stock designated or issued.

Certain Anti-Takeover Provisions of Delaware Law, our Certificate of Incorporation and Bylaws

The provisions of Delaware law, the Charter and the Bylaws of the Company could discourage or make it more difficult to accomplish a proxy contest or other change in our management or the acquisition of control by a holder of a substantial amount of our voting stock. It is possible that these provisions could make it more difficult to accomplish, or could deter, transactions that stockholders may otherwise consider to be in their best interests or in our best interests. These provisions are intended to enhance the likelihood of continuity and stability in the composition of our Board of Directors and in the policies formulated by our Board of Directors and to discourage certain types of transactions that may involve an actual or threatened change of our control. These provisions are designed to reduce our vulnerability to an unsolicited acquisition proposal and to discourage certain tactics that may be used in proxy fights. Such provisions also may have the effect of preventing changes in our management.

The Charter provides that subject to the rights of holders of any series of Preferred Stock to elect directors, the Board of Directors is divided into three classes, designated Class I, Class II and Class III, with each class being nearly as possible to one third of the total number of directors constituting the entire Board of Directors. Terms for directors are generally three years.

The Company is expected to be subject to the provisions of Section 203 of the DGCL regulating corporate takeovers. This statute prevents certain Delaware corporations, under certain circumstances, from engaging in a “business combination” with:

●	a stockholder who owns 10% or more of our outstanding voting stock (otherwise known as an “interested stockholder”);

●	an affiliate of an interested stockholder; or

●	an associate of an interested stockholder, for three years following the date that the stockholder became an interested stockholder.

A “business combination” includes a merger or sale of more than 10% of our assets. However, the above provisions of Section 203 do not apply if:

●	our Board of Directors approves the transaction that made the stockholder an “interested stockholder,” prior to the date of the transaction;

●	after the completion of the transaction that resulted in the stockholder becoming an interested stockholder, that stockholder owned at least 85% of our voting stock outstanding at the time the transaction commenced, other than statutorily excluded shares of common stock; or

●	on or subsequent to the date of the transaction, the business combination is approved by our Board of Directors and authorized at a meeting of our stockholders, and not by written consent, by an affirmative vote of at least two-thirds of the outstanding voting stock not owned by the interested stockholder.

Exclusive Forum for Certain Lawsuits

The Proposed Certificate of Incorporation provides that unless the corporation consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall, to the fullest extent permitted by law, be the sole and exclusive forum for (1) any derivative action or proceeding brought on behalf of the corporation, (2) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of the corporation to the corporation or the corporation’s stockholders, (3) any action arising pursuant to any provision of the DGCL or the Certificate of Incorporation or the Bylaws, or (4) any action asserting a claim governed by the internal affairs doctrine. Unless the corporation consents in writing to the selection of an alternative forum, the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933, as amended.

Special meeting of stockholders

Special meetings of the stockholders of the corporation may be called, for any purpose or purposes, by (i) the Chair of the Board of Directors, (ii) the Chief Executive Officer, (iii) the Board of Directors or (iv) by the Secretary following receipt of written demand from stockholders holding, at least 25% of the voting power of the outstanding shares of the corporation.

Stockholder Action by Written Consent

The Proposed Bylaws permit our stockholders to act by written consent.

Advance notice requirements for stockholder proposals and director nominations

The Proposed Bylaws provide that stockholders seeking to bring business before our annual meeting of stockholders, or to nominate candidates for election as directors at our annual meeting of stockholders must provide timely notice of their intent in writing, as well as additional information.

These provisions may preclude our stockholders from bringing matters before our annual meeting of stockholders or from making nominations for directors at our annual meeting of stockholders.

Authorized but unissued shares

Our authorized but unissued Common Stock and Preferred Stock is available for future issuances without stockholder approval, and could be utilized for a variety of corporate purposes, including future offerings to raise additional capital, acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved Common Stock and Preferred Stock could render more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

Transfer Agent and Registrar

Our transfer agent and registrar is Continental Stock Transfer & Trust Company, whose address is 1 State Street Plaza, 30th Floor, New York, NY 10004.

Listing

Following the consummation of the Business Combination, our common stock will be quoted on the OTC Markets under the symbol “SHAZ.” In addition, we intend to apply to have our shares of common stock approved for listing on the Nasdaq Capital Market under the symbol “SHAZ.”

PLAN OF DISTRIBUTION

This prospectus relates solely to the primary offering of shares of our Class A Ordinary Common Stock by us. The resale of certain of our outstanding securities by selling stockholders is being registered under a separate registration statement on Form S-1 filed with the SEC.

Underwriting

We and the underwriters named below have entered into an underwriting agreement with respect to the shares being offered herein. Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to the underwriters, and such underwriters have agreed to purchase from us, the number of shares set forth in this prospectus.

This offering is being conducted in connection with, and is conditioned upon the consummation of our Business Combination. If the Business Combination is not completed, this offering will not be consummated, and all funds received from investors will be returned without interest.

Offering Price and Underwriting Discounts

The public offering price of the shares is $[●] per share. The underwriters will receive an underwriting discount of $[●] per share, or a total of $[●], based on the number of shares sold in this offering. The following table shows the calculation of the proceeds to us and the underwriting discount:

[To Come]

Option to Purchase Additional Shares

We have granted the underwriters an option to purchase up to an additional [●] shares (equal to [●]% of the shares offered herein) from us at the public offering price, less the underwriting discount, to cover over-allotments, if any. This option may be exercised in whole or in part at any time within [●] days from the date of this prospectus.

Lock-Up Agreements

Pursuant to lock-up agreements, we, our directors, officers, and certain holders of our securities, have agreed that, subject to limited exceptions, we will not offer, sell, pledge or otherwise dispose of any shares of our common stock for a period of [●] days following the date of this prospectus without the prior written consent of the managing underwriters.

Stabilization and Other Transactions

In connection with this offering, the underwriters may engage in stabilizing transactions, short covering transactions, or purchases to cover short positions in accordance with Regulation M under the Securities Exchange Act of 1934. These transactions may be commenced, discontinued, or re-commenced at any time.

Delivery and Listing

[to come]

DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION FOR SECURITIES ACT LIABILITY

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, the registrant has been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, our securities traded on the OTC Markets. Future sales of substantial amounts of our common stock in the public market could adversely affect prevailing market prices of our common stock from time to time and could impair our future ability to raise equity capital in the future. Furthermore, because only a limited number of shares of our common stock will be available for sale shortly after this offering due to certain contractual and legal restrictions on resale described below, sales of substantial amounts of our common stock in the public market after such restrictions lapse, or the anticipation of such sales, could adversely affect the prevailing market price of our common stock and our ability to raise equity capital in the future.

Based upon the number of shares outstanding as of [________], 2025, upon the closing of this offering, we will have outstanding an aggregate of [_____] shares of common stock, assuming no exercise of the underwriters’ over-allotment option and no exercise of outstanding options and warrants, after giving effect to the conversion of all outstanding shares of our preferred stock into [______] shares of common stock immediately prior to the closing of this offering. All of the shares sold in this offering by us will be freely tradable without restrictions or further registration under the Securities Act, unless held by our affiliates, as that term is defined under Rule 144 under the Securities Act, or subject to lock-up agreements. The remaining shares of common stock outstanding upon the closing of this offering are restricted securities as defined in Rule 144. Restricted securities may be sold in the U.S. public market only if registered or if they qualify for an exemption from registration, including by reason of Rule 144 or Rule 701 under the Securities Act, which rules are summarized below. These remaining shares will generally become available for sale in the public market as follows:

●	[__________] shares will be eligible for sale in the public market on the date of this prospectus; and

●	approximately [_____] shares will be eligible for sale in the public market upon expiration of lock-up agreements 181 days after the date of this prospectus, subject in certain circumstances to the volume, manner of sale and other limitations of Rule 144 and Rule 701.

As of [________], 2025, of the [_______] shares of common stock issuable upon exercise of outstanding options and warrants, approximately [_______] shares will be vested and eligible for sale 181 days after the date of this prospectus.

We may issue shares of common stock from time to time as consideration for future acquisitions, investments or other corporate purposes. In the event that any such acquisition, investment or other transaction is significant, the number of shares of common stock that we may issue may in turn be significant. We may also grant registration rights covering those shares of common stock issued in connection with any such acquisition and investment.

In addition, the shares of common stock reserved for future issuance under our 2025 Plan will become eligible for sale in the public market to the extent permitted by the provisions of various vesting schedules, the lock-up agreements, a registration statement under the Securities Act or an exemption from registration, including Rule 144 and Rule 701.

Rule 144

In general, persons who have beneficially owned restricted shares of our common stock for at least six months, and any affiliate of the company who owns either restricted or unrestricted shares of our common stock, are entitled to sell their securities without registration with the SEC under an exemption from registration provided by Rule 144 under the Securities Act.

In general, a person who has beneficially owned restricted shares of our common stock for at least six months would be entitled to sell their securities provided that (1) such person is not deemed to have been one of our affiliates at the time of, or at any time during the 90 days preceding, a sale, (2) we have been subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale and (3) we are current in our Exchange Act reporting at the time of sale.

Persons who have beneficially owned restricted shares of our common stock for at least six months, but who are our affiliates at the time of, or any time during the 90 days preceding, a sale, would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of securities that does not exceed the greater of either of the following:

●	1% of the number of shares of our common stock then outstanding, which will equal approximately [______] shares immediately after the closing of this offering based on the number of common shares outstanding as of [________], 2025.

●	the average weekly trading volume of our common stock on [______] during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Such sales by affiliates must also comply with the manner of sale, current public information and notice provisions of Rule 144.

Rule 701

In general, under Rule 701, a person who purchased shares of our common stock pursuant to a written compensatory plan or contract and who is not deemed to have been one of our affiliates during the immediately preceding 90 days may sell these shares in reliance upon Rule 144, but without being required to comply with the notice, manner of sale, public information requirements or volume limitation provisions of Rule 144. Rule 701 also permits affiliates to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. All holders of Rule 701 shares, however, are required to wait until 90 days after the date of this prospectus before selling such shares pursuant to Rule 701. As of [________], 2025, [_____] shares of our outstanding common stock had been issued in reliance on Rule 701 as a result of exercises of stock options and issuance of restricted stock. However, substantially all Rule 701 shares are subject to lock-up agreements as described below and will become eligible for sale upon the expiration of the restrictions set forth in those agreements.]

Form S-8 Registration Statements

Following this offering, we intend to file with the SEC a registration statement on Form S-8 under the Securities Act to register the offer and sale of shares of our common stock that are issuable pursuant to our equity incentive plan. Shares covered by this registration statement will then be eligible for sale in the public markets, subject to vesting restrictions, any applicable lock-up agreements described below and Rule 144 limitations applicable to affiliates.]

Lock-Up Arrangements

We, all of our directors and executive officers and holders of substantially all of our common stock and securities exercisable for or convertible into our common stock outstanding immediately upon the closing of this offering, have agreed with the underwriters that, for a period of 180 days following the date of this prospectus, subject to certain exceptions, we and they will not, directly or indirectly, offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale, or otherwise dispose of or hedge any of our shares of common stock, any options, or any securities convertible into, or exchangeable for or that represent the right to receive shares of our common stock. These agreements are described in the section of this prospectus titled “Underwriting.”

UNDERWRITING

We are offering our shares of common stock described in this prospectus through the underwriters named below. Lucid Capital Markets, LLC is acting as representative of the underwriters. We have entered into an underwriting agreement with the underwriters. Subject to the terms and conditions of the underwriting agreement, each of the underwriters has severally agreed to purchase, and we have agreed to sell to the underwriters, the number of shares of common stock listed next to its name in the following table.

Underwriters	Number of Shares
Lucid Capital Markets, LLC

Total

The underwriting agreement provides that the underwriters must buy all of the shares of common stock if they buy any of them. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ option to purchase additional shares as described below.

Our shares of common stock are offered subject to a number of conditions, including:

●	receipt and acceptance of our shares of common stock by the underwriters; and

●	the underwriters’ right to reject orders in whole or in part.

We have been advised by Lucid Capital Markets, LLC that the underwriters intend to make a market in our shares of common stock but that they are not obligated to do so and may discontinue making a market at any time without notice.

In connection with this offering, certain of the underwriters or securities dealers may distribute prospectuses electronically.

Option to Purchase Additional Shares

We have granted the underwriters an option to buy up to an aggregate of                  additional shares of common stock. The underwriters have 45 days from the date of this prospectus to exercise this option. If the underwriters exercise this option, they will each purchase additional shares of common stock approximately in proportion to the amounts specified in the table above.

Underwriting Discount

Shares sold by the underwriters to the public will initially be offered at the initial offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $         per share from the initial public offering price. The underwriters may offer the shares through one or more of their affiliates or selling agents. If all the shares are not sold at the initial public offering price, Lucid Capital Markets, LLC may change the offering price and the other selling terms. Upon execution of the underwriting agreement, the underwriters will be obligated to purchase the shares at the prices and upon the terms stated therein.

The following table shows the per share and total underwriting discount we will pay to the underwriters assuming both no exercise and full exercise of the underwriters’ option to purchase up to                additional shares.

	No Exercise	Full Exercise
Per share	$	$
Total	$	$

We have agreed to pay Lucid Capital Markets, LLC’s out-of-pocket accountable expenses, including Lucid Capital Markets, LLC’s legal fees, up to a maximum amount of $________ unless we consent in writing otherwise, irrespective of whether the offering is consummated. We have paid $[____] to Lucid Capital Markets, LLC as an advance to be applied towards reasonable out-of-pocket expenses (which we refer to as the Advance). Any portion of the Advance shall be returned back to us to the extent not actually incurred.

We estimate that the total expenses of the offering payable by us, not including the underwriting discount, will be approximately $[___] million. We have also agreed to reimburse the underwriters for certain expenses incurred by them.

Representative’s Warrants

 We have also agreed to issue to Lucid Capital Markets, LLC (or its permitted assignees) the warrants to purchase a number of our shares of common stock equal to an aggregate of __% of the total number of shares of common stock sold in this offering (or Representative’s Warrants). The Representative’s Warrants will have an exercise price equal to ____% of the offering price of the shares of common stock sold in this offering and may be exercised on a cashless basis. The Representative’s Warrants are exercisable commencing twelve (12) months after the effective date of the registration statement related to this offering, and will expire five years after the effective date of such registration statement. The Representative’s Warrants are not redeemable by us. We have agreed to a one time demand registration of the shares of common stock underlying the Representative’s Warrants for a period of four years from the effective date of the registration statement related to this offering. The Representative’s Warrants also provide for unlimited “piggyback” registration rights at our expense with respect to the underlying shares of common stock during the seven year period commencing from the effective date of the registration statement related to this offering. The Representative’s Warrants and the shares of common stock underlying the Representative’s Warrants, have been deemed compensation by FINRA and are therefore subject to a 180-day lock-up pursuant to Rule 5110(g)(1) of FINRA. The underwriters (or permitted assignees under the Rule) may not sell, transfer, assign, pledge or hypothecate the Representative’s Warrants or the securities underlying the Representative’s Warrants, nor will they engage in any hedging, short sale, derivative, put or call transaction that would result in the effective economic disposition of the Representative’s Warrants or the underlying securities for a period of 12 months from the effective date of this offering, except to any FINRA member participating in the offering and their bona fide officers or partners. The Representative’s Warrants will provide for adjustment in the number and price of such Representative’s Warrants (and the shares of common stock underlying such Representative’s Warrants) to prevent dilution in the event of a forward or reverse stock split, stock dividend or similar recapitalization.

Right of First Refusal

We have agreed to grant Lucid Capital Markets, LLC, for the six (6) month period following the effective date of the registration statement related to this offering, a right of first refusal to act as investment banker, financial advisor or other similar professional in connection with a fairness opinion, valuation, recapitalization, capital raising, sale, business combination or similar transaction during such six (6) month period subject to such procedures as agreed upon in the underwriting agreement.

Lock-Up Agreements

We and our directors, officers and [our current shareholders] as of the effective date of the registration statement related to this offering (and all holders of securities exercisable for or convertible into shares of common stock) shall enter into customary “lock-up” agreements in favor of Lucid Capital Markets, LLC pursuant to which such persons and entities shall agree, for a period of 180 days after the effective date of the registration statement related to this offering, that they shall neither offer, issue, sell, contract to sell, encumber, grant any option for the sale of or otherwise dispose of any of our securities without Lucid Capital Markets, LLC’s prior written consent, including the issuance of shares of common stock upon the exercise of currently outstanding convertible securities.

Indemnification

We have agreed to indemnify the several underwriters against certain liabilities, including certain liabilities under the Securities Act. If we are unable to provide this indemnification, we have agreed to contribute to payments the underwriters may be required to make in respect of those liabilities.

Other Relationships

Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us or our affiliates. They have received, or may in the future receive, customary fees and commissions for these transactions.

No Public Market

Prior to this offering, there has not been a public market for our securities in the U.S. and the public offering price for our securities will be determined through negotiations between us and the underwriters. Among the factors to be considered in these negotiations will be prevailing market conditions, our financial information, market valuations of other companies that we and the underwriters believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant.

We offer no assurances that the initial public offering price will correspond to the price at which our securities will trade in the public market subsequent to this offering or that an active trading market for our securities will develop and continue after this offering.

Stock Exchange

We intend to apply to have our shares of common stock approved for listing on the Nasdaq Capital Market under the symbol “SHAZ.”

Electronic Distribution

A prospectus in electronic format may be made available on websites or through other online services maintained by one or more of the underwriters of this offering, or by their affiliates. Other than the prospectus in electronic format, the information on any underwriter’s website and any information contained in any other website maintained by an underwriter is not part of this prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or any underwriter in its capacity as underwriter, and should not be relied upon by investors.

Price Stabilization, Short Positions

In connection with this offering, the underwriters may engage in activities that stabilize, maintain or otherwise affect the price of our shares of common stock during and after this offering, including:

●	stabilizing transactions;

●	short sales;

●	purchases to cover positions created by short sales;

●	imposition of penalty bids; and

●	syndicate covering transactions.

Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of our shares of common stock while this offering is in progress. Stabilization transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum. These transactions may also include making short sales of our shares of common stock, which involve the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering and purchasing shares of common stock on the open market to cover short positions created by short sales. Short sales may be “covered short sales,” which are short positions in an amount not greater than the underwriters’ option to purchase additional shares referred to above, or may be “naked short sales,” which are short positions in excess of that amount.

The underwriters may close out any covered short position by either exercising their option, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option.

Naked short sales are short sales made in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares of common stock in the open market that could adversely affect investors who purchased in this offering.

The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because Lucid Capital Markets, LLC has repurchased shares sold by or for the account of that underwriter in stabilizing or short covering transactions.

These stabilizing transactions, short sales, purchases to cover positions created by short sales, the imposition of penalty bids and syndicate covering transactions may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result of these activities, the price of our common stock may be higher than the price that otherwise might exist in the open market. The underwriters may carry out these transactions on the NYSE American, in the over-the-counter market or otherwise. Neither we nor the underwriters make any representation or prediction as to the effect that the transactions described above may have on the price of the shares. Neither we, nor any of the underwriters make any representation that the underwriters will engage in these stabilization transactions or that any transaction, once commenced, will not be discontinued without notice.

Determination of Offering Price

Prior to this offering, there was no public market for our shares of common stock. The initial public offering price will be determined by negotiation among us and Lucid Capital Markets, LLC. The principal factors to be considered in determining the initial public offering price include:

●	the information set forth in this prospectus and otherwise available to Lucid Capital Markets, LLC;

●	our history and prospects and the history and prospects for the industry in which we compete;

●	our past and present financial performance;

●	our prospects for future earnings and the present state of our development;

●	the general condition of the securities market at the time of this offering;

●	the recent market prices of, and demand for, publicly traded shares of generally comparable companies; and

●	other factors deemed relevant by the underwriters and us.

The estimated public offering price range set forth on the cover page of this preliminary prospectus is subject to change as a result of market conditions and other factors. Neither we nor the underwriters can assure investors that an active trading market will develop for our shares of common stock or that the shares of common stock will trade in the public market at or above the initial public offering price.

Affiliations

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. The underwriters and their affiliates may from time to time in the future engage with us and perform services for us or in the ordinary course of their business for which they will receive customary fees and expenses. In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities and/or instruments of us. The underwriters and their respective affiliates may also make investment recommendations and/or publish or express independent research views in respect of these securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in these securities and instruments.

Electronic Distribution

A prospectus in electronic format may be made available on the Internet sites or through other online services maintained by one or more of the underwriters participating in this offering, or by their affiliates. In those cases, prospective investors may view offering terms online and, depending upon the particular underwriter, prospective investors may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of shares for sale to online brokerage account holders. Any such allocation for online distributions will be made by the underwriters on the same basis as other allocations. Other than the prospectus in electronic format, the information on any underwriter’s website and any information contained in any other website maintained by an underwriter is not part of the prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or any underwriter in its capacity as underwriter and should not be relied upon by investors.

LEGAL MATTERS

Loeb & Loeb LLP will pass upon the validity of the securities of offered hereby.

EXPERTS

The financial statements of Roth CH Holdings, Inc. as of December 31, 2024 and for the period from December 30, 2024 (inception) through December 31, 2024 included in this Prospectus and in the Registration Statement have been so included in reliance on the reports of Marcum LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting. The report on the financial statements contains an explanatory paragraph regarding Roth CH Holdings, Inc.’s ability to continue as a going concern.

The financial statements of Roth CH Acquisition Co. as of December 31, 2024 and 2023 and for each of the two years in the period ended December 31, 2024 included in this Prospectus and in the Registration Statement have been so included in reliance on the reports of Marcum LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting. The report on the financial statements contains an explanatory paragraph regarding Roth CH Acquisition Co.’s ability to continue as a going concern.

The consolidated financial statements of SharonAI Inc. as of December 31, 2024 and 2023, and for each of the two years in the period ended December 31, 2024, included in this prospectus, have been included in reliance on the report of HoganTaylor LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The consolidated financial statements of Distributed Storage Solutions Limited ACN 646 979 222 as of December 31, 2023 and 2022, and for each of the two years in the period ended December 31, 2023, included in this prospectus, have been included in reliance on the report of Wolf & Company P.C., an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

This prospectus constitutes a part of a registration statement on Form S-1 filed under the Securities Act. As permitted by the SEC’s rules, this prospectus and any prospectus supplement, which form a part of the registration statement, do not contain all the information that is included in the registration statement. You will find additional information about us in the registration statement and its exhibits. Any statements made in this prospectus or any prospectus supplement concerning legal documents are not necessarily complete and you should read the documents that are filed as exhibits to the registration statement or otherwise filed with the SEC for a more complete understanding of the document or matter.

You can read our electronic SEC filings, including such registration statement, on the internet at the SEC’s website at www.sec.gov. We are subject to the information reporting requirements of the Exchange Act, and we file reports, proxy statements and other information with the SEC. These reports, proxy statements and other information will be available at the website of the SEC referred to above. If you would like additional copies of this prospectus, or if you have questions about the business combination, you should contact via phone or in writing:

Roth CH Holdings, Inc.
2340 Collins Avenue, Suite 402

Miami, Florida 33141

Tel. No. (949) 720-7133

Attention: John Lipman, Chief Executive Officer

E-mail: jclipman32@gmail.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholder and Director of

Roth CH Holdings Inc.

Opinion on the Financial Statements

We have audited the accompanying balance sheet of Roth CH Holdings Inc. (the “Company”) as of December 31, 2024 the related statements of operations, changes in stockholder’s deficit and cash flows for the period from December 30, 2024 (inception) through December 31, 2024 and the related notes (collectively referred to as the “financial statements”). In our opinion, based on our audits, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and the results of its operations and its cash flows for the period from December 30, 2024 through December 31, 2024. in conformity with accounting principles generally accepted in the United States of America.

Explanatory Paragraph – Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As more fully described in Note 1, the Company has a significant working capital deficiency, has incurred significant losses and needs to raise additional funds to meet its obligations and sustain its operations. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Bases for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

Marcum LLP   /   340 Mount Kemble Ave, Suite 210N   /   Morristown, NJ 07960   /   Phone 973.929.3500   /   marcumllp.com

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Marcum LLP

We have served as the Company’s auditor since 2025.

Morristown, NJ

April 22, 2025

ROTH CH HOLDINGS, INC.

BALANCE SHEET

December 31, 2024

December 31, 2024
ASSETS
Total current assets	$-

TOTAL ASSETS	$-

LIABILITIES AND STOCKHOLDER’S EQUITY
Accounts payable	$517
Accrued expenses	-
Total current liabilities	517

TOTAL LIABILITIES	$517

STOCKHOLDER’S DEFICIT
Common stock, no par value; 1,000 shares authorized; 1,000 issued and outstanding	-
Additional paid-in capital	-
Accumulated deficit	(517)
Total stockholder’s deficit	(517)
TOTAL LIABILITIES AND STOCKHOLDER’S DEFICIT	$-

The accompanying notes are an integral part of these financial statements.

ROTH CH HOLDINGS, INC.

STATEMENT OF OPERATIONS

FOR THE PERIOD FROM DECEMBER 30, 2024 (INCEPTION) TO DECEMBER 31, 2024

For the period from December 30, 2024 (inception) to December 31, 2024
Operating expenses
General and administrative	$517
Loss from operations	$(517)

Net loss	$(517)

Weighted average number of shares of common stock outstanding, basic and diluted	1,000

Basic and diluted net loss per share of common stock	$(0.52)

The accompanying notes are an integral part of these financial statements.

ROTH CH HOLDINGS, INC.

STATEMENT OF CHANGES IN STOCKHOLDER’S DEFICIT

FOR THE PERIOD FROM DECEMBER 30, 2024 (INCEPTION) TO DECEMBER 31, 2024

	Common Stock		Additional Paid-in	Accumulated	Total Stockholder’s
	Shares	Amount	Capital	Deficit	Deficit
Balance, December 30, 2024 (inception)	-	$-	$-	$-	$-
Shares issued at inception	1,000	-	-	-	-
Net loss	-	-	-	(517)	(517)
Balance, December 31, 2024	1,000	$-	$-	$(517)	$(517)

The accompanying notes are an integral part of these financial statements.

ROTH CH HOLDINGS, INC.

STATEMENT OF CASH FLOWS

FOR THE PERIOD FROM DECEMBER 30, 2024 (INCEPTION) TO DECEMBER 31, 2024

For the period from December 30, 2024 (inception) to December 31, 2024
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(517)
Adjustments to reconcile net income to net cash used in operations:
Changes in operating assets and liabilities:
Accounts payable	517
CASH USED IN OPERATING ACTIVITIES	-

CASH FLOWS FROM FINANCING ACTIVITIES
Issuance of common stock	-
CASH USED IN FINANCING ACTIVITIES	-

NET CHANGE IN CASH	-
Cash, beginning of period	-
Cash, end of period	$-

The accompanying notes are an integral part of these financial statements.

ROTH CH HOLDINGS, INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE PERIOD FROM DECEMBER 30, 2024 (INCEPTION) TO DECEMBER 31, 2024

Note 1. Organization

Description of Business

Roth CH Holdings, Inc. (the “Company”, “The Company The Company”) was incorporated in Delaware on December 30, 2024 for the purpose of merging with Roth CH Acquisition Co., a Cayman Islands exempt company (“Roth CH”) prior to the transactions contemplated in the Business Combination Agreement (see Note 5), to facilitate the consummation of a business combination. The Company will become the ultimate parent company following the transactions contemplated in the Business Combination Agreement.

On December 30, 2024, Roth CH purchased 1,000 shares of the Company for a consideration of $0.10, which represents 100% ownership of the Company.

Note 2. Liquidity and Going Concern

For the period from December 30, 2024 (inception) to December 31, 2024, the Company has not generated revenue and reported a net loss of $517. As of December 31, 2024, the Company had an aggregate cash of $Nil and a net working capital deficit of $517. These conditions cast substantial doubt on the Company’s ability to continue as a going concern.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern even though events and conditions exist that when considered in aggregate raise substantial doubt about the Company’s ability to continue as going concern. Management plans to complete the proposed Business Combination (see Note 5) by June 30, 2025 (the “Agreement End Date”). Ongoing operations are dependent upon the Company consummating the proposes Business Combination and if the Company is unsuccessful, operations would cease except for the purpose of liquidating.

As a result of the above, in connection with the Company’s assessment of going concern considerations in accordance with Financial Accounting Standard Board’s (“FASB”) Accounting Standards Update (“ASU”) 2014-15, Disclosures of Uncertainties about an Entity’s Ability to Continue as a Going Concern, management has determined that the Company’s liquidity condition raises substantial doubt about the Company’s ability to continue as a going concern through twelve months from the date these financial statements are available to be issued. These financial statements do not include any adjustments relating to the recovery of the recorded assets or the classification of the liabilities that might be necessary should the Company be unable to continue as a going concern.

Note 3. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements are presented in U.S. dollars which is also the Company’s functional currency and have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) and pursuant to the accounting rules and regulations of the SEC. References to GAAP issued by the FASB in these accompanying notes to the financial statements are to the FASB Accounting Standards Codification (“ASC”).

ROTH CH HOLDINGS, INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE PERIOD FROM DECEMBER 30, 2024 (INCEPTION) TO DECEMBER 31, 2024

Emerging Growth Company Status

The Company is expected to be an “emerging growth company”, as defined in Section 2(a) of the Securities Act of 1933, as amended, (the “Securities Act”), as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). The JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. Thus, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. The Company has elected to take advantage of the extended transition period to comply with new or revised accounting standards and to adopt certain of the reduced disclosure requirements available to emerging growth companies. As a result of the accounting standards election, the Company will not be subject to the same implementation timeline for new or revised accounting standards as other public companies that are not emerging growth companies which may make comparison of the Company’s financial statements to those of other public companies more difficult.

Use of Estimates

The preparation of the accompanying financial statements in conformity with GAAP requires management to make certain estimates and assumptions that affect the reported amounts and disclosure of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate is the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

There were no significant estimates for the period from December 30, 2024 (inception) to December 31, 2024.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity date of three months or less when purchased to be cash equivalents. The Company did not have any cash or cash equivalents as of December 31, 2024.

Net Loss Per Share

Basic net loss per share is computed by dividing net loss by the weighted average number of shares of common stock outstanding during the period. Diluted net loss per share is computed by giving effect to all potential shares of common stock, including preferred stock and convertible notes, to the extent dilutive. There were not potential diluted common stock equivalents for the period from December 30, 2024 (inception) to December 31, 2024.

Income taxes

The Company follows the asset and liability method of accounting for income taxes under FASB ASC 740, which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that included the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

FASB ASC 740 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and the measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more likely than not to be sustained upon examination by taxing authorities. The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position. The Company is subject to income tax examinations by major taxing authorities since inception.

Note 4. Stockholder’s Deficit

Common stock – The Company is authorized to issue 1,000 shares of common stock with $0.0001 par value. As of December 31, 2024, there was 1,000 shares of common stock issued and outstanding. Each share of common stock entitles the holder to one vote.

Note 5. Subsequent events

The Company evaluated subsequent events and transactions that occurred after the balance sheet date up to the date the financial statements are issued. The Company did not identify any subsequent events that would have required adjustment or disclosure in these unaudited financial statements.

On January 28, 2025, the Company, entered into that certain Business Combination Agreement (as it may be amended, supplemented or otherwise modified from time to time, the “Business Combination Agreement”), by and among the Company, Roth CH, Roth CH Merger Sub, Inc., a Delaware corporation and a direct, wholly owned subsidiary of the Roth CH (“Merger Sub”), and SharonAI Inc., a Delaware corporation (the “Target”).

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

Roth CH Acquisition Co.

Opinion on the Financial Statements

We have audited the accompanying balance sheets of Roth CH Acquisition Co. (the “Company”) as of December 31, 2024 and 2023, the related statements of operations, changes in shareholders’ deficit and cash flows for each of the two years in the period ended December 31, 2024, and the related notes (collectively referred to as the “financial statements”). In our opinion, based on our audits, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Explanatory Paragraph – Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As more fully described in Note 1 to the financial statements, the Company’s business plan is dependent on the completion of a business combination and the Company’s cash and working capital as of December 31, 2024 are not sufficient to complete its planned activities. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Marcum LLP

Marcum LLP

We have served as the Company’s auditor since 2021.

Morristown, NJ
March 27, 2025

ROTH CH ACQUISITION CO.

BALANCE SHEETS

	December 31, 2024	December 31, 2023
ASSETS
Cash	$6,738	$13,755
Prepaid expenses	7,500	38,141
Total Current Assets	14,238	51,896

Trust Account receivable	-	147,410
Cash and marketable securities held in Trust Account	-	23,332,031
TOTAL ASSETS	$14,238	$23,531,337

LIABILITIES, CLASS A ORDINARY SHARES SUBJECT TO POSSIBLE REDEMPTION AND SHAREHOLDERS’ DEFICIT
Current liabilities
Accounts payable and accrued expenses	$926,512	$660,952
Promissory note - related party	1,109,412	682,508
Total Current Liabilities	2,035,924	1,343,460

Warrant liabilities	222,500	556,250
Total Liabilities	2,258,424	1,899,710

Commitments and Contingencies (Note 8)
Class A ordinary shares subject to possible redemption; $0.0001 par value; 200,000,000 shares authorized; 0 and 2,119,236 shares issued and outstanding at redemption value of $0 and $11.08 per share at December 31, 2024 and 2023, respectively	-	23,479,441

SHAREHOLDERS’ DEFICIT
Preference shares, $0.0001 par value; 1,000,000 shares authorized; no issued or outstanding	-	-
Class A ordinary shares, $0.0001 par value; 200,000,000 shares authorized; 5,836,553 and 5,675,000 shares issued or outstanding (excluding 0 and 2,119,236 shares subject to possible redemption) at December 31, 2024 and 2023, respectively	584	568
Class B ordinary shares, $0.0001 par value; 20,000,000 shares authorized; 75,000 shares issued and outstanding at December 31, 2024 and 2023	7	7
Additional paid-in capital	6,592,111	7,107,564
Accumulated deficit	(8,836,888)	(8,955,953)
Total Shareholders’ Deficit	(2,244,186)	(1,847,814)

LIABILITIES, CLASS A ORDINARY SHARES SUBJECT TO POSSIBLE REDEMPTION AND SHAREHOLDERS’ DEFICIT	$14,238	$23,531,337

The accompanying notes are an integral part of the financial statements.

ROTH CH ACQUISITION CO.

STATEMENTS OF OPERATIONS

	For the Years Ended December 31,
	2024	2023
General and administrative expenses	$650,122	$4,416,661
Loss from operations	(650,122)	(4,416,661)

Other income (expense):
Change in fair value of warrant liabilities	333,750	(73,425)
Interest income on cash and marketable securities held in Trust Account	435,437	2,509,662
Forgiveness of Debt	-	4,692,176
Commitment fee	-	(125,000)
Other income, net	769,187	7,003,413

Net income	$119,065	$2,586,752

Basic and diluted weighted average shares outstanding, Class A redeemable ordinary shares	787,476	5,323,369

Basic and diluted net income per share, Class A redeemable ordinary shares	$0.02	$0.23

Basic and diluted weighted average shares outstanding, Class A and B non-redeemable ordinary shares	5,851,522	5,750,000

Basic and diluted net income per share, Class A and B non-redeemable ordinary shares	$0.02	$0.23

The accompanying notes are an integral part of the financial statements.

ROTH CH ACQUISITION CO.

STATEMENTS OF CHANGES IN SHAREHOLDERS’ DEFICIT

FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

	Ordinary Shares				Additional		Total
	Class A		Class B		Paid-In	Accumulated	Shareholders’
	Shares	Amount	Shares	Amount	Capital	Deficit	Deficit
Balance — December 31, 2022	-	$-	5,750,000	$575	$-	$(10,482,723)	$(10,482,148)
Conversion of Class B ordinary shares to Class A ordinary shares	5,675,000	568	(5,675,000)	(568)	-	-	-
Sale of founder shares and private warrants by sponsor (Note 5)	-	-	-	-	5,753	-	5,753
Sale of founder shares and private warrants by sponsor (Note 5)	-	-	-	-	(5,753)	-	(5,753)
Capital contribution from forgiveness of related party expenses (Note 5)	-	-	-	-	60,556	-	60,556
Capital contribution from Wejo Assignment and assumption agreement (Note 5)	-	-	-	-	250,000	-	250,000
Capital contribution from Working Capital Advance (Note 5)	-	-	-	-	250,000	-	250,000
Capital contribution from commitment fee (Note 5)	-	-	-	-	125,000		125,000
Reduction of deferred underwriting fee	-	-	-	-	8,231,688	-	8,231,688
Remeasurement of Class A ordinary shares subject to redemption	-	-	-	-	(1,809,680)	(1,059,982)	(2,869,662)
Net loss	-	-	-	-	-	2,586,752	2,586,752
Balance — December 31, 2023	5,675,000	$568	75,000	$7	$7,107,564	$(8,955,953)	$(1,847,814)
Remeasurement of Class A ordinary shares subject to redemption	-	-	-	-	(515,437)	-	(515,437)
Issuance of Class A ordinary shares	161,553	16	-	-	(16)	-	-
Net income	-	-	-	-	-	119,065	119,065
Balance — December 31, 2024	5,836,553	$584	75,000	$7	$6,592,111	$(8,836,888)	$(2,244,186)

The accompanying notes are an integral part of the financial statements.

ROTH CH ACQUISITION CO.

STATEMENTS OF CASH FLOWS

	For the Years Ended December 31,
	2024	2023
Cash Flows from Operating Activities:
Net income	$119,065	$2,586,752
Adjustments to reconcile net income to net cash used in operating activities:
Interest income on cash and marketable securities held in Trust Account	(435,437)	(2,509,662)
Change in fair value of warrant liability	(333,750)	73,425
Forgiveness of debt	-	(4,692,176)
Interest expense	-	125,000
Changes in operating assets and liabilities:
Prepaid expenses	30,641	297,934
Accounts payable and accrued expenses	265,560	3,263,737
Accrued offering costs	-	(8,000)
Net cash used in operating activities	(353,921)	(862,990)

Cash Flows from Investing Activities:
Investment of cash into Trust Account	(327,410)	(360,000)
Cash withdrawn from Trust Account for working capital	100,000	-
Cash withdrawn from Trust Account in connection with redemption	23,994,878	217,525,458
Trust receivable	147,410	-
Net cash provided by Investing activities	23,914,878	217,165,458

Cash Flows from Financing Activities:
Proceeds from promissory note – related party	426,904	591,508
Advances from related party	-	341,000
Proceeds from Working Capital Advance	-	250,000
Payment of offering costs	-	(70,000)
Redemption of ordinary shares	(23,994,878)	(217,525,458)
Net cash used in financing activities	(23,567,974)	(216,412,950)

Net Change in Cash	(7,017)	(110,482)
Cash – Beginning	13,755	124,237
Cash – Ending	$6,738	$13,755

Non-cash investing and financing activities
Conversion of advances and short-term promissory notes to long-term promissory notes	$-	$91,000
Re-measurement of Class A ordinary shares subject to possible redemption amount	$515,437	$2,869,662
Deferred underwriting fee payable written-off	$-	$8,231,688
Forgiveness of debt from related parties	$-	$560,556

The accompanying notes are an integral part of the financial statements.

ROTH CH ACQUISITION CO.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2024

Note 1 — Description of Organization and Business Operations

Roth CH Acquisition Co. (the “Company”) is a blank check company incorporated as a Cayman Islands exempted company on April 20, 2021 with the name TKB Critical Technologies 1. The Company changed its name on September 7, 2023 to Roth CH Acquisition Co. The Company was formed for the purpose of entering into a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses (the “initial business combination”).

The Company is not limited to a particular industry or geographic location for purposes of consummating an initial business combination. The Company is an early stage and emerging growth company and, as such, the Company is subject to all of the risks associated with early stage and emerging growth companies.

As of December 31, 2024, the Company had not commenced any operations. All activity for the period from April 20, 2021 (inception) through December 31, 2024, relates to the Company’s formation and its initial public offering (the “IPO”), which is described below and, subsequent to the IPO, identifying a target company for an initial business combination. The Company will not generate any operating revenues until after the completion of the initial business combination, at the earliest. The Company generates non-operating income from the marketable securities held in the Trust Account up to the termination of the Trust Account (defined below).

The registration statement for the Company’s IPO was declared effective on October 26, 2021 (the “Effective Date”). On October 29, 2021, the Company consummated the IPO of 23,000,000 units (the “Units”), including 3,000,000 Units that were issued pursuant to the underwriters’ exercise of their over-allotment option in full, at $10.00 per Unit, generating gross proceeds of $230,000,000, which is discussed in Note 3. Simultaneously with the closing of the IPO, the Company consummated the sale of 10,750,000 Private Placement Warrants (the “Private Placement Warrants”) at a price of $1.00 per Private Warrant in a private placement to TKB Sponsor I, LLC (the “Sponsor”), generating proceeds of $10,750,000.

Transaction costs of the IPO amounted to $21,140,059, consisting of $3,850,000 of underwriting discount, $8,800,000 of deferred underwriting discount, $7,748,431 excess fair value of founder shares and $741,628 of offering costs. Of these amounts, $19,774,814 was recorded to additional paid-in capital and $1,365,245 costs related to the warrant liability was expensed immediately using the residual allocation method.

Following the closing of the IPO on October 29, 2021, $234,600,000 ($10.20 per Unit) from the net proceeds of the sale of the Units in the IPO and the sale of the Private Placement Warrants was placed in a trust account (the “Trust Account”), located in the United States, which were invested in U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act, with a maturity of 185 days or less or in any open-ended investment company that holds itself out as a money market fund selected by the Company meeting the conditions of Rule 2a-7 of the Investment Company Act, as determined by the Company, until the earlier of: (i) the completion of an initial business combination; and (ii) the redemption of any Public Shares (as defined below) properly submitted in connection with a shareholder vote to amend the Company’s Amended and Restated Memorandum and Articles of Association (“Articles”); and (iii) the redemption of the Company’s Public Shares if the Company is unable to complete the initial business combination by October 29, 2024 (or any extended period of time that the Company may have to consummate an initial business combination as a result of an amendment to its Articles) (the “Combination Period”). On April 29, 2024, pursuant to the Third Amendment, as described below, the Trust Account was voluntarily liquidated and the provisions in the Articles requiring that an initial business combination be completed within the Combination Period and other SPAC-related provisions (collectively, the “SPAC Provisions”) were eliminated.

Prior to the effectiveness of the Third Amendment, the Company’s management has broad discretion with respect to the specific application of the net proceeds of the IPO and the sale of the Private Placement Warrants, although substantially all of the net proceeds are intended to be applied generally toward consummating an initial business combination. There is no assurance that the Company will be able to complete an initial business combination successfully. Prior to the effectiveness of the Third Amendment, the Company was required to complete an initial business combination with one or more operating businesses or assets that together have an aggregate fair market value equal to at least 80% of the net assets held in the Trust Account (excluding the deferred underwriting commissions and taxes payable on the income earned on the Trust Account) at the time of the Company’s signing a definitive agreement in connection with its initial business combination and could only complete an initial business combination if the post-transaction company owned or acquired 50% or more of the outstanding voting securities of the target or otherwise acquired an interest in the target business or assets sufficient for it not to be required to register as an investment company under the Investment Company Act of 1940, as amended (the “Investment Company Act”).

Prior to the effectiveness of the Third Amendment, the Company was required to provide its holders of the outstanding Public Shares (the “public shareholders”) with the opportunity to redeem all or a portion of their Public Shares upon the completion of an initial business combination either (i) in connection with a general meeting called to approve the initial business combination or (ii) by means of a tender offer. The decision as to whether the Company will seek shareholder approval of an initial business combination or conduct a tender offer will be made by the Company. The public shareholder will be entitled to redeem their Public Shares for a pro rata portion of the amount then in the Trust Account ($10.20 per Public Share initially, plus any pro rata interest earned on the funds held in the Trust Account and not previously released to the Company to pay its tax obligations and which interest shall be net of taxes payable), calculated as of two business days prior to the completion of the initial business combination. There will be no redemption rights upon the completion of an initial business combination with respect to the Company’s warrants. In connection with the approval of the Third Amendment to remove the SPAC Provisions, the Company amended the Articles to allow shareholders of the Company to obtain their pro rata distribution of funds held in the Trust Account and also retain ten (10%) percent of their shares upon liquidation of the Trust Account.

On January 10, 2023, the Company, entered into a business combination agreement with Wejo Group Limited, an exempted company limited by shares incorporated under the laws of Bermuda (“Wejo”), and Green Merger Subsidiary Limited, an exempted company incorporated under the laws of the Cayman Islands and a direct, wholly owned subsidiary of Wejo (“Merger Sub 1”) and upon execution of a joinder to the business combination agreement, each of Wejo Holdings Limited, an exempted company limited by shares incorporated under the laws of Bermuda and a wholly owned subsidiary of Wejo (“Holdco”) and Wejo Acquisition Company Limited, an exempted company limited by shares incorporated under the laws of Bermuda and a wholly owned Subsidiary of Holdco (“Merger Sub 2” and together with Merger Sub 1) (as it may be amended, restated, supplemented or otherwise modified from time to time, the “Business Combination Agreement”). On June 25, 2023, the Company, Wejo, Holdco, Merger Sub 1 and Merger Sub 2 entered into that certain Mutual Termination Agreement (“Termination Agreement”) pursuant to which the parties mutually agreed to terminate the Business Combination Agreement pursuant to Section 7.1(a) thereof. The Termination Agreement also includes mutual releases of the parties. No party will be required to pay a termination fee as a result of the mutual decision to enter into the Termination Agreement. The termination of the Business Combination Agreement also terminates the Voting Agreement, dated as of January 10, 2023 (“Wejo Voting Agreement”) between the Company and certain shareholders of Wejo and the Voting Agreement, dated as of January 10, 2023 (the “Sponsor Voting Agreement”) between the Company, Sponsor and Directors, pursuant to the terms of the Wejo Voting Agreement and Sponsor Voting Agreement, respectively.

On January 27, 2023, the Company held an extraordinary general meeting (the “Extraordinary General Meeting”). At the Extraordinary General Meeting, the shareholders approved a proposal (the “Extension Amendment Proposal”) to amend the Company’s Amended and restated memorandum and articles of association (the “Articles”) to extend the date that the Company has to consummate a business combination from January 29, 2023 to June 29, 2023 (the “Extension Amendment”). The shareholders also approved a proposal (the “Trust Agreement Amendment Proposal”) to amend the Company’s Investment Management Trust Agreement, dated as of October 26, 2021, by and between the Company and Continental Stock Transfer & Trust Company as trustee (the “Trust Agreement”), to make a corresponding extension to the date the Company must commence liquidation of the Trust Account from January 29, 2023, to June 29, 2023. In connection with the vote to approve the Extension Amendment Proposal, the holders of 17,533,296 Class A ordinary shares properly exercised their right to redeem their shares for cash at a redemption price of approximately $10.38 per share, for an aggregate redemption amount of approximately $181.9 million.

On June 25, 2023, the Company, the Sponsor, each independent director of the Company (the “Directors”), and affiliates of Roth Capital Partners and Craig-Hallum Capital Group LLC (the “Buyers”) entered into a Securities Transfer Agreement (the “Agreement”) pursuant to which Sponsor and the Directors have agreed to sell to Buyers, and Buyers have agreed to purchase from Sponsor and the Directors, an aggregate of 4,312,500 ordinary shares consisting of 4,237,500 Class A ordinary shares and 75,000 Class B ordinary shares and 8,062,500 private placement warrants (together, the “Transferred Securities”) for an aggregate purchase price (the “Purchase Price”) of $1.00 (the “Transaction”). Following the closing of the Transaction, Sponsor will have certain continuing rights, including a right of first refusal to repurchase the Transferred Securities in certain circumstances as set forth in the Agreement and the right to invest up to 25% of certain financings. The closing of the Transaction is conditioned upon, among other things, (i) the termination of the Business Combination Agreement (as noted above) and the complete release of actual or potential claims or liabilities thereunder, (ii) continued listing of the Company’s Class A ordinary shares on Nasdaq, (iii) the waiver by the underwriters of the Company’s initial public offering of their rights to deferred underwriting compensation pursuant to the Underwriting Agreement dated as of October 26, 2021, between the Company and Jefferies LLC as representative of the underwriters named therein, and (iv) the occurrence of the Class B Conversion.

On June 26, 2023, the Company entered into a termination agreement (the “Termination Agreement”), pursuant to which the Company terminated the Administrative Services Agreement with Tartavull Klein Blatteis Capital, LLC dated October 26, 2021 and Tartavull Klein Blatteis Capital, LLC forgave and fully discharged all outstanding fees thereunder as of the date of the Closing.

On June 28, 2023, the Company held an extraordinary general meeting (the “Second Extraordinary General Meeting”). At the Extraordinary General Meeting, the shareholders approved a proposal (the “Second Extension Amendment Proposal”) to amend the Company’s Amended and restated memorandum and articles of association (the “Articles”) to extend the date that the Company has to consummate a business combination from June 29, 2023 to October 29, 2024 (the “Extension Amendment”). The shareholders also approved a proposal (the “Second Trust Agreement Amendment Proposal”) to amend the Company’s Trust Agreement, to make a corresponding extension to the date by which the Trustee is obligated to liquidate the trust account to the later of (A) June 29, 2023 provided that the Company may extend such date, monthly, up to October 29, 2024 (i.e.: 36 months after the closing of the IPO provided that the Sponsor or its designee deposits the Monthly Deposit (as defined below) into the trust account), or (B) such later date as may be approved by the Company’s shareholders in accordance with the Company’s amended and restated memorandum and articles of association. The term “Monthly Deposit” is defined in the Amendment to mean an amount equal to the lesser of (x) $60,000 or (y) $0.03 per public share multiplied by the number of public shares outstanding. In connection with the vote to approve the Second Extension Amendment Proposal, the holders of 3,347,468 Class A ordinary shares properly exercised their right to redeem their shares for cash at a redemption price of approximately $10.64 per share, for an aggregate redemption amount of approximately $35,601,649. These shares were effectively canceled on July 7, 2023.

On each of January 5, 2024, February 6, 2024, and March 6, 2024, the Company deposited an additional $60,000, for an aggregate of $180,000, into the trust extending the date of which the Company has to complete a Business Combination to March 29, 2024.

On February 29, 2024, Gordon Roth resigned as Chief Financial Officer of the Company and the Board appointed Joseph Tonnos as Chief Financial Officer of the Company, effective February 29, 2024. Mr. Roth’s decision to resign was not the result of any dispute or disagreement with the Company or any matter relating to the Company’s operations, policies or practices.

On April 3, 2024, the Overpayment Amount, as described in Note 8, was deposited back into Trust Account.

On April 15, 2024, Roth CH Acquisition Co. (the “Company”) announced that it had notified the Nasdaq Stock Market LLC (“Nasdaq”) of its decision to voluntarily delist its Class A Ordinary Shares, Units and Warrants exercisable for one Class A Ordinary Share at an exercise price of $11.50 from the Nasdaq Global Market. The Company filed a Form 25 with the Securities and Exchange Commission (the “SEC”) to remove its Class A Ordinary Shares, Units, and Warrants from listing on the Nasdaq Global Market on April 25, 2024 and as a result, the delisting became effective on April 25, 2024. The Company remains subject to such reporting obligations under Sections 13 and 15(d) of the Exchange Act. Following the delisting, the Company has its Class A Ordinary Shares, Units, and Warrants quoted on a market operated by OTC Markets Group Inc. (the “OTC”) so that a trading market may continue to exist for such securities.

On April 29, 2024, the shareholders approved the Third Amendment. The Third Amendment reflects the removal of the provisions contained in the Articles that are applicable to special purpose acquisition companies (“SPACs”), including the requirement to redeem and cancel 100% of the Company’s Public Shares following distribution of the funds held in the Company’s trust account established in connection with the IPO. In connection with the implementation of the Third Amendment, the Company redeemed 90% of the Public Shares and provided each holder their pro rata share of the balance in the Trust Account. The trust liquidation was effective May 15, 2024.

Liquidity and Going Concern

As of December 31, 2024, the Company had $6,738 cash and a working capital deficit of $2,021,686. The Company has incurred and expects to continue to incur significant costs in pursuit of its financing and acquisition plans. The Company expects that it will need to raise additional capital through loans or additional investments from its Sponsor, shareholders, officers, directors or third parties. The Company’s officers, directors and Sponsor may, but are not obligated to, loan the Company funds, from time to time or at any time, in whatever amount they deem reasonable in their sole discretion, to meet the Company’s working capital needs. Accordingly, the Company may not be able to obtain additional financing. If the Company is unable to raise additional capital, it may be required to take additional measures to conserve liquidity, which could include, but not necessarily be limited to, curtailing operations, suspending the pursuit of a potential transaction, and reducing overhead expenses. The Company cannot provide any assurance that new financing will be available to it on commercially acceptable terms, if at all. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

On April 29, 2024, the shareholders approved the Third Amendment. The Third Amendment reflects the removal of the provisions contained in the Articles that are applicable to SPACs, including the requirement to redeem and cancel 100% of the Company’s Public Shares following distribution of the funds held in the Company’s trust account established in connection with the IPO. In connection with the implementation of the Third Amendment, the Company redeemed 90% of the Public Shares and provided each holder their pro rata share of the balance in the Trust Account.

The Company assessed going concern considerations in accordance with Financial Accounting Standard Board’s Accounting Standards Codification (“ASC”) Topic 205-40, “Basis of Presentation – Going Concern”. Management has determined that the liquidity condition raises substantial doubt about the Company’s ability to continue as a going concern. No adjustments have been made to the carrying amounts of assets or liabilities.

Risks and Uncertainties

The United States and global markets are experiencing volatility and disruption following the geopolitical instability resulting from the ongoing Russia-Ukraine conflict and the recent escalation of the Israel-Hamas conflict. In response to the ongoing Russia-Ukraine conflict, the North Atlantic Treaty Organization (“NATO”) deployed additional military forces to eastern Europe, and the United States, the United Kingdom, the European Union and other countries have announced various sanctions and restrictive actions against Russia, Belarus and related individuals and entities, including the removal of certain financial institutions from the Society for Worldwide Interbank Financial Telecommunication payment system. Certain countries, including the United States, have also provided and may continue to provide military aid or other assistance to Ukraine and to Israel, increasing geopolitical tensions among a number of nations. The invasion of Ukraine by Russia and the escalation of the Israel-Hamas conflict and the resulting measures that have been taken, and could be taken in the future, by NATO, the United States, the United Kingdom, the European Union, Israel and its neighboring states and other countries have created global security concerns that could have a lasting impact on regional and global economies. Although the length and impact of the ongoing conflicts are highly unpredictable, they could lead to market disruptions, including significant volatility in commodity prices, credit and capital markets, as well as supply chain interruptions and increased cyber-attacks against U.S. companies. Additionally, any resulting sanctions could adversely affect the global economy and financial markets and lead to instability and lack of liquidity in capital markets.

Any of the above-mentioned factors, or any other negative impact on the global economy, capital markets or other geopolitical conditions resulting from the Russian invasion of Ukraine, the escalation of the Israel-Hamas conflict and subsequent sanctions or related actions, could adversely affect the Company’s search for an initial business combination and any target business with which the Company may ultimately consummate an initial Business Combination.

Note 2 — Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements are presented in conformity with accounting principles generally accepted in the United States of America (“GAAP”) and pursuant to the rules and regulations of the SEC.

Emerging Growth Company

The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act of 1933, as amended (the “Securities Act”), as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including, but not limited to, not being required to comply with the independent registered public accounting firm attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s financial statements with another public company, which is neither an emerging growth company nor an emerging growth company that has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

Use of Estimates

The preparation of the financial statements in conformity with GAAP requires the Company’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. One of the more significant accounting estimates included in these financial statements is the determination of the fair value of the warrant liabilities. Such estimates may be subject to change as more current information becomes available. Accordingly, the actual results could differ significantly from those estimates.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $6,738 and $13,755 of operating cash as of December 31, 2024 and 2023, respectively. As of December 31, 2024 and 2023, the Company had no cash equivalents.

Cash and Marketable Securities Held in Trust Account

Following the closing of the IPO on October 29, 2021, an amount of $234,600,000 from the net proceeds of the sale of the Units in the IPO and the sale of the Private Placement Warrants was placed in the Trust Account and may be invested only in U.S. government securities with a maturity of 185 days or less or in money market funds meeting certain conditions under Rule 2a-7 under the Investment Company Act which invest only in direct U.S. government treasury obligations. The Trust Account was intended as a holding place for funds pending the earliest to occur of: (i) the completion of the initial business combination; (ii) the redemption of any Public Shares properly submitted in connection with a shareholder vote to amend the Articles (A) to modify the substance or timing of the Company’s obligation to redeem 100% of the Public Shares if the Company does not complete the initial business combination within the Combination Period or (B) with respect to any other provision relating to shareholders’ rights or pre-initial business combination activity; or (iii) absent an initial business combination within the Combination Period, the return of the funds held in the Trust Account to the public shareholders as part of redemption of the Public Shares. As of December 31, 2024, the Trust account was fully liquidated. As of December 31, 2023, substantially all of the assets held in the money market funds were invested primarily in U.S. Treasury securities.

Offering Costs Associated with IPO

Offering costs consisted of legal, accounting and other expenses incurred through the IPO that were directly related to the IPO. Offering costs were allocated to the separable financial instruments issued in the IPO based on a relative fair value basis, compared to total proceeds received. Offering costs allocated to warrant liabilities were expensed as incurred in the statements of operations. Offering costs associated with the Class A ordinary shares issued were initially charged to temporary equity and then accreted to ordinary shares subject to redemption upon the completion of the IPO. Accordingly, on October 29, 2021, offering costs totaled $21,140,059 (consisting of $3,850,000 of underwriting fees, $8,800,000 of deferred underwriting fees, $7,748,431 excess fair value of Founder Shares and $741,628 of actual offering costs, with $1,365,245 included in the statement of operations for the period ending December 31, 2021 as an allocation for the Public Warrants and the Private Placement Warrants, and $19,774,814 included in additional paid-in capital).

Derivative Financial Instruments

The Company evaluates its financial instruments to determine if such instruments are derivatives or contain features that qualify as embedded derivatives in accordance with ASC Topic 815, “Derivatives and Hedging.” For derivative financial instruments that are accounted for as liabilities, the derivative instrument is initially recorded at its fair value on the grant date and is then re-valued at each reporting date, with changes in the fair value reported in the statements of operations. The classification of derivative instruments, including whether such instruments should be recorded as liabilities or as equity, is evaluated at the end of each reporting period. Derivative liabilities are classified in the balance sheet as current or non-current based on whether or not net-cash settlement or conversion of the instrument could be required within 12 months of the balance sheet date.

Warrant Liabilities

The Company accounts for the warrants as either equity-classified or liability-classified instruments based on an assessment of the warrant’s specific terms and applicable authoritative guidance in ASC 480, Distinguishing Liabilities from Equity (“ASC 480”) and ASC 815. The assessment considers whether the warrants are freestanding financial instruments pursuant to ASC 480, meet the definition of a liability pursuant to ASC 480, and whether the warrants meet all of the requirements from equity classification under ASC 815, including whether the warrants are indexed to the Company’s own ordinary shares, among other conditions for equity classification. This assessment, which requires the use of professional judgement, is conducted at the time of warrant issuance and as of each subsequent quarterly period end date while the warrants are outstanding.

For issued or modified warrants that meet all of the criteria for equity classification, the warrants are required to be recorded as a component of additional paid-in capital at the time of issuance. For issued or modified warrants that do not meet all the criteria for equity classification, the warrants are required to be recorded at their initial fair value on the date of issuance, and each balance sheet date thereafter. Changes in the estimated fair value of the warrants are recognized as a non-cash gain or loss on the statements of operations. See Note 9 for valuation methodology of warrants.

Fair Value of Financial Instruments

The fair value of the Company’s assets and liabilities, which qualify as financial instruments under ASC Topic 820, “Fair Value Measurement” (“ASC 820”), approximates the carrying amounts represented in the balance sheets, primarily due to their short-term nature, except warrant liabilities.

Fair Value Measurements

Fair value is defined as the price that would be received for sale of an asset or paid for transfer of a liability, in an orderly transaction between market participants at the measurement date. GAAP establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). These tiers include:

●	Level 1, defined as observable inputs such as quoted prices (unadjusted) for identical instruments in active markets;

●

Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable such as quoted prices for similar instruments in active markets or quoted prices for identical or similar instruments in markets that are not active; and

●	Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions, such as valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

In some circumstances, the inputs used to measure fair value might be categorized within different levels of the fair value hierarchy. In those instances, the fair value measurement is categorized in its entirety in the fair value hierarchy based on the lowest level input that is significant to the fair value measurement.

Class A Ordinary Shares Subject to Possible Redemption

As of December 31, 2024 and 2023, the Company had 5,836,553 and 7,794,236 Class A ordinary shares outstanding, of which zero and 2,119,236 shares are Class A ordinary shares subject to redemption, respectively. The Company accounted for its Class A ordinary shares subject to possible redemption in accordance with the guidance in ASC 480. Class A ordinary shares subject to mandatory redemption are classified as a liability instrument and are measured at fair value. Conditionally redeemable ordinary shares (including ordinary shares that feature redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within the Company’s control) are classified as temporary equity. At all other times, ordinary shares are classified as shareholders’ equity. The Company’s Class A ordinary shares subject to possible redemption featured certain redemption rights that are considered to be outside of the Company’s control and subject to occurrence of uncertain future events. Accordingly, at December 31, 2024 and 2023, zero and 2,119,236 of Class A ordinary shares subject to possible redemption are presented at redemption value as temporary equity, outside of the shareholders’ deficit section of the Company’s balance sheets, respectively.

The Company recognized changes in redemption value immediately as they occur and adjusts the carrying value of redeemable ordinary shares to equal the redemption value at the end of each reporting period. Increases or decreases in the carrying amount of redeemable ordinary shares are affected by charges against additional paid in capital and accumulated deficit.

As of December 31, 2024 and 2023, the Class A ordinary shares subject to possible redemption, classified as temporary equity in the balance sheets, are reconciled in the following table:

	Shares	Amount
Class A ordinary shares subject to possible redemption, December 31, 2022	23,000,000	$237,987,827
Less:
Redemptions on January 31, 2023	(17,533,296)	(181,923,809)
Redemptions on June 28, 2023	(3,347,468)	(35,601,649)
Plus:
Trust Account receivable (Note 8)	-	147,410
Re-measurement of carrying value to redemption value	-	2,869,662
Class A ordinary shares subject to possible redemption at December 31, 2023	2,119,236	23,479,441
Less:
Redemptions	(1,957,683)	(23,994,878)
Reclassification of Class A redeemable shares	(161,553)	-
Plus:
Re-measurement of carrying value to redemption value	-	515,437
Class A ordinary shares subject to possible redemption at December 31, 2024	-	$-

Income Taxes

The Company follows the asset and liability method of accounting for income taxes under ASC 740, “Income Taxes” (“ASC 740”). Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that included the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

FASB ASC 740 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more likely than not to be sustained upon examination by taxing authorities. The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. There were no unrecognized tax benefits and no amounts accrued for interest and penalties as of December 31, 2024 and 2023. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position.

There is currently no taxation imposed on income by the Government of the Cayman Islands. In accordance with federal income tax regulations, income taxes are not levied on the Company, but rather on the individual owners. United States (“U.S.”) taxation would occur on the individual owners if certain tax elections are made by U.S. owners and the Company were treated as a passive foreign investment company. Additionally, U.S. taxation could occur to the Company itself if the Company is engaged in a U.S. trade or business. The Company is not expected to be treated as engaged in a U.S. trade or business at this time.

Net Income Per Ordinary Share

The Company complies with accounting and disclosure requirements of FASB ASC Topic 260, “Earnings Per Share”. Net (loss) income per ordinary share is computed by dividing net income by the weighted average number of ordinary shares outstanding for the period. The Company has two classes of ordinary shares, which are referred to as Class A ordinary shares and Class B ordinary shares. Income and losses are shared pro rata between the two classes of ordinary shares. Accretion associated with the redeemable Class A ordinary shares is excluded from earnings per share as the redemption value approximates fair value. The calculation of diluted income per share does not consider the effect of the warrants issued in connection with the (i) IPO and (ii) the private placement since the exercise of the warrants is contingent upon the occurrence of future events. The warrants are exercisable to purchase 22,250,000 Class A ordinary shares in the aggregate. As of December 31, 2024 and 2023, the Company did not have any dilutive securities or other contracts that could, potentially, be exercised or converted into ordinary shares and then share in the earnings of the Company.

The following table reflects the calculation of basic and diluted net income per ordinary share (in dollars, except per share amounts):

	For the Years Ended December 31,
	2024		2023
	Class A redeemable	Class A and B non-redeemable	Class A redeemable	Class A and B non-redeemable
Basic and diluted net income per ordinary share
Numerator:
Allocation of net income, as adjusted	$14,123	$104,942	$1,243,545	$1,343,207
Denominator:
Basic and diluted weighted average ordinary shares outstanding	787,476	5,851,522	5,323,369	5,750,000
Basic and diluted net income per ordinary share	$0.02	$0.02	$0.23	$0.23

Related Parties

Parties, which can be a corporation or an individual, are considered to be related if the Company has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operational decisions. Companies are also considered to be related if they are subject to common control or common significant influence.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist of a cash account in a financial institution, which, at times, may exceed the Federal Deposit Insurance Corporation coverage of $250,000. The Company has not experienced losses on this account.

Recent Accounting Standards

In August 2020, the FASB issued ASU No. 2020-06, “Debt—Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging—Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity” (“ASU 2020-06”), which simplifies accounting for convertible instruments by removing major separation models required under current GAAP. ASU 2020-06 removes certain settlement conditions that are required for equity contracts to qualify for the derivative scope exception and it also simplifies the diluted earnings per share calculation in certain areas. ASU 2020-06 is effective for fiscal years beginning after December 15, 2023, including interim periods within those fiscal years, with early adoption permitted. The adoption of this guidance did not have a material impact on the Company’s financial statements.

In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures. The amendments in this ASU require disclosures, on an annual and interim basis, of significant segment expenses that are regularly provided to the chief operating officer decision maker (“CODM”), as well as the aggregate amount of other segment items included in the reported measure of segment profit or loss. The ASU requires that a public entity disclose the title and position of the CODM and an explanation of how the CODM uses the reported measure(s) of segment profit or loss in assessing segment performance and deciding how to allocate resources. Public entities will be required to provide all annual disclosures currently required by Topic 280 in interim periods, and entities with a single reportable segment are required to provide all the disclosures required by the amendments in this ASU and existing segment disclosures in Topic 280. This ASU is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024, with early adoption permitted. The Company adopted ASU 2023-07 on January 1, 2024. Adoption of the ASU did not impact the Company’s financial position, results of operations or cash flows.

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, which requires disaggregated information about a reporting entity’s effective tax rate reconciliation, as well as information related to income taxes paid to enhance the transparency and decision usefulness of income tax disclosures. This ASU will be effective for the annual period ending December 31, 2025. The Company is currently evaluating the timing and impacts of adoption of this ASU.

Note 3 — Initial Public Offering

In connection with the Company’s IPO, on October 29, 2021, the Company sold 23,000,000 Units at a price of $10.00 per Unit. Each Unit consists of one Class A ordinary share (“Public Shares”) and one-half of one warrant (“Public Warrants”). Each whole Public Warrant entitles the holder to purchase one Class A ordinary share at a price of $11.50 per share, subject to adjustment (see Note 7).

An aggregate of $10.20 per Unit sold in the IPO was held in the Trust Account and invested in U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act, with a maturity of 185 days or less or in any open-ended investment company that holds itself out as a money market fund meeting the conditions of Rule 2a-7 of the Investment Company Act, as determined by the Company. As of October 29, 2021, $234,600,000 of the IPO proceeds and proceeds from the sale of the Private Placement Warrants was held in the Trust Account, representing an overfunding of the Trust Account of 102.0% of the IPO size.

Transaction costs as of the IPO date amounted to $21,140,059, consisting of $3,850,000 of underwriting discount, $8,800,000 of deferred underwriting discount, $7,748,431 excess fair value of Founder Shares and $741,628 of offering costs.

Note 4 — Private Placement

Simultaneously with the closing of the IPO, the Sponsor purchased an aggregate of 10,750,000 Private Placement Warrants at a price of $1.00 per Private Placement Warrant ($10,750,000 in the aggregate). Each Private Placement Warrant is exercisable for one Class A ordinary share at an exercise price of $11.50 per share, subject to adjustment (see Note 7). A portion of the proceeds from the Private Placement Warrants were added to the proceeds from the IPO to be held in the Trust Account.

Note 5 — Related Party Transactions

Founder Shares

In April 2021, the Sponsor purchased 5,750,000 shares of the Company’s Class B ordinary shares (the “Founder Shares”) for an aggregate purchase price of $25,000. The Founder Shares included an aggregate of up to 750,000 shares subject to forfeiture by the Sponsor to the extent that the underwriters’ overallotment option was not exercised in full or in part, so that the number of Founder Shares collectively represents 20% of the Company’s issued and outstanding ordinary shares after the IPO. Simultaneously with the closing of the IPO, the underwriters exercised the over-allotment option in full. Accordingly, 750,000 Founder Shares are no longer subject to forfeiture.

The Sponsor agreed, subject to certain limited exceptions, not to transfer, assign or sell any of the Founder Shares until the earlier of (A) one year after the completion of an initial business combination or (B) subsequent to an initial business combination, (x) if the last reported sale price of the Class A ordinary shares equals or exceeds $12.00 per share (as adjusted for share sub-divisions, share reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after an initial business combination, or (y) the date on which the Company completes a liquidation, merger, stock exchange, reorganization or other similar transaction that results in all of the Company’s shareholders having the right to exchange their Class A ordinary shares for cash, securities or other property.

On October 8, 2021, the Sponsor entered into agreements with certain funds managed by Apollo Capital Management, L.P. (collectively, “Apollo”), certain funds managements by Atalaya Capital Management, LP (“Atalaya”) and Meteora Capital Partners, L.P. and funds affiliated with Meteora Capital Partners, L.P. (collectively “Meteora”) (individually and collectively, the “anchor investors”). Each of the anchor investors purchased 9.9% of the Units in the IPO (excluding Units issued in connection with the exercise of the over-allotment option). Each of Apollo and Atalaya agreed to purchase interests in the Sponsor representing approximately 7% of the Founder Shares and Private Placement Warrants at approximately the cost of such securities to the Sponsor, with the Sponsor’s obligation to sell some or all of such interests conditioned upon such anchor investor’s purchase of the Units.

Meteora entered into a separate agreement with the Sponsor pursuant to which it agreed to purchase interests in the Sponsor representing approximately 6.4% of the Founder Shares for approximately 3.7% of the cost of the Founder Shares and Private Placement Warrants to the Sponsor.

The anchor investors acquired from the Sponsor an indirect economic interest in an aggregate of 1,173,000 Founder Shares at the original purchase price that the Sponsor paid for the Founder Shares. The Sponsor has agreed to distribute the Founder Shares to the anchor investors after the completion of an initial business combination. The Company estimates the aggregate fair value of the Founder Shares attributable to the anchor investors to be approximately $7,753,530, or $6.61 per share.

The excess of the fair value of the Founder Shares was determined to be an offering cost in accordance with Staff Accounting Bulletin Topic 5A. Accordingly, the offering cost was allocated to the separable financial instruments issued in the IPO based on a relative fair value basis, compared to total proceeds received. Offering costs allocated to derivative warrant liabilities were expensed as incurred in the statement of operations. Offering costs allocated to the Public Shares were charged to shareholder’s deficit upon the completion of the IPO.

On October 7, 2022, the Company entered into a vendor agreement, as described in Note 8, whereas the Sponsor assigned 23,883 Class B ordinary shares to the vendor, effective upon the completion of a successful initial business combination.

The assignment of the Founder Shares to the vendor is in the scope of FASB ASC Topic 718, “Compensation-Stock Compensation” (“ASC 718”). Under ASC 718, stock-based compensation associated with equity-classified awards is measured at fair value upon the grant date. The Company has hired a valuation firm to assess, using the lattice model, the fair value associated with the Founder Shares granted. The fair value of the 23,883 shares granted to the Company’s vendor in October 2022 was $28,946 or $1.212 per share. The Founder Shares were granted subject to a performance condition (i.e., the occurrence of an initial business combination). Compensation expense related to the Founder Shares is recognized only when the performance condition is met under the applicable accounting literature in this circumstance. As of December 31, 2024 and 2023, the Company determined the performance conditions had not been met, and, therefore, no stock-based compensation expense has been recognized. Stock-based compensation would be recognized at the date the performance conditions are met (i.e., upon consummation of an initial business combination) in an amount equal to the number of Founder Shares vested times the grant date fair value per share (unless subsequently modified) less the amount initially received for the purchase of the Founder Shares.

On June 25, 2023, the Company, the Sponsor, each independent director of the Company (the “Directors”), and affiliates of Roth Capital Partners and Craig-Hallum Capital Group llc (the “Buyers”) entered into a Securities Transfer Agreement (the “Agreement”) pursuant to which the Buyers purchased from Sponsor and the Directors, an aggregate of 4,312,500 ordinary shares consisting of 4,237,500 Class A ordinary shares and 75,000 Class B ordinary shares and 8,062,500 private placement warrants (together, the “Transferred Securities”) for an aggregate purchase price (the “Purchase Price”) of $1.00 (the “Transaction”).

Forward Purchase Agreements

The Company entered into separate forward purchase agreements (the “Forward Purchase Agreements”) with Apollo and Atalaya (the “Forward Purchasers”) on August 13, 2021, and August 4, 2021, respectively. The Forward Purchase Agreements provide, at the Company’s option, for the aggregate purchase of up to 9,600,000 Class A ordinary shares and 4,800,000 warrants to purchase Class A ordinary shares for an aggregate price of $96.0 million ($10.00 for one Class A ordinary share and one half of one warrant), in private placements that will close concurrently with the closing of the initial business combination. The forward purchase shares and forward purchase warrants will be identical to the Class A ordinary shares and Public Warrants included in the Units sold in the IPO. Each Forward Purchaser’s commitment under its Forward Purchase Agreement is subject to certain conditions including investment committee approval. The forward purchase agreements were terminated effective October 24, 2023.

Promissory Note – Related Party

On July 1, 2023 the Company entered into a promissory note with the Buyers for up to an aggregate of $1,000,000 (the “2023 Promissory Note). The 2023 Promissory Note is non-interest bearing and payable upon the earlier of the date on which the Company consummates an initial business combination, the liquidation of the Company, or October 29, 2024. The Note does not bear any interest. On August 8, 2024, the Company amended the terms of the 2023 Promissory Note to increase the aggregate principal amount that may be borrowed to $2,000,000 and to extend the maturity to June 30, 2025. As of December 31, 2024 and 2023, there was $1,109,412 and $682,508 amounts outstanding under the 2023 Promissory Note, respectively.

Administrative Services Agreement

The Company has entered into an agreement commencing on November 28, 2021, with Tartavull Klein Blatteis Capital, LLC (“TKB Capital”), an affiliate of the Sponsor, pursuant to which the Company agreed to pay TKB Capital a total of $10,000 per month for office space, secretarial and administrative services provided to the Company. For the year ended December 31, 2023, the Company incurred $60,000 of fees for these services. On June 26, 2023, the Company entered into a termination agreement (the “Termination Agreement”), pursuant to which the Company terminated the Administrative Services Agreement with Tartavull Klein Blatteis Capital, LLC dated October 26, 2021 and Tartavull Klein Blatteis Capital, LLC forgave and fully discharged all outstanding fees thereunder as of the date of the Closing. As of December 31, 2024 and 2023, there no amounts included in accrued expenses in the accompanying balance sheets, respectively.

Related Party Loans

In order to finance transaction costs in connection with an initial business combination, the Sponsor, certain of the Company’s officers, directors or any of their affiliates may, but are not obligated to, loan the Company funds as may be required (“Working Capital Loans”). If the Company completes an initial business combination, the Company would repay the Working Capital Loans out of the proceeds of the Trust Account released to the Company. Otherwise, the Working Capital Loans would be repaid only out of funds held outside the Trust Account. In the event that an initial business combination does not close, the Company may use a portion of proceeds held outside the Trust Account to repay the Working Capital Loans but no proceeds held in the Trust Account would be used to repay the Working Capital Loans. The Working Capital Loans would either be repaid upon consummation of an initial business combination, without interest, or, at the lender’s discretion, up to $1,500,000 of such Working Capital Loans may be convertible into warrants of the post-business combination entity at a price of $1.00 per warrant. The warrants would be identical to the Private Placement Warrants. As of December 31, 2024 and 2023, no Working Capital Loans were outstanding.

Working Capital Advance

On January 26, 2023, in connection with the proposed Business Combination with Wejo, Sponsor entered into a promissory note (the “Phelan Note”) with Daniel Phelan (the “Lender”), which provided for working capital for the Company in an aggregate principal amount of up to $750,000. The Phelan Note was amended and restated on March 9, 2023. As of January 30, 2023, Sponsor had drawn $250,000 under the Phelan Note and subsequently advanced these funds to the Company. The Phelan Note was non-interest bearing and non-convertible. All unpaid principal accrued under the Phelan Note was to be repaid at the closing of the Business Combination or the earlier termination of the Business Combination Agreement in certain circumstances specified in the Phelan Note. In consideration for the Phelan Note, Sponsor agreed to pay to the Lender at the closing of the Business Combination a commitment fee equal to 50% of the then-outstanding principal balance of the Phelan Note up to a maximum of $375,000. If the Business Combination did not close, the commitment fee would not be paid. During 2023, the Sponsor forgave the debt from the Company and the Company recorded a contribution from sponsor of $250,000. In addition, the Company recorded a $125,000 expense and a corresponding increase in additional paid in capital related to the commitment fee that will be paid by the Sponsor upon the closing of the Business Combination.

Wejo Assignment and Assumption Agreement

On January 5, 2023, the Sponsor entered into an assignment and assumption agreement with Wejo, which was subsequently amended and restated on March 2, 2023 (the “Wejo Assignment”), pursuant to which Wejo agreed to pay the Sponsor an aggregate of $295,000 to fund the Company’s working capital requirements and the Sponsor agreed to assign to Wejo, effective as of the Closing Date or the earlier termination of the Business Combination Agreement in accordance with its terms or otherwise, an aggregate of 83,250 Founder Shares and 250,000 Private Warrants. Wejo paid $250,000 to the Sponsor on January 11, 2023 and $45,000 to the Sponsor on March 2, 2023, for an aggregate payment of $295,000. The warrants and shares, the Company estimated the fair value of the 83,250 Founder Shares and 250,000 Private Warrants was $294,289 and $7,500, respectively, for an aggregate $301,789 on January 5, 2023. The fair value of the Founder Shares was determined using the value of the Class A Units, reduced by the probability of no acquisition and by a discount for a lack of marketability with a volatility of 107.88%, risk-free rate of 4.78% and a stock price of $10.33 as of the valuation date of January 5, 2023. The Private Placement Warrants were valued at $0.03 per warrant, which was the closing price of the Company’s public warrants on January 5, 2023. The Company utilized this value as Private Warrants are classified as Level 2 due to the use of an observable market quote for a similar asset in an active market under the ticker USCTW (See Note 9). As a result, there was a loss on the sale of the shares and warrants of $6,789.

The Sponsor subsequently advanced $250,000 in funds to the Company for working capital purposes. The advance was non-interest bearing, unsecured, and payable in cash upon the consummation of the Company’s initial business combination. During the year ended December 31, 2023, the Sponsor forgave the debt and the Company recorded a contribution from sponsor of $250,000 and a contribution of capital by Sponsor of $5,753.

Forgiveness of related party accrued expenses

In connection with the Securities Transfer Agreement described above, affiliates of the of Sponsor forgave $60,556 of previously accrued expenses, of which $57,335 related to the Administrative Services Agreement described above and $3,221 relates to reimbursable expenses paid by the affiliate on behalf of the Company. As a result, a capital contribution of $60,556 was recorded during the year ended December 31, 2023.

Note 6 — Shareholders’ Deficit

Preference Shares — The Company is authorized to issue 1,000,000 preference shares with a par value of $0.0001 per share with such designation, rights and preferences as may be determined from time to time by the Company’s board of directors. At December 31, 2024 and 2023, there were no preference shares issued or outstanding.

Class A Ordinary Shares — The Company is authorized to issue 200,000,000 Class A ordinary shares with a par value of $0.0001 per share. Holders of the Company’s Class A ordinary shares are entitled to one vote for each share. At December 31, 2024 and 2023, there were 5,836,553 and 5,675,000 Class A ordinary shares issued and outstanding, excluding zero and 2,119,236 Class A ordinary shares subject to possible redemption as presented in temporary equity, respectively.

Class B Ordinary Shares — The Company is authorized to issue 20,000,000 Class B ordinary shares with a par value of $0.0001 per share. At December 31, 2024 and 2023, there were 75,000 Class B ordinary shares issued and outstanding.

Ordinary shareholders of record are entitled to one vote for each share held on all matters to be voted on by shareholders and holders of Class A ordinary shares and holders of Class B ordinary shares will vote together as a single class on all matters submitted to a vote of the shareholders except as required by law; provided that only holders of Class B ordinary shares will have the right to vote on the appointment of directors prior to or in connection with the completion of the initial business combination.

The Class B ordinary shares will automatically convert into Class A ordinary shares at the time of an initial business combination on a one-for-one basis, subject to adjustment. In the case that additional Class A ordinary shares, or equity-linked securities, are issued or deemed issued in excess of the amounts offered in the IPO and related to the closing of an initial business combination, the ratio at which Class B ordinary shares shall convert into Class A ordinary shares will be adjusted (unless the holders of a majority of the outstanding Class B ordinary shares to waive such adjustment with respect to any such issuance or deemed issuance) so that the number of Class A ordinary shares issuable upon conversion of all Class B ordinary shares will equal, in the aggregate, on an as-converted basis, 20% of the sum of the total number of all ordinary shares outstanding upon the completion of the IPO plus all Class A ordinary shares and equity-linked securities issued or deemed issued by the Company in connection with or in relation to the consummation of the initial business combination, excluding any forward purchase securities, any Class A ordinary shares or equity-linked securities exercisable for or convertible into Class A ordinary shares issued, or to be issued, to any seller in the initial business combination and any private placement warrants issued to the Sponsor upon conversion of Working Capital Loans. In no event will the Class B ordinary shares convert into Class A ordinary shares at a rate of less than one to one.

Conversion of Class B shares

On January 18, 2023, pursuant to the terms of the Amended and Restated Memorandum and Articles of Association of the Company, the Sponsor, the holder of an aggregate of 5,650,000 of the Company’s outstanding Class B ordinary shares, par value $0.0001 per share (“Class B Shares”), elected to convert each outstanding Class B Share held by it on a one-for-one basis into Class A ordinary shares, par value $0.0001 per share (“Class A Ordinary Shares”) of the Company, with immediate effect. Following such conversion, as of January 18, 2023, the Company had an aggregate of 28,650,000 Class A Ordinary Shares issued and outstanding and 100,000 Class B Shares issued and outstanding. On June 28, 2023, holders of an aggregate of 25,000 of the remaining outstanding Class B Shares elected to convert their Class B Shares into Class A Ordinary Shares. The Class A ordinary shares issued in connection with the Conversion are subject to the same restrictions as applied to the Class B ordinary shares before the Conversion, including, and among other things, certain transfer restrictions, waiver of redemption rights and the obligation to vote in favor of a Business Combination as described in the prospectus for the Company’s IPO. The Company modified its balance sheet and statements of shareholders equity to reflect the impact of these conversions.

Note 7 — Warrant Liabilities

The Company accounts for the 22,250,000 warrants that were issued in the IPO (representing 11,500,000 Public Warrants and 10,750,000 Private Placement Warrants) in accordance with the guidance contained in ASC 815-40. Such guidance provides that because the warrants do not meet the criteria for equity treatment thereunder, each warrant must be recorded as a liability. The warrants do not meet the criteria to be considered indexed to the Company’s stock due to settlement provisions that result in holders of warrants receiving variable settlement amounts determined by the reference table. Additionally, an event that is not within the entity’s control could require net cash settlement, thus precluding equity classification. Accordingly, the Company will classify each warrant as a liability at its fair value. This liability is subject to re-measurement at each balance sheet date. With each such re-measurement, the warrant liability will be adjusted to fair value, with the change in fair value recognized in the Company’s statement of operations.

Warrants — Public Warrants may only be exercised for a whole number of Class A ordinary shares. No fractional warrants will be issued upon separation of the Units and only whole warrants will trade. Accordingly, unless holders purchase at least two Units, they will not be able to receive or trade a whole warrant. The Public Warrants will become exercisable 30 days after the completion of an initial business combination.

The Company will not be obligated to deliver any Class A ordinary shares pursuant to the exercise of a Public Warrant and will have no obligation to settle such Public Warrant exercise unless a registration statement under the Securities Act with respect to the Class A ordinary shares issuable upon exercise of the Public Warrants is then effective and a prospectus relating thereto is current, subject to the Company satisfying its obligations with respect to registration, or a valid exemption from registration is available. No Public Warrant will be exercisable, and the Company will not be obligated to issue any Class A ordinary shares upon exercise of a Public Warrant unless the Class A ordinary shares issuable upon such Public Warrant exercise has been registered, qualified or deemed to be exempt under the securities laws of the state of residence of the registered holder of the Public Warrants.

The Company has agreed that as soon as practicable, but in no event later than 20 business days after the closing of an initial business combination, it will use its commercially reasonable efforts to file with the SEC a post-effective amendment to the registration statement filed in connection with its IPO or a new registration statement covering registration under the Securities Act, of the Class A ordinary shares issuable upon exercise of the Public Warrants, and the Company will use its commercially reasonable efforts to cause the same to become effective within 60 business days after the closing of an initial business combination, and to maintain the effectiveness of such registration statement and a current prospectus relating to those Class A ordinary shares until the Public Warrants expire or are redeemed, as specified in the warrant agreement; provided that if the Class A ordinary shares is at the time of any exercise of a Public Warrant not listed on a national securities exchange such that they satisfy the definition of a “covered security” under Section 18(b)(1) of the Securities Act, the Company may, at its option, require holders of Public Warrants who exercise their warrants to do so on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act and, in the event the Company so elects, the Company will not be required to file or maintain in effect a registration statement, but it will use its commercially reasonably efforts to register or qualify the shares under applicable blue sky laws to the extent an exemption is not available. If a registration statement covering the Class A ordinary shares issuable upon exercise of the Public Warrants is not effective by the 60th day after the closing of an initial business combination, Public Warrant holders may, until such time as there is an effective registration statement and during any period when the Company will have failed to maintain an effective registration statement, exercise Public Warrants on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act or another exemption, but the Company will use its commercially reasonably efforts to register or qualify the shares under applicable blue sky laws to the extent an exemption is not available.

Redemption of warrants when the price per Class A ordinary share equals or exceeds $18.00. Once the Public Warrants become exercisable, the Company may redeem the Public Warrants:

●	in whole and not in part;

●	at a price of $0.01 per warrant;

●	upon not less than 30 days’ prior written notice of redemption to each warrant holder; and

●	if, and only if, the last reported sale price of the Class A ordinary share equals or exceeds $18.00 per share (as adjusted for share sub-divisions, share capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within a 30-trading day period ending three trading days before the Company sends the notice of redemption to the warrant holders.

If and when the Public Warrants become redeemable by the Company, it may exercise its redemption right even if the Company is unable to register or qualify the underlying securities for sale under all applicable state securities laws.

Redemption of warrants when the price per Class A ordinary share equals or exceeds $10.00. Once the Public Warrants become exercisable, the Company may redeem the Public Warrants:

●	in whole and not in part;

●	at a price of $0.10 per warrant;

●	upon a minimum of 30 days’ prior written notice of redemption to each warrant holder; provided that holders will be able to exercise their warrants on a cashless basis prior to redemption and receive that number of shares based on the redemption date and the fair market value of the Class A ordinary share;

●	if, and only if, the last reported sale price of the Class A ordinary share equals or exceeds $10.00 per share (as adjusted per share sub-divisions, share dividends, reorganizations, reclassifications, recapitalizations and the like) for any 20 trading days within the 30-trading day period ending three trading days before the Company send the notice of redemption to the warrant holders; and

●	if the last reported sale price of the Class A ordinary share for any 20 trading days within a 30-trading day period ending on the third trading day prior to the date on which the Company sends the notice of redemption to the warrant holders is less than $18.00 per share (as adjusted for share sub-divisions, share capitalizations, reorganizations, recapitalizations and the like), the Private Placement Warrants must also be concurrently called for redemption on the same terms as the outstanding Public Warrants, as described above.

In addition, if (x) the Company issues additional Class A ordinary shares or equity-linked securities (excluding the forward purchase securities) for capital raising purposes in connection with the closing of an initial business combination at an issue price or effective issue price of less than $9.20 per Class A ordinary share (with such issue price or effective issue price to be determined in good faith by the Company’s board of directors and, in the case of any such issuance to the Sponsor or its affiliates, without taking into account any Founder Shares held by the Sponsor or such affiliates, as applicable, prior to such issuance) (the “Newly Issued Price”), (y) the aggregate gross proceeds from such issuances represent more than 60% of the total equity proceeds, and interest thereon, available for the funding of an initial business combination on the date of the consummation of an initial business combination (net of redemptions), and (z) the volume weighted average trading price of the Class A ordinary shares during the 20 trading day period starting on the trading day prior to the day on which the Company consummates an initial business combination (such price, the “Market Value”) is below $9.20 per share, then the exercise price of the warrants will be adjusted (to the nearest cent) to be equal to 115% of the higher of the Market Value and the Newly Issued Price, the $18.00 per share redemption trigger price described above under “Redemption of warrants when the price per Class A ordinary share equals or exceeds $18.00” and “Redemption of warrants when the price per Class A ordinary share equals or exceeds $10.00” will be adjusted (to the nearest cent) to be equal to 180% of the higher of the Market Value and the Newly Issued Price, and the $10.00 per share redemption trigger price described above under “Redemption of warrants when the price per Class A ordinary share equals or exceeds $10.00” will be adjusted (to the nearest cent) to be equal to the higher of the Market Value and the Newly Issued Price.

The Private Placement Warrants are identical to the Public Warrants underlying the Units sold in the IPO, except that the Private Placement Warrants and the Class A ordinary shares issuable upon the exercise of the Private Placement Warrants are not transferable, assignable or saleable until 30 days after the completion of an initial business combination, subject to certain limited exceptions. Additionally, the Private Placement Warrants are exercisable for cash or on a cashless basis, at the holder’s option, and are non-redeemable so long as they are held by the initial purchasers or their permitted transferees (except for a number of Class A ordinary shares as described above under “Redemption of warrants when the price per Class A ordinary share equals or exceeds $10.00”). If the Private Placement Warrants are held by someone other than the initial purchasers or their permitted transferees, the Private Placement Warrants will be redeemable by the Company in all redemption scenarios and exercisable by such holders on the same basis as the Public Warrants.

Note 8 — Commitments and Contingencies

Registration Rights

The holders of the Founder Shares, Private Placement Warrants, warrants that may be issued upon conversion of Working Capital Loans and forward purchase securities that may be issued pursuant to the Forward Purchase Agreements (and any Class A ordinary shares issuable upon the exercise of the Private Placement Warrants, forward purchase warrants and warrants that may be issued upon conversion of the Working Capital Loans and upon conversion of the Founder Shares) are entitled to registration rights pursuant to a registration rights agreement that was signed on the effective date of the IPO, requiring the Company to register such securities for resale. The holders of these securities are entitled to make up to three demands, excluding short-form demands, that the Company register such securities. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to the completion of an initial business combination and rights to require the Company to register for resale such securities pursuant to Rule 415 under the Securities Act. The Company will bear the expenses incurred in connection with the filing of any such registration statements.

Underwriting Agreement

The Company granted the underwriters a 45-day option from the date of the IPO to purchase up to 3,000,000 additional Units to cover over-allotments at the IPO price less the underwriting discount. On October 29, 2021, the underwriters exercised the over-allotment option in full, generating an additional $30,000,000 in gross proceeds. As a result of the over-allotment being exercised in full, the Sponsor did not forfeit any Founder Shares back to the Company. The underwriters were paid a cash-underwriting discount of $3,850,000 in the aggregate at the closing of the IPO. In addition, $0.35 per Unit, or $8,050,000, and $750,000 of deferred underwriting commissions ($8,800,000 in the aggregate) is payable to the underwriters for deferred underwriting commissions. The deferred fee is payable to the underwriters from the amounts held in the Trust Account solely in the event that the Company completes an initial business combination, subject to the terms of the underwriting agreement.

In June 2023, the underwriters agreed to waive its entitlement to the deferred underwriting commission of $8,800,000 to which it became entitled upon completion of the Company’s Initial Public Offering, subject to the consummation of the Transaction. As a result, the Company derecognized the deferred underwriting fee payable of $8,800,000.

Broker Dealer Agreements

The Company entered into seven broker dealer agreements through December 31, 2024, for the purposes of identifying a target company (“Target”) in connection with the Company’s initial business combination. While the terms of these agreements vary, each agreement reflects that the broker dealer (the “Finder”) will be entitled to a fee if they identify potential targets with which the Company completes a business combination. As of December 31, 2024, the Company had not accrued any amounts related to any broker dealer agreements. None of the Finders are entitled to any fee.

Consulting Agreements

The Company entered into nineteen consulting agreements through December 31, 2024.

With respect to seventeen of the nineteen consulting agreements, during the term of each agreement, the consultant (“Consultant”) will advise the Company concerning matters related to qualifying business combinations, including services such as valuation, diligence and general advice with respect to the business, operations and financial conditions of any such counterparty to a qualifying business combination. Upon closing of an initial business combination, the Company will pay the Consultant a base fee of $350,000. In lieu of, and not in addition to the base fee, the Company will pay a bonus fee of $1,000,000 if the Company and the Consultant mutually determine and agree that the Consultant will provide advice or services that are of a different kind than those contemplated in the agreement. In lieu of and not in addition to the base fee and bonus fee, the Company will pay to the Consultant an additional fee equal to 0.5% of the pre-money equity value of the Target if the Company and the Consultant mutually determine and agree that the Consultant provided, or will provide, material support in connection with the evaluation, negotiation, execution or marketing of an initial business combination that is ultimately consummated by the Company. Payment to the Consultant is dependent upon the closing of an initial business combination.

On August 3, 2022, the Company entered into a consulting agreement. During the term of this agreement, the Consultant will advise the Company concerning matters related to qualifying business combinations, including services such as valuation, diligence and general advice with respect to the business, operations and financial conditions of any such counterparty to a qualifying business combination. As consideration for the services performed by the Consultant during the term of the agreement, upon the closing of an initial business combination, the Company shall pay to the Consultant a fee equal to one percent (1%) of the pre-money equity value of the Target, as stated in the Agreement and Plan of Merger executed between the Company and the Target (which such pre-money equity value shall be determined in a manner consistent with disclosures set forth in the proxy statement/prospectus filed in connection with such initial business combination). Payment to the Consultant is dependent upon the closing of an initial business combination.

On October 25, 2022, the Company entered into a consulting agreement. During the term of this agreement, the consultant (“Consultant”) will advise the Company concerning matters related to qualifying business combinations, including services such as valuation, diligence and general advice with respect to the business, operations and financial conditions of any such counterparty to a qualifying business combination. In consideration for the services performed by the Consultant during the term, upon the closing of an initial business combination, the Company shall pay to the Consultant, in shares at close, 100,000 shares of the surviving entity.

As of December 31, 2024, no work has been performed related to any of the aforementioned consulting agreements and thus the Company did not accrue any amounts related to these agreements.

Vendor Agreement

On August 26, 2021, the Company entered into an agreement with a vendor to provide services and support in connection with finding and completing a successful business combination. In connection with these services, the Company agreed to pay the vendor $250,000 per annum. It is also agreed that the vendor could earn up to 45,000 ordinary shares over the term of the agreement.

On August 16, 2022, the Company amended the agreement whereby it agreed to pay the vendor $125 per hour payable upon the completion of a successful business combination.

On October 7, 2022, the Company terminated the original agreement and entered into a new agreement with the vendor, pursuant to which the Company agreed to pay the vendor $125 per hour and the Sponsor agreed to assign 23,883 Class B ordinary shares to the vendor, effective upon the completion of a successful business combination.

For the year ended December 31, 2024 and 2023, the Company incurred $0 in fees for these services. As of December 31, 2024 and 2023, the Company had a balance of $0 in accounts payable and accrued expenses related to these services. On July 24, 2023, the Company entered into a waiver agreement with the vendor which resulted in the forgiveness of $42,181 of the outstanding balance.

Advisory Agreement

On January 9, 2023, the Company entered into an advisory agreement letter with Jefferies LLC (“Jefferies”), where Jefferies will provide the Company with equity capital markets financial advice and assistance in connection with a possible business combination. In addition, the Jefferies will act as sole and exclusive manager, bookrunner, placement agent, arranger, underwriter and/or initial purchaser, as the case may be, in connection with the sale and/or placement of any debt or equity financing in connection with the Company’s pending Business Combination. As consideration for the services performed by Jefferies, the Company agrees to pay Jefferies customary fees and expense reimbursements for such services. Any payment of fees to Jefferies is contingent upon the closing of a debt or equity financing. On June 20, 2023, the advisory agreement letter was terminated, and Jefferies agreed to all fees subject to, and expressly conditioned upon, payment to Jefferies of a minimum of $16,000 contingent upon the closing of a business combination, representing partial reimbursement of expenses owed. As of December 31, 2024 and 2023, the Company had not recorded an expense for the delivery of these services.

Business Combination Agreement

On January 10, 2023, the Company, entered into a business combination agreement with Wejo Group Limited, an exempted company limited by shares incorporated under the laws of Bermuda (“Wejo”), and Green Merger Subsidiary Limited, an exempted company incorporated under the laws of the Cayman Islands and a direct, wholly owned subsidiary of Wejo (“Merger Sub 1”) and upon execution of a joinder to the business combination agreement, each of Wejo Holdings Limited, an exempted company limited by shares incorporated under the laws of Bermuda and a wholly owned subsidiary of Wejo (“Holdco”) and Wejo Acquisition Company Limited, an exempted company limited by shares incorporated under the laws of Bermuda and a wholly owned Subsidiary of Holdco (“Merger Sub 2” and together with Merger Sub 1, the “Merger Subs”) (as it may be amended, restated, supplemented or otherwise modified from time to time, the “Business Combination Agreement”).

On June 25, 2023, the Company, Wejo, Holdco, Merger Sub 1 and Merger Sub 2 entered into that certain Mutual Termination Agreement (“Termination Agreement”) pursuant to which the parties mutually agreed to terminate the Business Combination Agreement pursuant to Section 7.1(a) thereof. The Termination Agreement also includes mutual releases of the parties. No party will be required to pay a termination fee as a result of the mutual decision to enter into the Termination Agreement.

The termination of the Business Combination Agreement also terminates the Voting Agreement, dated as of January 10, 2023 (“Wejo Voting Agreement”) between the Company and certain shareholders of Wejo and the Voting Agreement, dated as of January 10, 2023 (the “Sponsor Voting Agreement”) between the Company, Sponsor and Directors, pursuant to the terms of the Wejo Voting Agreement and Sponsor Voting Agreement, respectively.

Deferred Legal Fee

The Company incurred $0 and $2,657,577 during the year ended December 31, 2024 and 2023, respectively, of deferred legal fees that will be payable upon the consummation of an initial business combination.

On June 20, 2023 and June 21, 2023, the Company entered into waiver agreements which resulted in the forgiveness of $3,730,114 of outstanding deferred legal fees.

As of December 31, 2024 and 2023, the Company had $234,849, in deferred legal fees, which are included in accounts payable and accrued expenses on the Company’s accompanying balance sheets.

Trust Account Receivable

In connection with the Extension Amendment, as described in Note 1, a clerical error resulted in the redeeming shareholders receiving an overpayment of approximately $0.04 per Class A ordinary share, for an aggregate total overpayment amount of $147,410 (the “Overpayment Amount”). As of December 31, 2024, there was $0 included in Trust Account receivable in the accompanying balance sheet. On April 3, 2024, the Overpayment Amount was deposited back into the Trust Account.

Note 9 — Fair Value Measurements

The Company follows the guidance in ASC 820 for its financial assets and liabilities that are re-measured and reported at fair value at each reporting period, and non-financial assets and liabilities that are re-measured and reported at fair value at least annually.

The fair value of the Company’s financial assets and liabilities reflects management’s estimate of amounts that the Company would have received in connection with the sale of the assets or paid in connection with the transfer of the liabilities in an orderly transaction between market participants at the measurement date. In connection with measuring the fair value of its assets and liabilities, the Company seeks to maximize the use of observable inputs (market data obtained from independent sources) and to minimize the use of unobservable inputs (internal assumptions about how market participants would price assets and liabilities). The following fair value hierarchy is used to classify assets and liabilities based on the observable inputs and unobservable inputs used in order to value the assets and liabilities:

Level 1:	Quoted prices in active markets for identical assets or liabilities. An active market for an asset or liability is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2:	Observable inputs other than Level 1 inputs. Examples of Level 2 inputs include quoted prices in active markets for similar assets or liabilities and quoted prices for identical assets or liabilities in markets that are not active.

Level 3:	Unobservable inputs based on the Company’s assessment of the assumptions that market participants would use in pricing the asset or liability.

The following table presents information about the Company’s assets and liabilities that are measured at fair value on a recurring basis at December 31, 2024 and 2023, and indicates the fair value hierarchy of the valuation inputs the Company utilized to determine such fair value:

Description	Level	December 31, 2024	December 31, 2023
Assets:
Cash and marketable securities held in trust account	1	$-	$23,332,031

Liabilities:
Warrant liability – Public Warrants	2	115,000	287,500
Warrant liability – Private Placement Warrants	2	107,500	268,750

The warrants were accounted for as liabilities in accordance with ASC 815-40 and are presented within warrant liabilities in the accompanying balance sheets. The warrant liabilities are measured at fair value at inception and on a recurring basis, with changes in fair value presented within the statements of operations.

As of December 31, 2024, the aggregate values of the Public Warrants and Private Placement Warrants were $115,000 and $107,500, respectively, based on a fair value of $0.01 per warrant. As of December 31, 2023, the aggregate values of the Public Warrants and Private Placement Warrants were $287,500 and $268,750, respectively, based on a fair value of $0.03 per warrant.

The following table presents the changes in the fair value of warrant liabilities:

	Private Placement	Public	Warrant Liabilities
Fair value as of January 1, 2024	$268,750	$287,500	$556,250
Change in fair value	(161,250)	(172,500)	(333,750)
Fair value as of December 31, 2024	$107,500	$115,000	$222,500

	Private Placement	Public	Warrant Liabilities
Fair value as of January 1, 2023	$233,275	$249,550	$482,825
Change in fair value	35,475	37,950	73,425
Fair value as of December 31, 2023	$268,750	$287,500	$556,250

The Company established the initial fair value for the warrants on October 29, 2021, the date of the consummation of the Company’s IPO. The Company used a Black-Scholes model to value the warrants. For periods subsequent to the detachment of the Public Warrants from the Units, the close price of the Public Warrant will be used as the fair value as of each reporting period. The subsequent measurements of the Private Placement Warrants are classified as Level 2 due to the use of an observable market quote for a similar asset in an active market under the ticker USCTW. As of December 31, 2024 and 2023, the Public Warrants have detached from the Units, and the closing price is utilized as the fair value.

Transfers to/from Levels 1, 2 and 3 are recognized at the end of the reporting period in which a change in valuation technique or methodology occurs. There was a transfer of $13,800 from level 1 to level 2 during the year ended December 31, 2024 due to insufficient trading volume. There were no other transfers to/from Levels 1, 2, and 3 during the year ended December 31, 2023.

Note 10 — Segment Information

ASC Topic 280, “Segment Reporting,” establishes standards for companies to report in their financial statement information about operating segments, products, services, geographic areas, and major customers. Operating segments are defined as components of an enterprise that engage in business activities from which it may recognize revenues and incur expenses, and for which separate financial information is available that is regularly evaluated by the Company’s chief operating decision maker, or group, in deciding how to allocate resources and assess performance.

The Company’s chief operating decision maker (“CODM”) has been identified as the Chief Financial Officer who reviews the assets, operating results, and financial metrics for the Company as a whole to make decisions about allocating resources and assessing financial performance. Accordingly, management has determined that there is only one reportable segment.

The CODM assesses performance for the single segment and decides how to allocate resources based on net income or loss that also is reported on the statement of operations as net income or loss. The measure of segment assets is reported on the balance sheet as total assets. When evaluating the Company’s performance and making key decisions regarding resource allocation, the CODM reviews several key metrics included in net income or loss and total assets, which include the following:

	December 31,	December 31,
	2024	2023
Trust Account	$-	$23,332,031
Cash	$6,738	$13,755

	For the Year Ended December 31, 2024	For the Year Ended December 31, 2023
General and administrative expenses	$650,122	$4,416,661

General and administrative expenses are reviewed and monitored by the CODM to manage and forecast cash to ensure enough capital is available to complete a business combination or similar transaction. The CODM also reviews general and administrative costs to manage, maintain and enforce all contractual agreements to ensure costs are aligned with all agreements and budget. General and administrative costs, as reported on the statement of operations, are the significant segment expenses provided to the CODM on a regular basis.

All other segment items included in net income or loss are reported on the statement of operations and described within their respective disclosures.

Note 11 — Subsequent Events

Management has evaluated the impact of subsequent events through the date that the financial statements were issued. Based upon this review, other than the below, the Company did not identify any subsequent events that would have required adjustment or disclosure in the financial statements.

On January 24, 2025, the Company amended and restated its 2023 Promissory Note, as described in Note 5, (the “Amended 2023 Note”) in favor of certain shareholders of the Company to permit its conversion into Class A ordinary shares of Company, at any time, at the option of the representative of the noteholders based upon the current trading price. Subsequent to the execution of the Amended 2023 Note, on January 24, 2025, the representative provided notice that it intended to convert the existing principal balance of the Amended 2023 Note in the amount of $1,181,000 into 39,366,667 Class A ordinary shares of the Company.

On January 28, 2025, the Company, entered into that certain Business Combination Agreement (as it may be amended, supplemented or otherwise modified from time to time, the “Business Combination Agreement”), by and among the Company, Roth CH Holdings, Inc., a Delaware corporation and a direct, wholly owned subsidiary of the Company (the “Domestication Sub”), Roth CH Merger Sub, Inc., a Delaware corporation and a direct, wholly owned subsidiary of the Company (“Merger Sub”), and SharonAI Inc., a Delaware corporation (the “Target”).

Subsequent to December 31, 2024, an additional $138,618 was drawn on the Promissory Note, as described in Note 5.

SharonAI Inc.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Board of Directors of

SharonAI Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of SharonAI Inc. and its subsidiaries (the Company) as of December 31, 2024 and 2023, the related consolidated statements of operations and comprehensive loss, changes in stockholders’ equity and cash flows for the years then ended, and the related notes to the consolidated financial statements (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company’s auditor since 2025.

/s/ HoganTaylor LLP

Tulsa, Oklahoma

April 25, 2025

SharonAI Inc.

Consolidated Balance Sheets

As of December 31, 2024 and 2023

		December 31, 2024	December 31, 2023
	Note	$	$
ASSETS
Current assets:
Cash and cash equivalents		4,424,805	204
Certificates of deposit	7	770,799
Trade and other receivables	8	984,547	-
Other current assets	9	30,018	-
Total current assets		6,210,169	204
Property and equipment, net	10	4,576,105	-
Right of use assets, net	14	935,336
Digital assets	11	721,664	-
Intangible assets, net	12	1,658,963	-
Goodwill		18,044,215	-
Total assets		32,146,452	204

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Trade and other payables	13	957,829	-
Finance lease liability – current portion	14	186,620	-
Borrowings		5,435	-
Total current liabilities		1,149,885	-
Finance lease liability, net of current portion	14	760,087	-
Deferred tax liabilities	6	327,535	-
Total liabilities		2,237,506	204

Stockholders’ equity:
Series A Preferred Stock (15,000 and 0 par value shares issued and outstanding as of December 31, 2024 and 2023, respectively)	15	2	-
Series B Convertible Preferred Stock (27,000 and 0 par value shares issued and outstanding as of December 31, 2024 and 2023, respectively)		3	-
Common Stock (1,067,213 and 300 par value shares issued and outstanding as of December 31, 2024 and 2023, respectively)		107	204
Additional paid-in capital		33,304,160	-
Accumulated deficit		(3,905,281)	-
Noncontrolling interest		86,096	-
Accumulated other comprehensive income (AOCI)		423,858	-
Total stockholders’ equity		29,908,945	204
Total liabilities and stockholders’ equity		32,146,452	204

The accompanying notes are an integral part of the consolidated financial statements.

SharonAI Inc.

Consolidated Statements of Operations and Comprehensive Loss

For the Years Ended December 31, 2024 and 2023

	Note	2024 $	2023 $
Revenue	5	438,292	-
Cost of revenue		(719,993)	-
Gross loss		(281,701)	-

Share based compensation	16	(253,728)	-
Selling, general, and administrative expenses		(2,368,745)	-
Other expenses		(2,047,133)	-
Loss from operations		(4,951,307)	-
Change in fair value of digital assets		157,923	-
Other income	5	921,322	-
Interest expense, net		(19,028)	-
Loss before income taxes		(3,891,090)	-
Income tax expense	6	(32,908)	-
Net loss		(3,923,998)	-
Net loss attributable to noncontrolling interest		(18,717)	-
Net loss attributable to SharonAI Inc.		(3,905,281)	-

Other comprehensive income:
Foreign currency translation adjustments		423,858	-
Other comprehensive income		423,858	-
Other comprehensive income attributable to noncontrolling interest		1,025	-
Other comprehensive income attributable to SharonAI Inc.		424,883	-
Comprehensive loss attributable to SharonAI Inc.		(3,480,398)	-

Loss per share of common stock
Basic and diluted		(7.02)	-
Weighted-average shares of common stock outstanding
Basic and diluted		556,356	300

The accompanying notes are an integral part of the consolidated financial statements.

SharonAI Inc.

Consolidated Statements of Changes in Stockholders’ Equity

For the Year Ended December 31, 2024 and 2023

	Series A Preferred Stock		Series B Convertible Preferred Stock		Common Stock		Options Reserve		Additional Paid-In Capital	Accumulated deficit	Accumulated Comprehensive Income (AOCI)	Total SharonAI Inc.’s Equity	Non-controlling Interest	Total Stockholders Equity
	#	$	#	$	#	$	#	$	$	$	$	$	$	$
Balance at December 31, 2022	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Issuance of AAM common stock	-	-	-	-	300	-	-	-	204	-	-	204	-	204
Balance at December 31, 2023	-	-	-	-	300	-	-	-	204	-	-	204	-	204
Issuance of Series A preferred stock	15,000	2	-	-	-	-	-	-	14,998	-	-	15,000	-	15,000
Issuance of Series B preferred stock	-	-	27,000	3	-	-	-	-	26,997	-	-	27,000	-	27,000
Issuance of common stock	-	-	-	-	257,179	26	-	-	10,640,694	-	-	10,640,719	-	10,640,719
Capital raising costs	-	-	-	-	-	-	-	-	(593,059)	-	-	(593,059)	-	(593,059)
AAM share exchange, net	-	-	-	-	209,700	21	-	-	(21)	-	-	-	-	-
Acquisition of DIF	-	-	-	-	55,000	6	-	-	1,256,040	-	-	1,256,046	-	1,256,046
Acquisition of DSS	-	-	-	-	532,251	53	8,195	-	20,865,114	-	-	20,865,167	766,256	21,631,423
Conversion of SAFE securities	-	-	-	-	3,441	-	-	-	176,999	-	-	176,999		176,999
Purchase of noncontrolling interest	-	-	-	-	9,342	1	-	-	662,467	-	-	662,468	(662,468)	-
Share based compensation	-	-	-	-	-	-	57,294	-	253,728	-	-	253,728	-	253,728
Net loss	-	-	-	-	-	-	-	-	-	(3,905,281)	-	(3,905,281)	(18,717)	(3,923,998)
Equity Adjustment from Foreign Currency Translation (CTA)	-	-	-	-	-	-	-	-	-	-	423,858	423,858	1,025	424,883
Balance at December 31, 2024	15,000	2	27,000	3	1,067,213	107	65,489	-	33,304,160	(3,905,281)	423,858	29,822,849	86,096	29,908,945

The accompanying notes are an integral part of the consolidated financial statements.

SharonAI Inc.

Consolidated Statements of Cash Flows

For the Years Ended December 31, 2024 and 2023

	December 31, 2024	December 31, 2023
	$	$
CASH FLOWS FROM OPERATING ACTIVITIES:
Loss for the period, including noncontrolling interest	(3,923,998)	-
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation	566,110	-
Share based payments	253,728	-
Change in fair value of digital assets	(157,923)	-
Digital assets revenue	(219,763)	-
Digital assets cost of revenue	118,497	-
Amortization of intangible assets	564,671	-
Income tax expense	32,908	-
Unrealized loss on foreign currency exchange	956,560	-
Gain on the receipt of equipment	(273,273)	-
(Increase) in trade and other receivables	(759,340)	-
Decrease in other current assets	27,285	-
Increase in trade and other payables	608,545	-
Net cash flows used in operating activities	(2,205,993)	-

CASH FLOWS FROM INVESTING ACTIVITIES:		-
Cash received from DSS acquisition	55,836	-
Purchase of certificates of deposit	(264,363)	-
Payment for the purchase of property and equipment	(2,947,244)	-
Proceeds from sales of digital assets	119,268	-
Net cash flows used in investing activities	(3,036,503)	-

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of common stock, net of issuance costs	10,184,394	204
Issuance costs related to capital raise	(622,231)	-
Proceeds from debt issuance with related parties	419,601	-
Proceeds from issuance of preferred shares	42,000	-
Net cash flows from financing activities	10,023,764	204

Effect of exchange rates changes on cash and cash equivalents	(356,667)	-
Net cash increase in cash and cash equivalents	4,424,601	204
Cash, restricted cash and cash equivalents at beginning of period	204	-
Cash, restricted cash and cash equivalents at end of period	4,424,805	204

Refer to Note 21 for the supplemental cash flows information.

The accompanying notes are an integral part of the consolidated financial statements.

SharonAI Inc.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2024 and 2023

1	Description of Business

The consolidated financial statements cover SharonAI Inc. (“SAI”) and its controlled entities (“the Company” or the Group”). SAI is a digital infrastructure provider, incorporated in the state of Delaware in the United States of America on February 15, 2024. The Group’s principal activities are the provision of decentralized data storage solutions and infrastructure in the Filecoin network with revenue generating operations exclusively in Australia to date.

On April 29, 2024, SAI and Alternative Asset Management Pty Ltd (“AAM” or “Sharon Australia”), who have identical ownership as SAI, completed a share exchange. AAM did not have business operations but owned certain mining assets. Pursuant to the transaction there was no change in relative voting interest amongst the existing shareholders of both entities. See Note 2(b) for additional reporting considerations for the share exchange.

Also on April 29, 2024, SAI acquired certain assets from Digital Income Fund Pty Ltd as trustee for Distributed Income Fund (“DIF”), which the Company concluded was an asset acquisition under Accounting Standards Codification (ASC) 805-50 in exchange for SAI equity. See Note 4 for additional information on the DIF asset acquisition.

On June 30, 2024, SAI acquired the majority equity interest of Distributed Storage Solutions Limited (“DSS”). DSS is a cloud storage provider providing robust data storage infrastructure in the Filecoin network with additional focus on high performance computers (HPC) and artificial intelligence, which was determined to be a business combination. See Note 4 for additional information on the DSS business combination.

2	Summary of Significant Accounting Policies

(a)	Basis of presentation

The accompanying consolidated financial statements include the balances and results of operations of the Company and have been prepared pursuant to the rules and regulations of the U.S. Securities and Exchanges Commission (“SEC”) and in conformity with generally accepted accounting principles in the U.S. (“US GAAP”).

(b)	Principles of consolidation

Pursuant to the share exchange with the holders of AAM’s equity, which had the same ownership structure as SAI before and after the share exchange, the Group financial statements have been prepared on a consolidated basis by applying the predecessor value method as if the AAM share exchange had been completed at the beginning of the earliest reporting period.

The consolidated statements of profit or loss and other comprehensive income, consolidated statements of changes in equity and consolidated statements of cash flows of SAI and AAM for the relevant periods include the results and cash flows of SAI and AAM from the earliest date presented.

The consolidated balance sheets as of December 31, 2024 and 2023 have been prepared to present the assets and liabilities of the subsidiaries using the existing book values from the common shareholders’ perspective. No adjustments are made to reflect fair values, or to recognize any new assets or liabilities as a result of the share exchange.

For all business combinations, the Group’s consolidated financial statements include the financial position and performance of controlled entities from the date on which control is obtained until the date that control is lost. For all periods presented, the consolidated financial statements include the Group.

All inter-company transactions are eliminated in consolidation.

SharonAI Inc.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2024 and 2023

(c)	Use of estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and related disclosures of contingent assets and liabilities. Actual results could differ from those estimates.

(d)	Foreign currency translation

The financial statements of the Group’s subsidiaries with functional currencies other than the U.S. dollar are translated into U.S. dollars using period-end exchange rates for assets and liabilities, historical exchange rates for stockholders’ equity and weighted average exchange rates for operating results. Translation gains and losses are included in accumulated other comprehensive (loss) income in stockholders’ equity. Foreign currency transaction gains and losses are included in other expenses in the consolidated statements of operations and comprehensive loss. The Company recorded realized foreign currency transaction gain of $39,979 and an unrealized foreign currency transaction loss of $970,745 for the year ended December 31, 2024, which is included in other expenses, in the consolidated statements of operations and comprehensive loss.

(e)	Acquisitions

The Company evaluates acquisitions of assets and other similar transactions to assess whether or not the transaction should be accounted for as a business combination or asset acquisition by first applying a screen test to determine whether substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or group of similar identifiable assets. If so, the transaction is accounted for as an asset acquisition. If not, further determination is required as to whether or not the Company has acquired inputs and processes that have the ability to create outputs, which would meet the definition of a business. Significant judgment is required in the application of the test to determine whether an acquisition is a business combination or an acquisition of assets.

Acquisitions meeting the definition of business combinations are accounted for using the acquisition method of accounting, which requires that the purchase price be allocated to the net assets acquired at their respective fair values. In a business combination, any excess of the purchase price over the estimated fair values of the net assets acquired is recorded as goodwill.

The Company measures and recognizes asset acquisitions that are not deemed to be business combinations based on the cost to acquire the assets, which includes pre-acquisition direct costs recorded in accrued professional and consulting fees. Goodwill is not recognized in asset acquisitions. Refer to Note 4, Acquisitions for specific acquisitions.

(f)	Revenue recognition

The Group earns revenues from the provision of data storage to a blockchain network.

The Group recognizes revenue in accordance with Accounting Standards Codification (“ASC”) Topic 606 Revenue from Contracts with Customers, which provides a five-step model for recognizing revenue from contracts with customers as follows:

(i)	identify the contract with a customer;

(ii)	identify the performance obligations in the contract;

SharonAI Inc.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2024 and 2023

(iii)	determine the transaction price;

(iv)	allocate the transaction price to the performance obligation in the contract

(v)	recognize revenue when the entity satisfies a performance obligation.

Below is a discussion of how the Group’s revenues are earned and the Group’s accounting policies pertaining to revenue recognition under ASC 606 and other required disclosures.

Digital asset - mining revenue

The Group provides data storage services in exchange for non-cash consideration in the form of a digital asset.

The Group’s performance obligations to provide the data storage services arises in the Filecoin (“FIL”) network when a customer in this network digitally requests the service from data storage providers such as the Group.

The Group satisfies this performance obligation when it proves delivery of data storage services on the FIL blockchain by undertaking daily computations that validate the successful delivery of the data storage services to the end FIL customer. Upon selection as the storage provider and successful validation, the Group receives its share of network block rewards, and therefore recognizes revenue at that point in time, for the satisfactory completion of this performance obligation.

The relative share of network block rewards in Filecoin is determined by the amount of “sealed” or proven storage that the Group has in the network. The more data the Group stores the higher the probability of winning block rewards.

Block rewards are deposited into the Group’s digital wallets immediately upon completing the validation (WinningPoSt) computations.

Revenue from provision of Graphics Processing Unit (GPU) Infrastructure

The Group earns revenues from the provision of GPU Infrastructure as a service to customers via a marketplace. Revenue from provision of GPU Infrastructure for the Group is recognized on a weekly basis as the performance obligation of the supplied GPU IaaS is met. The Group satisfies this performance obligation when it makes the required equipment available to the customer for the period.

(g)	Other income

Research and development grants

Research and development grants are received from the Australian Taxation Office. The grants are recognized as other income once the Group has complied with all the attached conditions, at the estimated amount that will be received for the period.

Fixed assets promotional gift

Fixed assets income relates to the receipt of a server from an infrastructure supplier as a promotional opportunity for the Company to promote the server technology and capabilities with its business. The contribution was recognized in income at its fair value upon receipt and are included in property and equipment in the consolidated balance sheets.

SharonAI Inc.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2024 and 2023

(h)	Cost of revenue

Cost of revenue consists primarily of expenses that are directly related to providing the Group’s service to its paying customers. These primarily consist of material costs related to digital currency mining.

(i)	Income tax

The tax expense recognized in the consolidated statements of operations and comprehensive loss comprises current income tax expense plus deferred tax expense.

Current tax is the amount of income taxes payable (recoverable) in respect of the taxable profit (loss) for the year and is measured at the amount expected to be paid to (recovered from) the taxation authorities, using the tax rates and laws that have been enacted by the end of the reporting period. Current tax liabilities (assets) are measured at the amounts expected to be paid to (recovered from) the relevant taxation authority.

Deferred tax is provided on temporary differences which are determined by comparing the carrying amounts of tax bases of assets and liabilities to the carrying amounts in the consolidated financial statements.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted by the end of the reporting period.

Deferred tax assets are recognized for all deductible temporary differences and unused tax losses to the extent that it is probable that taxable profit will be available against which the deductible temporary differences and losses can be utilized.

Tax positions taken or expected to be taken in the course of preparing the Group’s tax returns are required to be evaluated to determine whether the tax positions are “more-likely-than-not” of being sustained by the applicable tax authority. Tax positions not deemed to meet a more-likely-than-not threshold would be recorded as a tax expense in the current year. There are no uncertain tax positions that require accrual or disclosure to the financial statements as of December 31, 2024, or 2023. The Group’s policy is to recognize interest and penalties related to income tax matters in income tax expense. The Group had no material accruals for interest or penalties related to income tax matters as of December 31, 2024, or 2023. Generally, the Group’s tax returns are subject to examinations by local Australian tax authorities for tax filings for all years since inception.

(j)	Comprehensive loss

A separate consolidated statements of operations and comprehensive loss is required under Account Standards Update (“ASU”) 2011-05, Comprehensive Income. Net loss and foreign currency translation adjustments are the components of comprehensive loss for the Group and are included as a separate consolidated statements of operations and comprehensive loss.

(k)	Cash and cash equivalents

Cash and cash equivalents comprise of cash in bank, demand deposits and short-term investments which are readily convertible to known amounts of cash and which are subject to an insignificant risk of change in value.

SharonAI Inc.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2024 and 2023

(l)	Financial Instruments

Financial instruments are recognized initially on the date that the Group becomes party to the contractual provisions of the instrument. The Group’s financial instruments consist of cash and cash equivalents, certificates of deposit, other receivables and trade and other payables and borrowings and are carried at cost, which approximates fair value due to the short-term nature of these instruments.

(m)	Goods and services tax (GST)

Revenue, expenses and assets are recognized net of the amount of goods and services tax (GST), except where the amount of GST incurred is not recoverable from the Australian Taxation Office (ATO).

Receivables and payables are stated inclusive of GST.

Cash flows in the consolidated statements of cash flows are included on a gross basis and the GST component of cash flows arising from investing and financing activities which is recoverable from, or payable to, the taxation authority is classified as operating cash flows.

(n)	Property and equipment

Property and equipment is stated at cost, net of accumulated depreciation. When an item is sold or retired, the costs and related accumulated depreciation are eliminated, and the resulting gain or loss, if any, is credited or charged to income in the consolidated statements of operations and comprehensive loss. The Group provides for depreciation using the straight-line method over the estimated useful lives of the respective assets.

The Company reviews the carrying value of long-lived assets, including property and equipment, for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable in accordance with ASC 360-10. If such indicators are present, the Company compares the expected undiscounted future cash flows of the asset group to its carrying amount. If the carrying amount exceeds the undiscounted cash flows, an impairment loss is recognized equal to the amount by which the carrying value exceeds its fair value.

A summary of estimated useful lives is as follows:

Fixed asset class	Useful life
Computer Equipment	1 - 2 years
Other Equipment	5 years

Other Equipment above includes modular data centers, electrical equipment, cooling infrastructure equipment, telecommunication modules and sundry building and storage. Major improvements are capitalized while replacement, maintenance and repairs which do not improve or extend the lives of the respective assets are expensed as incurred.

(o)	Intangible assets

Intangible assets are recognized at fair value when acquired, either separately or as part of a business combination, in accordance with ASC 805. Identifiable intangibles are those that are either separable or arise from contractual or legal rights. Internally generated intangible assets, such as brands or customer relationships, are generally expensed as incurred, with the exception of certain software development costs, which may be capitalized once technological feasibility is established, per ASC 350-40.

SharonAI Inc.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2024 and 2023

Finite-lived intangible assets are amortized over their estimated useful lives, typically on a straight-line basis, reflecting the consumption of economic benefits. Useful lives are based on legal, contractual, or economic factors and are generally between 1 to 20 years. Residual values are assumed to be zero unless a third-party commitment exists. Amortization begins when the asset is available for use and any changes in useful life or method are accounted for prospectively.

Intangible assets with indefinite lives, such as trademarks or perpetual licenses, are not amortized but are tested for impairment at least annually, or more frequently if indicators of impairment arise, in accordance with ASC 350. Goodwill, which arises in business combinations, is also not amortized but tested for impairment annually at the reporting unit level or when triggering events occur. An optional qualitative assessment may be performed before a quantitative test. Intangible assets are evaluated at the beginning of the fourth quarter annually in line with company policy.

Finite-lived intangible assets are assessed for impairment under ASC 360-10 if events suggest their carrying amount may not be recoverable. If undiscounted future cash flows are less than the carrying amount, an impairment loss is recognized equal to the excess of carrying value over fair value. For indefinite-lived intangibles and goodwill, impairment losses are recorded when the carrying amount exceeds fair value, with goodwill impairment limited to the carrying amount of goodwill.

(p)	Digital Assets

The Group purchases or mines digital assets or receives digital assets as consideration for the delivery of its services. The Group accounts for all digital assets held as crypto assets, a subset of indefinite-lived intangible assets in accordance with ASC 350-60, Intangibles - Goodwill and Other - Crypto Assets. The Group has ownership of and control over the digital assets and may use third-party custodial services to secure it.

The digital assets are initially recorded at cost if purchased or fair value if received in mining revenue operations and are subsequently remeasured on the consolidated balance sheet at fair value. Cost is determined based on the cash consideration paid net of the transaction costs. The Group remeasures on a monthly basis the fair value of the digital assets determined by observable market rates.

Gains and losses from the remeasurement of crypto assets shall be included in net income and presented separately from changes in carrying amounts of other intangible assets. The Group recognized a gain of $157,923 for the fair value measurement of its digital assets during the twelve months ended December 31, 2024.

At times, the Group may settle various payables and accrued liabilities in digital assets within the normal course of operations. Gains and losses arising from transactions settled with digital assets are included as a component of other income or selling, general, and administrative expenses within the accompanying consolidated statements of operations and comprehensive loss.

The Group’s digital assets consists primarily of Filecoin crypto-currency.

(q)	Equity-settled compensation

The Group follows ASC 718-10, Compensation-Stock Compensation. The Group offers equity-settled stock-based compensation employee share and option plans. The fair value of the equity to which employees become entitled is measured at grant date and recognized as an expense over the vesting period, with a corresponding increase to equity.

Vesting conditions are taken into account when considering the number of options expected to vest. At the end of each reporting period, the Group revises its estimate of the number of options which are expected to vest. Revisions to the prior period estimates are recognized in profit or loss and equity.

The Group has the following types of equity settled transactions:

Options

The Group issues options to board members. The options are measured at fair value based on the Black-Scholes option pricing model on the grant date and are expensed immediately where there are no conditions attached, or over the vesting period.

SharonAI Inc.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2024 and 2023

Restricted Stock Units

The Group issues restricted stock units to employees. These units are measured at fair based on observable market bid prices on the grant date and are expensed immediately where there are no conditions attached, or over the vesting period.

(r)	Foreign currency transactions and balances

Foreign currency transactions are recorded at the spot rate on the date of the transaction. The Group has determined the functional currency is the U.S. Dollar for the Group. Transactions or assets and liabilities denominated in a foreign currency are translated into U.S. dollars as follows: monetary assets and liabilities, at the rate of exchange in effect at the balance sheet date; non-monetary assets and liabilities, at the exchange rate prevailing at the time of the acquisition of the assets or assumption of the liabilities; and revenues and expenses (excluding amortization, which is translated at the same rate as the related asset), at the average rate of exchange for the year. Gains and losses arising from foreign currency transactions are included in net loss.

(s)	Legal and other contingencies

The Group accounts for its contingent liabilities in accordance with ASC 450, Contingencies. A provision is recorded when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. With respect to legal matters, provisions are reviewed and adjusted to reflect the impact of negotiations, estimated settlements, legal rulings, advice of legal counsel and other information and events pertaining to a particular matter. Legal costs incurred in connection with loss contingencies are expensed as incurred.

The Group may be subject to various legal proceedings and claims that arise in the ordinary course of business. In the opinion of management, there was not a reasonable possibility that the Group may have a material loss, or a material loss in excess of a recorded accrual, with respect to loss contingencies. However, the outcome of any future legal proceedings is subject to significant uncertainty. Therefore, although management considers the likelihood of such an outcome to be remote, if one or more of these legal matters were resolved against the Group in a reporting period for amounts in excess of management’s expectations, the Group’s consolidated financial statements for that reporting period could be materially adversely affected.

(t)	Recently Adopted Accounting Standards

In November 2023. the Financial Accounting Standards Board (“FASB”), issued Accounting Standards Update (“ASU”) No. 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures,” intended to improve reportable segment disclosure requirements, primarily through enhanced annual disclosures about significant segment expenses. SAI opted to early adopt the ASU as of December 15, 2024. See Note 24 in the notes to the consolidated financial statements for further details.

In December 2023, the FASB issued ASU No. 2023-08, Intangibles - Goodwill and Other - Crypto Assets (Subtopic 350-60): Accounting for and Disclosure of Crypto Assets (“ASU 2023-08”). ASU 2023-08 requires fair value measurement of certain crypto assets each reporting period with the changes in fair value reflected in net income. The amendments also require disclosures of the name, fair value, units held, and cost bases for each significant crypto asset held and annual reconciliations of crypto asset holdings. The Group adopted this guidance early on January 1, 2024. See Note 2(p) in the notes to the consolidated financial statements for further details.

3	Critical Accounting Estimates and Judgements

The Group makes estimates and judgements during the preparation of these consolidated financial statements regarding assumptions about current and future events affecting transactions and balances.

These estimates and judgements are based on the best information available at the time of preparing the financial statements, however as additional information is known then the actual results may differ from the estimates.

SharonAI Inc.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2024 and 2023

4	Acquisitions

DIF

On April 29, 2024, SAI acquired certain assets of DIF in exchange for 55,000 shares of common stock of SAI. The Company considered whether the DIF asset acquisition should be defined as a business under ASC 805. ASC 805-10-55-5A through 55-5C describe a screen test to determine whether an acquired set of assets and activities is not a business. The Company determined that substantially all (greater than 90%) of the fair value of the assets acquired were concentrated in a single asset, property and equipment. Accordingly, the Company treated the DIF asset acquisition as an asset acquisition for accounting purposes.

The Company determined the fair value of the consideration paid was $1,256,046. The assets acquired were assumed at cost and comprised of $1.1 million in property and equipment and $0.1 million in digital assets paid for in share-based consideration by the Company.

DSS

On June 30, 2024, SAI acquired 96.44% of the outstanding shares of DSS for 532,251 shares of common stock of SAI. The purpose of the acquisition was to expand the Company’s digital mining business and to gain exposure and knowledge of the GPU services business. The Company engaged a third-party valuation firm to assist with the valuation of the business acquired.

The fair value of the equity consideration was determined to be $20,865,167. Under the acquisition method of accounting, the assets acquired, and liabilities assumed of DSS were recorded as of the acquisition date, at their respective fair values, and consolidated with those of the Company. The excess of purchase price over the identifiable intangible and net tangible assets is allocated to goodwill. The portion of non-controlling interest was then derived from the pro-rata of the business acquired.

The acquisition-date values of the assets acquired, and liabilities assumed are as follows:

$
Cash	55,836
Certificates of deposit	245,236
Trade and other receivables	412,176
Prepaid expenses & other current assets	59,082
Property & equipment, net	1,082,969
Digital assets	535,697
Intangible assets	2,224,369
Accounts payable, accrued expenses, & other current liabilities	(449,357)
Deferred tax liabilities	(391,984)
Other long-term liabilities	(186,816)
Total identifiable net assets (liabilities) assumed	3,587,208
Noncontrolling interest	(766,256)
Goodwill	18,044,215
Total purchase price	20,865,167

The intangible assets acquired related to technology and had an estimated useful life of 1.5 – 2 years.

Goodwill reflects the synergistic nature of SAI’s identifiable assets that, when employed in combination, generate value in excess of their individual values. As a result, SAI has recorded goodwill in connection with the acquisition. Goodwill is not deductible for tax purposes.

The results of operations related to the acquisition of DSS have been included in the Group’s consolidated statements of operations and comprehensive loss from the acquisition date.

SharonAI Inc.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2024 and 2023

Following the acquisition of DSS, on December 1, 2024, SAI acquired 3.08% of the noncontrolling interest of DSS through the exchange of 9,342 shares of common stock, bringing SAI’s ownership percentage to 99.52% and noncontrolling interests down to 0.48%, as detailed at the consolidated statements of changes in stockholders’ equity.

Proforma financial information:

The unaudited financial information in the table below summarizes the combined results of operations of SharonAI Inc. and DSS for the years ended December 31, 2024 and 2023, on a pro forma basis, as though the companies had been combined as of January 1, 2023. The pro forma earnings for the years ended December 31, 2024 and 2023 were adjusted to include intangible amortization expense of $550,000 and $1,100,000, respectively. The unaudited pro forma financial information does not purport to be indicative of the Company’s combined results of operations which would actually have been obtained had the acquisition taken place on January 1, 2023 nor should it be taken as indicative of future consolidated results of operations.

	Proforma SharonAI As Adjusted 2024	Proforma SharonAI As Adjusted 2023
	$	$
Revenue	1,170,923	1,291,446
Loss from operations	(9,193,061)	(279,594)
Net loss	(7,541,243)	(2,017,478)

5	Revenue and Other Income

Revenue from continuing operations

	December 31, 2024	December 31, 2023
	$	$
Revenue
Digital asset mining revenue	232,510	-
Provision of GPU Infrastructure services	205,043
Other revenue	739	-
Total other income	438,292	-

Revenue is recognized at point in time when services are provided.

Other income

	December 31, 2024	December 31, 2023
	$	$
Other income
Research and development grants	648,049	-
Fixed assets promotional gift	273,273	-
Total other income	921,322	-

SharonAI Inc.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2024 and 2023

6	Income Tax Expense

(a)	Income (loss) before income taxes consists of the following:

	December 31, 2024	December 31, 2023
	$	$
Domestic and foreign income before provision for income tax
Domestic	(1,761,741)	-
Foreign	(2,236,727)	-
Total income before income taxes	(3,998,468)	-

(b)	The Group is subject to income taxes in U.S. federal, state, and foreign jurisdictions. The provision for income taxes in the accompanying consolidated financial statements is comprised of the following:

	December 31, 2024	December 31, 2023
	$	$
Current
Federal	-	-
State	40,714	-
Foreign	99,299
Total Current	140,013
Deferred
Federal	-	-
State	-	-
Foreign	(107,105)	-
Total Deferred	(107,105)	-
Total Provision	32,908	-

(c)	A reconciliation of the income tax expense computed using the United States federal statutory rate to the Group’s effective tax rate is as follows:

	December 31, 2024	December 31, 2023
Federal tax expense (benefit) at the statutory rate	21%	-%
State income taxes, net of federal benefit	5%	-%
Impact of non-U.S. earnings	1%	-%
Change in valuation allowance	(19)%	-%
Permanent differences	(3)%	-%
Research and development tax incentive	(5)%	-%
Tax on Income	(0)%	-%

SharonAI Inc.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2024 and 2023

As of December 31, 2024, the Group had $845,627 of federal and $1,609,826 of state net operating loss carryforwards. The federal net operating losses have an indefinite life and can be utilized to offset 80% of future taxable income, while the state net operating losses will begin to expire in 2044. As of December 31, 2024, the Company had Australian net operating loss carryforwards of $93,194 that can be carried forward indefinitely.

As of December 31, 2024 and 2023, the Group had no recorded liabilities for uncertain tax positions. As of December 31, 2024 and 2023, the Group had no accrued interest or penalties related to uncertain tax positions. The Group’s accounting policy is to recognize interest and penalties related to uncertain tax positions in income tax expense.

The Group files income tax returns in the United States, various state jurisdictions, and Australia. The Group is not currently under examination by the Internal Revenue Service or any other jurisdiction. All tax years remain open to tax examination. To the extent the Group has tax attribute carryforwards, the tax years in which the attribute was generated may be adjusted upon examination by the Internal Revenue Service or other tax authorities to the extent utilized in a future period.

The Group has not provided U.S. deferred income taxes or foreign withholding taxes on unremitted earnings of foreign subsidiaries, as such amounts are considered to be indefinitely reinvested. Any accumulated earnings in foreign subsidiaries are primarily utilized to fund working capital requirements as the Group continues to expand operations. The amount of any unrecognized deferred tax liability related to undistributed foreign earnings is immaterial.

Deferred taxes are recognized for net operating loss carryovers and temporary differences between the basis of assets and liabilities for financial statement and income tax purposes. The significant components of the Group’s deferred tax assets and liabilities as of December 31, 2024 and 2023 are comprised of the following:

	December 31, 2024	December 31, 2023
	$	$
Net operating loss carryforward	303,257	-
Unrealized gain (loss)	293,707	-
Capitalized transaction costs	77,225	-
Accrued expenses	78,878	-
Stock based compensation	65,208	-
Total deferred tax assets	818,275	-
Less valuation allowance	(733,310)	-
Net deferred tax asset	84,965	-

Intangibles	(412,500)	-
Total deferred tax liabilities	(412,500)	-

Net deferred tax liability	(327,535)	-

Net change in valuation allowance	733,310	-

The Group’s valuation allowance increased by $733,310, primarily as a result of current year losses, unrealized losses, and an increase in the deferral of various expenses against which a valuation allowance is maintained during the year ended December 31, 2024. In assessing the ability to realize the Group’s net deferred tax assets, management considers various factors including taxable income in carryback years, future reversals of existing taxable temporary differences, tax planning strategies, and future taxable income projections to determine whether it is more likely than not that some portion or all of the net deferred tax assets will not be realized. Based on the negative evidence, including the worldwide cumulative losses that the Group has incurred, management has determined that the uncertainty regarding realizing certain deferred tax assets is sufficient to warrant the need for a valuation allowance against its worldwide net deferred tax assets after consideration of the reversals of existing taxable temporary differences.

SharonAI Inc.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2024 and 2023

7	Certificates of deposit

As at 31 December 2024, the Company held certificates of deposit totaling $770,799, which are restricted due to their use as collateral for bank guarantees issued for equipment managed service contracts. The CDs have a 12-month term and are maintained in a bank account in the Company’s name. Interest earned on the CDs is accrued to the Company. Under the terms of the service contracts, the supplier may claim the funds in the event of a material default by the Company in fulfilling its payment obligations. These arrangements do not transfer ownership or control of the CDs but restrict their use for the duration of the CD term.

8	Trade and other receivables

	December 31, 2024	December 31, 2023
	$	$
Trade receivables	15,799	-
GST receivable	77,266	-
Research and development grant receivable	891,482	-
Total trade and other receivables	984,547	-

9	Other Current Assets

	December 31, 2024 $	December 31, 2023 $
Prepaid network fee	1,941	-
Other prepayments	28,013	-
Other current assets	64	-
Total other current assets	30,018	-

10	Property and Equipment

	December 31, 2024	December 31, 2023
	$	$
Computer equipment
At cost	4,640,967	-
Accumulated depreciation	(407,672)	-
Total computer equipment	4,233,295	-
Other equipment
At cost	380,900	-
Accumulated depreciation	(38,090)	-
Total other equipment	342,810	-
Total property and equipment, net	4,576,105	-

Depreciation expense of $460,469 and foreign currency translation adjustments of $14,707, have been recognized for the twelve months ended December 31, 2024.

SharonAI Inc.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2024 and 2023

11	Digital Assets

The following table provides details of the activities related to our digital assets for the year ended December 31, 2024:

$
Balance as of December 31, 2023	-
Acquisitions	535,697
Disposals	(119,268)
Earned FIL revenue	219,763
FIL cost of revenue	(118,497)
Change in fair value of digital assets	157,923
Unrealized gain on foreign currency translation	(46,046)
Balance as of December 31, 2024	721,664

As of December 31, 2024, the Company held the following:

Asset	Units Held #	Cost Basis $	Fair Value $	Change in Fair Value $
Filecoin	144,224	563,741	721,664	$157,923

Digital assets disclosed above include Filecoin tokens which are pledged as collateral and is required by the Filecoin blockchain for the Group’s ongoing mining operations. Pledged Filecoin is committed for the full life of a storage sector (18 months) and is restricted from use. The Group had pledged $86,690 and $0 as collateral to storage sectors with maturities ranging from 1-540 days at December 31, 2024 and 2023, respectively.

12	Intangible Assets

(a)	Finite-Lived Intangible Assets

$
Balance as of December 31, 2023	-
Acquired finite-lived intangible assets	24,369
Amortization of finite-lived intangible asset	(15,406)
Balance as of December 31, 2024	8,963

Finite-Lived Intangible Assets include digital asset deals contracts which are paid in Filecoin tokens and are amortized over the life of the contract. The digital asset deals contracts include an 18-month storage period, which is used as the life of the contract. Amortization expense of $14,671 and foreign currency translation adjustment of $735 related to finite-lived intangible assets has been recognized as an expense in the consolidated statements of operations and comprehensive loss for the twelve months ended December 31, 2024 and 2023, respectively.

SharonAI Inc.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2024 and 2023

(b)	Technology

$
Balance as of December 31, 2023	-
Acquired technology	2,200,000
Accumulated amortization	(550,000)
Balance as of December 31, 2024	1,650,000

The acquired technology relates to the DSS acquisition described in Note 4. Amortization expense of $550,000 and $0 related to technology has been recognized as an expense in the consolidated statements of operations and comprehensive loss for the twelve months ended December 31, 2024 and 2023, respectively. Amortization expense is expected to be $1,108,963, and $550,000, for the years ending December 31, 2025 and 2026, respectively.

13	Trade and Other Payables

	December 31, 2024	December 31, 2023
	$	$
Trade payables	404,852	-
Accrued expense	442,272	-
Annual payment provision	50,157	-
Income tax payable	40,714	-
Other payables	19,834	-
Total trade and other payables	957,829	-

Trade and other payables are unsecured, non-interest bearing and are normally settled within 30 days. The carrying value of trade and other payables is considered a reasonable approximation of fair value due to the short-term nature of the balances.

14	Leases

The Company leases GPU and associated computer and networking equipment under non-cancelable finance lease agreements. Lease terms generally range from 3 to 5 years and may include options to extend or terminate the lease. Lease agreements may contain both lease and non-lease components, which the Company accounts for as a single lease component for all asset classes under a practical expedient election. The Company also elected the short-term lease exemption for all leases with original terms of 12 months or less, whereby such leases are not recognized on the balance sheet.

a)	Lease cost

The components of lease cost were as follows:

Description	Year Ended December 31, 2024 $
Finance lease - interest	25,275
Finance lease - amortization	89,748
Total lease cost	115,023

SharonAI Inc.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2024 and 2023

b)	Lease assets and liabilities

ROU assets and lease liabilities are recorded on the consolidated balance sheet as follows:

Description	December 31, 2024 $
Finance lease ROU asset	935,336
Finance lease liability (current)	186,620
Finance lease liability (non-current)	760,087

c)	Maturity analysis of lease liabilities

Future minimum lease payments as of December 31, 2024, are as follows:

Year	Finance leases $
2025	230,044
2026	230,044
2027	230,044
2028	230,044
2029	115,022
Total	1,035,199
Less: Imputed interest	(88,492)
Present value of lease liabilities	946,707

d)	Other information

Weighted-average remaining lease term	4.5 years
Weighted-average discount rate:	5.19%
Right-of-use assets obtained in exchange for Right-of use Liability	$1,057,779
Operating cash impact of finance leases	$26,847

15	Shareholders’ Equity

(a)	Preferred Stock

There are two separate classes of preferred stock, each with its own rights and preferences. The Group is authorized to issue 84,000 shares of preferred stock, at a par value of $0.0001 per share.

Series A Preferred Stock

On February 20, 2024, the Group issued a Certificate of Designation of Series A Preferred Stock (the “Series A Designation”), whereby the Board authorized the issuance of up to 15,000 shares of Series A Preferred Stock, par value $0.0001 per share. The Group issued the 15,000 shares at $1.00 per share.

SharonAI Inc.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2024 and 2023

Series B Preferred Stock

On February 20, 2024, the Group issued a Certificate of Designation of Series B Preferred Stock (the “Series B Designation”), whereby the Board authorized the issuance of up to 27,000 shares of Series B Preferred Stock, par value $0.0001 per share. The Group issued the 27,000 shares at $1.00 per share.

(b)	Common Stock

There is one class of common stock, of which the Group is authorized to issue 2,958,000 shares at a par value of $0.0001 per share. As of December 31, 2024, there were 1,067,213 shares issued.

(c)	Warrants

During June 2024, the Company issued warrants to purchase 8,195 shares of SharonAI’s common stock for $62.50 per share to certain former shareholders of DSS as consideration for the acquisition of the business. The warrants are vested and expire May 4, 2025.

(d)	Voting

Series A Preferred Stock, Series B Preferred Stock and Common Stock are entitled to vote with respect to any and all matters presented to the stockholders of the Group. In any such vote, each Share of Series A Preferred Stock shall be entitled to cast 160 votes for each Share held, each Share of Series B Preferred Stock shall be entitled to cast 25 votes for each Share held, and each Share of Common Stock shall be entitled to cast one vote for each Share held.

(e)	Dividends

Series A Preferred Stock does not have dividend features. Cumulative dividends accrue on Series B Preferred Stock on a quarterly basis in arrears at the rate of 3% of the Group’s earnings before interest, taxes, depreciation and amortization (“EBITDA”), which are in preference and priority to declaration or any payment of any dividend or distribution on Common Stock.

(f)	Liquidation Preference

Series A and Series B Preferred Stock shall, with respect to rights on voting, liquidation, winding up and dissolution, rank pari passu to the Common Stock.

(g)	Conversion

Series A Preferred Stock does not contain any conversion features. Series B Preferred Stock is convertible to Common Stock at any time at the option of the holder or from time to time on or after a Change in Control Notice into that number of shares of Common Stock equal to the liquidation value ($1.00) of the Series B Preferred Stock divided by the conversion price subject to such conversion, which is initially one-third of the liquidation value of such share.

(h)	Noncontrolling Interest

On December 1, 2024, the Group acquired 3.08% of DSS through the exchange of 9,342 shares of Common Stock in the Group for interests in DSS, reducing the noncontrolling interest in DSS from 3.56% to 0.48%. As of December 31, 2024, the Group held 99.52% of controlling interest in DSS.

SharonAI Inc.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2024 and 2023

16	Share-based compensation

The Group grants Options and Restricted Stock Units (RSUs) under the 2024 Equity Incentive Plan (the “2024 Plan”) to Board Members, Advisory Board Members, Employees and Contractors. The grants have a combination of performance based and time-based hurdles and vesting periods. On October 23, 2024, the Group granted 4,617 Options and 52,677 Restricted Stock Units (RSUs) which have a contractual term of 10 years. The Options have an exercise price of $61 per share and convert on a 1:1 basis. The Group ascertains the fair value of the Options using a Black-Scholes pricing model and RSUs were valued based on market bid prices. The fair value of equity to which employees become entitled is measured at grant date and recognized as an expense over the vesting period, along with a corresponding increase to equity. As of December 31, 2024, the Group has the following share-based compensation:

(a)	Stock Options

Share-based compensation expense of $11,518 has been recognized in the period ending December 31, 2024, for Options based on the pro rata expense of the service-based options over the vesting period. As of December 31, 2024 190 options had vested.

The following assumptions were used to estimate the fair value of options granted during the year ended December 31, 2024:

a)	Expected term: 10 years

b)	Expected volatility: 250%

c)	Risk-free interest rate: 4.24%

d)	Expected dividend yield: 0%

e)	Estimated fair value of options at grant date: $279,856

Stock Option Activity

Activity	Number of Options	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value
Outstanding at January 1, 2024	-	$0	-	$0
Granted	4,617	$61	9.75	$0
Exercised	-	-	-	-
Forfeited	-	-	-	-
Outstanding at December 31, 2024	4,617	$61	9.75	$0
Exercisable at December 31, 2024	190	$61	9.75	$0

At December 31, 2024, compensation costs related to these unvested stock options not yet recognized in the consolidated statements of operations was approximately $268,000 which will be fully amortized by 2026.

SharonAI Inc.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2024 and 2023

(b)	Restricted Stock Units (RSUs)

Share-based compensation expense of $242,210 has been recognized in the period ending December 31, 2024, for the performance-based RSUs based on the portion of hurdles being met and pro rata time-based vesting conditions being satisfied during the period.

Activity	Performance-Based RSUs	Weighted-Average Grant Date Fair Value
Unvested at January 1, 2024	-	-
Granted	52,677	$3,193,280
Vested*	(3,996)	$242,210
Forfeited	-	-
Unvested at December 31, 2024	48,681	$2,951,070

*	RSU’s listed as vested are not exercisable but representative of the pro-rata portion of the RSU grant vested in the period

At December 31, 2024, compensation costs related to these unvested stock-based compensation awards not yet recognized in the consolidated statements of operations was $2,951,070.

17	Employee Benefit Plan

The Group’s employees that are located in Australia participate in a Superannuation defined benefit scheme. Superannuation is Australia’s mandatory retirement savings system, requiring employers to contribute 11.5% of an employee’s earnings (increasing to 12% by 2025) into a regulated fund. Contributions receive concessional tax treatment, with employer payments taxed at 15% within the fund. Superannuation is typically preserved until retirement age (55–60), with limited early access exceptions. Funds are regulated by Australian Prudential Regulation Authority, Australian Securities and Investments Commission, and the Australian Taxation Office, and offer various investment options, often including insurance coverage. Withdrawals can be taken as a lump sum or income stream, subject to tax rules. Legislative changes may affect contribution limits, taxation, and access conditions.

The Group’s employees located in the USA currently do not have a retirement scheme, however it is intended the Company implement such a scheme in 2025.

18	Fair Value Measurement

The Group measures the following assets and liabilities at fair value on a recurring basis:

●	Intangible assets – Indefinite-lived Digital Assets held at fair value.

Fair value hierarchy

ASC Topic 820, Fair Value Measurement and Disclosures (“ASC Topic 820”) requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. ASC 820 established a fair value hierarchy based on the level of independent, objective evidence surrounding the inputs used to measure fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. ASC Topic 820 prioritizes the inputs into three levels that may be used to measure fair value:

Level 1	Level 1 applies to assets or liabilities for which there are quoted prices in active markets for identical assets or liabilities.

SharonAI Inc.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2024 and 2023

Level 2	Level 2 applies to assets or liabilities for which there are inputs other than quoted prices that are observable for the asset or liability such as quote prices for similar assets or liabilities in active markets; quoted prices for identical assets in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.

Level 3	Level 3 applies to assets or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

The table below shows the assigned level for each asset and liability held at fair value by the Group:

Fair value hierarchy	Level 1 $	Level 2 $	Level 3 $	Total $
As of December 31, 2024
Recurring fair value measurements
Intangible assets – Indefinite-lived Digital Assets	721,664	-	-	721,664

The Group’s assets held at fair value comprise of cryptocurrency (digital assets) classified at level 1. See Note 11 for support. The Group did not make any transfer between the levels of the fair value hierarchy during 2024 or 2023.

19	Supplemental disclosure of cash flow information

	December 31, 2024	December 31, 2023
	$	$
Supplemental cash flows information:
Cash paid for interest	2,827	-

Noncash financing activities:
Director issued common stock upon termination	15,000	-
Acquisition of a business through the issuance of common stock and warrants	20,865,167	-
Settlement of related party notes payable with the issuance of common stock	419,601	-
Settlement of liabilities through the issuance of common stock	176,999	-
Acquisition of assets through the issuance of common stock	1,256,040	-

20	Contingent Liabilities

The Group had the following contingent liabilities at the end of the reporting period:

●	The Group is required to provide a guarantee in the form of Filecoin with third party providers of Filecoin tokens to be used to support the growth of its storage operations, in accordance with agreed terms. This guarantee is to insure no loss is incurred by third party providers throughout the day-to-day operations by the Group. The potential loss that could be incurred by the Group relates to slashing fees and early termination of storage sectors. Management estimates this to be a maximum of $86,690 as of December 31, 2024.

The Group did not have any commitments or any other contingencies as of December 31, 2024.

SharonAI Inc.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2024 and 2023

21	Net Loss per Share

Basic net income (loss) per share is computed by dividing net income (loss) applicable to common shareholders by the weighted-average number of common shares outstanding for the period. Diluted net income (loss) per share reflects the potential dilution of securities that could share in the earnings of an entity using the treasury method or the if-converted method, if applicable. The calculation of diluted net income (loss) per share gives effect to common share equivalents; however, potential common shares are excluded if their effect is anti-dilutive. Convertible Series B Preferred Stock issued and outstanding, and share-based options are considered common share equivalents and are only included in the calculation of diluted earnings per common share when net income is reported and their effect is dilutive.

The following securities were excluded from the calculation of diluted net loss per share because their effect would have been anti-dilutive:

a)	Stock options and RSU’s: 57,293 shares

b)	Warrants: 8,195 shares

c)	Convertible preferred stock: 27,000 shares

A reconciliation of the numerators and denominators is as follows:

	December 31, 2024	December 31, 2023
	$	$
Numerator:
Net loss available to common shareholders	(3,923,998)	-
Less: Net loss attributable to the noncontrolling interest	(18,717)	-
Net loss attributable to common shareholders	(3,905,281)	-

Denominator:
Basic and diluted weighted average number of common shares outstanding	556,356	300
Basic and diluted net loss per common share outstanding	(7.02)	-

22	Segment Information

The Company operates in one operating segment, and therefore one reportable segment, focused on the provision of High Performance Compute Services (HPC). The determination of a single business segment is consistent with the consolidated financial information regularly provided to the Group’s chief operating decision maker (“CODM”), who is the Chief Executive Officer.

The Group’s method for measuring profitability on a reportable segment basis is operating profit or loss, which the CODM uses to assess performance for the Group and in deciding how to allocate resources. The CODM does not review disaggregated assets by segment. The Group adopted ASU 2023‐07 in December 2024. The most significant provision was for the Group to disclose significant segment expenses that are regularly provided to the CODM. The Group’s CODM periodically reviews cost of revenues and selling, general and administrative expenses, excluding share-based compensation, by segment and treats them as significant segment expenses.

SharonAI Inc.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2024 and 2023

The following table presents segment expenses, other segment items, and segment operating loss for the period:

	December 31, 2024 $	December 31, 2023 $
Revenue	438,292	-
Less: Segment Expenses
Costs of revenue	719,993	-
Selling, general and administrative expenses	2,368,745	-
Other segment items(1)	2,300,861	-
Segment expenses	5,389,599	-
Segment loss from operations	(4,951,307)	-
Reconciliation of net loss:
Adjustments and reconciling items	-	-
Loss from operations	(4,951,307)	-

(1)	Other segment items for the reportable segment include share based compensation and other expenses.

23	Transactions with related parties

SharonAI and Sharon Australia have entered into an independent contractor agreement-corporate with James Manning and Manning Group Pty Ltd ATF MG Office Trust (“Manning Consulting Agreement”). Pursuant to the Manning Consultant Agreement, Mr. Manning, as the key person, provides certain services to SharonAI and Sharon Australia relating to commercial opportunity development, discovery of future data center sites, future data center acquisition and construction advisory, transaction advisory services and key relationship introduction and development. In consideration for these services, Manning Group Pty Ltd ATF MG Office Trust is entitled to receive an annual remuneration of AUD$334,500 (approximately $211,000 based on a conversion rate of $1.00AUD to $0.63USD), exclusive of Australian goods and services taxes. The Manning Consulting Agreement has an ongoing term that can be terminated by either side upon three (3) months’ notice.

Sharon Australia has entered into an independent contractor agreement with Nicholas Hughes Jones related entity Inbocalupo Consulting Pty Ltd (“Inbocalupo Consulting Agreement”). Pursuant to the Inbocalupo Consultant Agreement and combined with Mr. Hughes-Jones employment agreement, Mr. Hughes-Jones, as the key person, provides certain services to SharonAI and Sharon Australia relating to business development services. In consideration for these services, Inbocalupo Consulting Pty Ltd is entitled to receive an annual remuneration of AUD$133,800 (approximately $84,294 based on a conversion rate of $1.00AUD to $0.63USD), exclusive of Australian goods and services taxes. The Inbocalupo Consulting Agreement has an ongoing term that can be terminated by either side upon three (3) months’ notice.

SharonAI Inc.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2024 and 2023

Sharon Australia has entered into an independent contractor agreement with Broadfoot Group Pty Ltd (“Broadfoot Consulting Agreement”). Pursuant to the Broadfoot Consultant Agreement, Mr. Broadfoot and Mrs. Broadfoot, as the key persons, provides certain services to SharonAI and Sharon Australia relating to Chief Financial Officer support and executive assistant services to the CFO. In consideration for these services, Broadfoot Group Pty Ltd is entitled to receive an annual remuneration of AUD$111,500 (approximately $70,245 based on a conversion rate of $1.00AUD to $0.63USD), exclusive of Australian goods and services taxes. The Broadfoot Consulting Agreement has an ongoing term that can be terminated by either side upon three (3) months’ notice.

AAM, with which SAI consummated its business combination with on April 29, 2024, had sole identical ownership interests by James Manning, Nicholas Hughes-Jones and Andrew Leece. Through the acquisition, each individual was issued 70,000 common shares at a value of $70,000.

DIF, with which SAI consummated an asset acquisition on April 29, 2024, had common ownership interest by James Manning. Through the acquisition, Mr. Manning was issued 17,600 common shares at a fair value of $390,016.

DSS, with which SAI consummated it business combination with on June 30, 2024, had common ownership interest by James Manning, Nicholas Hughes-Jones and Andrew Leece. Through the acquisition Mr. Manning was issued 49,215 common shares at a fair value of $1,919,366, Mr. Hughes-Jones was issued 27,478 common shares at a fair value of $1,071,623, and Mr. Leece was issued 43,401 common shares at a fair value of $1,692,639.

During 2024, the Group paid storage services expense to Flynt ICS Pty Ltd (“Flynt”). Flynt is a subsidiary of Vertua Limited and affiliated to the Group through common ownership by James Manning. For the year ended December 31, 2024, the Group paid Flynt $167,638 in services expenses.

The Group received approximately $419,590 in loans from various entities affiliated with members of SharonAI’s management and board of directors, including: (a) Woodville Super Pty Ltd, an affiliate of James Manning, Director; (b) Manning Capital Holdings Pty Ltd, an affiliate of James Manning, Director; (c) Strat Capital Pty Ltd (Alpha Juliett), an affiliate of Andrew Leece, Chief Operating Officer; and (d) Inbocalupo Pty Ltd), an affiliate of Nick Hughes-Jones, the former Senior Vice President Business Development. These debts were converted into equity of SharonAI as part of a private placement conducted by SharonAI at the same price that stock was sold to other investors in the offering. The following chart shows the amount of debt from each lender and the shares into which the debt was converted.

	Amount outstanding $	Subscription price per share $	Shares received upon conversion #
Woodville Super Pty Ltd	66,370	39.00	1,702
Manning Capital Holdings Pty Ltd	84,555	39.00	2,168
Strat Capital Pty Ltd (Alpha Juliett)	117,740	39.00	3,019
Inbocalupo Pty Ltd	150,925	39.00	3,870
Total	419,590		10,759

SharonAI Inc.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2024 and 2023

24	Subsequent Events

Subsequent to the year ended December 31, 2024, the following events occurred:

(a)	On January 22, 2025, the Company entered into a JV agreement with New Era Helium.

(b)	On January 30, 2025, the Company entered into a definitive business combination agreement with Roth CH Acquisition Co. (Roth)., an OTC-listed entity that had previously completed a de-SPAC transaction. Although the public entity maintains a listing on the OTC Markets, it currently has no active operations or significant assets. The agreement contemplates a reverse acquisition whereby the Company will be the accounting and legal surviving entity, and upon completion of the transaction, will become a publicly traded company through the listed vehicle.

The transaction remains subject to customary conditions, including regulatory approvals and shareholder consent. The Company is currently preparing the required documentation for the proposed combination.

(c)	On 12 March 2025, the Company entered a scope of work agreement with Lenovo Global Financial Services (Australia and New Zealand) Pty Limited for the provision of AUD$7.4m computer and networking equipment on a lease over 5 years.

Except for the above, no other matters or circumstances have arisen since the end of the financial year which significantly affected or could significantly affect the operations of the Company, the results of those operations, or the state of affairs of the Company in future financial years.

Distributed Storage Solutions Limited

ABN: 87 646 979 222

Consolidated Financial Statements

For the Years Ended December 31, 2023 and 2022

Distributed Storage Solutions Limited

ABN: 87 646 979 222

Contents

For the Years Ended December 31, 2023 and 2022

Independent Auditor’s Report

To the Stockholders and the Board of Directors of Distributed Storage Solutions Limited:

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Distributed Storage Solutions Limited (the Company) as of December 31, 2023 and 2022, the related consolidated statements of operations, changes in stockholders’ equity (deficit), and cash flows for each of the years in the period ended December 31, 2023 and 2022, and the related notes to the consolidated financial statements (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the years in the period ended December 31, 2023 and 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Emphasis of Matter

As discussed in Note 2 to the financial statements, the Company expects to rely on financial support from its majority shareholder to meet its operating, investing and financing activities through the end of the going concern assessment period. The majority shareholder has indicated its intent and ability to provide such support. The support is a significant factor in management’s assessment of the Company’s ability to continue as a going concern. Our opinion is not modified with respect to this matter emphasized.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Existence and Valuation of Digital Assets and Transactions Denominated in Digital Assets

Description of the Matter:

As described in Note 2, digital assets are non-financial assets. They lack physical substance and are built on blockchain technology. The Company elected to not early adopt the Financial Accounting Standards Board Update 2023-08, Intangibles – Goodwill and Other – Crypto Assets (Subtopic 350-60). Therefore, digital assets are classified as indefinite-lived intangible assets and recorded at cost, less impairment charges, if any. Cost is determined using the first-in-first-out (“FIFO”) method of accounting. Management tests digital currencies for impairment annually, or more frequently, when events or changes in circumstances occur indicating that it is more likely than not that the indefinite-lived asset is impaired.

At times, the Company may settle various accounts payable and accrued liabilities in digital currencies within the normal course of operations. Gains and losses arising from transactions settled in digital currencies are included in selling, general and administrative expenses within the accompanying consolidated statements of operations.

The principal considerations for our determination that performing procedures relating to the valuation of digital currencies and transactions denominated in digital currencies is a critical audit matter are (i) price volatility of digital currencies and potential impairment, (ii) reliability of third-party exchange pricing data and (iii) lack of physical substance of digital currencies.

How We Addressed the Matter in Our Audit:

We performed the following procedures:

●	Performed testing over existence of digital currencies including:

○	Confirmation with third-party custodians.

○	Export of transaction activity for each wallet for the fiscal year from public Filecoin block explorers.

○	Used specialized software to verify a sample of the Company’s on-chain transactions.

●	Performed testing over the valuation of digital currencies recorded on the consolidated balance sheet, including the following:

○	Reviewed and tested the Company’s impairment analysis. Compared the value of each unit of digital currency to the lowest intra-day price of the respective digital currency during the reporting period.

●	Utilized pricing data from a variety of third-party exchange-data pricing sources and a specialized software tool when performing audit procedures over digital currency transactions. Investigated any significant differences between data, if any.

We have served as the Company’s auditor since 2023.

Boston, Massachusetts

February 26, 2025

Distributed Storage Solutions Limited
ABN: 87 646 979 222

Consolidated Balance Sheets

As of December 31, 2023 and 2022

	2023 $	2022 $
ASSETS
Current assets:
Cash, restricted cash and cash equivalents	404,711	223,422
Trade and other receivables, net	1,120,954	1,201,588
Other current assets	54,781	48,260
Total current assets	1,580,446	1,473,270
Property and equipment, net	25,429	672,411
Deferred tax assets	62,372	-
Intangible Assets	740,944	380,374
Total assets	2,409,191	2,526,055

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)
Current liabilities:
Trade and other payables	395,071	260,894
Employee benefits	28,097	23,681
Borrowings	6,386,175	-
Total current liabilities	6,809,343	284,575
Borrowings	-	5,757,535
Total liabilities	6,809,343	6,042,110

Stockholders’ equity (deficit):
Ordinary Shares (Issued Capital) (2,423,375 no par value shares issued and outstanding as of December 31, 2023, and 2022, respectively)	6,683,854	6,649,830
Accumulated deficit	(11,084,006)	(10,165,885)
Total stockholders’ equity (deficit)	(4,400,152)	(3,516,055)
Total liabilities and stockholders’ equity (deficit)	2,409,191	2,526,055

The accompanying notes are an integral part of the consolidated financial statements.

Distributed Storage Solutions Limited

ABN: 87 646 979 222

Consolidated Statements of Operations

For the Years Ended December 31, 2023 and 2022

	2023 $	2022 $
Revenue	1,291,446	1,077,221
Cost of revenue	(471,040)	(365,177)
Gross profit	820,406	712,044

Selling, general, and administrative expenses	(1,890,797)	(1,070,366)
Depreciation Expense	(651,957)	(1,328,117)
Loss from operations	(1,722,348)	(1,686,439)

Impairment loss on digital assets	(150,299)	(2,189,105)
Other income	1,267,470	1,227,649
Interest expense, net	(202,794)	(554,168)
Loss before income taxes	(807,971)	(3,202,063)

Income tax expense	(109,507)	(34,637)
Net loss	(917,478)	(3,236,700)

The accompanying notes are an integral part of the consolidated financial statements.

Distributed Storage Solutions Limited

ABN: 87 646 979 222

Consolidated Statements of Changes in Stockholders’ Equity (Deficit)

For the Years Ended December 31, 2023 and 2022

	Ordinary Shares #	Ordinary Shares $	Accumulated deficit $	Total $
Balance at December 31, 2021	2,223,375	6,475,000	(6,929,185)	(454,185)
Net loss	-	-	(3,236,700)	(3,236,700)
Stock-based compensation: EIP	200,000	97,000	-	97,000
Stock-based compensation: Options	-	77,830	-	77,830
Balance at December 31, 2022	2,423,375	6,649,830	(10,165,885)	(3,516,055)
Net loss	-	-	(917,478)	(917,478)
Stock-based compensation: Options	-	34,024	-	34,024
Foreign Exchange	-	-	(643)	(643)
Balance at December 31, 2023	2,423,375	6,683,854	(11,084,006)	(4,400,152)

The accompanying notes are an integral part of the consolidated financial statements.

Distributed Storage Solutions Limited

ABN: 87 646 979 222

Consolidated Statements of Cash Flows

For the Years Ended December 31, 2023 and 2022

	2023 $	2022 $
CASH FLOWS FROM OPERATING ACTIVITIES:
Loss for the period	(917,478)	(3,236,700)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation	651,957	1,328,117
Share based payments	34,024	174,830
Unrealized (gains) losses on foreign currency exchange	(611,855)	(349,630)
Impairment loss on intangible assets	150,299	2,189,105
Gain on sale of digital assets	(140,715)	-
Income Tax Expense	109,507	34,637
(Increase) in trade and other receivables	(91,247)	(438,318)
(Increase) decrease in other assets	(6,521)	78,999
Increase in trade and other payables	134,179	47,528
Increase (decrease) in employee benefits	4,415	(11,507)
Net cash flows from/(used in) operating activities	(683,435)	(182,939)

CASH FLOWS FROM INVESTING ACTIVITIES:
Proceeds from sales of property and equipment	-	90,655
Payment for the purchase of property and equipment	(4,974)	(25,041)
Proceeds from sales of digital assets	241,058	752,638
Payment for the purchase of digital assets	-	(1,132,571)
Net cash flows from/(used in) investing activities	236,084	(314,319)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from third party loan	868,611	239,971
Repayment of third-party loan	(239,971)	-
Net cash flows from/ (used in) financing activities	628,640	239,971

Net cash increase/(decrease) in cash and cash equivalents	181,289	(257,287)
Cash, restricted cash and cash equivalents at beginning of period	223,422	480,709
Cash, restricted cash and cash equivalents at end of period	404,711	223,422

Refer to Note 16 for the supplemental cash flows information

The accompanying notes are an integral part of the consolidated financial statements.

Distributed Storage Solutions Limited

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2023 and 2022

Nature of Operations

The consolidated financial report covers Distributed Storage Solutions Limited (‘the Company’ or ‘DSS’) and its controlled entities (‘the Group’). Distributed Storage Solutions Limited is a for-profit company limited by shares, incorporated and domiciled in Australia.

The principal activities of the Group were the provision of decentralized data storage solutions and infrastructure in the Filecoin Network.

Each of the entities within the Group prepare their financial statements based on the currency of the primary economic environment in which the entity operates (functional currency). The consolidated financial statements are presented in United States Dollars which is the Company’s functional and reporting currency.

Risks and Uncertainties

As a result of the Group’s involvement in the digital asset market, the Group is subject to market risk, liquidity risk, and concentration risk. The digital asset market may be volatile and a variety of factors that are inherently difficult to predict, such as domestic or international economic and political developments, may significantly affect the Group’s operations.

The digital asset market is subject to a high degree of risk from external factors such as price fluctuation, cyber theft from online wallet providers, market acceptance and user adoption, regulation of access to and operation of digital asset networks, legislative changes, and changes in consumer preferences or perceptions of digital currencies. Such factors could have a material adverse effect on the Group’s business and operations.

There is also uncertainty regarding the current and future accounting, tax and legal treatment, as well as regulatory requirements relating to digital assets or transactions utilizing digital assets. Governmental regulations, or any adverse accounting, tax, legal or regulatory treatment of digital assets or transactions could materially and adversely affect the manner in which the Group conducts its business and could result in heightened regulation, oversight, increased costs and potential litigation.

1	Basis of Presentation

The accompanying consolidated financial statements have been presented in conformity with accounting principles generally accepted by the United States (US GAAP) and include the operations of the Company and its wholly owned subsidiary.

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and related disclosures of contingent assets and liabilities. Actual results could differ from those estimates.

2	Summary of Significant Accounting Policies

(a)	Principles of consolidation

The consolidated financial statements include the financial position and performance of controlled entities from the date on which control is obtained until the date that control is lost. For all periods presented, the consolidated financial statements include the Company’s wholly owned subsidiary, Distributed Storage Fund.

All inter-company transactions are eliminated in consolidation.

Distributed Storage Solutions Limited

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2023 and 2022

2	Summary of Significant Accounting Policies (continued)

(a)	Principles of consolidation (continued)

Subsidiaries

Subsidiaries are all entities (including structured entities) over which the parent has control. Control is established when the parent is exposed to or has the right to variable returns from its involvement with the entity and has the ability to affect those returns through its power to direct the relevant activities of the entity.

(b)	Going concern uncertainty

As of December 31, 2023, and 2022, the Group incurred a loss after tax of $917,478 and $3,236,700, respectively and net operating cash outflows of $683,435 and $182,939, respectively. As of December 31, 2023, and 2022, the Group’s total liabilities exceeded its total assets by $4,400,152 and $3,516,055, respectively and its current liabilities exceeded current assets by $5,228,897 and current assets exceeded current liabilities by $1,188,695, respectively. The Group’s cash position as of December 31, 2023, and 2022 was $404,711 and $223,422, respectively. These conditions give rise to a material uncertainty that may cast significant doubt on the Group’s ability to continue as a going concern.

Based on internally prepared forecast cash flows, combined with the existing loan facility of $25 million dollars from the new majority shareholder (refer to note 20), Management believes that the Group will have adequate cash reserves to enable the Group to meet its obligations for at least 12 months from the date the consolidated financial statements were available to be issued to be in accordance with GAAP. Accordingly, the Management have concluded it is appropriate to prepare the financial statements on a going concern basis.

In preparing these forecasts, Management and Directors have had regard for the following:

a.	as of December 31, 2022 the consolidated group had Capital Notes on issue amounting to $5,517,564 which it restructured effective March 31, 2023, converting $4,950,740 to a Simple Agreement for Future Equity (SAFE);

b.	anticipated expansion of new revenue opportunities introduced in 2023, in Q4 2023, DSS commenced business operations in the AI computing sector leveraging its existing infrastructure and fixed price energy contracts to generate additional revenue;

c.	projected growth in FIL revenue resulting from an increase in data stored within the Group’s committed Filecoin infrastructure;

d.	in Q4 2023 DSS renegotiated its third-party Filecoin (FIL) terms from a fixed interest/use fee to a revenue share model to protect against any decline in block reward ratio;

e.	DSS continues to strengthen its long-standing relationship with Lenovo to provide infrastructure as a service on an as needed basis which enables DSS to scale in a capital efficient manner enabling it to meet customer demand on a just in time basis. DSS is actively scaling its storage operations with customer demand expected to grow which is expected to lead to increasing revenue potential;

f.	DSS has signed a new commercial storage agreement which commenced in March 2024 enabling DSS to reduce reliance on revenues generated in digital tokens and shifting its storage operations to USD denominated earnings;

g.	DSS has a standing working capital facility from third parties of up to $1.8M of which the whole amount is available as at the date of this report; and,

h.	the Group is pursuing future capital raising opportunities.

Distributed Storage Solutions Limited

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2023 and 2022

2	Summary of Significant Accounting Policies (continued)

(b)	Going concern uncertainty (continued)

The Directors are of the opinion that the Group can continue to access debt and equity funding to meet its working capital requirements. Accordingly, the Directors consider that it is appropriate to prepare the Group’s financial statements on a going concern basis. Should the Group be unable to source sufficient funding through the factors noted above, the Group may not be able to realize assets at their recognized values and extinguish its liabilities in the normal course of business at the amounts stated in the consolidated financial statements.

The financial statements do not include any adjustments relating to the recoverability and classification of asset carrying amounts or the amount of liabilities that might result should the Group be unable to continue as a going concern and meet its debts as and when they fall due.

(c)	Revenue recognition

The Group earns revenues from the provision of data storage to a blockchain network.

The Company recognizes revenue in accordance with Accounting Standards Codification (‘ASC’) Topic 606 Revenue from Contracts with Customers, which provides a five-step model for recognizing revenue from contracts with customers as follows:

(i)	identify the contract with a customer;

(ii)	identify the performance obligations in the contract;

(iii)	determine the transaction price;

(iv)	allocate the transaction price to the performance obligation in the contract and;

(v)	recognize revenue when the entity satisfies a performance obligation.

Below is a discussion of how the Company’s revenues are earned and the Company’s accounting policies pertaining to revenue recognition under ASC 606 and other required disclosures.

Digital asset - mining revenue

The Company provides data storage services in exchange for non-cash consideration in the form of a digital asset.

The Group’s performance obligations to provide the data storage services arises in the Filecoin (FIL) network when a customer in this network digitally requests the service from data storage providers such as the Group.

The Group satisfies this performance obligation when it proves delivery of data storage services on the FIL blockchain by undertaking daily computations that validate the successful delivery of the data storage services to the end FIL customer. Upon selection as the storage provider and successful validation, the Group receives its share of network block rewards, and therefore recognizes revenue at point in time, for the satisfactory completion of this performance obligation.

Distributed Storage Solutions Limited

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2023 and 2022

2	Summary of Significant Accounting Policies (continued)

(c)	Revenue recognition (continued)

The relative share of network block rewards in Filecoin is determined by the amount of “sealed” or proven storage that DSS has in the network. The more data DSS stores the higher the probability of winning block rewards. Block rewards are deposited into the Group’s digital wallets immediately upon completing the validation (WinningPoSt) computations.

Revenue from provision of Graphics Processing Units “GPU” Infrastructure

The Group earns revenues from the provision of GPU Infrastructure as a service to customers via a marketplace. Revenue from provision of GPU Infrastructure for the Group is recognized on a weekly basis as the performance obligation of the supplied GPU Infrastructure as a Service (“GPU IaaS”) is met. The Group satisfies this performance obligation when it has the required equipment available to the customer for the period.

(d)	Other income

Research and development grants

Research and development grants are received from the government. The grants are recognized at their fair value where there is a reasonable assurance that the grant will be received, and the Group will comply with all attached conditions.

(e)	Cost of revenue

Cost of revenue consists primarily of expenses that are directly related to providing the Group’s service to its paying customers. These primarily consist of material costs related to digital currency mining.

(f)	Income tax

The tax expense recognized in the consolidated statements of operations comprises current income tax expense plus deferred tax expense.

Current tax is the amount of income taxes payable (recoverable) in respect of the taxable profit (loss) for the year and is measured at the amount expected to be paid to (recovered from) the taxation authorities, using the tax rates and laws that have been enacted or substantively enacted by the end of the reporting period. Current tax liabilities (assets) are measured at the amounts expected to be paid to (recovered from) the relevant taxation authority.

Deferred tax is provided on temporary differences which are determined by comparing the carrying amounts of tax bases of assets and liabilities to the carrying amounts in the consolidated financial statements.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period.

Deferred tax assets are recognized for all deductible temporary differences and unused tax losses to the extent that it is probable that taxable profit will be available against which the deductible temporary differences and losses can be utilized.

Tax positions taken or expected to be taken in the course of preparing the Group’s tax returns are required to be evaluated to determine whether the tax positions are “more-likely-than-not” of being sustained by the applicable tax authority. Tax positions not deemed to meet a more-likely-than-not threshold would be recorded as a tax expense in the current year. There are no uncertain tax positions that require accrual or disclosure to the financial statements as of December 31, 2023, and 2022. The Group’s policy is to recognize interest and penalties related to income tax matters in income tax expense. The Group had no material accruals for interest or penalties related to income tax matters as of December 31, 2023 or 2022. Generally, the Group’s tax returns are subject to examinations by local Australian tax authorities for tax filings for all years since inception.

Distributed Storage Solutions Limited

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2023 and 2022

2	Summary of Significant Accounting Policies (continued)

(g)	Comprehensive Loss

A separate statement of comprehensive income is required under Account Standards Update (“ASU”) 2011-05, Comprehensive Income, however, as net loss is the only component of comprehensive loss, the Company has elected not to include a separate Statement of Comprehensive Loss because it would not be meaningful to the users of the consolidated financial statements.

(h)	Cash, restricted cash and cash equivalents

Cash and cash equivalents comprise of cash in bank, demand deposits and short-term investments generally having original maturities of three months or less which are readily convertible to known amounts of cash and which are subject to an insignificant risk of change in value.

Restricted cash is subject to regulatory restrictions and are therefore not available for general use by the other entities within the group.

(i)	Financial instruments

Financial instruments are recognized initially on the date that the Group becomes party to the contractual provisions of the instrument. The Group’s financial instruments consist of cash and cash equivalents, other receivables and trade and other payables and borrowings and are carried at cost, which approximates fair value due to the short-term nature of these instruments.

(j)	Goods and services tax (GST)

Revenue, expenses and assets are recognized net of the amount of goods and services tax (GST), except where the amount of GST incurred is not recoverable from the Australian Taxation Office (ATO).

Receivables and payables are stated inclusive of GST.

Cash flows in the consolidated statements of cash flows are included on a gross basis and the GST component of cash flows arising from investing and financing activities which is recoverable from, or payable to, the taxation authority is classified as operating cash flows.

(k)	Property and equipment

Property and equipment is stated at cost, net of accumulated depreciation. When an item is sold or retired, the costs and related accumulated depreciation are eliminated, and the resulting gain or loss, if any, is credited or charged to income in the consolidated statements of operations. The Group provides for depreciation using the straight-line method over the estimated useful lives of the respective assets.

A summary of estimated useful lives is as follows:

Fixed asset class	Useful life
Office Equipment	1 year
Computer Equipment	1 - 2 years

Major improvements are capitalized while replacement, maintenance and repairs which do not improve or extend the lives of the respective assets are expensed as incurred.

Distributed Storage Solutions Limited

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2023 and 2022

2	Summary of Significant Accounting Policies (continued)

(l)	Digital Assets

The Group purchases or mines digital assets or receives digital assets as consideration for the delivery of its services as described in Note 2(c).

Digital assets are non-financial assets. They lack physical substance and are built on blockchain technology. Accordingly, digital assets are classified as indefinite-lived intangible assets and are recorded at cost, less impairment charges, if any. Cost is determined based on the cash consideration paid net of the transaction costs.

An intangible asset with an indefinite useful life is not amortized but assessed for impairment annually, or more frequently, when events or changes in circumstances occur indicating that it is more likely than not that the indefinite-lived asset is impaired. The Group assesses digital assets for impairment on a monthly basis. Where the lowest intra-day trading price (fair value) is less than the carrying value of the respective digital asset holding, that digital asset holding is deemed to be impaired and the carrying value will be adjusted downwards (impaired) to the lowest intra-day trading price and recognized in the statement of operations. Impairment charges of $150,299 were recorded during the year ended December 31, 2023, and $2,189,105 during the year ended December 31, 2022.

At times, the Group may settle various payables and accrued liabilities in digital assets within the normal course of operations. Gains and losses arising from transactions settled with digital assets are included as a component of selling, general, and administrative expenses within the accompanying statements of operations.

The Group’s digital asset inventory consists primarily of Filecoin digital assets. DSS held 204,174 units of Filecoin at a cost of $3.24 per unit and 127,016 units of Filecoin at cost of $2.61 per unit as of December 31, 2023 and 2022, respectively.

(m)	Stockholders’ equity

Common stock

Common stock represents shares which are classified as equity. Incremental costs directly attributable to the issue of shares and share options which vest immediately are recognized as a deduction from equity, net of any tax effects.

Rights and Preferences

The holders of shares are entitled to participate in dividends and the proceeds on winding up of the Group. Each holder of shares has one vote in person or by proxy, and upon a poll each share is entitled to one vote.

(n)	Equity-settled compensation

The Group follows ASC 718-10, “Compensation-Stock Compensation”. The Group operates equity-settled stock-based compensation employee share and option plans. The fair value of the equity to which employees become entitled is measured at grant date and recognized as an expense over the vesting period, with a corresponding increase to equity.

The fair value of shares is ascertained as the market bid price. The fair value of options is ascertained using a Black-Scholes pricing model.

Vesting conditions are taken into account when considering the number of options expected to vest. At the end of each reporting period, the Group revises its estimate of the number of options which are expected to vest. Revisions to the prior period estimates are recognized in profit or loss and equity.

The Group has the following types of equity settled transactions:

Distributed Storage Solutions Limited

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2023 and 2022

2	Summary of Significant Accounting Policies (continued)

(n)	Equity-settled compensation (continued)

Equity incentive plan (EIP)

The Group operates an equity incentive plan (EIP) where share issuances are funded by non-recourse loans and are treated for accounting purposes as grants of share options and accounted for as equity settled stock-based compensation. The fair value of the stock option is recognized over the requisite service period (not the term of the non-recourse loans) through a charge to compensation cost.

Options

The Group issues options to third parties. The options are measured at fair value based on the Black-Scholes option pricing model on grant date and are expensed immediately where there are no conditions attached.

(o)	Foreign currency transactions and balances

Foreign currency transactions are recorded at the spot rate on the date of the transaction. The Group has determined the functional currency is the U.S. Dollar for the Group. Transactions or assets and liabilities denominated in a foreign currency are translated into U.S. dollars as follows: monetary assets and liabilities, at the rate of exchange in effect at the balance sheet date; non-monetary assets and liabilities, at the exchange rate prevailing at the time of the acquisition of the assets or assumption of the liabilities; and revenues and expenses (excluding amortization, which is translated at the same rate as the related asset), at the average rate of exchange for the year. Gains and losses arising from foreign currency transactions are included in net loss.

(p)	Legal and other contingencies

The Group accounts for its contingent liabilities in accordance with ASC 450 “Contingencies”. A provision is recorded when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. With respect to legal matters, provisions are reviewed and adjusted to reflect the impact of negotiations, estimated settlements, legal rulings, advice of legal counsel and other information and events pertaining to a particular matter. Legal costs incurred in connection with loss contingencies are expensed as incurred.

The Group is subject to the various legal proceedings and claims that have not been fully resolved and that have arisen in the ordinary course of business. In the opinion of management, there was not at least a reasonable possibility the Group may have incurred a material loss, or a material loss in excess of a recorded accrual, with respect to loss contingencies. However, the outcome of legal proceedings and claims brought against the Group is subject to significant uncertainty. Therefore, although management considers the likelihood of such an outcome to be remote, if one or more of these legal matters were resolved against the Group in a reporting period for amounts in excess of management’s expectations, the Group’s consolidated financial statements for that reporting period could be materially adversely affected.

3	Critical Accounting Estimates and Judgements

The Group makes estimates and judgements during the preparation of these consolidated financial statements regarding assumptions about current and future events affecting transactions and balances.

These estimates and judgements are based on the best information available at the time of preparing the financial statements.

Distributed Storage Solutions Limited

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2023 and 2022

3	Critical Accounting Estimates and Judgements (continued)

The significant estimates and judgements made have been described below:

(a)	Deferred tax assets

Deferred tax assets relating to tax losses and deductible temporary differences may be recognized where it is probable that there may be future taxable profits against which available tax losses and deductible temporary differences can be utilized in the reasonably foreseeable future given the circumstances of the Group.

Determining the recoverability of deferred tax assets involves significant judgement on the tax treatment of certain transactions and of uncertain future events and circumstances.

Management makes judgments as to the probability of future taxable profits being generated based on budgets, and current and future expected economic conditions and determines whether it is probable that the Group will be able to realize a benefit from its available tax losses and deductible temporary differences within the reasonably foreseeable future.

(b)	Accounting for digital assets

The Group has had regard for ASC 350-60 “Intangibles Goodwill and Other – Crypto Assets” and supporting publication ASU 2023-08 “Accounting for and Disclosure of Crypto Assets” which confirms the accounting treatment and disclosure requirements for digital assets through the application of the current US GAAP framework. This guidance confirmed that digital assets meet the definition of an intangible asset.

The accounting policy and the resulting recognition and measurement of digital assets in the consolidated balance sheets and consolidated statements of operations and other comprehensive income, have therefore been determined by Management based on the purpose and utility of digital assets held, being for staking to continue operations. Refer to Note 2(l) for further details.

This is a significant judgement due to the lack of guidance and the materiality of the amounts involved.

(c)	Impairment assessment of intangible assets

The Group has intangible assets comprising digital assets and definite-lived intangible assets that require an assessment performed of circumstances or factors which may exist that indicate the value of these assets is lower than as carried in the books of the Group (i.e. impaired). These factors or circumstances may be general economic conditions or group specific. Management judgement is required to assess whether the circumstances or factors indicate an impairment of the assets and actual value of the impairment. This is a significant judgement due to the potential materiality of the amounts involved.

4	Revenue and Other Income

Revenue from continuing operations

	2023 $	2022 $
Revenue
- Provision of services	1,110,912	1,030,611
- Other revenue	180,534	46,610
Total Revenue	1,291,446	1,077,221

Revenue is recognized at point in time.

Distributed Storage Solutions Limited

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2023 and 2022

4	Revenue and Other Income (continued)

Other income

	2023 $	2022 $
Other income
- Research and development Grants	1,267,470	1,227,649
Total Other Income	1,267,470	1,227,649

5	Income Tax Expense

(a)	The major components of tax expense comprise:

	2023 $	2022 $
Current tax expense
Local income tax - current period	171,879	34,637
Deferred tax benefit (increase in deferred tax asset)	(62,372)	-
Total income tax expense	109,507	34,637

(b)	Income tax expense differed from the amount computed by applying the income tax rate of 25% to pretax loss for 2023 and 2022 as a result of the following reconciling items:

	2023 $	2022 $
Loss before income tax	(807,971)	(3,202,063)
Tax	25.00%	25.00%
	(201,993)	(800,516)
Add:
Tax effect of:
- non-deductible research and development expenses	728,431	705,545
- temporary differences not brought into account	-	387,926
- stock-based compensation	8,506	43,707
- sundry items	-	4,887

Less:
Tax effect of:
- recognition of deferred tax previously not recognized	(21,019)	-
- research and development tax credit	(316,867)	(306,912)
- sundry items	(87,551)	-
Income tax expense	109,507	34,637
Weighted average effective tax rate	(14)%	(1)%

There was no change in the weighted average effective consolidated tax rate for 2023.

The Group did not have any imputation credits at December 31, 2023 and 2022.

Distributed Storage Solutions Limited

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2023 and 2022

6	Cash and cash equivalents

	2023 $	2022 $
Cash at bank and in hand	404,711	89,146
Deposits at call	-	156
Restricted cash	-	134,120
Total cash and cash equivalents	404,711	223,422

Restricted cash is subject to regulatory restrictions and is therefore not available for general use by the other entities within the Group.

7	Trade and Other Receivables

	2023 $	2022 $
Trade receivables	94,930	14,269
Allowance for credit losses – trade receivables	(91,930)	-
Goods and Services Tax (GST) receivable	22,363	18,301
Government subsidies receivable	1,095,591	1,169,018
Total current trade and other receivables	1,120,954	1,201,588

The Australian Government’s Research and Development Tax Incentive program provides a refundable tax offset for up to 43.5% of eligible research and development expenditures by Australian companies with an “aggregated turnover” of less than A$20.0 million. Grants under the program have been available for our research and development activities in Australia, as well as certain activities conducted overseas that are approved by the Australian Government. Grants are calculated at the end of the fiscal year to which they relate, based on the expenses incurred in such fiscal year and included in such fiscal year’s Australian income tax return after registration of the research and development activities with the relevant authorities.

8	Property and Equipment

	2023 $	2022 $
Computer equipment
At cost	2,702,323	2,703,080
Accumulated depreciation	(2,677,486)	(2,031,118)
Total computer equipment	24,837	671,962

Office equipment
At cost	11,736	9,907
Accumulated depreciation	(11,144)	(9,458)
Total office equipment	592	449
Property and equipment, net	25,429	672,411

Depreciation expense of $651,957 and $1,328,117 has been recognized as an expense in the Statements of Operations for 2023 and 2022, respectively.

Distributed Storage Solutions Limited

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2023 and 2022

9	Intangible Assets

(a)	Digital Assets

	2023 $	2022 $
Cost	811,400	2,520,924
Impairment loss on digital assets	(150,299)	(2,189,105)
Net carrying value	661,101	331,819

(b)	Definite-Lived Intangible Assets

$
Balance as of January 1, 2022	-
Acquired Definite-Lived Intangible Assets	53,561
Amortization of Definite-Lived Intangible Asset	(5,006)
Balance as of December 31, 2022	48,555
Acquired Definite-Lived Intangible Assets	37,150
Amortization of Definite-Lived Intangible Asset	(5,862)
Balance as of December 31, 2023	79,843

Definite-Lived Intangible Assets include digital asset deal transaction costs which are paid in Filecoin tokens at commencement of the contract and are amortized over the life of the contract. The digital asset deal contracts include an 18-month storage period, which is used as the life of the contract.

Restricted digital assets

Digital assets disclosed above include Filecoin tokens which are pledged as collateral to support the Group’s operations. Pledged Filecoin is committed for the full life of a storage sector (18 months) and is restricted from use. As of December 31, 2023, and 2022, the Group had pledged $261,781 and $262,759, respectively as collateral to storage sectors with maturities ranging from 1-540 days.

10	Trade and Other Payables

	2023 $	2022 $
Trade payables	74,086	59,795
Accrued expense	287,611	132,953
Other payables	33,374	68,146
Total current trade and other payables	395,071	260,894

Trade and other payables are unsecured, non-interest bearing and are normally settled within 30 days. The carrying value of trade and other payables is considered a reasonable approximation of fair value due to the short-term nature of the balances.

Distributed Storage Solutions Limited

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2023 and 2022

11	Borrowings

2023 $
CURRENT
Unsecured liabilities:
Capital notes	565,672
SAFE Securities	5,878,346
SAFE Securities capitalized transaction costs	(57,843)
Total current borrowings	6,386,175

2022 $
NON-CURRENT
Unsecured liabilities:
Capital notes	5,517,564
Other loans	239,971
Total non-current borrowings	5,757,535

(a)	Capital notes

During the previous financial year, on April 22, 2022, the Group issued AUD$8,092,500 capital notes. These capital notes carry a coupon rate of 10% per annum, which is payable quarterly, and are set to mature on June 30, 2024. During the current financial year, on March 31, 2023, the Group reorganized its capital structure, converting AUD$7,261,250 of these notes, valued at $4,950,740, into a Simple Agreement for Future Equity (SAFE) instrument. For additional details, refer to note 11(b).

As of December 31, 2023, there are 831,250 capital notes on issue valued at $565,672 and at December 31, 2022 there were 8,092,500 capital notes on issue valued at $5,517,564.

Interest expense for the year ended December 31, 2023, and 2022 amounted to $194,281 and $552,831, respectively.

(b)	SAFE Securities

During the year, DSS entered into agreements with the majority of its capital note investors to reorganize and exchange capital notes for Simple Agreements for Future Equity (“SAFE”) securities. In accordance with the terms of the agreements, on March 31, 2023, the Group cancelled AUD$7,261,250 capital notes valued at $4,950,740 and issued $4,950,740 in SAFE securities to the respective investors plus an additional $927,606 to new investors.

The SAFE securities are convertible to equity in the event of a capital transaction (such as an IPO, backdoor listing, or exit sale) or are redeemable in the event of insolvency. The SAFE securities do not carry any specific terms of interest. Until shares are issued, the investors do not have any voting rights. If an insolvency event occurs before the termination date, DSS is obligated to pay the investor a cash amount equal to the purchase amount immediately prior to or concurrent with the completion of the insolvency event.

As of December 31, 2023, $5,878,346 in SAFE securities are outstanding. These SAFE securities have been classified as a current liability on the assumption that, in the event of liquidation, these securities will be settled within the year. The occurrence of these events is not within the control of DSS.

Distributed Storage Solutions Limited

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2023 and 2022

11	Borrowings (continued)

(c)	Other loans

On April 7, 2022, the Group executed a cash advance facility agreement with a third party, enabling it to periodically withdraw up to an aggregate amount not exceeding $1,234,137. The facility is repayable 24 months after the initial advance date and accrues interest at a rate of 12% per annum.

As of December 31, 2022, the Group had drawn down $239,971. This amount was repaid on April 14, 2023, and there have been zero drawdowns as of December 31, 2023. Zero-balance outstanding as of December 31, 2023. The facility expired in April 2024.

Interest expense for the year ended December 31, 2023, and 2022 amounted to $10,712 and $1,337, respectively.

12	Stock-based Compensation

As of December 31, 2023, the Group has the following stock-based compensation:

(a)	Equity incentive plan (EIP)

The Group resolved to offer shares to its employees and consultants, or their nominated entities, as part of the Group’s incentivization and remuneration arrangements. The EIP is administered by Distributed Storage Holdings Pty Ltd (the trustee). Under the plan, shares granted to employees are subject to a vesting condition such that employees remain continuously employed for a period of 3 years from the grant date and/or that specified operational performance conditions are met. Shares granted to consultants are not subject to any vesting conditions. Participation in the plan is at the board’s discretion and no individual has a contractual right to participate in the plan or to receive any guaranteed benefits.

Shares are granted under the plan for no consideration as the Trustee will enter into a non-recourse loan agreement with each participant and will lend an amount equal to the issue price for the shares.

A summary of the share activity for the year ended December 31, 2023 is as follows:

	No. EIP Shares #	Weighted- average Grant Date Fair Value per EIP share $
Unvested as of December 31, 2022	460,000	0.5847
Granted	-	-
Vested	(460,000)	0.5847
Forfeited or expired	-	-
Unvested as of December 31, 2023	-	-

Distributed Storage Solutions Limited

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2023 and 2022

12	Stock-based Compensation (continued)

(a)	Equity incentive plan (EIP) (continued)

A summary of the share activity for the year ended December 31, 2022 is as follows:

	No. EIP Shares #	Weighted- average Grant Date Fair Value per EIP share $
Unvested as of January 1, 2022	260,000	0.6613
Granted	200,000	0.4850
Vested	-	-
Forfeited or expired	-	-
Unvested as of December 31, 2022	460,000	0.5847

Interest free non-recourse loans totaling $1,666,050 (AUD $2,293,800) have been provided to employees to acquire shares in the Group. The non-recourse loans are repayable at the earlier of 10 business day after the borrower no longer holds subscription shares in the Group or 9 years and 11 months from the date of the grant.

Where share purchases are funded by non-recourse loans, they are treated for accounting purposes as grants of share options and accounted for as equity settled share-based payments. The shares issued under the EIP are fair valued on the date they are granted and amortized as an expense in the profit or loss over the vesting period. The total fair value of the EIP Shares granted in 2022 and 2021 is $268,940.

As the share purchases are funded by non-recourse loans, they are treated for accounting purposes as a grant of an option, as the substance is similar to the grant of an option. The exercise price of this share option is the principal and interest due on the non-recourse loan. There was no interest due on the non-recourse loans. The fair value of the stock option is recognized as an expense over the requisite service period (not the term of the non-recourse loans).

Share-based payment expenses recognized during 2023 and 2022 were $0 and $97,000, respectively within the Consolidated Statements of Operations as administrative expenses (employee benefits expenses).

The shares were valued independently using the Black-Scholes Model that uses the assumptions noted in the following table.

	2022 Grants	2021 Grants
Expected life of options (in years)	9.90	9.90
Estimated annualized volatility	90%	90%
Dividend yield	0%	0%
Risk-free rate	2.50%	1.90%

Expected volatility was estimated using historical volatility of comparable companies. The Company will continue to apply this process until a sufficient amount of historical information regarding the volatility of its own stock price becomes available.

Distributed Storage Solutions Limited

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2023 and 2022

12	Stock-based Compensation (continued)

(b)	Options

On March 31, 2023, the Group granted 134,766 options to a third-party lender in accordance with the loan agreement. The options are exercisable for common stock at a ratio of 1 to 1 with an AUD$11.60 exercise price.

The options granted are not subject to vesting conditions. The options shall expire in 10 years from the grant date, which is April 1, 2033. The share options are fair valued on the date they are granted and are fully expensed on the date of grant within the Statements of Operations.

On December 15, 2022, the Group granted 155,172 options to a third-party lender in accordance with the loan agreement. The options are exercisable for common stock at a ratio of 1 to 1 with an exercise price of AUD$11.60.

The options granted are not subject to vesting conditions. The options shall expire in 9.3 years from the grant date, March 15, 2032. The share options are fair valued on the date they are granted and are fully expensed on the date of grant within the Statements of Operations.

The fair value of the options as at grant date was assessed to be $34,024 in 2023 and $77,830 in 2022.

Stock-based compensation of $34,024 and $77,830 has been recognized as an expense in the Statements of Operations for 2023 and 2022, respectively.

No options were exercised during the year ended December 31, 2023, and 2022.

The options were valued independently using the Black-Scholes Model that uses the assumptions noted in the following table.

	2023 Tranche	2022 Tranche
Expected life of options (in years)	10.0	9.3
Estimated annualized volatility	90%	90%
Dividend yield	0%	0%
Risk-free rate	3.40%	3.50%

Expected volatility was estimated using historical volatility of comparable companies. The Company will continue to apply this process until a sufficient amount of historical information regarding the volatility of its own stock price becomes available.

13	Financial Risk Management

	2023	2022
	$	$
Financial assets
Held at amortized cost
Cash, restricted cash and cash equivalents	404,711	223,422
Trade and other receivables	1,120,954	1,201,588
Total financial assets	1,525,665	1,425,010
Held at amortized cost
Trade and other payables	395,071	260,894
Borrowings	6,386,175	5,757,535
Total financial liabilities	6,781,246	6,018,429

Distributed Storage Solutions Limited

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2023 and 2022

14	Tax Assets and Liabilities

Deferred tax assets have been recognized in respect of the following:

	2023 $	2022 $
Assets
Impairment loss on digital assets	1,826,363	1,859,998
Accrued liabilities	10,083	5,919
Employee provisions	7,024	13,130
Total deferred tax assets	1,843,470	1,879,047

Liabilities
Others	45,265	(45,265)
Total deferred tax liabilities	45,265	(45,265)

Valuation allowance	(1,826,363)	(1,833,782)
Net deferred tax asset	62,372	-

15	Supplemental disclosure of cash flows information

Supplemental disclosure of cash flow information

	2023 $	2022 $
Cash paid for interest	204,993	555,671

16	Interest in Subsidiaries

a)	Composition of the Group

	Principal place of business/country of incorporation	Percentage Owned (%)*	Percentage Owned (%)*
		2023	2022
Subsidiaries
Distributed Storage Fund (Unit Trust)	Australia	100	100

*	The percentage of ownership interest held is equivalent to the percentage voting rights for all subsidiaries

Distributed Storage Solutions Limited

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2023 and 2022

17	Contingent Liabilities

The Group had the following contingent liabilities at the end of the reporting period:

●	The Group is required to provide a guarantee in the form of Filecoin with third party providers of Filecoin tokens to be used to support the growth of its storage operations, in accordance with agreed terms. This guarantee is to ensure no loss is incurred by third party providers throughout the day-to-day operations by the Group. The potential loss that could be incurred by the Group relates to slashing fees and early termination of storage sectors. Management estimates this to be a maximum of $327,052 and $92,406 as of December 31, 2023, and 2022, respectively.

The Group did not have any commitments or any other contingencies as of December 31, 2023, and 2022, respectively.

18	Related Parties

(a)	The Group’s main related parties are as follows:

●	Key management personnel

●	Subsidiaries

●	Other related parties include close family members of key management personnel and entities that are controlled or significantly influenced by those key management personnel or their close family members.

(b)	Transactions with related parties

Transactions between related parties are on normal commercial terms and conditions no more favorable than those available to other parties unless otherwise stated.

The following transactions occurred with related parties:

			Balance outstanding
	2023 $	2022 $	2023 $	2022 $
Entities controlled by key management personnel
Rental of an office building	1,032	1,778	-	-
Purchase of professional services	166	-	-	-

During the fiscal year, the Group issued 290,291 SAFE securities for $195,602 to entities controlled by key management personnel. These were outstanding as of December 31, 2023. Terms and conditions were on the same basis and at arm’s length.

19	Subsequent events

Subsequent to the year ended December 31, 2023, the following events occurred:

a.	The Group’s Chief Financial Officer and Company Secretary, Mr. Ariel Sivikofsky, resigned on February 28, 2024 and has subsequently been replaced by Timothy Broadfoot as Chief Financial Officer on May 1, 2024.

b.	The Group signed a new commercial storage agreement which commenced in March 2024 enabling the Group to reduce reliance on revenues generated in digital tokens and shifting its storage operations to USD denominated earnings. An estimate of the financial effect cannot be made at the date of this report.

Distributed Storage Solutions Limited

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2023 and 2022

19	Subsequent events (continued)

c.	On March 28, 2024, the Group entered into new data center agreement with NextDC in Melbourne, further diversifying the Group’s geographical locations and deploying the Group’s first dedicated AI cluster. The deployment of the AI Cluster was completed in June 2024, with commercial operation beginning on June 28, 2024.

d.	On April 4, 2024, Distributed Storage Fund (DSF), a controlled entity of the company entered into voluntary administration. As a result of the administration process, the entity’s liabilities, including remaining capital notes amounting to US $535,900, will be reduced, although the full financial impact on the Group’s financial position due to this event cannot reliably measured at the date of this report.

e.	The Group lodged its Income Tax Return for the financial year ended December 31, 2023 which included a R&D tax claim amounting to $1,048,820. The R&D tax claim was successfully received in full on April 23, 2024.

f.	On April 24, 2024, the Group entered into a services agreement with Lenovo to accelerate AI operations growth and corresponding revenue. The financial impact of this event cannot accurately be estimated at the date of this report.

g.	On April 27, 2024, the Group acquired computer equipment amounting to $1,104,149. This acquisition is anticipated to expand the Group’s AI computing capacity and lead to increased revenues.

h.	On June 18, 2024, Sharon AI has provided a loan facility of $25 million to DSS with an interest rate of 6% p.a. and a maturity of 5 years from the effective date of the respective loan tranches.

i.	On June 26, 2024, DSS options fully vested and were converted into ordinary shares on a cashless basis, resulting in the issuance of 289,657 additional shares.

j.	On June 27, 2024, the majority of the Group’s SAFE holders assigned their holdings to Sharon AI, Inc, a USA based company, in exchange for shares in Sharon AI. The remaining SAFE holders who did not accept the proposal will continue as SAFE holders of DSS, and it is unlikely that another event will occur causing their SAFE notes to convert to ordinary shares. Subsequently, DSS and Sharon AI agreed to effectively exercise the redemption clause and convert these to a loan under the loan facility established on June 18, 2024, converting US $5,908,118 in SAFE liabilities to current loan liabilities.

k.	On June 28, 2024, Sharon AI acquired 95% of the shareholding in DSS, obtaining control and becoming the ultimate holding company. In exchange, DSS shareholders received shares in Sharon AI. Further to the acquisition, Sharon AI has the intention of calling an Extraordinary General Meeting in due course to resolve to convert DSS from a public company to a private company.

l.	On July 1, 2024, DSS transferred all employee to Sharon AI Pty Ltd, including leave balances.

m.	On July 18, 2024, the Group acquired computer equipment amounting to $2,651,022. This acquisition is anticipated to expand the Group’s AI computing capacity and lead to increased revenues.

n.	On September 9, 2024, Distributed Storage Solutions became a private company, changing its name from Distributed Storage Solutions Limited to Distributed Storage Solutions Pty Ltd.

o.	In October 2024, the directors of DSS changed with the removal of Nick Hughes-Jones and James Manning and the addition of Wolfgang Schubert.

Except for the above, no other matters or circumstances have arisen since the end of the financial year which significantly affected or could significantly affect the operations of the Group, the results of those operations, or the state of affairs of the Group in future financial years.

Distributed Storage Solutions Limited

ABN: 87 646 979 222

Audited Consolidated Financial Statements

For the Six-Month Period Ended June 30, 2024

Distributed Storage Solutions Limited

ABN: 87 646 979 222

Independent Auditor’s Report

To the Stockholders and the Board of Directors of Distributed Storage Solutions Limited:

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Distributed Storage Solutions Limited (the Company) as of June 30, 2024 and December 31, 2023, the related consolidated statements of operations, comprehensive income, changes in stockholders’ equity (deficit), and cash flows for the six-month period ended June 30, 2024, and the related notes to the consolidated financial statements (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2024 and December 31, 2023, and the results of its operations and its cash flows for the six-month period ended June 30, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Emphasis of Matter

As discussed in Note 2 to the financial statements, the Company expects to rely on financial support from its majority shareholder to meet its operating, investing and financing activities through the end of the going concern assessment period. The majority shareholder has indicated its intent and ability to provide such support. The support is a significant factor in management’s assessment of the Company’s ability to continue as a going concern. Our opinion is not modified with respect to this matter emphasized.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Existence and Valuation of Digital Assets and Transactions Denominated in Digital Assets

Description of the Matter:

As described in Note 2, digital assets are non-financial assets. They lack physical substance and are built on blockchain technology. The Company elected to adopt the Financial Accounting Standards Board Update 2023-08, Intangibles – Goodwill and Other – Crypto Assets (Subtopic 350-60) as of January 1, 2024. The Company determines the cost basis which is based on the cash consideration paid net of the transaction costs. The Company remeasures on a monthly basis the fair value of the digital assets determined by observable market rates with gains and losses from changes in the fair value of the digital assets recognized in net income (loss) each reporting period.

At times, the Company may settle various accounts payable and accrued liabilities in digital currencies within the normal course of operations. Gains and losses arising from transactions settled in digital currencies are included in selling, general and administrative expenses within the accompanying consolidated statements of operations.

The principal considerations for our determination that performing procedures relating to the valuation of digital currencies and transactions denominated in digital currencies is a critical audit matter are (i) price volatility of digital currencies, (ii) reliability of third-party exchange pricing data and (iii) lack of physical substance of digital currencies.

How We Addressed the Matter in Our Audit:

We performed the following procedures:

●	Performed testing over existence of digital currencies including:

○	Confirmation with third-party custodians.

○	Export of transaction activity for each wallet for the fiscal year from public Filecoin block explorers.

○	Used specialized software to verify a sample of the Company’s on-chain transactions.

●	Performed testing over the valuation of digital currencies recorded on the consolidated balance sheet, including the following:

○	Reviewed and tested the Company’s fair value calculations. Compared the Company’s reported fair value to independent sources, such as market prices or third-party exchange-data pricing sources.

●	Utilized pricing data from a variety of third-party exchange-data pricing sources and a specialized software tool when performing audit procedures over digital currency transactions. Investigated any significant differences between data, if any.

We have served as the Company’s auditor since 2023.

Boston, Massachusetts

February 26, 2025

Distributed Storage Solutions Limited

ABN: 87 646 979 222

Consolidated Balance Sheets

As of June 30, 2024 and December 31, 2023

	June 30, 2024 $	December 31, 2023 $
ASSETS
Current assets:
Cash, restricted cash and cash equivalents	55,836	404,711
Trade and other receivables	412,176	1,120,954
Deposits	245,236	-
Other current assets	59,082	54,781
Total current assets	772,330	1,580,446
Property and equipment, net	1,082,968	25,429
Deferred tax assets	60,712	62,372
Intangible Assets	559,962	740,944
Total assets	2,475,972	2,409,191

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)
Current liabilities:
Trade and other payables	425,804	395,071
Employee benefits	-	28,097
Borrowings	5,817,146	6,386,175
Total liabilities	6,242,950	6,809,343

Stockholders’ equity (deficit):
Common stock (2,713,032 and 2,423,375 no par value shares issued and outstanding as of June 30, 2024, and December 31, 2023, respectively)	10,267,187	6,683,854
Accumulated deficit	(14,151,251)	(11,084,006)
Equity adjustment from Foreign Currency Translation (“CTA”)	117,086	-
Total stockholders’ equity (deficit)	(3,766,978)	(4,400,152)
Total liabilities and stockholders’ equity (deficit)	2,475,972	2,409,191

The accompanying notes are an integral part of these consolidated financial statements.

Distributed Storage Solutions Limited

ABN: 87 646 979 222

Consolidated Statements of Operations

For the Six-Month Period Ended June 30, 2024

2024 $
Revenue	732,631
Cost of revenue	(754,402)
Gross profit	(21,771)

Shared Based Compensation	(3,013,167)
Selling, general, and administrative expenses	(502,221)
Other expenses	(154,595)
Loss from operations	(3,691,754)

Gain on sale of intangible assets	73,425
Fair value gain on revaluation of digital assets	442,500
Other income	278,208
Interest expense, net	(128,455)
Loss before income taxes	(3,026,076)

Income tax expense	(41,169)
Net loss	(3,067,245)

The accompanying notes are an integral part of these consolidated financial statements.

Distributed Storage Solutions Limited

ABN: 87 646 979 222

Consolidated Statements of Comprehensive Income

For the Six-Month Period Ended June 30, 2024

2024 $
Net loss	(3,067,245)

Other Comprehensive Income
Cumulative Translation Adjustment	117,086
Total Other Comprehensive Income	117,086
Comprehensive Income	(2,950,159)

The accompanying notes are an integral part of these consolidated financial statements.

Distributed Storage Solutions Limited

ABN: 87 646 979 222

Consolidated Statements of Changes in Stockholders’ Equity (Deficit)

For the Six-Month Period Ended June 30, 2024

	Common Stock #	Common Stock $	DOCA $	Accumulated deficit $	AOCI (CTA) $	Total $
Balance at December 31, 2023	2,423,375	6,683,854	-	(11,084,006)	-	(4,400,152)
Net loss				(3,067,245)		(3,067,245)
Issuance of Common Stock, Option Conversion net	289,657	3,046,286				3,046,286
Forfeiture of Warrants		(33,119)				(33,119)
DOCA – Administration			570,166			570,166
Equity Adjustment from Foreign Currency Translation (CTA)					117,086	117,086
Balance at June 30, 2024	2,713,032	9,697,021	570,166	(14,151,251)	117,086	(3,766,978)

The accompanying notes are an integral part of these consolidated financial statements.

Distributed Storage Solutions Limited

ABN: 87 646 979 222

Consolidated Statements of Cash Flows

For the Six-Month Period Ended June 30, 2024

$
CASH FLOWS FROM OPERATING ACTIVITIES:
Loss for the period	(3,067,245)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation	40,179
Share based compensation	3,013,167
Gain on sale of intangible assets (FIL)	(73,425)
Fair value gain on revaluation of intangible assets	(442,500)
Amortization of file deal investments	63,333
Provision for credit losses	(36,430)
Unrealized (gains) losses on foreign currency exchange	95,166
Income Tax Expense	41,169
Decrease in trade and other receivables	745,208
(Increase) in deposits	(245,236)
(Increase) in other current assets	(4,302)
Decrease in other assets	1,660
(Decrease) in trade and other payables	(9,299)
(Decrease) in employee benefits	(28,097)
Net cash flows from/(used in) operating activities	93,348

CASH FLOWS FROM INVESTING ACTIVITIES:
Payment for the purchase of property and equipment	(1,097,718)
Proceeds from sales of intangible assets	991,727
Payment for the purchase of digital assets	(336,232)
Net cash flows from/(used in) investing activities	(442,223)

Net cash increase/(decrease) in cash and cash equivalents	(348,875)
Cash, restricted cash and cash equivalents at beginning of period	404,711
Cash, restricted cash and cash equivalents at end of period	55,836

Refer to Note 18 for the supplemental cash flows information

The accompanying notes are an integral part of these consolidated financial statements.

Distributed Storage Solutions Limited

ABN: 87 646 979 222

Notes to the Consolidated Financial Statements

For the Six-Month Period Ended June 30, 2024

Nature of Operations

The consolidated financial report covers Distributed Storage Solutions Limited (‘the Company’ or ‘DSS’) and its controlled entities (‘the Group’). Distributed Storage Solutions Limited is a for-profit company limited by shares, incorporated and domiciled in Australia.

The principal activities of the Group were the provision of decentralized data storage solutions and infrastructure in the Filecoin Network.

Each of the entities within the Group prepare their financial statements based on the currency of the primary economic environment in which the entity operates (functional currency). The consolidated financial statements are presented in United States Dollars which is the Company’s functional and reporting currency.

Risks and Uncertainties

As a result of the Group’s involvement in the digital asset market, the Group is subject to market risk, liquidity risk, and concentration risk. The digital asset market may be volatile and a variety of factors that are inherently difficult to predict, such as domestic or international economic and political developments, may significantly affect the Group’s operations.

The digital asset market is subject to a high degree of risk from external factors such as price fluctuation, cyber theft from online wallet providers, market acceptance and user adoption, regulation of access to and operation of digital asset networks, legislative changes, and changes in consumer preferences or perceptions of digital currencies. Such factors could have a material adverse effect on the Group’s business and operations.

There is also uncertainty regarding the current and future accounting, tax and legal treatment, as well as regulatory requirements relating to digital assets or transactions utilizing digital assets. There is currently no authoritative guidance on accounting for digital assets. Governmental regulations, or any adverse accounting, tax, legal or regulatory treatment of digital assets or transactions could materially and adversely affect the manner in which the Group conducts its business and could result in heightened regulation, oversight, increased costs and potential litigation.

1	Basis of Presentation

The accompanying consolidated financial statements have been presented in conformity with accounting principles generally accepted by the United States (US GAAP) and include the operations of the Company and its wholly owned subsidiary, Distributed Storage Fund.

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and related disclosures of contingent assets and liabilities. Actual results could differ from those estimates.

2	Summary of Significant Accounting Policies

(a)	Principles of consolidation

The consolidated financial statements include the financial position and performance of controlled entities from the date on which control is obtained until the date that control is lost. For all periods presented, the consolidated financial statements include the Company’s wholly owned subsidiary, Distributed Storage Fund.

All inter-company transactions are eliminated in consolidation.

Distributed Storage Solutions Limited

ABN: 87 646 979 222

Notes to the Consolidated Financial Statements

For the Six-Month Period Ended June 30, 2024

2	Summary of Significant Accounting Policies (continued)

(a)	Principles of consolidation (continued)

Subsidiaries

Subsidiaries are all entities (including structured entities) over which the parent has control. Control is established when the parent is exposed to or has the right to variable returns from its involvement with the entity and has the ability to affect those returns through its power to direct the relevant activities of the entity.

(b)	Going concern uncertainty

For the six months ending June 30, 2024, the Group incurred a loss before income taxes of $3.0 million, and net operating cash inflows of $93.0 thousand. As of June 30, 2024, the Group’s total liabilities exceeded its total assets by $3.7 million and its current liabilities exceeded current assets by $5.4 million. The Group’s cash position as of June 30, 2024, was $56.0 thousand. These conditions give rise to a material uncertainty that may cast significant doubt on the Group’s ability to continue as a going concern.

Based on internally prepared forecast cash flows, combined with the existing loan facility of $25 million dollars from the new majority shareholder Sharon AI. Management believes that the Group, with the help of the majority shareholder as of June 30, 2024, will have adequate cash reserves to enable the Group to meet its obligations for at least 12 months from the date the consolidated financial statements were available to be issued. Accordingly, the Management have concluded it is appropriate to prepare the financial statements on a going concern basis.

In preparing these forecasts, Management and Directors have had regard for the following:

a.	Projected profitability by January 2025 based on continuation of existing contracts, business expansion plans to pivot the main operations of the business to AI Graphics Processing Unit Infrastructure as a Service (“GPU IaaS”), and projected increases in revenue from expanding AI computer and data storage assets.

b.	DSS continues to strengthen its long-standing relationship with Lenovo to provide infrastructure as a service on an as needed basis which enables DSS to scale in a capital efficient manner enabling it to meet customer demand on a just in time basis. DSS is actively scaling its storage operations with customer demand expected to grow which is expected to lead to increasing revenue potential;

c.	DSS has signed a new commercial storage agreement which commenced in March 2024 enabling DSS to reduce reliance on revenues generated in digital tokens and shifting its storage operations to USD denominated earnings;

d.	DSS was majority acquired on June 30, 2024 subsequently joining a larger consolidated group, giving the Group access to additional liquidity support.

e.	DSS and its majority acquiror, together, have raised approximately $5.0 million in equity in Q3 2024 with the potential to market and raise additional $10.0 to $15.0 million in additional capital before the end of 2024.

The Directors are of the opinion that the Group can continue to access debt and equity funding to meet its working capital requirements. Accordingly, the Directors consider that it is appropriate to prepare the Group’s financial statements on a going concern basis. Should the Group be unable to source sufficient funding through the factors noted above, the Group may not be able to realize assets at their recognized values and extinguish its liabilities in the normal course of business at the amounts stated in the consolidated financial statement.

The financial statements do not include any adjustments relating to the recoverability and classification of asset carrying amounts or the amount of liabilities that might result should the Group be unable to continue as a going concern and meet its debts as and when they fall due.

Distributed Storage Solutions Limited

ABN: 87 646 979 222

Notes to the Consolidated Financial Statements

For the Six-Month Period Ended June 30, 2024

2	Summary of Significant Accounting Policies (continued)

(c)	Revenue recognition

The Group earns revenues from the provision of data storage to a blockchain network.

The Group recognizes revenue in accordance with Accounting Standards Codification (‘ASC’) Topic 606 Revenue from Contracts with Customers, which provides a five-step model for recognizing revenue from contracts with customers as follows:

(i)	identify the contract with a customer;

(ii)	identify the performance obligations in the contract;

(iii)	determine the transaction price;

(iv)	allocate the transaction price to the performance obligation in the contract

(v)	recognize revenue when the entity satisfies a performance obligation.

Below is a discussion of how the Group’s revenues are earned and the Group’s accounting policies pertaining to revenue recognition under ASC 606 and other required disclosures.

Digital asset - mining revenue

The Group provides data storage services in exchange for non-cash consideration in the form of a digital asset.

The Group’s performance obligations to provide the data storage services arises in the Filecoin (FIL) network when a customer in this network digitally requests the service from data storage providers such as the Group.

The Group satisfies this performance obligation when it proves delivery of data storage services on the FIL blockchain by undertaking daily computations that validate the successful delivery of the data storage services to the end FIL customer. Upon selection as the storage provider and successful validation, the Group receives its share of network block rewards, and therefore recognizes revenue at point in time, for the satisfactory completion of this performance obligation.

The relative share of network block rewards in Filecoin is determined by the amount of “sealed” or proven storage that DSS has in the network. The more data DSS stores the higher the probability of winning block rewards.

Block rewards are deposited into the Group’s digital wallets immediately upon completing the validation (WinningPoSt) computations.

Revenue from provision of GPU Infrastructure

The Group earns revenues from the provision of GPU Infrastructure as a service to customers via a marketplace. Revenue from provision of GPU Infrastructure for the Group is recognized on a weekly basis as the performance obligation of the supplied GPU IaaS is met. The Group satisfies this performance obligation when it has the required equipment available to the customer for the period.

(d)	Other income

Research and development grants

Research and development grants are received from the government. The grants are recognized at their fair value where there is a reasonable assurance that the grant will be received, and the Group will comply with all attached conditions.

Distributed Storage Solutions Limited

ABN: 87 646 979 222

Notes to the Consolidated Financial Statements

For the Six-Month Period Ended June 30, 2024

2	Summary of Significant Accounting Policies (continued)

(e)	Cost of revenue

Cost of revenue consists primarily of expenses that are directly related to providing the Group’s service to its paying customers. These primarily consist of material costs related to digital currency mining.

(f)	Income tax

The tax expense recognized in the consolidated statements of operations comprises current income tax expense plus deferred tax expense.

Current tax is the amount of income taxes payable (recoverable) in respect of the taxable profit (loss) for the year and is measured at the amount expected to be paid to (recovered from) the taxation authorities, using the tax rates and laws that have been enacted or substantively enacted by the end of the reporting period. Current tax liabilities (assets) are measured at the amounts expected to be paid to (recovered from) the relevant taxation authority.

Deferred tax is provided on temporary differences which are determined by comparing the carrying amounts of tax bases of assets and liabilities to the carrying amounts in the consolidated financial statements.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period.

Deferred tax assets are recognized for all deductible temporary differences and unused tax losses to the extent that it is probable that taxable profit will be available against which the deductible temporary differences and losses can be utilized.

Tax positions taken or expected to be taken in the course of preparing the Group’s tax returns are required to be evaluated to determine whether the tax positions are “more-likely-than-not” of being sustained by the applicable tax authority. Tax positions not deemed to meet a more-likely-than-not threshold would be recorded as a tax expense in the current year. There are no uncertain tax positions that require accrual or disclosure to the financial statements as of June 30, 2024, or December 31, 2023. The Group’s policy is to recognize interest and penalties related to income tax matters in income tax expense. The Group had no material accruals for interest or penalties related to income tax matters as of June 30, 2024, or December 31, 2023. Generally, the Group’s tax returns are subject to examinations by local Australian tax authorities for tax filings for all years since inception.

(g)	Comprehensive Loss

A separate statement of comprehensive income is required under Account Standards Update (“ASU”) 2011-05, The only component of comprehensive loss is Cumulative Translation Adjustments (CTA). The resulting translation adjustments are recorded as a component of Other Comprehensive Income (OCI) and included in Accumulated Other Comprehensive Income (AOCI) within stockholders’ equity. For the period ended June 30, 2024, the Company recorded a Cumulative Translation Adjustment of $117,086.

(h)	Cash, restricted cash and cash equivalents

Cash and cash equivalents comprise of cash in bank, demand deposits and short-term investments which are readily convertible to known amounts of cash and which are subject to an insignificant risk of change in value.

Restricted cash is subject to regulatory restrictions and is therefore not available for general use by the other entities within the group.

(i)	Deposits

Deposits comprise of bank guarantees in the form of term deposits, which are not available for general use. The term deposits are designated in cash which are subject to an insignificant risk of a change in value.

Distributed Storage Solutions Limited

ABN: 87 646 979 222

Notes to the Consolidated Financial Statements

For the Six-Month Period Ended June 30, 2024

2	Summary of Significant Accounting Policies (continued)

(j)	Financial Instruments

Financial instruments are recognized initially on the date that the Group becomes party to the contractual provisions of the instrument. The Group’s financial instruments consist of cash and cash equivalents, other receivables and trade and other payables and borrowings and are carried at cost, which approximates fair value due to the short-term nature of these instruments.

(k)	Goods and services tax (GST)

Revenue, expenses and assets are recognized net of the amount of goods and services tax (GST), except where the amount of GST incurred is not recoverable from the Australian Taxation Office (ATO).

Receivables and payables are stated inclusive of GST.

Cash flows in the consolidated statements of cash flows are included on a gross basis and the GST component of cash flows arising from investing and financing activities which is recoverable from, or payable to, the taxation authority is classified as operating cash flows.

(l)	Property and equipment

Property and equipment is stated at cost, net of accumulated depreciation. When an item is sold or retired, the costs and related accumulated depreciation are eliminated, and the resulting gain or loss, if any, is credited or charged to income in the consolidated statements of income (loss). The Group provides for depreciation using the straight-line method over the estimated useful lives of the respective assets.

A summary of estimated useful lives is as follows:

Fixed asset class	Useful life
Office Equipment	1 year
Computer Equipment	1 - 2 years

Major improvements are capitalized while replacement, maintenance and repairs which do not improve or extend the lives of the respective assets are expensed as incurred.

(m)	Digital Assets

The Group purchases or mines digital assets or receives digital assets as consideration for the delivery of its services as described in Note 2(c).

In December 2023, the FASB issued ASU No. 2023-08, Intangibles - Goodwill and Other - Crypto Assets (Subtopic 350-60): Accounting for and Disclosure of Crypto Assets (“ASU 2023-08”). ASU 2023-08 requires fair value measurement of certain crypto assets each reporting period with the changes in fair value reflected in net income. The amendments also require disclosures of the name, fair value, units held, and cost bases for each significant crypto asset held and annual reconciliations of crypto asset holdings. The new guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2024, with early adoption permitted. The Group has opted to adopt this guidance early on January 1, 2024. Cost is determined based on the cash consideration paid net of the transaction costs. The Group remeasures on a monthly basis the fair value of the digital assets determined by observable market rates.

Distributed Storage Solutions Limited

ABN: 87 646 979 222

Notes to the Consolidated Financial Statements

For the Six-Month Period Ended June 30, 2024

2	Summary of Significant Accounting Policies (continued)

(m)	Digital Assets (continued)

Gains and losses from the remeasurement of crypto assets shall be included in net income and presented separately from changes in carrying amounts of other intangible assets. The Group recognized a gain of $442,500 for the fair value measurement of its digital assets during the six months ended June 30, 2024 of which $188,772 was from revaluation of opening balances upon adoption of ASU 2023-08.

At times, the Group may settle various payables and accrued liabilities in digital assets within the normal course of operations. Gains and losses arising from transactions settled with digital assets are included as a component of selling, general, and administrative expenses within the accompanying statements of operations. The Group’s digital asset inventory consists primarily of Filecoin digital assets. DSS held 118,517 units of Filecoin at $4.52 per unit as of June 30, 2024.

(n)	Stockholders’ equity

Common stock

Common stock represents shares which are classified as equity. Incremental costs directly attributable to the issue of shares and share options which vest immediately are recognized as a deduction from equity, net of any tax effects.

Rights and Preferences

The holders of shares are entitled to participate in dividends and the proceeds on winding up of the Group. Each holder of shares has one vote in person or by proxy, and upon a poll each share is entitled to one vote.

(o)	Equity-settled compensation

The Group follows ASC 718-10, “Compensation-Stock Compensation”. The Group operates equity-settled stock-based compensation employee share and option plans. The fair value of the equity to which employees become entitled is measured at grant date and recognized as an expense over the vesting period, with a corresponding increase to equity.

The fair value of shares is ascertained as the market bid price. The fair value of options is ascertained using a Black-Scholes pricing model.

Vesting conditions are taken into account when considering the number of options expected to vest. At the end of each reporting period, the Group revises its estimate of the number of options which are expected to vest. Revisions to the prior period estimates are recognized in profit or loss and equity.

The Group has the following types of equity settled transactions:

Options

The Group issues options to third parties. The options are measured at fair value based on the Black-Scholes option pricing model on grant date and are expensed immediately where there are no conditions attached.

Notes to the Consolidated Financial Statements

For the Six-Month Period Ended June 30, 2024

2	Summary of Significant Accounting Policies (continued)

(p)	Foreign currency transactions and balances

Foreign currency transactions are recorded at the spot rate on the date of the transaction. The Group has determined the functional currency is the U.S. Dollar for the Group. Transactions or assets and liabilities denominated in a foreign currency are translated into U.S. dollars as follows: monetary assets and liabilities, at the rate of exchange in effect at the balance sheet date; non-monetary assets and liabilities, at the exchange rate prevailing at the time of the acquisition of the assets or assumption of the liabilities; and revenues and expenses (excluding amortization, which is translated at the same rate as the related asset), at the average rate of exchange for the year. Gains and losses arising from foreign currency transactions are included in net loss and translation adjustments are recorded as Cumulative Translation Adjustments (CTA) in APIC.

(q)	Legal and other contingencies

The Group accounts for its contingent liabilities in accordance with ASC 450 “Contingencies”. A provision is recorded when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. With respect to legal matters, provisions are reviewed and adjusted to reflect the impact of negotiations, estimated settlements, legal rulings, advice of legal counsel and other information and events pertaining to a particular matter. Legal costs incurred in connection with loss contingencies are expensed as incurred.

The Group is subject to the various legal proceedings and claims that have not been fully resolved and that have arisen in the ordinary course of business. In the opinion of management, there was not at least a reasonable possibility the Group may have incurred a material loss, or a material loss in excess of a recorded accrual, with respect to loss contingencies. However, the outcome of legal proceedings and claims brought against the Group is subject to significant uncertainty. Therefore, although management considers the likelihood of such an outcome to be remote, if one or more of these legal matters were resolved against the Group in a reporting period for amounts in excess of management’s expectations, the Group’s consolidated financial statements for that reporting period could be materially adversely affected.

3	Critical Accounting Estimates and Judgements

The Group makes estimates and judgements during the preparation of these consolidated financial statements regarding assumptions about current and future events affecting transactions and balances.

The significant estimates and judgements made have been described below:

(a)	Deferred tax assets

Deferred tax assets relating to tax losses and deductible temporary differences may be recognized where it is probable that there may be future taxable profits against which available tax losses and deductible temporary differences can be utilized in the reasonably foreseeable future given the circumstances of the Group.

Determining the recoverability of deferred tax assets involves significant judgement on the tax treatment of certain transactions and of uncertain future events and circumstances.

Management makes judgments as to the probability of future taxable profits being generated based on budgets, and current and future expected economic conditions and determines whether it is probable that the Group will be able to realize a benefit from its available tax losses and deductible temporary differences within the reasonably foreseeable future.

Notes to the Consolidated Financial Statements

For the Six-Month Period Ended June 30, 2024

4	Revenue and Other Income

Revenue from continuing operations

June 30, 2024 $
Revenue
- Provision of services	602,764
- Other revenue	129,867
Total Revenue	732,631

Revenue is recognized at point in time.

Other income

June 30, 2024 $
Other income
- Research and development Grants	278,208
Total other income	278,208

5	Income Tax Expense

(a)	The major components of tax expense comprise:

June 30, 2024 $
Current tax expense
Local income tax - current period	41,169
Total income tax expense	41,169

Notes to the Consolidated Financial Statements

For the Six-Month Period Ended June 30, 2024

5	Income Tax Expense (continued)

(b)	Income tax expense differed from the amount computed by applying the income tax rate of 25% to pretax loss for the six months ended June 30, 2024, as a result of the following reconciling items:

June 30, 2024 $
Loss before income tax	(3,026,076)
Tax	25.00%
(756,519)
Add:
Tax effect of:
- non-deductible research and development expenses	149,574
- stock-based compensation	753,292

Less:
Tax effect of:
- research and development tax credit	(69,552)
- temporary differences not brought into account	(35,626)
Income tax expense	41,169
Weighted average effective tax rate	(1)%

The Group did not have any imputation credits at June 30, 2024.

6	Cash and cash equivalents

June 30, 2024 $
Cash at bank and in hand	55,836
Total cash and cash equivalents	55,836

7	Deposits

June 30, 2024 $
Lenovo contract bank guarantees	245,236
Total deposits	245,236

Deposits represent amounts held as bank guarantees in term deposits and are therefore not available for general use.

Notes to the Consolidated Financial Statements

For the Six-Month Period Ended June 30, 2024

8	Trade and Other Receivables

June 30, 2024 $
Trade receivables, net	4,249
GST receivable	129,719
Government subsidies receivable	278,208
Total current trade and other receivables	412,176

9	Other Current Assets

June 30, 2024 $
Prepaid network fee	22,046
Other current assets	37,036
Total other current assets	59,082

10	Property and Equipment

June 30, 2024 $
Computer equipment
At cost	3,728,810
Accumulated depreciation	(2,645,842)
Total computer equipment	1,082,968

Office equipment
At cost	11,424
Accumulated depreciation	(11,424)
Total office equipment	-
Property and equipment, net	1,082,968

Depreciation expense of $40,179 has been recognized as an expense in the Statements of Operations for six months ended June 30, 2024.

Notes to the Consolidated Financial Statements

For the Six-Month Period Ended June 30, 2024

11	Intangible Assets

(a)	Digital Assets

$
Balance as of December 31, 2023, as previously reported	661,101
Revaluation of opening balance adjustment	188,772
Balance as of January 1, 2024, as adjusted	849,873
Acquisitions	328,477
Sales	(991,727)
Fair value gain on remeasurement	253,728
Gain on sale of digital assets	73,425
Unrealized gains on foreign currency	21,921
Balance as of June 30, 2024	535,697

(b)	Definite-Lived Intangible Assets

$
Balance as of December 31, 2023	79,843
Acquired Definite-Lived Intangible Assets	7,755
Amortization of Definite-Lived Intangible Asset	(63,333)
Balance as of June 30, 2024	24,265

Definite-Lived Intangible Assets include digital asset deals which are paid in Filecoin tokens and are amortized over the life of the contract. The digital asset deals contracts include an 18-month storage period, which is used as the life of the contract.

Restricted digital assets

Digital assets disclosed above include Filecoin tokens which are pledged as collateral to support the Group’s operations. Pledged Filecoin is committed for the full life of a storage sector (18 months) and is restricted from use. As of the six-months ended June 30, 2024, the Group had pledged $118,467 as collateral to storage sectors with maturities ranging from 1-540 days.

12	Trade and Other Payables

June 30, 2024 $
Trade payables	32,100
Accrued expense	331,402
Other payables	25,657
Total trade and other payables	389,159

Trade and other payables are unsecured, non-interest bearing and are normally settled within 30 days. The carrying value of trade and other payables is considered a reasonable approximation of fair value due to the short-term nature of the balances.

Notes to the Consolidated Financial Statements

For the Six-Month Period Ended June 30, 2024

13	Borrowings

June 30, 2024 $
Unsecured liabilities:
SAFE Securities	185,472
Sharon AI Loans	5,631,674
Total current borrowings	5,817,146

(a)	Simple Agreement for Future Equity (“SAFE”) Securities/Sharon AI Loans

On June 27, 2024, the majority of the Group’s SAFE holders assigned their holdings to Sharon AI, Inc, a USA based company, in exchange for shares in Sharon AI. Subsequently, DSS and Sharon AI agreed to effectively exercise the redemption clause and convert these to a loan under the loan facility established on June 18, 2024, converting SAFE liabilities to current loan liabilities, in which Sharon AI is considered to be the creditor, and the Group is the debtor. As of June 30, 2024, there is $5,631,674 of Sharon AI Loans outstanding as of June 30, 2024.

The remaining SAFE holders who did not accept the proposal will continue as SAFE holders of DSS, and it is unlikely that another event will occur causing their SAFE notes to convert to ordinary shares. The SAFE securities do not carry any specific terms of interest. As of June 30, 2024, $185,472 in SAFE securities are outstanding. These SAFE securities have been classified as a current liability on the assumption that, in the event of liquidation, these securities will be settled within the year. The occurrence of these events is not within the control of DSS.

(b)	Capital notes

On April 4, 2024, Distributed Storage Fund (“DSF”) entered into voluntary administration and as a result of the administration process, the entity’s liabilities, including the remaining capital notes, were reduced to a zero ($0) balance. In line with the executed Deed of Company Arrangement (“DOCA”), the Capital Notes were to be settled with the available balance of the DOCA after administration costs, as this amount was insufficient to cover the capital notes balance, the entirety of the balance was reduced in voluntary administration and treated as capital contribution in equity. DSS regained sufficient voting rights and decision-making power and regained control of DSF on May 17, 2024.

Interest expense on Capital Loans for the six-month period ended June 30, 2024, amounted to $134,220.

14	Stock-based Compensation

As of June 30, 2024, the Group has the following stock-based compensation:

(a)	Options

On December 15, 2022, the Group granted 155,172 option shares to a third-party lender in accordance with the loan agreement. On March 31, 2023, the Group granted 134,766 option shares to a third-party lender in accordance with the loan agreement for a total of 289,938 granted options between both grants.

On June 26, 2024, the Group’s option shares fully vested as pursuant to the Option Exercise Deed and were converted into ordinary shares on a cashless exercise basis, resulting in the exercising of the 289,938 options by issuing 289,657 ordinary shares to option holders. The options were exercised at a value of $10.32 per share in accordance with the Option Exercise Deed.

Share based payments expense of $3,013,167 has been recognized in the period ending June 30, 2024, primarily due modification of the initial option terms to reduce the exercise price to $0.01, modification to allow cashless exercise and settlement associated with DSS acquisition by SharonAI and surrender of warrant expense due to the new warrant arrangement with Sharon AI.

Notes to the Consolidated Financial Statements

For the Six-Month Period Ended June 30, 2024

15	Financial Risk Management

June 30, 2024 $
Financial assets
Held at amortized cost
Cash, restricted cash and cash equivalents	55,836
Deposits	245,236
Trade and other receivables	412,176
Total financial assets	713,248
Held at amortized cost
Trade and other payables	389,159
Borrowings	5,817,146
Total financial liabilities	6,206,305

16	Tax Assets and Liabilities

Deferred tax assets have been recognized in respect of the following:

June 30, 2024 $
Assets
Impairment loss on digital assets	1,714,808
Accrued liabilities	80,060
Total deferred tax assets	1,794,868

Liabilities
Others	56,581
Total deferred tax liabilities	56,581

Valuation allowance	(1,790,737)
Net deferred tax asset	62,372

Certain deferred tax assets have not been recognized in respect of unrealized valuation adjustment items because it is not probable that future taxable profit will be available against which the Group can utilize the benefits therein.

17	Fair Value Measurement

The Group measures the following assets and liabilities at fair value on a recurring basis:

●	Intangible assets

Fair value hierarchy

ASC Topic 820, Fair Value Measurement and Disclosures (“ASC Topic 820”) requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. ASC 820 established a fair value hierarchy based on the level of independent, objective evidence surrounding the inputs used to measure fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. ASC Topic 820 prioritizes the inputs into three levels that may be used to measure fair value:

Notes to the Consolidated Financial Statements

For the Six-Month Period Ended June 30, 2024

17	Fair Value Measurement (continued)

Level 1	Level 1 applies to assts or liabilities for which there are quoted prices in active markets for identical assets or liabilities. the inputs into three levels that may be used to measure fair value:

Level 2	Level 2 applies to assets or liabilities for which there are inputs other than quoted prices that are observable for the asset or liability such as quote prices for similar assets or liabilities in active markets; quoted prices for identical assets in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.

Level 3	Level 3 applies to assets or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

The table below shows the assigned level for each asset and liability held at fair value by the Group:

Fair value hierarchy	Level 1 $	Level 2 $	Level 3 $	Total $
As of June 30, 2024
Recurring fair value measurements
Intangible assets	535,697	-	-	535,697

The Group’s assets held at fair value comprise of cryptocurrency (digital assets) are classified as level 1. The Group did not make any transfer between levels of the fair value hierarchy during 2024.

18	Supplemental disclosure of cash flows information

Supplemental disclosure of cash flow information

June 30, 2024
$
Cash paid for interest	136,777

19	Interest in Subsidiaries

a)	Composition of the Group

	Principal place of business/country of incorporation	Percentage Owned (%)*
		2024
Subsidiaries
Distributed Storage Fund (Unit Trust)	Australia	100

*	The percentage of ownership interest held is equivalent to the percentage voting rights for all subsidiaries

Notes to the Consolidated Financial Statements

For the Six-Month Period Ended June 30, 2024

20	Contingent Liabilities

The Group had the following contingent liabilities at the end of the reporting period:

●	The Group is required to provide a guarantee in the form of Filecoin with third party providers of Filecoin tokens to be used to support the growth of its storage operations, in accordance with agreed terms. This guarantee is to ensure no loss is incurred by third party providers throughout the day-to-day operations by the Group. The potential loss that could be incurred by the Group relates to slashing fees and early termination of storage sectors. Management estimates this to be a maximum of $118,467 as of June 30, 2024.

The Group did not have any commitments or any other contingencies as of June 30, 2024.

21	Transactions with related parties

During the fiscal year ending December 31, 2023, the Group issued 290,291 SAFE securities for $195,602 to entities controlled by key management personnel. There were $0 outstanding as of June 30, 2024. Terms and conditions were on the same basis and at arm’s length.

22	Subsequent events

Subsequent to the year ended June 30, 2024, the following events occurred:

(a)	On July 1, 2024, DSS transferred all employee to Sharon AI Pty Ltd, including leave balances.

(b)	On July 18, 2024, the Group acquired computer equipment amounting to $2,651,022. This acquisition is anticipated to expand the Group’s AI computing capacity and lead to increased revenues.

(c)	On September 9, 2024, Distributed Storage Solutions became a private company, changing its name from Distributed Storage Solutions Limited to Distributed Storage Solutions Pty Ltd.

(d)	In October 2024, the directors of DSS changed with the removal of Nick Hughes-Jones and James Manning and the addition of Wolfgang Schubert.

Except for the above, no other matters or circumstances have arisen since the end of the financial year which significantly affected or could significantly affect the operations of the Group, the results of those operations, or the state of affairs of the Group in future financial years.

___________ Shares

Class A Ordinary Common Stock

ROTH CH HOLDINGS, INC.

PROSPECTUS

Lucid Capital Markets

Through and including              , 2025 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This requirement is in addition to a dealers’ obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or membership.

PART II - INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The following table sets forth an estimate of the fees and expenses relating to the issuance and distribution of the securities being registered hereby, other than underwriting discounts and commissions, all of which shall be borne by the registrant. All of such fees and expenses, except for the SEC registration fee, are estimated:

SEC registration fee	$
Transfer agent and registrar fees and expenses	$
Legal fees and expenses	$
Printing fees and expenses	$
Accounting fees and expenses	$
Miscellaneous fees and expenses	$
Total	$

Item 14. Indemnification of Officers and Directors.

The registrant a Delaware corporation. Section 145 of the Delaware General Corporation Law (“DGCL”) provides, in general, that a corporation may indemnify any person who was or is a party (or is threatened to be made a party) to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), because he or she is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. A Delaware corporation may also indemnify directors, officers, employees and other agents of such corporation in an action by or in the right of the corporation under the same conditions, except that no indemnification is permitted without judicial approval if the person to be indemnified has been adjudged to be liable to the corporation. The DGCL provides that Section 145 of the DGCL is not exclusive of other rights to which those seeking indemnification may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise.

The registrant’s Bylaws each contain provisions that require it to indemnify any person who was or is made or is threatened to be made a party or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person, or a person for whom such person is the legal representative, is or was a director or officer of such entity or, while a director or officer of such entity, is or was serving at the request of such as a director, officer, employee or agent of another corporation or of a partnership, joint venture, limited liability company, trust, enterprise or nonprofit entity, including service with respect to employee benefit plans, against all liability and loss suffered and expenses (including attorneys’ fees) reasonably incurred by such person, to the fullest extent permitted by the DGCL, as it may be amended from time to time.

In addition, the registrant’s Certificate of Incorporation (contains provisions requiring such entity to indemnify and advance expenses to any director incurred in defending or otherwise participating in any proceeding in advance of its final disposition, provided that such director presents to such entity a written undertaking to repay such amount if it shall ultimately be determined that such director is not entitled to be indemnified by such entity

As permitted by Section 102(b)(7) of the DGCL, and the registrant’s Certificate of Incorporation contains provisions eliminating the personal liability of directors to such entity or its stockholders for monetary damages for breach of fiduciary duty as a director to the fullest extent permitted under the DGCL.

The registrant expects to maintain standard policies of insurance under which coverage is provided (a) to its directors and officers against losses arising from claims made by reason of breach of duty or other wrongful act by such persons in their respective capacities as officers and directors, and (b) to the registrant with respect to payments which may be made by the registrant to such officers and directors pursuant to the above indemnification provision or otherwise as a matter of law.

See “Item 17. Undertakings” for a description of the SEC’s position regarding such indemnification provisions.

Item 15. Recent Sales of Unregistered Securities.

Set forth below is information regarding shares of capital stock issued by us within the past three years. Also included is the consideration received by us for such shares and information relating to the section of the Securities Act, or rule of the SEC, under which exemption from registration was claimed.

The registrant did not have unregistered sales of our equity securities during the prior three years.

Item 16. Exhibits.

(a) Exhibits

The following exhibits are filed as part of this registration statement:

Exhibit No.	Description
2.1†	Business Combination Agreement, dated January 28, 2025, by and among Roth CH Acquisition Co., Roth CH Holdings, Inc., Roth CH Merger Sub, Inc. and SharonAI Inc incorporated by reference to Exhibit 2.1 to Roth CH Acquisition Co.‘s Current Report on Form 8-K, filed with the SEC on January 29, 2025
2.2	Amendment, dated May 23, 2025, to the Business Combination Agreement, dated May 23, 2025, by and among Roth CH Acquisition Co., Roth CH Holdings, Inc., Roth CH Merger Sub, Inc. and SharonAI Inc., incorporated by reference to Exhibit 10.1 to Roth CH Acquisition Co.‘s Current Report on Form 8-K, filed with the SEC on May 27, 2025.
2.3	Second Amendment, dated October 14, 2025, to the Business Combination Agreement, dated January 28, 2025, by and among Roth CH Acquisition Co., Roth CH Holdings, Inc., Roth CH Merger Sub, Inc. and SharonAI Inc., incorporated by reference to Exhibit 10.1 to Roth CH Acquisition Co.‘s Current Report on Form 8-K, filed with the SEC on October 20, 2025.
3.1	Amended and Restated Certificate of Incorporation of registrant, incorporated by reference to Annex B-1 to the registrant’s Registration Statement on Form S-4 filed with the SEC on May 15, 2025 (to be effective upon consummation of the Business Combination).
3.2	Bylaws of the registrant, incorporated by reference to Annex B-2 the registrant’s Registration Statement on Form S-4 filed with the SEC on May 15, 2025 (to be effective upon consummation of the Business Combination).
3.3	Certificate of Merger, incorporated by reference to Exhibit 3.8 to the registrant’s Registration Statement on Form S-4 filed with the SEC on October 1, 2025.
4.1	Form of Warrant Certificate(1)
4.2	Warrant Agreement between Continental Stock Transfer & Trust Company and the Registrant(6)
4.3**	Convertible Promissory Note in the amount of $500,000 dated July 15, 2025 issued by SharonAI, Inc. to YA II PN Ltd.
4.4**	Convertible Promissory Note in the amount of $2 million dated October 1, 2025 issued by SharonAI to YA II PN Ltd.
5.1**	Opinion of Loeb & Loeb LLP.
10.1	Investment Management Trust Agreement between Continental Stock Transfer & Trust Company and the Registrant(6)
10.2	Amendment to the Investment Management Trust Agreement, dated January 27, 2023, by and between Continental Stock Transfer & Trust Company and the Registrant(2)
10.3	Private Placement Warrants Purchase Agreement between the Registrant and TKB Sponsor I, LLC(6)
10.4	Amendment to the Investment Management Trust Agreement, dated June 28, 2023, by and between Continental Stock Transfer & Trust Company and the Registrant(3)
10.5	Amendment No. 2 to the Investment Management Trust Agreement(3)
10. 6	Form of Lockup Agreement, incorporated by reference to Annex F to the registrant’s Registration Statement on Form S-4 filed with the SEC on May 15, 2025
10.7	Form of Amended and Restated Registration Rights Agreement, incorporated by reference to Exhibit 10.4 to Roth CH Acquisition Co.‘s Current Report on Form 8-K, filed with the SEC on January 29, 2025
10.8+	Employment Agreement with Wolfgang Schubert, incorporated by reference to Exhibit 10.18 to the registrant’s Registration Statement on Form S-4 filed with the SEC on May 15, 2025
10.9+	First Amendment to Employment Agreement with Wolfgang Schubert, incorporated by reference to Exhibit 10.19 to the registrant’s Registration Statement on Form S-4 filed with the SEC on May 15, 2025
10.10**+	Form of 2025 Equity Incentive Plan
10.11**	Note Purchase Agreement dated July 15, 2025 between SharonAI, Inc. and YA II PN, LTD.
10.12	Form of Standby Equity Purchase Agreement by and between YA II PN, LTD., a Cayman Islands exempt limited company (the “Investor”), and Sharonai Holdings, INC. a Delaware Corporation (to be executed following the Business Combination) incorporated by reference to Annex H to the registrant’s Registration Statement on Form S-4 filed with the SEC on August 12, 2025

Exhibit No.	Description
10.13**+	Employment Agreement between Timothy Broadfoot and SharonAI Pty Ltd
10.14**+	Employment Agreement between Andrew Leece and SharonAI Pty Ltd
10.15**+	Employment Agreement between Daniel Mons and SharonAI Pty Ltd
10.16**+	Independent Contractor Agreement – Corporate between SharonAI Pty Ltd
10.18**+	Consulting Agreement between SharonAI Pty and Timothy Broadfoot
23.1**	Consent of Marcum LLP (Roth CH Holdings, Inc.)
23.2**	Consent of Marcum LLP (Roth CH Acquisition Co.)
23.3**	Consent of HoganTaylor LLP
23.4**	Consent of Wolf & Company P.C.
23.5**	Consent of Loeb & Loeb, LLP (included as part of Exhibit 5.1 hereto).
97.1	Clawback Policy(8)
107**	Calculation of Registration Fee Table

*	Filed herewith.
**	To be filed by amendment
+	Indicates a management or compensatory plan.

(1)	Incorporated by reference to Roth CH Acquisition Co.‘s Form S-1, filed with the SEC on October 8, 2021.
(2)	Incorporated by reference to Roth CH Acquisition Co. ‘s Current Report on Form 8-K, filed with the SEC on January 30, 2023.
(3)	Incorporated by reference to Roth CH Acquisition Co.‘s Current Report on Form 8-K, filed with the SEC on July 3, 2023.
(4)	Incorporated by reference to Annex A to the registrant’s definitive proxy statement filed with the SEC on September 7, 2023.
(5)	Incorporated by reference to Roth CH Acquisition Co.‘s Current Report on Form 8-K filed with the SEC on May 3, 2024.
(6)	Incorporated by reference to Roth CH Acquisition Co.‘s Current Report on Form 8-K, filed with the SEC on October 29, 2021.
(7)	Incorporated by reference to Roth CH Acquisition Co.‘s Quarterly Report on Form 10-Q for the quarter ended June 30, 2023.
(8)	Incorporated by reference to Roth CH Acquisition Co.‘s Annual Report on Form 10-K filed with the SEC on April 11, 2024.
(9)	Incorporated by reference to Roth CH Acquisition Co.‘s Current Report on Form 8-K filed with the SEC on January 29, 2025.
(10)	Incorporated by reference to Roth CH Acquisition Co.‘s Current Report on Form 8-K filed with the SEC on May 27, 2025.

Item 17. Undertakings.

The undersigned registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended;

(ii)	To reflect in the prospectus any facts or events arising after the effective date of this registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement. Notwithstanding the foregoing, any increase or decrease in the volume of securities offered (if the total dollar value of the securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)	To include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in this registration statement;

provided, however, that the undertakings set forth in paragraphs (1)(i), (1)(ii) and (1)(iii) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Securities and Exchange Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934, as amended, that are incorporated by reference in this registration statement or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of this registration statement;

(2)	That, for the purpose of determining any liability under the Securities Act of 1933, as amended, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering;

(4)	That, for the purpose of determining liability under the Securities Act of 1933, as amended, to any purchaser:

(i)	Each prospectus filed by the registrant pursuant to Rule 424 (b)(3) shall be deemed to be part of this registration statement as of the date the filed prospectus was deemed part of and included in this registration statement; and

(ii)	Each prospectus required to be filed pursuant to Rule 424 (b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(l)(i), (vii) or (x) for the purpose of providing the information required by Section 10(a) of the Securities Act of 1933, as amended, shall be deemed to be part of and included in the registration statement as of the earlier of the date such prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date;

(5)	That, for the purpose of determining liability of the registrant under the Securities Act of 1933, as amended, to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)	The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser;

(6)	That, for purposes of determining any liability under the Securities Act of 1933, as amended, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934, as amended (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934, as amended) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

(7)	Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933, as amended, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933, as amended, and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Miami Beach, Florida on the [___] day of November, 2025.

Roth CH Holdings, Inc.

By:
Name:	John Lipman
Title:	President, Principal Executive Officer and Principal Financial Officer

Signature	Title	Date

	Director and President	November [__], 2025
John Lipman